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Exhibit 99.1

 NOTICES OF ANNUAL GENERAL AND SPECIAL MEETINGS

NOTICE OF JOINT PETITION

JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

CONCERNING THE MERGER OF

SUNCOR ENERGY INC.

AND

PETRO-CANADA

April 29, 2009

 NOTICE TO NON-REGISTERED HOLDERS OF SUNCOR SHARES AND PETRO-CANADA SHARES

        These shareholder materials are being sent to both registered and non-registered holders of shares. If you are a non-registered holder and Suncor or its agent or Petro-Canada or its agent, as applicable, has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding shares on your behalf.

 This circular was printed on paper that is acid-free and recyclable. Inks are based on linseed oil and contain no heavy metals. The printing process was alcohol-free. Volatile organic compounds associated with printing were reduced by 50% to 75% from the levels that would have been produced using traditional inks and processes. By buying products with an FSC label, you are supporting the growth of responsible forest management worldwide.

April 29, 2009

Dear Suncor Shareholders:

        You are invited to attend an annual general and special meeting (the "Suncor Shareholders' Meeting") of the holders ("Suncor Shareholders") of common shares ("Suncor Shares") of Suncor Energy Inc. ("Suncor") to be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 1:00 p.m. (Calgary time) on Thursday, June 4, 2009. At the Suncor Shareholders' Meeting, you will be asked to consider, among other things, a resolution to approve the proposed amalgamation of Suncor and Petro-Canada to be completed by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Additionally, Suncor Shareholders will be asked to approve the adoption of a new stock option plan for the combined company (provided the Arrangement is completed) and to elect the directors and appoint the auditors of Suncor until the earlier of the completion of the Arrangement and the next annual general meeting of Suncor Shareholders.

        Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Trust Company of Canada, as soon as possible but not later than 1:00 p.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Suncor Shareholders' Meeting.

        Suncor and Petro-Canada entered into an arrangement agreement dated March 22, 2009 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement, as amended, Suncor and Petro-Canada will amalgamate and continue as "Suncor Energy Inc." ("Amalco") such that, in accordance with the Arrangement, each Suncor Shareholder will receive one common share of Amalco ("Amalco Shares") for each Suncor Share then held (the "Suncor Exchange Ratio") and each shareholder of Petro-Canada ("Petro-Canada Shareholders") will receive 1.28 Amalco Shares for each common share of Petro-Canada then held. Immediately following completion of the Arrangement, former Suncor Shareholders are anticipated to own approximately 60% of Amalco and former Petro-Canada Shareholders are anticipated to own approximately 40% of Amalco. The Arrangement is currently anticipated to be completed in the third quarter of 2009. Once there is more certainty as to when the Arrangement is expected to be completed, registered Suncor Shareholders will be provided with a letter of transmittal and election form explaining how to exchange their Suncor Shares for Amalco Shares.

        If you have any questions, please feel free to contact our proxy solicitor, Kingsdale Shareholder Services Inc., by telephone at 1-866-851-2638 toll-free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

        Subject to the qualifications in the accompanying joint information circular and proxy statement of Suncor and Petro-Canada, the exchange of Suncor Shares for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Suncor Shareholders under Canadian or United States federal income tax laws. Suncor Shareholders who are individuals resident in Canada, holding up to a maximum of 15% of the outstanding Suncor Shares, may, however, elect to have the exchange of their Suncor Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Suncor Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes by making such election, or having such election made on their behalf, in the letter of transmittal and election form on or before the election deadline specified in the letter of transmittal and election form. For additional information and a general discussion of the Canadian federal income tax consequences of making such an election, see the section entitled "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations" in the accompanying joint information circular and proxy statement of Suncor and Petro-Canada.

        There are many anticipated benefits of the proposed amalgamation of Suncor and Petro-Canada. The amalgamation will create a premier Canadian integrated energy company, which is expected to benefit from an integrated business model which will encompass a global leadership position in the oil sands industry, a strong Canadian downstream branch and an attractive portfolio of domestic and international conventional oil and natural gas assets. It will have an attractive combination of long-life assets and numerous growth opportunities through Suncor's and Petro-Canada's combined inventory of potential development projects. In addition, Suncor and Petro-Canada expect that the combined company will deliver significant cost savings through substantial operating synergies.

i

Finally, Suncor and Petro-Canada expect that the combined company will have a strong credit profile, with pro forma debt-to-capitalization of approximately 30% and a debt-to-cash flow from operations ratio of approximately 1.3 times. For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint information circular and proxy statement entitled "Part I — The Arrangement — Anticipated Benefits of the Arrangement".

        Following the Arrangement, I will serve as President and Chief Executive Officer of Amalco, Mr. John T. Ferguson, the current Chairman of Suncor, will serve as Chairman of Amalco, and Mr. Ron A. Brenneman, the current President and Chief Executive Officer of Petro-Canada, will serve as Executive Vice-Chairman of Amalco. The proposed board of directors of Amalco will consist of eight current members of the Suncor board of directors (including myself and Mr. Ferguson) and four current members of the Petro-Canada board of directors. Mr. Brenneman and I will be joined on the executive team by a combination of the current executive officers of Suncor and Petro-Canada.

        The Arrangement will not result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to Suncor, Petro-Canada or their respective directors, officers and employees, including for the purposes of Suncor options, Petro-Canada options or pursuant to the related plans or agreements. Suncor options, Petro-Canada options and awards under Suncor and Petro-Canada non-equity based compensation plans will be adjusted on the same basis as the share exchange ratios under the Arrangement.

        The resolution approving the Arrangement (the "Suncor Arrangement Resolution") must be approved by not less than 66 2/3% of the votes cast by the Suncor Shareholders present in person or by proxy at the Suncor Shareholders' Meeting. Completion of the proposed Arrangement is also conditional upon approval by not less than 66 2/3% of the votes cast by the Petro-Canada Shareholders present in person or by proxy at a meeting of such holders, the approval of the Court of Queen's Bench of Alberta, compliance with the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the receipt of required regulatory, stock exchange and third party approvals.

        After considering, among other things, the opinions of CIBC World Markets Inc. and Morgan Stanley Canada Limited, that, as of March 22, 2009, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Suncor Exchange Ratio is fair, from a financial point of view, to the Suncor Shareholders, the Board of Directors of Suncor has concluded that the Arrangement is in the best interests of Suncor and is fair to Suncor Shareholders, and recommends that the Suncor Shareholders vote in favour of the Suncor Arrangement Resolution. See the section in the accompanying joint information circular and proxy statement of Suncor and Petro-Canada entitled "Part I — The Arrangement — Suncor Fairness Opinions" and Appendix D-1 and Appendix D-2.

        The accompanying joint information circular and proxy statement contains a detailed description of the Arrangement and the other matters to be considered at the Suncor Shareholders' Meeting, as well as detailed information regarding Suncor and Petro-Canada and certain pro forma and other combined information regarding the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential consequences of a Suncor Shareholder exchanging his or her Suncor Shares for Amalco Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

        On behalf of the board of directors of Suncor, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

        We look forward to seeing you at the Suncor Shareholders' Meeting.

Yours very truly,
/s/ RICHARD L. GEORGE Richard L. George President and Chief Executive Officer Suncor Energy Inc.

April 29, 2009

Dear Petro-Canada Shareholders:

        You are invited to attend an annual general and special meeting (the "Petro-Canada Shareholders' Meeting") of the holders ("Petro-Canada Shareholders") of common shares ("Petro-Canada Shares") of Petro-Canada to be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) on Thursday, June 4, 2009. At the Petro-Canada Shareholders' Meeting, you will be asked to consider, among other things, a resolution to approve the proposed amalgamation of Petro-Canada and Suncor Energy Inc. ("Suncor") to be completed by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Additionally, Petro-Canada Shareholders will be asked to approve the adoption of a new stock option plan for the combined company (provided the Arrangement is completed) and to elect the directors and appoint the auditors of Petro-Canada until the earlier of the completion of the Arrangement and the next annual general meeting of Petro-Canada Shareholders.

        Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, CIBC Mellon Trust Company, as soon as possible but not later than 9:00 a.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Petro-Canada Shareholders' Meeting.

        Petro-Canada and Suncor entered into an arrangement agreement dated March 22, 2009 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement, as amended, Petro-Canada and Suncor will amalgamate and continue as "Suncor Energy Inc." ("Amalco") such that, in accordance with the Arrangement, each Petro-Canada Shareholder will receive 1.28 common shares of Amalco ("Amalco Shares") for each Petro-Canada Share then held (the "Petro-Canada Exchange Ratio") and each shareholder of Suncor (the "Suncor Shareholders") will receive one Amalco Share for each common share of Suncor then held. Immediately following completion of the Arrangement, former Petro-Canada Shareholders are anticipated to own approximately 40% of Amalco and former Suncor Shareholders are anticipated to own approximately 60% of Amalco. The Arrangement is currently anticipated to be completed in the third quarter of 2009. Once there is more certainty as to when the Arrangement is expected to be completed, registered Petro-Canada Shareholders will be provided with a letter of transmittal and election form explaining how to exchange their Petro-Canada Shares for Amalco Shares.

        If you have any questions, please feel free to contact our proxy solicitor, Kingsdale Shareholder Services Inc., by telephone at 1-866-851-2638 toll-free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

        Subject to the qualifications in the accompanying joint information circular and proxy statement of Petro-Canada and Suncor, the exchange of Petro-Canada Shares for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Petro-Canada Shareholders under Canadian or United States federal income tax laws. Petro-Canada Shareholders who are individuals resident in Canada, holding up to a maximum of 15% of the outstanding Petro-Canada Shares, may, however, elect to have the exchange of their Petro-Canada Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Petro-Canada Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes by making such election, or having such election made on their behalf, in the letter of transmittal and election form on or before the election deadline specified in the letter of transmittal and election form. For additional information and a general discussion of the Canadian federal income tax consequences of making such an election, see the section entitled "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations" in the accompanying joint information circular and proxy statement of Petro-Canada and Suncor.

        There are many anticipated benefits of the proposed amalgamation of Petro-Canada and Suncor. The amalgamation will create a premier Canadian integrated energy company, which is expected to benefit from an integrated business model which will encompass a global leadership position in the oil sands industry, a strong Canadian downstream brand and an attractive portfolio of domestic and international conventional oil and natural gas assets. It will have an attractive combination of long-life assets and numerous growth opportunities through Petro-

Canada's and Suncor's combined inventory of potential development projects. In addition, Petro-Canada and Suncor expect that the combined company will deliver significant cost savings through substantial operating synergies. Finally, Petro-Canada and Suncor expect that the combined company will have a strong credit profile, with pro forma debt-to-capitalization of approximately 30% and a debt-to-cash flow from operations ratio of approximately 1.3 times. For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint information circular and proxy statement entitled "Part I — The Arrangement — Anticipated Benefits of the Arrangement".

        Following the Arrangement, Mr. Richard L. George, the current President and Chief Executive Officer of Suncor, will serve as President and Chief Executive Officer of Amalco, Mr. John T. Ferguson, the current Chairman of Suncor, will serve as Chairman of Amalco, and I will serve as Executive Vice-Chairman of Amalco. The proposed board of directors of Amalco will consist of eight current members of the Suncor board of directors (including Mr. George and Mr. Ferguson) and four current members of the Petro-Canada board of directors. Mr. George and I will be joined on the executive team by a combination of the current executive officers of Suncor and Petro-Canada.

        The Arrangement will not result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to Suncor, Petro-Canada or their respective directors, officers and employees, including for the purposes of Suncor options, Petro-Canada options or pursuant to the related plans or agreements. Petro-Canada options, Suncor options and awards under Petro-Canada and Suncor non-equity based compensation plans will be adjusted on the same basis as the share exchange ratios under the Arrangement.

        The resolution approving the Arrangement (the "Petro-Canada Arrangement Resolution") must be approved by not less than 66 2/3% of the votes cast by the Petro-Canada Shareholders present in person or by proxy at the Petro-Canada Shareholders' Meeting. Completion of the proposed Arrangement is also conditional upon approval by not less than 66 2/3% of the votes cast by the Suncor Shareholders present in person or by proxy at a meeting of such holders, the approval of the Court of Queen's Bench of Alberta, compliance with the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the receipt of required regulatory, stock exchange and third party approvals.

        After considering, among other things, the opinions of RBC Dominion Securities Inc. and Deutsche Bank Securities Inc., that, as of March 22, 2009, and based upon and subject to the various assumptions, qualifications and limitations set forth in the respective opinions, the Petro-Canada Exchange Ratio is fair, from a financial point of view, to the Petro-Canada Shareholders, the Board of Directors of Petro-Canada has concluded that the Arrangement is in the best interests of Petro-Canada and is fair to Petro-Canada Shareholders, and recommends that the Petro-Canada Shareholders vote in favour of the Petro-Canada Arrangement Resolution. See the section in the accompanying joint information circular and proxy statement of Suncor and Petro-Canada entitled "Part I — The Arrangement — Petro-Canada Fairness Opinions" and Appendix E-1 and Appendix E-2.

        The accompanying joint information circular and proxy statement contains a detailed description of the Arrangement and the other matters to be considered at the Petro-Canada Shareholders' Meeting, as well as detailed information regarding Petro-Canada and Suncor and certain pro forma and other combined information regarding the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential consequences of a Petro-Canada Shareholder exchanging his or her Petro-Canada Shares for Amalco Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

        On behalf of the board of directors of Petro-Canada, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

        We look forward to seeing you at the Petro-Canada Shareholders' Meeting.

Yours very truly,
/s/ RON A. BRENNEMAN Ron A. Brenneman President and Chief Executive Officer Petro-Canada

 SUNCOR ENERGY INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SUNCOR SHAREHOLDERS

to be held Thursday, June 4, 2009

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated April 29, 2009, an annual general and special meeting (the "Suncor Shareholders' Meeting") of the holders ("Suncor Shareholders") of common shares ("Suncor Shares") of Suncor Energy Inc. ("Suncor") will be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 1:00 p.m. (Calgary time) on Thursday, June 4, 2009, for the following purposes:

(a)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Suncor Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act ("CBCA"), all as more particularly described in the Information Circular;

(b)
to consider and, if thought advisable, to pass, an ordinary resolution to approve a new stock option plan for the corporation resulting from the amalgamation of Suncor and Petro-Canada pursuant to the Arrangement, conditional upon the Arrangement becoming effective;

(c)
to receive the consolidated financial statements of Suncor for the year ended December 31, 2008 together with the auditors' report;

(d)
to elect directors of Suncor to hold office until the earlier of the completion of the Arrangement and the close of the next annual general meeting;

(e)
to appoint auditors of Suncor to hold office until the earlier of the completion of the Arrangement and the close of the next annual general meeting; and

(f)
to transact such further and other business as may properly be brought before the Suncor Shareholders' Meeting or any adjournment thereof.

        Specific details of the matters to be put before the Suncor Shareholders' Meeting are set forth in the accompanying Information Circular.

        The record date (the "Record Date") for the determination of Suncor Shareholders entitled to receive notice of and to vote at the Suncor Shareholders' Meeting is April 28, 2009. Only Suncor Shareholders whose names have been entered in the register of Suncor Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Suncor Shareholders' Meeting.

        Each Suncor Share entitled to be voted at the Suncor Shareholders' Meeting will entitle the holder to one vote at the Suncor Shareholders' Meeting.

        A Suncor Shareholder may attend the Suncor Shareholders' Meeting in person or may be represented by proxy. Suncor Shareholders who are unable to attend the Suncor Shareholders' Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Suncor Shareholders' Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department, not later than 1:00 p.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Suncor Shareholders' Meeting. Notwithstanding the foregoing, the Chairman of the Suncor Shareholders' Meeting has the discretion to accept proxies received after such deadline. Suncor Shareholders may use the internet (www.investorvote.com) or the telephone (1-866-732-VOTE (8683)) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Suncor Shareholder, at the Suncor Shareholders' Meeting. For information regarding voting or appointing a proxy by internet or voting by telephone, see the form of proxy for Suncor Shareholders and/or the Information Circular section entitled "Part VII — General Proxy Matters — Suncor — Voting by Internet and Telephone" in the accompanying Information Circular.

v

        Pursuant to the Interim Order, registered holders of Suncor Shares have a right to dissent in respect of the Suncor Arrangement Resolution and to be paid an amount equal to the fair value of their Suncor Shares. This dissent right and the dissent procedures are described in the Information Circular. The dissent procedures require that a registered holder of Suncor Shares who wishes to dissent send a written notice of objection to the Suncor Arrangement Resolution to Suncor (i) c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8 (Attention: A. Webster Macdonald Jr., Q.C.) or (ii) by facsimile transmission to c/o Blake, Cassels & Graydon LLP, Facsimile: (403) 260-9700 (Attention: A. Webster Macdonald Jr., Q.C.), to be received by no later than 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Suncor Shareholders' Meeting, by no later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the day of the adjourned or postponed Suncor Shareholders' Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the provisions of the Interim Order, will result in loss of the right to dissent. See the section entitled "Part I — The Arrangement — Right to Dissent" in the accompanying Information Circular.

        The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the Suncor Shareholders' Meeting; and (ii) other matters that may properly come before the Suncor Shareholders' Meeting. As of the date hereof, management of Suncor knows of no amendments, variations or other matters to come before the Suncor Shareholders' Meeting other than the matters set forth in this Notice of Meeting. Suncor Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

        Dated at the City of Calgary, in the Province of Alberta, this 29th day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF SUNCOR ENERGY INC.
/s/ RICHARD L. GEORGE Richard L. George President and Chief Executive Officer Suncor Energy Inc.

 PETRO-CANADA

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF PETRO-CANADA SHAREHOLDERS

to be held Thursday, June 4, 2009

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated April 29, 2009, an annual general and special meeting (the "Petro-Canada Shareholders' Meeting") of the holders ("Petro-Canada Shareholders") of common shares ("Petro-Canada Shares") of Petro-Canada will be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) on Thursday, June 4, 2009, for the following purposes:

(a)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Petro-Canada Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement of Suncor Energy Inc. ("Suncor") and Petro-Canada dated April 29, 2009 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act ("CBCA"), all as more particularly described in the Information Circular;

(b)
to consider and, if thought advisable, to pass, an ordinary resolution to approve a new stock option plan for the corporation resulting from the amalgamation of Petro-Canada and Suncor pursuant to the Arrangement, conditional upon the Arrangement becoming effective;

(c)
to receive the consolidated financial statements of Petro-Canada for the year ended December 31, 2008 together with the auditors' report;

(d)
to elect directors of Petro-Canada to hold office until the earlier of the completion of the Arrangement and the close of the next annual general meeting;

(e)
to appoint auditors of Petro-Canada to hold office until the earlier of the completion of the Arrangement and the close of the next annual general meeting; and

(f)
to transact such further and other business as may properly be brought before the Petro-Canada Shareholders' Meeting or any adjournment thereof.

        Specific details of the matters to be put before the Petro-Canada Shareholders' Meeting are set forth in the accompanying Information Circular.

        The record date (the "Record Date") for the determination of Petro-Canada Shareholders entitled to receive notice of and to vote at the Petro-Canada Shareholders' Meeting is April 28, 2009. Only Petro-Canada Shareholders whose names have been entered in the register of Petro-Canada Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Petro-Canada Shareholders' Meeting.

        Each Petro-Canada Share entitled to be voted at the Petro-Canada Shareholders' Meeting will entitle the holder to one vote at the Petro-Canada Shareholders' Meeting.

        A Petro-Canada Shareholder may attend the Petro-Canada Shareholders' Meeting in person or may be represented by proxy. Petro-Canada Shareholders who are unable to attend the Petro-Canada Shareholders' Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Petro-Canada Shareholders' Meeting or any adjournment thereof. To be effective, the proxy must be received by CIBC Mellon Trust Company, Attention: Proxy Department, by mail: P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502, not later than 9:00 a.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Petro-Canada Shareholders' Meeting. Notwithstanding the foregoing, the Chair of the Petro-Canada Shareholders' Meeting has the discretion to accept proxies received after such deadline.

        Pursuant to the Interim Order, registered holders of Petro-Canada Shares have a right to dissent in respect of the Petro-Canada Arrangement Resolution and to be paid an amount equal to the fair value of their Petro-Canada Shares. This dissent right and the dissent procedures are described in the Information Circular. The dissent procedures require that a registered holder of Petro-Canada Shares who wishes to dissent send a written notice of objection to the Petro-Canada Arrangement Resolution to Petro-Canada (i) c/o Macleod Dixon LLP, Suite 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 (Attention: John J. Marshall, Q.C. or Roger F. Smith) or (ii) by facsimile transmission to c/o Macleod Dixon LLP, Facsimile: (403) 264-5973 (Attention: John J. Marshall, Q.C. or Roger F. Smith), to be received by no later than 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Petro-Canada Shareholders' Meeting, by no later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the day of the adjourned or postponed Petro-Canada Shareholders' Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the provisions of the Interim Order, will result in loss of the right to dissent. See the section entitled "Part I — The Arrangement — Right to Dissent" in the accompanying Information Circular.

        The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the Petro-Canada Shareholders' Meeting; and (ii) other matters that may properly come before the Petro-Canada Shareholders' Meeting. As of the date hereof, management of Petro-Canada knows of no amendments, variations or other matters to come before the Petro-Canada Shareholders' Meeting other than the matters set forth in this Notice of Meeting. Petro-Canada Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

        Dated at the City of Calgary, in the Province of Alberta, this 29th day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF PETRO-CANADA
/s/ RON A. BRENNEMAN Ron A. Brenneman President and Chief Executive Officer Petro-Canada

 IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNCOR ENERGY INC., PETRO-CANADA, CERTAIN SUBSIDIARIES OF SUNCOR ENERGY INC. AND PETRO-CANADA, SUNCOR SHAREHOLDERS AND PETRO-CANADA SHAREHOLDERS

 NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a joint petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Suncor Energy Inc. ("Suncor") and Petro-Canada with respect to a proposed plan of arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving Suncor, Petro-Canada, certain subsidiaries of Suncor and Petro-Canada, the holders (the "Suncor Shareholders") of common shares of Suncor ("Suncor Shares") and the holders ("Petro-Canada Shareholders") of common shares of Petro-Canada ("Petro-Canada Shares") (collectively, the "Arrangement Parties"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Suncor and Petro-Canada dated April 29, 2009, accompanying this Petition. At the hearing of the Petition, Suncor and Petro-Canada intend to seek:

(a)
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including the Suncor Shareholders and Petro-Canada Shareholders;

(b)
an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c)
an order declaring that the registered Suncor Shareholders and Petro-Canada Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 190 of the CBCA, as modified by the interim order (the "Interim Order") of the Court dated April 29, 2009;

(d)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e)
such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America, provided by Section 3(a)(10) thereof with respect to the issuance of the common shares of Amalco (as defined in the Arrangement) pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, on Friday, June 5, 2009 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Suncor Shareholder, Petro-Canada Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Suncor Shareholder, Petro-Canada Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon Suncor or Petro-Canada, as the case may be, on or before noon (Calgary time) on May 29, 2009, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions at the application, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service on Suncor or Petro-Canada, as the case may be, is to be effected by delivery to the solicitors for Suncor or Petro-Canada, as the case may be, at the address set out below. If any Suncor Shareholder, Petro-Canada Shareholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Suncor or Petro-Canada and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Suncor Shareholders for the purposes of voting upon a resolution to approve the Arrangement, and has directed that registered Suncor Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 190 of the CBCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Petro-Canada Shareholders for the purposes of voting upon a resolution to approve the Arrangement, and has directed that registered Petro-Canada Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 190 of the CBCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Suncor Shareholder or other interested party in respect of Suncor requesting the same by the under mentioned solicitors for Suncor upon written request delivered to such solicitors c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8 Attention: A. Webster Macdonald Jr., Q.C.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Petro-Canada Shareholder or other interested party in respect of Petro-Canada requesting the same by the under mentioned solicitors for Petro-Canada upon written request delivered to such solicitors c/o Macleod Dixon LLP, Suite 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: John J. Marshall, Q.C. or Roger F. Smith.

DATED at the City of Calgary, in the Province of Alberta, this 29th day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF SUNCOR ENERGY INC.
/s/ RICHARD L. GEORGE Richard L. George President and Chief Executive Officer Suncor Energy Inc.
BY ORDER OF THE BOARD OF DIRECTORS OF PETRO-CANADA
/s/ RON A. BRENNEMAN Ron A. Brenneman President and Chief Executive Officer Petro-Canada

x

 SUNCOR SHAREHOLDERS — QUESTIONS AND ANSWERS

        The enclosed joint information circular and proxy statement is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. ("Suncor", the "Corporation" or "we", in this Question and Answer section) of proxies to be used at the Annual General and Special Meeting of Shareholders of Suncor to be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on Thursday, June 4, 2009, at 1:00 p.m. local time for the purposes indicated in the Notice of Annual General and Special Meeting of Suncor Shareholders.

        It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents, including by our proxy solicitation agent, Kingsdale Shareholder Services Inc. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the meeting is April 28, 2009.

        Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed form of proxy must be received by Computershare Trust Company of Canada by 1:00 p.m., Calgary time, on Tuesday, June 2, 2009. Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies and receiving shares of the combined company upon completion of the amalgamation. If you have any questions, please feel free to contact the Assistant Corporate Secretary of Suncor or our proxy solicitor, Kingsdale Shareholder Services Inc., by telephone at 1-866-851-2638 toll-free in North America or 416-867-2272 (outside of North America) or by email at contactus@kingsdaleshareholder.com.

Q.
Am I entitled to vote?

A.
You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. ("shares") as of the close of business on April 28, 2009, the record date for the meeting. Each common share is entitled to one vote. The list of registered shareholders maintained by Suncor will be available for inspection after April 29, 2009, during usual business hours at the offices of Computershare Trust Company of Canada ("Computershare"), #600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q.
What am I voting on?

A.
You will be voting on:

•
the proposed amalgamation of Suncor and Petro-Canada by way of a plan of arrangement under the Canada Business Corporations Act;

•
if the amalgamation of Suncor and Petro-Canada is completed, a new stock option plan for the combined company;

•
the election of directors of Suncor until the earlier of the completion of the amalgamation of Suncor and Petro-Canada and the close of the next annual general meeting; and

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the earlier of the completion of the amalgamation of Suncor and Petro-Canada and the close of the next annual general meeting.

Q.
What if amendments are made to these matters or if other matters are brought before the meeting?

A.
If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General and Special Meeting and to other matters that may properly come before the meeting. As of the date of the joint information circular and proxy statement that is enclosed herewith, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.
Who is soliciting my proxy?

A.
The management of Suncor is soliciting your proxy. We have engaged Kingsdale Shareholder Services Inc. to act as our proxy solicitation agent with respect to the matters to be considered at the meeting. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, and all of the costs associated with such solicitations are paid by Suncor.

Q.
How can I vote?

A.
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

  If your shares are not registered in your name but are held by a nominee, please see below.

Q.
How can a non-registered shareholder vote?

A.
If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.
How can a non-registered shareholder vote in person at the meeting?

A.
Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.
Who votes my shares and how will they be voted if I return a proxy?

A.
By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

  The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

  •
  FOR the amalgamation of Suncor and Petro-Canada;

  •
  FOR the adoption of a new stock option plan by the combined company;

  •
  FOR the election as directors of Suncor of those nominees set out in Appendix H to the joint information circular and proxy statement enclosed herewith; and

  •
  FOR the appointment of PricewaterhouseCoopers LLP as auditors of Suncor.

Q.
How do I receive share certificates of the combined company in exchange for my Suncor share certificates?

A.
Registered Suncor shareholders will be provided with a letter of transmittal and election form that must be completed and sent with the certificate(s) representing your shares to Computershare Investor Services Inc., the depositary for the Arrangement, at any of the offices set forth in such letter of transmittal and election form. If your shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q.
Should I send my Suncor share certificate(s) to the depositary now?

A.
No. Registered Suncor shareholders will be provided with a letter of transmittal and election form explaining how and when to deposit your shares once we are more certain as to when we expect the Arrangement to be completed.

Q.
Will the shares of the combined company be listed on a stock exchange?

A.
The shares of the combined company have been conditionally approved for listing on the Toronto Stock Exchange and the New York Stock Exchange under Suncor's existing ticker symbol "SU", subject to the satisfaction of the applicable listing requirements of such exchanges.

Q.
Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.
Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

  NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q.
What if my shares are registered in more than one name or in the name of my company?

A.
If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.
Can I revoke a proxy or voting instruction?

A.
If you are a registered shareholder and have returned a proxy, you may revoke it by:

•
completing and signing a proxy bearing a later date, and delivering it to Computershare;

•
delivering a written statement, signed by you or your authorized attorney to:

•
the Corporate Secretary of Suncor Energy Inc. at 112 - 4th Avenue SW, Calgary, Alberta, T2P 2V5 at any time up to the close of business on the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

•
the Chairman of the meeting prior to the start of the meeting; or

•
any other manner permitted by law.

  If you are a non-registered shareholder, contact your nominee.

Q.
Is my vote confidential?

A.
Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.
How many common shares of Suncor are outstanding?

A.
As of April 27, 2009, there were 936,789,920 shares of Suncor outstanding. We have no other class or series of voting shares outstanding. As of April 27, 2009, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q.
What is electronic delivery?

A.
Electronic delivery is voluntary email notification sent to shareholders when documents such as our annual report, quarterly reports and this joint information circular and proxy statement are available on our website. If you wish, you may elect to be notified by email when documents are posted on our website. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q.
How can I ask for electronic delivery?

A.
If you are a non-registered shareholder, go to the Investor Communication website at www.InvestorDelivery.com and follow the instructions on the screen.

  You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Q.
What if I have other questions?

A.
If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or www.computershare.com or Kingsdale Shareholder Services Inc. at 1-866-851-2638 toll-free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com or the Assistant Corporate Secretary of Suncor Energy Inc. at 403-269-8100 or info@suncor.com.

Webcast of Meeting

        The meeting may also be viewed via webcast on www.suncor.com starting at 1:00 p.m. (MST) on Thursday, June 4, 2009. Shareholders may view the meeting and ask questions online, but will not be able to vote via the webcast.

 PETRO-CANADA SHAREHOLDERS — QUESTIONS AND ANSWERS

        The enclosed joint information circular and proxy statement is provided to you in connection with the solicitation by or on behalf of management of Petro-Canada of proxies to be used at the Annual General and Special Meeting of Shareholders of Petro-Canada to be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on Thursday, June 4, 2009, at 9:00 a.m. local time for the purposes indicated in the Notice of Annual General and Special Meeting of Petro-Canada Shareholders.

        Your vote is very important to us. We encourage you to exercise your right to vote by proxy if:

  1)
  you cannot attend the meeting; or

  2)
  you plan to attend but prefer the convenience of voting in advance.

        The questions and answers below give general guidance for voting your common shares of Petro-Canada and receiving shares of the combined company upon completion of the amalgamation. Unless otherwise noted, all answers relate to both registered and beneficial shareholders. If you have any questions, please feel free to contact the Corporate Secretary of Petro-Canada or our proxy solicitor, Kingsdale Shareholder Services Inc., by telephone at 1-866-851-2638 toll-free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

Q.
Am I entitled to vote?

A.
You are entitled to vote if you were a holder of common shares of Petro-Canada ("shares") as of the close of business on April 28, 2009. Each share entitles its holder to one vote.

Q.
Am I a registered shareholder?

A.
You are a registered shareholder if you hold any shares in your own name. Your shares are represented by a share certificate.

  You can inspect a list of registered Petro-Canada shareholders on request after May 8, 2009, during usual business hours, at Petro-Canada's registered office at 150 - 6 Avenue S.W., Calgary, Alberta. This list will also be available at the meeting.

Q.
Am I a beneficial shareholder (also commonly referred to as a non-registered shareholder)?

A.
You are a beneficial shareholder if your shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your shares are not represented by a share certificate but are recorded on an electronic system.

Q.
How do I vote?

A.
The two ways you can vote your shares if you are a registered shareholder are:

1)
by voting in person at the meeting; or

2)
by signing and returning the enclosed proxy form appointing the named persons or some other person you choose, who need not be a Petro-Canada shareholder, to represent you as proxyholder and vote your shares at the meeting.

  If you are a beneficial shareholder, you will have received voting instructions from your nominee.

  Should you hold some shares as a registered shareholder and others as a beneficial shareholder, you will have to use both voting methods described above.

Q.
If I am a beneficial shareholder, can I vote in person at the meeting?

A.
Yes. To vote in person at the meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Petro-Canada's transfer agent, CIBC Mellon, when you arrive at the meeting as we have no access to the names of our beneficial shareholders; if you attend the meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

Q.
What am I voting on?

A.
You are voting:

•
to approve the proposed amalgamation of Petro-Canada and Suncor Energy Inc. by way of a plan of arrangement under the Canada Business Corporations Act;

•
to approve a new stock option plan for the combined company (conditional upon the amalgamation of Petro-Canada and Suncor Energy Inc. becoming effective);

•
to elect directors of Petro-Canada until the earlier of the completion of the amalgamation of Petro-Canada and Suncor Energy Inc. and the close of the next annual general meeting of Petro-Canada shareholders; and

•
to appoint Deloitte & Touche LLP as auditors of Petro-Canada until the earlier of the completion of the amalgamation of Petro-Canada and Suncor Energy Inc. and the close of the next annual general meeting of Petro-Canada shareholders.

Q.
What if amendments are made to these matters or if other business matters are brought before the meeting?

A.
If you attend the meeting in person, you may vote on the business matters as you choose.

  If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of Annual General and Special Meeting of Petro-Canada Shareholders, and on other matters that may properly come before the meeting. As of the date of the joint information circular and proxy statement enclosed herewith, our management is not aware of any amendments, variations or additional matters to come before the meeting.

Q.
Who is soliciting my proxy?

A.
The management of Petro-Canada is soliciting your proxy.

  We solicit proxies primarily by mail. Petro-Canada employees or agents might also use telephone or other forms of contact, at nominal cost. In addition, we have engaged Kingsdale Shareholder Services Inc. to act as our proxy solicitation agent with respect to the matters to be considered at the meeting. Petro-Canada bears all costs of solicitation.

Q.
Who votes my shares and how will they be voted if I return a proxy form?

A.
By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the meeting and to vote your shares. You can use the enclosed proxy form, or any other proper proxy form, to appoint your proxyholder.

  The shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your shares as they see fit.

  NOTE: Unless you provide contrary instructions, shares represented by proxies that management receives will be voted:

    •
    FOR the amalgamation of Petro-Canada and Suncor Energy Inc.;

    •
    FOR the adoption of a new stock option plan for the combined company;

    •
    FOR the election as directors of Petro-Canada those nominees set out in Appendix I; and

    •
    FOR the appointment of Deloitte & Touche LLP as the auditors of Petro-Canada as set out in Appendix I.

Q.
Can I appoint someone other than those named in the enclosed proxy form to vote my shares?

A.
Yes, you have the right to appoint another person of your choice. They do not need to be a Petro-Canada shareholder to attend and act on your behalf at the meeting. To appoint someone who is not named in the enclosed proxy form, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

  NOTE: It is important for you to ensure that any other person you appoint will attend the meeting and know of your appointment of them. On arriving at the meeting, proxyholders must present themselves to a representative of CIBC Mellon.

Q.
What if my shares are registered in more than one name or in the name of a company?

A.
If your shares are registered in more than one name, all registered persons must sign the proxy form. If your shares are registered in a company's name or any name other than your own, you must provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact CIBC Mellon before submitting your proxy form.

Q.
Can I revoke a proxy or voting instruction?

A.
Yes. If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1)
completing and signing another proxy form with a later date and delivering it to CIBC Mellon before:

(a)
9:00 a.m. on June 2, 2009; or

(b)
if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day the meeting is adjourned to;

2)
delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

(a)
the Corporate Secretary of Petro-Canada at 150 - 6 Avenue S.W., Calgary, Alberta T2P 3E3 before:

(i)
the close of business on June 3, 2009; or

(ii)
if the meeting is adjourned, up to the close of business on the last business day before the day the meeting is adjourned to; or

(b)
the Chairman of the meeting:

(i)
before the meeting begins; or

(ii)
if the meeting is adjourned, before the adjourned meeting begins; or

3)
any other manner permitted by law.

  If you are a beneficial shareholder, contact your nominee.

Q.
Is my vote confidential?

A.
Yes. Petro-Canada's transfer agent, CIBC Mellon, receives, counts and tabulates proxies. CIBC Mellon does not tell Petro-Canada how an individual shareholder voted.

Q.
Are there any voting or ownership restrictions?

A.
Yes. Under the Petro-Canada Public Participation Act, Petro-Canada's articles must include certain restrictions on the ownership of its shares. Below are details of the current ownership restrictions:

    No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate, voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company.

Q.
How many shares are entitled to vote?

A.
As of April 27, 2009, there were 484,894,005 shares outstanding. Provided they are not in breach of the ownership restrictions described above, each shareholder has one vote for each share held as of the close of business on April 28, 2009.

  The investment firm of Alliance Bernstein L.P. exercises control or direction over 51,029,472 shares as at April 10, 2009, representing approximately 10.5% of the total issued and outstanding shares as at April 10, 2009. Except as described above, our Board of Directors and the officers of Petro-Canada know of no person who beneficially owns or exercises control or direction over shares carrying 10% or more of the voting rights for any class of Petro-Canada's voting shares.

Q.
Will the shares of the combined company be listed on a stock exchange?

A.
The shares of the combined company have been conditionally approved for listing on the Toronto Stock Exchange and the New York Stock Exchange under Suncor's existing ticker symbol "SU", subject to the satisfaction of the applicable listing requirements of such exchanges.

Q.
How do I receive share certificates of the combined company in exchange for my Petro-Canada share certificates?

A.
Registered Petro-Canada shareholders will be provided with a letter of transmittal and election form that must be completed and sent with the certificate(s) representing your shares to Computershare Investor Services Inc., the depositary for the Arrangement, at any of the offices set forth in such letter of transmittal and election form. If you are a beneficial shareholder, contact your nominee for further instructions.

Q.
Should I send my Petro-Canada share certificate(s) to the depositary now?

A.
No. Registered Petro-Canada shareholders will be provided with a letter of transmittal and election form explaining how and when to deposit your shares once we are more certain when we expect the Arrangement to be completed.

Q.
What if I have other questions?

A.
If you have any questions regarding the meeting, please contact:

Transfer Agent:	CIBC Mellon Trust Company 1-800-387-0825 416-643-5500 (outside North America) www.cibcmellon.com
Petro-Canada:	Petro-Canada Hugh L. Hooker, Corporate Secretary 403-296-7778 hhooker@petro-canada.ca
OR
Proxy Solicitor:	Kingsdale Shareholder Services Inc. 1-866-851-2638 416-867-2272 (outside North America) contactus@kingsdaleshareholder.com

If you cannot attend

        We have arranged other options for you to learn about the Annual and Special Meeting of Petro-Canada Shareholders if you cannot attend. We will:

  •
  provide live audio coverage of the Annual General and Special Meeting at www.petro-canada.ca; and

  •
  make available online a video recording of the Annual General and Special Meeting after its conclusion.

 JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

        See "Glossary of Terms" for the meaning assigned to certain capitalized terms in this Information Circular.

Introduction

        This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Suncor and Petro-Canada for use at the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting, respectively, and any adjournment(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        The information concerning Petro-Canada contained in this Information Circular has been provided by Petro-Canada. Although Suncor has no knowledge that would indicate that any of such information is untrue or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of such information or the failure by Petro-Canada to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Suncor.

        The information concerning Suncor contained in this Information Circular has been provided by Suncor. Although Petro-Canada has no knowledge that would indicate that any of such information is untrue or incomplete, Petro-Canada does not assume any responsibility for the accuracy or completeness of such information or the failure by Suncor to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Petro-Canada.

        All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule 1.1(a) to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement.

        All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of April 29, 2009 unless otherwise specifically stated.

Cautionary Notice Regarding Forward-Looking Statements and Information

        This Information Circular, including documents incorporated by reference herein, contains forward-looking statements and information. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "potential" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Information Circular contains forward-looking statements and information concerning: Amalco's assets, cost structure, financial position, cash flow and growth prospects; Amalco's petroleum and natural gas production, reserves and resources; future project development; the anticipated benefits from the Arrangement, including reduced capital requirements, cost savings, improved operating and capital efficiencies and integration opportunities; the name, board of directors and executive leadership team of Amalco; the expected completion date of the Arrangement; the anticipated tax treatment of the Arrangement on Suncor Shareholders and Petro-Canada Shareholders; the stock exchange listing of the Amalco Shares; and certain combined operational and financial information.

        Furthermore, the combined information set forth in the Information Circular should not be interpreted as indicative of the actual reserves, resources, financial position or other results of operations had Suncor and Petro-Canada operated as Amalco as at or for the periods presented.

        The forward-looking statements and information in this Information Circular are based on certain key expectations and assumptions made by Suncor and Petro-Canada, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; customer demand for Amalco's products; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable royalty rates and tax laws; growth projects and future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, Shareholders and third party approvals in respect of the Arrangement. Although Suncor and Petro-Canada believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Suncor and Petro-Canada can give no assurance that they will prove to be correct.

        Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general, such as: operational risks in development, exploration and production, including as a result of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the integrity and reliability of capital assets; the uncertainty of reserve and resource estimates and estimates and projections relating to production, costs and expenses; health, safety and environmental risks; commodity price, interest rate and exchange rate fluctuations; marketing and transportation of petroleum and natural gas and the loss of markets and the elimination of margins or other differentials on which profits are based; environmental risks, including the cost of compliance with existing and future Environmental Laws; competitive actions of other companies, including increased competition from other oil and gas companies and from companies that provide alternative sources of energy; labour and material shortages; and the maintenance of satisfactory relationships with unions, employee associations and joint venture partners. There are also risks inherent in the nature of the Arrangement, including: failure to realize the anticipated benefits of the Arrangement and to successfully integrate Suncor and Petro-Canada; the ability of Amalco to access sufficient capital from internal and external sources on favourable terms, or at all; failure to satisfy all regulatory conditions or obtain required regulatory, Shareholders and other third party approvals in respect of the Arrangement in a timely manner and on favourable terms or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; and incorrect assessments by one Party of the value of the other Party. This Information Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. Suncor and Petro-Canada have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Information Circular.

        The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Suncor, Petro-Canada and Amalco. Readers are urged to carefully consider those factors.

        Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under "Part I — The Arrangement — Risk Factors Related to the Arrangement", "Part V — Information Concerning Suncor — Risk Factors", "Part VI — Information Concerning Petro-Canada — Risk Factors", "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations", "Part I — The Arrangement — Certain United States Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular. Additional information on these and other factors that could affect the operations or financial results of Suncor, Petro-Canada or Amalco are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or, in the case of Suncor, at Suncor's website (www.suncor.com), and in the case of Petro-Canada, at Petro-Canada's website (www.petro- canada.ca). Suncor's website and Petro-Canada's website, although referenced, do not form part of this Information Circular.

        The forward-looking statements and information contained in this Information Circular are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Barrel of Oil Equivalency

        The term "Boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to one barrel of oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Information for Beneficial Shareholders

        The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for Suncor or Petro-Canada, as applicable, as the Registered Holders of Shares can be recognized and acted upon at the applicable Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in a holder's name on the records of Suncor or Petro-Canada. Such Shares will more likely be registered under the name of the holder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Shares for their clients. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS. Suncor and Petro-Canada generally do not know for whose benefit the Shares registered in the name of CDS & Co. or Cede & Co. are held.

        Applicable regulatory policy may require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Shareholder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the applicable Meeting, as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the Shares voted.

        Although a Beneficial Shareholder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Shareholder may vote those Shares as a proxyholder for the Registered Holder. To do this, a Beneficial Shareholder should enter such Beneficial Shareholder's own name in the blank space on the applicable form of proxy provided to the Beneficial Shareholder and return the document to such Beneficial Shareholder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

        Beneficial Shareholders should also instruct their broker or other intermediary to complete the applicable Letter of Transmittal and Election Form regarding the Arrangement with respect to the Beneficial Shareholder's Shares, once such has been provided, in order to receive the Amalco Shares issuable pursuant to the Arrangement in exchange for such holder's Shares.

        See "Suncor Shareholders — Questions and Answers" and "Petro-Canada Shareholders — Questions and Answers" accompanying this Information Circular and "Part VII — General Proxy Matters — Suncor" and "Part VIII — General Proxy Matters — Petro-Canada".

Non-GAAP Measures

        This Information Circular and certain documents incorporated by reference herein make reference to certain non-Canadian GAAP financial measures to assist in assessing Suncor's and Petro-Canada's respective financial performance. Some of these non-Canadian GAAP measures include references to cash flow from operations (before changes in non-cash working capital), return on capital employed and cash and total operating costs per barrel. Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see management's discussion and analysis for each of Suncor and Petro-Canada for the year ended December 31, 2008 and for the three months ended March 31, 2009, all of which are incorporated by reference herein.

Disclosure of Combined Reserves and Resources

        The combined estimates of Suncor's and Petro-Canada's reserves and contingent resources set forth in this Information Circular combine multiple estimates of proved and probable reserves and best estimates of contingent resources and 2C contingent resources, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Such volumes are not intended to be indicative of volumes that may actually be recovered and are provided for illustrative purposes only. In addition, while Suncor prepares its oil and gas disclosure in accordance with NI 51-101, Petro-Canada prepares certain of its oil and gas disclosure in accordance with SEC requirements. See "— Petro-Canada Oil and Gas Disclosure" below. Readers are cautioned not to place undue reliance on such numbers due to a variety of risks inherent in the manner in which such volumes are presented, including but not limited to: material differences in the manner in which Petro-Canada and Suncor calculate their reserves and resources; inherent difficulties in combining resource volumes developed under differing standards and requirements; and the use of different pricing methodology. See "— Information for United States Shareholders" below and "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco".

        Contingent resources do not constitute, and should not be confused with, reserves. For additional important information regarding the oil and gas disclosure of Suncor and Petro-Canada (including in respect of the disclosure of contingent resources) see the section entitled "Statement of Reserves Data and Other Oil and Gas Information" in the Suncor AIF and the sections entitled "Petro-Canada Disclosure of Reserves" and "Reserves" in the Petro-Canada AIF, respectively, each of which is incorporated by reference into this Information Circular.

Petro-Canada Oil and Gas Disclosure

        In order to harmonize its oil and gas disclosure in both Canada and the United States, Petro-Canada applied for, and received, certain exemptions to reserves disclosure requirements as set out in NI 51-101. These exemptions permit Petro-Canada to use its own staff of qualified reserves evaluators to prepare Petro-Canada's reserves estimates and to use SEC and Financial Accounting Standards Board (FASB) standards when reporting oil and gas reserves. In addition, the reserves for Petro-Canada's Syncrude mining operation were prepared in accordance with SEC Industry Guide 7. Thus, data on Petro-Canada's oil and gas reserves contained or incorporated by reference in this Information Circular may differ from Canadian domestic disclosure standards and practices. For more information with respect to Petro-Canada's oil and gas disclosure see the section entitled "Reserves" in the Petro-Canada AIF, which is incorporated by reference into this Information Circular.

Information For United States Shareholders

        The common shares of Amalco to be issued under the Arrangement are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. The solicitation of proxies for the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Suncor Shareholders and Petro-Canada Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

        Specifically, except as otherwise described above under "— Petro-Canada Oil and Gas Disclosure", information concerning the operations of Suncor and Petro-Canada contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma consolidated financial statements of Amalco and audited historical financial statements of Suncor and Petro-Canada and others included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain material respects, and are not comparable in all respects to financial statements of United States domestic issuers.

        Suncor and Petro-Canada have each filed with the SEC an annual report on Form 40-F for the year ended December 31, 2008 that includes a reconciliation of their respective audited consolidated financial statements for the years ended December 31, 2008 and 2007 to U.S. GAAP, as required by Form 40-F. Each of Suncor's and Petro-Canada's Form 40-F for the year ended December 31, 2008 may be obtained for free at the SEC's internet website at www.sec.gov.

        Oil and gas companies are required to apply a "ceiling test" when preparing their financial statements. A company must compare the net capitalized costs of its oil and natural gas properties against a "ceiling value". If the net capitalized costs exceed the ceiling value, the company must record a non-cash write-down equal to the difference. Under U.S. GAAP, the calculation of the "ceiling value" must be made using the future net revenues from proved reserves using oil and natural gas prices in effect at the end of the applicable period discounted at ten percent. Under Canadian GAAP, the ceiling value is initially based on undiscounted future net revenues from proved reserves using forecast prices. Therefore, in a low commodity price environment the maximum ceiling value attributable to oil and natural gas assets is generally lower under U.S. GAAP than under Canadian GAAP. Accordingly, in a low commodity price environment where expected future commodity prices exceed current commodity prices, or when material acquisitions are initially recorded using Canadian ceiling values, there is more risk of a ceiling test write-down under U.S. GAAP. Ceiling test write-downs would not reduce Suncor's or Petro-Canada's reported cash flow.

        Data on Suncor's oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards and, in particular, NI 51-101, which are not comparable in all respects to United States disclosure standards. For example, the SEC currently generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves and permit the disclosure of possible reserves and resources. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of Suncor's estimated future net revenue from reserves has been calculated in accordance with Canadian practices using forecast prices and costs, whereas the SEC currently requires that the prices and costs be held constant at prices in effect on the effective date of the reserves report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. Additionally, the SEC currently prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose resource volumes. Resources are different than, and should not be construed as, reserves. As a consequence, Suncor's production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference are not comparable to those of United States domestic issuers subject to SEC reporting and disclosure requirements. See the section entitled "Statement of Reserves Data and Other Oil and Gas Information" in the Suncor AIF, incorporated by reference into this Information Circular.

        For information regarding the disclosure of Petro-Canada's reserves, see "— Petro-Canada Oil and Gas Disclosure" above. In addition, although Petro-Canada formally discloses its proved reserves data using United States requirements and practices, it also voluntarily discloses probable reserves, possible reserves, resources and life-of-field production, which disclosure does not meet the SEC guidelines for SEC filings.

        The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Suncor and Petro-Canada are organized or incorporated under the laws of Canada, that most of the officers and directors of Suncor and Petro-Canada are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that substantial portions of the assets of Suncor and Petro-Canada are located outside the United States.

        See "Part I — The Arrangement — Certain United States Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

        THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

        Suncor and Petro-Canada publish their consolidated financial statements in Canadian dollars. In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars", "C$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on these rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year Ended December 31			Three Months Ended March 31
	2008	2007	2006	2009	2008
Rate at end of Period	$0.8166	$1.0120	$0.8581	$0.7935	$0.9729
Average rate during Period	0.9381	0.9304	0.8817	0.8028	0.9958
High	1.0289	1.0905	0.9099	0.8458	1.0289
Low	0.7711	0.8437	0.8528	0.7692	0.9686

        On April 28, 2009, the Bank of Canada noon rate was US$0.8171 equals $1.00.

 GLOSSARY OF TERMS

        The following is a glossary of certain terms used in this Information Circular, including in the section entitled "Summary Information".

"Acquisition Proposal" means any inquiry or the making of any proposal to a Party or its shareholders from any person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from such Party of 20% or more of the voting securities of such Party or its Material Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of such Party and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving such Party or its Material Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Material Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to a Party under the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"Amalco" means the corporation continuing as a successor to Suncor, Petro-Canada, Subco 1, Subco 2, Subco 3 and Subco 4 under the CBCA following the effectiveness of the Arrangement contemplated by the Arrangement Agreement;

"Amalco Board" or "Board of Directors of Amalco" means the board of directors of Amalco as it may be comprised from time to time, following completion of the Arrangement;

"Amalco Shares" means common shares in the capital of Amalco immediately following the Effective Time;

"Amalco Stock Option Plan" means the stock option plan proposed to be adopted by Amalco on the Effective Date, in substantially the form as attached to this Information Circular as Appendix K;

"Arrangement" means the arrangement pursuant to which, among other things, Suncor and Petro-Canada, and certain of their Subsidiaries, will be amalgamated under the provisions of Section 192 of the CBCA, on all terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated March 22, 2009 between Suncor and Petro-Canada with respect to the Arrangement, a copy of which is attached as Appendix C to this Information Circular, as supplemented, modified or amended;

"Articles of Arrangement" means the articles of arrangement of Suncor, Petro-Canada, Subco 1, Subco 2, Subco 3 and Subco 4 in respect of the Arrangement, to be filed in accordance with the CBCA;

"Beneficial Shareholders" means Shareholders who do not hold their Shares in their own name;

"Blakes" means Blake, Cassels & Graydon LLP, legal counsel to Suncor;

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Day" means a day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

"Canadian GAAP" means Canadian generally accepted accounting principles;

"Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

"Canadian Securities Regulators" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

"CDS" means CDS Clearing and Depositary Services Inc.;

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

"CIBC Fairness Opinion" means the opinion of CIBC World Markets to the Suncor Board, dated March 22, 2009, a copy of which is attached to this Information Circular as Appendix D-1;

"CIBC World Markets" means CIBC World Markets Inc., financial advisor to Suncor;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or her designee;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder;

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

"Confidentiality Agreement" means the confidentiality agreement dated February 4, 2009 between Suncor and Petro-Canada;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"CTA" means the Canada Transportation Act, S.C. 1996 c. 10, as amended;

"Demand for Payment" means a written notice of a Registered Holder containing his or her name and address, the number and class of Dissenting Shares and a demand for payment of the fair value of such Shares, submitted to Suncor or Petro-Canada, as applicable;

"Depositary" means Computershare Investor Services Inc. or such other person as may be designated by Suncor and Petro-Canada;

"Deutsche Bank" means Deutsche Bank Securities Inc., financial advisor to Petro-Canada;

"Deutsche Bank Fairness Opinion" means the opinion of Deutsche Bank to the Petro-Canada Board, dated March 22, 2009, a copy of which is attached as Appendix E-2 to this Information Circular;

"Director" means the Director appointed under Section 260 of the CBCA;

"Dissent Notice" means the written objection of a Registered Holder to the Suncor Arrangement Resolution or Petro-Canada Arrangement Resolution, submitted to Suncor or Petro-Canada, as applicable, in accordance with the Dissent Procedures;

"Dissent Procedures" means the dissent procedures, as set forth in the Plan of Arrangement, the Interim Order and Section 190 of the CBCA, as the same may be modified by any interim order of the Court and the Final Order, and as described under "Part I — The Arrangement — Right to Dissent";

"Dissent Rights" means the right of a Registered Holder to dissent with respect to the Suncor Arrangement Resolution or Petro-Canada Arrangement Resolution, as applicable, and to be paid the fair value of the Suncor Shares or Petro-Canada Shares, as applicable, in respect of which the holder dissents, all in accordance with the Dissent Procedures;

"Dissenting Shareholders" means Registered Holders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time;

"Dissenting Shares" means Suncor Shares or Petro-Canada Shares, as the case may be, in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

"Effective Date" means the date shown on the Certificate issued by the Director;

"Effective Time" means 12:01 a.m. (Calgary Time) on the Effective Date;

"Electing Shareholders" means, collectively, Suncor Electing Shareholders and Petro-Canada Electing Shareholders;

"Election Deadline" means the deadline by which an Eligible Shareholder must make an election to have their exchange of Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Eligible Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes, which deadline will be set forth in the applicable Letter of Transmittal and Election Form;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Industry Regulation Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States);

"Eligible Petro-Canada Shareholders" means Petro-Canada Shareholders who are not Non-Resident Shareholders or Dissenting Shareholders and who are individuals and not corporations, partnerships or trusts;

"Eligible Shareholders" means, collectively, Eligible Suncor Shareholders and Eligible Petro-Canada Shareholders;

"Eligible Suncor Shareholders" means Suncor Shareholders who are not Non-Resident Shareholders or Dissenting Shareholders and who are individuals and not corporations, partnerships or trusts;

"Environmental Laws" means, with respect to any person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or health matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"FASB" means the Financial Accounting Standards Board;

"Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, territory, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"Individual Share Constraint" means the prohibition set forth in Schedule B to the Plan of Arrangement that no person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect directors of Amalco, other than votes that may be so cast by or on behalf of the Minister (as such term is defined in the Petro-Canada Act);

"Information Circular" means this joint information circular and proxy statement dated April 29, 2009, together with all appendices hereto, distributed by Suncor and Petro-Canada in connection with the Meetings;

"Intermediary" includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

"Interim Order" means the interim order of the Court dated April 29, 2009, providing for, among other things, the calling of the Meetings, attached as Appendix B hereto;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the TSX and NYSE) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes "Environmental Laws";

"Letters of Transmittal and Election Forms" means, collectively, the Suncor Letter of Transmittal and Election Form and the Petro-Canada Letter of Transmittal and Election Form, and the "applicable Letter of Transmittal and Election Form" means either the Suncor Letter of Transmittal and Election Form or the Petro-Canada Letter of Transmittal and Election Form, as the context may require;

"Macleod Dixon" means Macleod Dixon LLP, legal counsel to Petro-Canada;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any person, any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or changes in regulatory accounting requirements applicable to the oil and gas, oil sands and oil shale exploration, development and production businesses, the petrochemicals industry, and the business of refining, marketing and distributing petroleum products (the "O&G Business"); (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any change generally affecting the O&G Business; (iv) any natural disaster; (v) any decline in crude oil or natural gas prices on a current or forward basis; (vi) any actions taken (or omitted to be taken) at the written request of the other Party hereto; or (vii) any action taken by the person or any of its Subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) of the Arrangement Agreement to obtain any required regulatory approvals), provided, however, that with respect to clauses (i), (ii), (iii) and (iv) such matter does not have a materially disproportionate effect on the person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the O&G Business, and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the person from performing its material obligations under the Arrangement Agreement in any material respect;

"Meetings" means, collectively, the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting to consider, among other things, the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, and any adjournment(s) thereof and "Meeting" means, as applicable, the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting;

"Morgan Stanley" means Morgan Stanley Canada Limited, financial advisor to Suncor;

"Morgan Stanley Fairness Opinion" means the opinion of Morgan Stanley to the Suncor Board, dated March 22, 2009, a copy of which is attached to this Information Circular as Appendix D-2;

"NI 51-101" means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

"NI 51-102" means National Instrument 51-102 — Continuous Disclosure Obligations;

"Non-Registered Holder" means a non-registered Beneficial Shareholder whose shares are held through an Intermediary;

"Non-Resident Shareholder" has the meaning set forth in "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations";

"Notice of Meeting" means, as applicable, the Notice of Annual General and Special Meeting of Suncor Shareholders or the Notice of Annual General and Special Meeting of Petro-Canada Shareholders which accompanies this Information Circular;

"Notice of Petition" means the Notice of Joint Petition to the Court for the Final Order, which accompanies this Information Circular;

"NYSE" means the New York Stock Exchange;

"Offer to Pay" means the written offer of Amalco to each Dissenting Shareholder who has sent a Demand for Payment to pay for its Shares in an amount considered by Amalco to be the fair value of the Shares, all in compliance with the Dissent Procedures;

"other Party" means: (i) with respect to Petro-Canada, Suncor; and (ii) with respect to Suncor, Petro-Canada;

"Parties" means, collectively, Petro-Canada and Suncor, and "Party" means Petro-Canada or Suncor, as the case may be;

"person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Petro-Canada" means Petro-Canada, a corporation incorporated under the CBCA;

"Petro-Canada Act" means the Petro-Canada Public Participation Act, S.C. 1991, c. 10, including the regulations promulgated thereunder;

"Petro-Canada AIF" means the 2008 Annual Information Form of Petro-Canada dated March 18, 2009, incorporated by reference into this Information Circular;

"Petro-Canada Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted on by the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting in substantially the form set forth in Appendix A to this Information Circular under the heading "Arrangement Resolution — Petro-Canada";

"Petro-Canada Board" or "Board of Directors of Petro-Canada" means the board of directors of Petro- Canada as it may be comprised from time to time;

"Petro-Canada Electing Shareholders" means Petro-Canada Shareholders who are Eligible Petro-Canada Shareholders and who, subject to pro-ration under subsection 2.3(b) of the Plan, elect to transfer all (but not less than all) of their Petro-Canada Shares to Subco 2 in consideration for Subco 1 Non-Voting Shares in accordance with subsection 2.3 of the Plan, by validly electing for such transfer in the Petro-Canada Letter of Transmittal and Election Form;

"Petro-Canada Exchange Ratio" means 1.28 Amalco Shares for each Petro-Canada Share;

"Petro-Canada Fairness Opinions" means, collectively, the RBC Fairness Opinion and the Deutsche Bank Fairness Opinion;

"Petro-Canada Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form to be provided to Registered Holders of Petro-Canada Shares by Petro-Canada pursuant to which such holders are required to deliver certificates representing their Petro-Canada Shares in order to receive the Amalco Shares issuable to them pursuant to the Arrangement and pursuant to which an Eligible Petro-Canada Shareholder may make an election to have their exchange of Petro-Canada Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Eligible Petro-Canada Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes;

"Petro-Canada Options" means the options to purchase Petro-Canada Shares granted by Petro-Canada pursuant to the provisions of the Petro-Canada Stock Option Plan;

"Petro-Canada Shareholders" means the holders of Petro-Canada Shares;

"Petro-Canada Shareholders' Meeting" means the annual general and special meeting of Petro-Canada Shareholders to be held to consider the Petro-Canada Arrangement Resolution and the other Petro-Canada business described in this Information Circular, and any adjournment(s) thereof;

"Petro-Canada Shares" means the common shares in the capital of Petro-Canada;

"Petro-Canada Stock Option Plan" means the Petro-Canada Employee Stock Option Plan, as amended and restated to April 26, 2005;

"PFIC" means a passive foreign investment company within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Schedule 1.1(a) to Appendix C to this Information Circular, as amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order;

"RBC Dominion Securities" means RBC Dominion Securities Inc., financial advisor to Petro-Canada;

"RBC Fairness Opinion" means the opinion of RBC Dominion Securities to the Petro-Canada Board, dated March 22, 2009, a copy of which is attached as Appendix E-1 to this Information Circular;

"Record Date" means the close of business on April 28, 2009;

"Registered Holder" means, as applicable, the person whose name appears on the register of Suncor as the owner of Suncor Shares or whose name appears on the register of Petro-Canada as the owner of Petro-Canada Shares, as the case may be;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Reorganization" has the meaning set forth in "Part I — The Arrangement — Certain United States Federal Income Tax Considerations";

"Replacement Option" means an option or right to purchase Amalco Shares granted, following completion of the Arrangement, in replacement of Suncor Options or Petro-Canada Options in accordance with the terms and provisions of the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan, respectively;

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means, collectively, Suncor Shareholders and/or Petro-Canada Shareholders;

"Shares" means, collectively, Suncor Shares and/or Petro-Canada Shares;

"Subco 1" means a corporation to be incorporated under the CBCA and a subsidiary of Suncor;

"Subco 2" means a corporation to be incorporated under the CBCA and a subsidiary of Subco 1;

"Subco 3" means a corporation to be incorporated under the CBCA and a subsidiary of Petro-Canada;

"Subco 4" means a corporation to be incorporated under the CBCA and a subsidiary of Subco 3;

"Subco 1 Non-Voting Shares" means the Class B common non-voting shares in the capital of Subco 1;

"Subco 3 Non-Voting Shares" means the Class B common non-voting shares in the capital of Subco 3;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Suncor" means Suncor Energy Inc., a company amalgamated under the CBCA;

"Suncor 2012 Performance Plan" means Suncor's 2012 Performance Share Option Plan dated September 28, 2007;

"Suncor AIF" means the 2008 Annual Information Form of Suncor dated March 2, 2009 incorporated by reference into this Information Circular;

"Suncor Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted on by the Suncor Shareholders at the Suncor Shareholders' Meeting in substantially the form set forth in Appendix A to this Information Circular under the heading "Arrangement Resolution — Suncor Energy Inc.";

"Suncor Board" or "Board of Directors of Suncor" means the board of directors of Suncor as it may be comprised from time to time;

"Suncor Electing Shareholders" means Suncor Shareholders who are Eligible Suncor Shareholders and who, subject to pro-ration under subsection 2.4(b) of the Plan, elect to transfer all (but not less than all) of their Suncor Shares to Subco 4 in consideration for Subco 3 Non-Voting Shares in accordance with subsection 2.4 of the Plan, by validly electing for such transfer in the Suncor Letter of Transmittal and Election Form;

"Suncor ESP" means Suncor's amended and restated Executive Stock Plan dated January 26, 1995, as amended;

"Suncor Exchange Ratio" means one Amalco Share for each Suncor Share;

"Suncor Fairness Opinions" means, collectively, the CIBC Fairness Opinion and the Morgan Stanley Fairness Opinion;

"Suncor Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form to be provided to Registered Holders of Suncor Shares by Suncor pursuant to which such holders are required to deliver certificates representing their Suncor Shares in order to receive the Amalco Shares issuable to them pursuant to the Arrangement and pursuant to which an Eligible Suncor Shareholder may make an election to have their exchange of Suncor Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Eligible Suncor Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes;

"Suncor Key Contributor Plan" means Suncor's Key Contributor Stock Option Plan dated September 21, 2004, as amended;

"Suncor Options" means the options to purchase Suncor Shares granted by Suncor pursuant to the provisions of the Suncor Stock Option Plans;

"Suncor Stock Option Plans" means the Suncor 2012 Performance Plan, the Suncor ESP, the Suncor Key Contributor Plan and the SunShare Plan to the extent Suncor Options have been granted under such plans;

"Suncor Shareholders" means the holders from time to time of the Suncor Shares;

"Suncor Shareholders' Meeting" means the annual general and special meeting of Suncor Shareholders to be held to consider the Suncor Arrangement Resolution and the other Suncor business described in this Information Circular, and any adjournment(s) thereof;

"Suncor Shareholder Rights Plan" means Suncor's amended and restated Shareholder Rights Plan dated April 24, 2008;

"Suncor Shares" means the common shares in the capital of Suncor;

"SunShare Plan" means Suncor's Share Option Plan dated April 30, 2002, as amended;

"Superior Proposal" has the meaning set forth under "Part I — The Arrangement — The Arrangement Agreement — Mutual Covenants Regarding Non-Solicitation";

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Transport Minister" means the Minister of Transport, Infrastructure and Communities for the Government of Canada;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. GAAP" means United States generally accepted accounting principles;

"U.S. Holders" has the meaning set forth in "Part I — The Arrangement — Certain United States Federal Income Tax Considerations";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

"Voting Instruction Form" means the voting instruction form provided by Broadridge to Beneficial Shareholders.

Words importing the singular number include the plural and vice versa.

 CONVENTIONS

        Certain terms used herein are defined in the "Glossary of Terms". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Boe	barrel of oil equivalent of natural	Mcf/d	thousand cubic feet per day
	gas and crude oil on the basis of	MMcf/d	million cubic feet per day
	1 Boe for 6 Mcf of natural gas	Bcf	billion cubic feet
Boe/d	barrel of oil equivalent per day	GJ	gigajoule
Bbls/d	barrels per day
MBoe	1,000 barrels of oil equivalent
MMBoe	million barrels of oil equivalent
NGLs	natural gas liquids

Other

$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

 SUMMARY INFORMATION

        The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Suncor Shareholders' Meeting

        The Suncor Shareholders' Meeting will be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 1:00 p.m. (Calgary time) on Thursday, June 4, 2009, for the purposes set forth in the accompanying applicable Notice of Meeting. One item of business at the Suncor Shareholders' Meeting will be to consider and vote upon the Suncor Arrangement Resolution. See "Part I — The Arrangement".

        In addition to the Suncor Arrangement Resolution, the Suncor Shareholders will also be asked to approve the Amalco Stock Option Plan (conditional upon the completion of the Arrangement) and to elect the directors of Suncor and re-appoint Suncor's auditors, in each case until the earlier of the completion of the Arrangement and the next annual general meeting of Suncor Shareholders.

The Petro-Canada Shareholders' Meeting

        The Petro-Canada Shareholders' Meeting will be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) on Thursday, June 4, 2009, for the purposes set forth in the accompanying applicable Notice of Meeting. One item of business at the Petro-Canada Shareholders' Meeting will be to consider and vote upon the Petro-Canada Arrangement Resolution. See "Part I — The Arrangement".

        In addition to the Petro-Canada Arrangement Resolution, the Petro-Canada Shareholders will also be asked to approve the Amalco Stock Option Plan (conditional upon the completion of the Arrangement) and to elect the directors of Petro-Canada and re-appoint Petro-Canada's auditors, in each case until the earlier of the completion of the Arrangement and the next annual general meeting of Petro-Canada Shareholders.

Background to and Reasons for the Arrangement

Background to and Reasons for the Arrangement — Suncor

Background to the Arrangement

        The Suncor Board and senior management of Suncor have regularly discussed opportunities to better realize the potential of Suncor's asset portfolio and oil sands expertise, as well as Suncor's overall position in the industry. In that regard, among other potential alternatives, Suncor had in previous years considered the possibility of strategic transactions with various industry participants, including the possibility of a strategic business combination between Suncor and Petro-Canada. In 1999, Suncor and Petro-Canada had engaged in detailed discussions related to a possible combination transaction. However, those discussions did not culminate in a merger or other business combination for a variety of reasons, including respective share valuations.

        In the fall of 2008, senior management of Suncor began to explore the possibility of pursuing a business combination of Suncor and Petro-Canada in more detail. Having concluded that, based on certain assumptions, such a combination would be beneficial to Suncor, senior management prepared its assessment of a possible merger of Suncor and Petro-Canada, including the rationale in support of such a transaction. Suncor then engaged Blakes as legal counsel to assist and provide legal advice to Suncor in connection with a potential business combination of Suncor and Petro-Canada. In November of 2008, the Chair of the Suncor Board contacted the Chair of the Petro-Canada Board, and on December 3, 2008 the Chair of the Suncor Board had a meeting with the Chair of the Petro-Canada Board with respect to the possibility of a business combination of Suncor and Petro-Canada.

        In late January 2009, the Chairs and the Chief Executive Officers of Suncor and Petro-Canada conducted preliminary discussions as to a potential business combination transaction of the two companies. On January 19, 2009, the Chair of the Suncor Board and the President and Chief Executive Officer of Suncor reported to the Suncor Board on their initial contacts and discussions with the Chair of the Petro-Canada Board and Petro-Canada's President and Chief Executive Officer, respectively. The Suncor Board authorized its Chair and President and Chief Executive Officer to continue discussions with Petro-Canada with respect to a possible business combination of the two companies. At this meeting, the Suncor Board also discussed general trends, and Suncor's overall position, in the oil and gas industry and the advisability of entering into a combination transaction with Petro-Canada, and directed Suncor senior management to retain CIBC World Markets and Morgan Stanley to act as financial advisors to Suncor in connection with a possible business combination or similar transaction with Petro-Canada.

        Following this meeting, the Chairs and the Chief Executive Officers of Suncor and Petro-Canada continued preliminary discussions as to the financial and other parameters of a possible business combination transaction. On February 2, 2009, the Suncor Board met with its legal and financial advisors to review certain operational and financial analysis performed by CIBC World Markets and Morgan Stanley and to continue to review the structure and terms of a potential transaction. Following this meeting, the Suncor Board recommended that the Suncor Chair and senior management should continue to discuss with Petro-Canada the terms of a possible combination transaction, and the Chair of the Suncor Board contacted the Chair of the Petro-Canada Board to communicate Suncor's interest in continuing discussions in that regard. On February 3, 2009, the financial advisors of Suncor and Petro-Canada met to review the potential financial parameters of such a business combination transaction.

        On February 4, 2009, Petro-Canada and Suncor entered into the Confidentiality Agreement pursuant to which they agreed to permit each other access to certain confidential information that would be relevant to a potential business combination, and the parties held a meeting regarding a possible business combination transaction. The management representatives reviewed the businesses of both companies and discussed the inherent value available from a potential combination of these businesses. Subsequent discussions were held by the Chairs and management of Petro-Canada and Suncor, with the support of their respective financial and legal advisors, in connection with the possible financial parameters and structure of a business combination. On March 9, 2009, representatives of Suncor and Petro-Canada reviewed the financial parameters and structure of a business combination of Suncor and Petro-Canada and concluded that there was sufficient common ground to continue the discussions. On March 12, 2009, the Chairs of Suncor and Petro-Canada met and agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement.

        On March 15, 2009, Suncor and Petro-Canada entered into an agreement to negotiate exclusively with each other until April 15, 2009 regarding a possible transaction. On March 16, 2009, the Suncor Board met again with its financial and legal advisors to receive updated financial and legal advice regarding the terms of a potential transaction, including preliminary terms of the Arrangement Agreement and the impact of such a transaction on Suncor Shareholders and other stakeholders. At this meeting, CIBC World Markets and Morgan Stanley presented their financial analysis of the potential transaction to the Suncor Board. The Suncor Board thoroughly considered the pertinent issues and reviewed the terms of the proposed transaction, including the preliminary terms of the Arrangement Agreement, with CIBC World Markets, Morgan Stanley and Blakes. Blakes provided the Suncor Board with legal advice as to the legal and fiduciary duties and responsibilities of the Suncor Board in evaluating the proposed transaction. Following the review, the Suncor Board authorized management to pursue the negotiation of a business combination transaction at the indicative share exchange ratio presented to the Suncor Board at such meeting.

        Over the next week, the parties, together with their respective financial and legal advisors, continued negotiations of the terms of a possible transaction and the Arrangement Agreement. Each of Suncor and Petro-Canada conducted a review of confidential non-public data of the other to the extent permitted under applicable Law and the terms of any confidentiality provisions with a view to negotiating the terms of a business combination. Each party's review included extensive due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, reserves, environmental, financial, accounting, tax, labour, pension, benefits, compensation and corporate matters. The parties also reviewed in depth the implications of the Petro-Canada Act and the preferred structure to deal with such implications. Each of Suncor and Petro-Canada met with members of management of the other and had access to the technical teams of the other during the course of its review. A meeting of the Suncor Board was scheduled for March 22, 2009 to consider the potential transaction.

        The Suncor Board met on Sunday, March 22, 2009 to review and consider the specific transaction terms that had been negotiated, the merits to Suncor of entering into such a transaction and the proposed final terms of the Arrangement Agreement that resulted from the negotiations with Petro-Canada. At this meeting, CIBC World Markets and Morgan Stanley delivered their verbal opinions that, as of March 22, 2009, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Suncor Exchange Ratio is fair, from a financial point of view, to the Suncor Shareholders. CIBC World Markets and Morgan Stanley subsequently delivered their written opinions dated March 22, 2009 addressed to the Suncor Board, which are contained in Appendix D-1 and Appendix D-2, respectively, to this Information Circular. Blakes reviewed the material terms of the proposed Arrangement Agreement with the Suncor Board and advised the Suncor Board on the resolution of the final matters under negotiation and reiterated their fiduciary duties and responsibilities with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Suncor Board reviewed the negotiation process with management and discussed the proposed final terms of the Arrangement Agreement and the verbal fairness opinions of CIBC World Markets and Morgan Stanley. After the Suncor Board considered, among other things, the terms of the Arrangement Agreement, the verbal fairness opinions of CIBC World Markets and Morgan Stanley and the impact of the proposed transaction on the various stakeholders of Suncor, the Suncor Board authorized and approved the execution and delivery of the Arrangement Agreement by Suncor, determined that the Arrangement is fair to Suncor Shareholders, is in the best interests of Suncor and recommended that Suncor Shareholders vote in favour of the Arrangement. The Chair of the Suncor Board, Mr. John T. Ferguson, abstained from voting in light of his position as a director of the Royal Bank of Canada, the parent company of RBC Capital Markets, one of Petro-Canada's financial advisors in connection with the Arrangement. Following the meeting, Suncor and Petro-Canada signed the Arrangement Agreement. Suncor and Petro-Canada issued a joint press release announcing the Arrangement prior to the opening of the markets on Monday, March 23, 2009.

        The Suncor Board met on April 27, 2009 to, among other things, review the terms of the amended Plan of Arrangement (as reflected in Schedule 1.1(a) to the Arrangement Agreement, which is attached as Appendix C to this Information Circular), this Information Circular and various other matters relating to the Arrangement and the Suncor Shareholders' Meeting. In particular, at this meeting it was proposed that the Plan of Arrangement be amended to, among other things, include additional steps and transactions that are structured so that (a) Suncor Shareholders who are individuals resident in Canada may be able to effect a realization of a capital gain (or a capital loss) for Canadian federal income tax purposes upon the proposed Arrangement being effected, and (b) any person, together with any associates of that person, who hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares immediately after the Effective Time shall be prohibited from exercising certain rights associated with any of the Amalco Shares that exceed such 20% threshold. At this meeting, the Suncor Board resolved to approve the contents of this Information Circular and the mailing of it to the Suncor Shareholders, the amended Plan of Arrangement and various other matters relating to the proposed Arrangement and the Suncor Shareholders' Meeting, and confirmed its recommendation that Suncor Shareholders vote in favour of the Suncor Arrangement Resolution. Mr. John T. Ferguson, the Chair of the Suncor Board, abstained from confirming such recommendation for the reasons described above.

Reasons for the Arrangement

        Following receipt of the advice and assistance of the financial advisors and legal counsel, the Suncor Board carefully evaluated the terms of the proposed Arrangement, and (with the Chair of the Suncor Board abstaining due to a potential conflict of interest): (a) determined that the Arrangement is fair to Suncor Shareholders;

(b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Suncor; (c) approved the entering into of the Arrangement Agreement; and (d) resolved to recommend that Suncor Shareholders vote in favour of the Arrangement. In reaching these determinations and making these approvals the Suncor Board considered, among other things (including those matters described under "— Anticipated Benefits of the Arrangement"), the following factors and potential benefits and risks of the Arrangement:

  •
  Suncor Shareholders will continue to participate in the growth opportunities associated with Amalco, as the combined corporation is anticipated to be a larger, stronger and more efficient company;

  •
  CIBC World Markets and Morgan Stanley provided opinions, the full text of which can be found at Appendices D-1 and D-2 to this Information Circular, respectively, that, as of March 22, 2009, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Suncor Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Suncor Shareholders. See "Part I — The Arrangement — Suncor Fairness Opinions";

  •
  the exchange of Suncor Shares for Amalco Shares will generally be tax-deferred for Suncor Shareholders;

  •
  under the Arrangement Agreement, until the time that the Suncor Arrangement Resolution is approved, the Suncor Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

  •
  at least 66 2/3% of the votes cast by Suncor Shareholders at the Suncor Shareholders' Meeting are required to approve the Arrangement Resolution. Accordingly, Suncor Shareholders are able to reject the Arrangement Resolution if they choose to do so;

  •
  the Suncor Shareholders have the ability to exercise their Dissent Rights; and

  •
  the Arrangement requires approval by the Court.

        The information and factors described above and considered by the Suncor Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Suncor Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Suncor Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Suncor Board may have given different weight to different factors.

Background to and Reasons for the Arrangement — Petro-Canada

Background to the Arrangement

        Management of Petro-Canada and the Petro-Canada Board regularly review the strategic objectives and opportunities available to Petro-Canada as part of their ongoing responsibilities and activities to enhance the value of Petro-Canada. In the context of this ongoing review, Petro-Canada has considered opportunities involving various parties and held exploratory conversations with a number of companies. Exploratory discussions have been held with Suncor from time to time over the years as far back as 1999. The detailed discussions held in 1999 between Petro-Canada and Suncor did not culminate in a merger or other business combination for a variety of reasons, including respective share valuations.

        In January 2008, a number of circumstances and developments in respect of Petro-Canada's business led to discussions by the Petro-Canada Board regarding various alternative strategic courses of action. These circumstances and developments included the fact that the Petro-Canada Board had been of the view for some time that the Petro-Canada Shares were trading at prices that did not reflect Petro-Canada's underlying value.

        To provide further support regarding the analysis of Petro-Canada's undervaluation and strategic alternatives, Petro-Canada engaged RBC Dominion Securities to assist and provide a broad range of financial advisory services. Such services included RBC Dominion Securities providing its views and perspectives regarding potential business combinations with a range of energy companies. Subsequently, management, with the assistance of RBC Dominion Securities, reviewed a broad range of alternative strategic courses of action available to Petro-Canada, including potential business combination partners and the sale or spin-off of certain assets of Petro-Canada.

        In March 2008, Petro-Canada management presented to the Petro-Canada Board an outline of alternatives to deal with the undervaluation of Petro-Canada and suggested certain steps that the Petro-Canada Board might consider to better define a course of action.

        In April 2008, based on the work undertaken to date, management advised the Petro-Canada Board that a business combination with an energy company would be a viable strategic course of action and further information and analysis would be required in connection with a potential sale or spin-off of certain assets of Petro-Canada. As part of the review of alternative strategic courses of action, management, with the assistance of RBC Dominion Securities, conducted a review of a broad number of third parties that could have a potential strategic fit with Petro-Canada and might reasonably be expected to be interested in pursuing a merger with, or acquisition of, Petro-Canada. RBC Dominion Securities considered a significant number of publicly traded energy companies as potential transaction candidates and after a review of such companies, RBC Dominion Securities advised the Petro-Canada Board that a small number of energy companies were identified as potential transaction candidates that could potentially provide significant value to Petro-Canada Shareholders and strategic benefits to Petro-Canada. Suncor was identified as an attractive combination partner for Petro-Canada from a strategic and value creation perspective.

        In July 2008, management received a communication from an institutional shareholder regarding its concerns with Petro-Canada's corporate strategy and suggestions for change. The principal concern expressed by this shareholder was that from such shareholder's perspective the returns from an investment in Petro-Canada have historically been unacceptably low in comparison to its peers. The Petro-Canada Board and management considered and evaluated the proposals of this shareholder, and concluded that the proposed measures may yield short term valuation gains, but did not necessarily address the longer-term improvements in valuation and the strategic benefits that Petro-Canada was pursuing.

        In September 2008, the Petro-Canada Board held its regular annual strategic planning session. The Petro-Canada Board and management continued discussing the persistent undervaluation of the Petro-Canada Shares and opportunities to deliver value to Petro-Canada and its shareholders through alternative strategic courses of action. The Petro-Canada Board determined that more work should be done to analyze the value creation opportunities available through a business combination with any of the possible transaction candidates that had been identified. Deutsche Bank was subsequently engaged by Petro-Canada to act as a joint advisor.

        At a meeting held on October 22 and 23, 2008, the Petro-Canada Board received updates from management on the work performed by management, RBC Dominion Securities and Deutsche Bank and the merits of various alternative strategic courses of action under consideration. These financial advisors reviewed a range of alternative strategic courses of action to address the perceived valuation gap between the trading value of Petro-Canada and its underlying fundamental value. RBC Dominion Securities and Deutsche Bank identified a small number of energy companies that such financial advisors characterized as potentially attractive business combination partners from both a strategic and value creation perspective, and the Petro-Canada Board was advised that a transaction executed by way of a share exchange with any of these companies, on certain terms, could provide strategic benefits to Petro-Canada and enhance near and long-term value for Petro-Canada Shareholders. A business combination with Suncor was again identified as potentially providing attractive benefits from a strategic and value creation perspective.

        Subsequently, in November 2008, management received a communication from a second significant institutional shareholder regarding its concerns with Petro-Canada's corporate strategy. The principal concern expressed by this shareholder was similar to the concern that had been raised by the other shareholder in July 2008, being that from such shareholder's perspective the returns from an investment in Petro-Canada had historically been unacceptably low in comparison to its peers. This shareholder provided an analysis of performance and a recommended course of action to be undertaken by Petro-Canada.

        Independent of the review process undertaken by Petro-Canada and following contact initiated by the Chair of the Suncor Board in November 2008, the Chair of the Petro-Canada Board had a meeting with the Chair of the Suncor Board on December 3, 2008 with respect to the possibility of a business combination of Petro-Canada and Suncor.

        Petro-Canada directed RBC Dominion Securities and Deutsche Bank to focus their review on a business combination with Suncor, and assess the merits of such a transaction relative to other strategic alternatives. Petro-Canada engaged Macleod Dixon to assist and provide legal advice to Petro-Canada in connection with any proposed business combination. Petro-Canada also engaged Torys LLP, who previously had advised Petro-Canada on the application of the Petro-Canada Act, to provide assistance regarding that legislation and its impact on the structure of a possible transaction.

        Through the fall of 2008, the Petro-Canada Board held a number of meetings in their review of the strategic direction of Petro-Canada and in connection with a potential business combination. A number of these meetings were held with and without management and with and without RBC Dominion Securities and Deutsche Bank.

        At a meeting held on December 9 and 10, 2008, the Petro-Canada Board received updates from management, RBC Dominion Securities and Deutsche Bank on the work performed and the merits of various alternative strategic courses of action under consideration. These discussions included a thorough review of the recommendations made by institutional shareholders based on internal analysis and the financial advisors' views of the likely market reaction to those recommended alternatives. In looking at the business combination alternatives, the Petro-Canada Board considered a number of factors including financial accretion, strategic fit, culture, size and scale, operational and capital synergies and the implications of the Petro-Canada Act. The Petro-Canada Board was advised by RBC Dominion Securities and Deutsche Bank that a business combination with Suncor had the potential to provide the greatest value creation, based on certain assumptions and transaction terms. The Petro-Canada Board was further advised that such a business combination had the potential to create a stronger corporation with larger size and scale, a strong credit profile and the ability to fund future growth opportunities. RBC Dominion Securities and Deutsche Bank further advised that such a business combination under certain assumptions, would be superior to any other strategic alternative course of action that was currently available to Petro-Canada, including the status quo.

        On December 10, 2008, the Petro-Canada Board formed an independent committee (the "Independent Review Committee"). The Independent Review Committee was comprised of Paul Melnuk (Chair), Paul Haseldonckx, Daniel Valot and Jim Simpson, together with the Chair of the Petro-Canada Board in an ex-officio non-voting capacity. All members of the Independent Review Committee were and are non-management directors of Petro-Canada. The Independent Review Committee was formed by the Petro-Canada Board with the mandate to review the considerations and recommendations of management and Petro-Canada's financial and legal advisors within the alternative strategic courses of action that had been identified and considered by them. The Independent Review Committee retained financial and legal advisors to assist it in its review and analysis. The Independent Review Committee met formally four times during December 2008 and January 2009 to consider, and provide direction to, the review of alternative strategic courses of action. Although members of management were present at the meetings, the Independent Review Committee also met without management present at each meeting. Members of the Independent Review Committee also met informally and spoke with management and its advisors regarding the process between formal meetings.

        At a meeting of the Petro-Canada Board held on January 16 and 17, 2009, RBC Dominion Securities and Deutsche Bank provided the Petro-Canada Board with a detailed financial analysis regarding business combinations with a short list of potential business combination partners and other alternative strategic courses of action available to Petro-Canada. At this meeting, Macleod Dixon also advised the Petro-Canada Board of its duties and responsibilities in the context of a potential business combination transaction and its consideration of other alternative strategic courses of action. Management of Petro-Canada thoroughly reviewed the status, merits and challenges of a possible transaction with these potential combination partners, the other alternatives arising out of the process conducted by Petro-Canada and the continuation of Petro-Canada's business plan. At this meeting, Mr. Melnuk, Chair of the Independent Review Committee, confirmed to the Petro-Canada Board that the Independent Review Committee had completed its mandate and had conducted a thorough review of the work undertaken by management and the financial advisors of Petro-Canada. The Independent Review Committee concluded that, on the basis of its review and the alternative strategic courses of action presented by management, it appeared that Petro-Canada's best alternative would be to pursue a business combination with a third party. The Petro-Canada Board reviewed the alternative strategic courses of action available to Petro-Canada and after extensive deliberation including a review of the report of the Independent Review Committee, instructed the Chair of the Petro-Canada Board and the President and Chief Executive Officer of Petro-Canada to respond to the approach made by Suncor and enter into discussions for the purpose of determining whether a business combination with Suncor would be possible.

        In late January 2009, the Chairs and Chief Executive Officers of Petro-Canada and Suncor continued preliminary discussions as to the financial and other parameters of a possible business combination transaction. The financial advisors of Petro-Canada and Suncor also met to review the financial parameters of such a business combination transaction.

        On February 4, 2009, Petro-Canada and Suncor entered into the Confidentiality Agreement pursuant to which they agreed to permit each other access to certain confidential information that would be relevant to a potential business combination, and the parties held a meeting regarding a possible business combination transaction. The management representatives reviewed the businesses of both companies and discussed the inherent value available from a potential combination of these businesses. Subsequent discussions were held by the Chairs and management of Petro-Canada and Suncor, with the support of their respective financial and legal advisors, in connection with the possible financial parameters and structure of a business combination. On March 9, 2009 representatives of Petro-Canada and Suncor reviewed the financial parameters and structure of a business combination of Petro-Canada and Suncor and concluded that there was sufficient common ground to continue the discussions.

        At a meeting of the Petro-Canada Board held on March 12, 2009, the directors received advice from RBC Dominion Securities and Deutsche Bank as to the merits and challenges associated with a possible business combination of Petro-Canada and Suncor, and Macleod Dixon further briefed the directors of Petro-Canada on their legal duties and responsibilities in evaluating such a transaction and in considering alternative strategic courses of action. After a thorough consideration of the pertinent issues, the Petro-Canada Board authorized management to pursue the negotiation of a business combination transaction pursuant to which Petro-Canada Shareholders would receive common shares in the combined corporation at a share exchange ratio that was within the range presented to the Petro-Canada Board at such meeting. Following the meeting, the Chairs of Petro-Canada and Suncor met and agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement.

        On March 15, 2009, Petro-Canada and Suncor entered into an agreement to negotiate exclusively with each other for a period ending on April 15, 2009 regarding a possible transaction. The parties, together with their respective financial and legal advisors, continued negotiations of the terms of a possible transaction and the Arrangement Agreement. Over the next week, each of Petro-Canada and Suncor conducted a review of confidential non-public data of the other to the extent permitted under applicable Law and the terms of any confidentiality provisions with a view to negotiating the terms of a business combination. Each party's review included extensive due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, reserves, environmental, financial, accounting, tax, labour, pension, benefits, compensation and corporate matters. The parties also reviewed in depth the implications of the Petro-Canada Act and the preferred structure to deal with such implications. Each of Petro-Canada and Suncor met with members of management of the other and had access to the technical teams of the other during the course of its review.

        The Petro-Canada Board met again on March 22, 2009 to review and consider the specific transaction terms that had been negotiated, the merits to Petro-Canada of entering into such a transaction and the proposed Arrangement Agreement that resulted from the negotiations with Suncor. RBC Dominion Securities and Deutsche Bank provided their respective verbal opinions to the Petro-Canada Board that, as of the date of their respective opinions and subject to and based on customary assumptions, qualifications and limitations, the Petro-Canada Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Petro-Canada Shareholders. RBC Dominion Securities and Deutsche Bank subsequently delivered their written opinions dated March 22, 2009 addressed to the Petro-Canada Board which are contained in Appendices E-1 and E-2, respectively, to this Information Circular. Macleod Dixon presented to the Petro-Canada Board the material terms of the proposed Arrangement Agreement, advised the Petro-Canada Board on the resolution of the final matters under negotiation and their fiduciary duties and responsibilities with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Petro-Canada Board reviewed the negotiation process with management, discussed the further changes to the Arrangement Agreement and the verbal fairness opinions of RBC Dominion Securities and Deutsche Bank. After the Petro-Canada Board considered, among other things, the review of alternative strategic courses of action that had been conducted, the terms of the Arrangement Agreement, the verbal fairness opinions of RBC Dominion Securities and Deutsche Bank and the impact of the proposed transaction on the various stakeholders of Petro-Canada, the Petro-Canada Board resolved to authorize Petro-Canada to enter into the Arrangement Agreement. Ten of the twelve directors voted in favour of such resolution and two of the twelve directors voted against such resolution. Following the meeting, Petro-Canada and Suncor signed the Arrangement Agreement. Petro-Canada and Suncor issued a joint press release announcing the Arrangement prior to the opening of the markets on Monday, March 23, 2009.

        On April 27, 2009, eleven of the twelve directors of the Petro-Canada Board met and considered the terms of the amended Plan of Arrangement (as reflected in Schedule 1.1(a) to the Arrangement Agreement, which is attached as Appendix C to this Information Circular), this Information Circular and various other matters relating to the proposed Arrangement and the Petro-Canada Shareholders' Meeting. In particular, at this meeting it was proposed that the Plan of Arrangement be amended to, among other things, include additional steps and transactions that are structured so that (a) Petro-Canada Shareholders who are individuals resident in Canada may be able to effect a realization of a capital gain (or a capital loss) for Canadian federal income tax purposes upon the proposed Arrangement being effected; and (b) any person, together with any associates of that person, who hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares immediately after the Effective Time shall be prohibited from exercising certain rights associated with any of the Amalco Shares that exceed such 20% threshold. At this meeting, the directors unanimously resolved to approve the amendments to the Plan of Arrangement, the contents of this Information Circular and the mailing of it to the Petro-Canada Shareholders and various other matters relating to the proposed Arrangement and the Petro-Canada Shareholders' Meeting.

Reasons for the Arrangement

        Following receipt of the advice and assistance of the financial advisors and legal counsel, the Petro-Canada Board carefully evaluated the terms of the proposed Arrangement, and ten of the twelve directors (with two directors voting against) at a meeting of Petro-Canada Board held on March 22, 2009: (a) determined that the Arrangement is fair to Petro-Canada Shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Petro-Canada; (c) approved the entering into of the Arrangement Agreement; and (d) resolved to recommend that Petro-Canada Shareholders vote in favour of the Arrangement. In reaching these determinations and approvals the Petro-Canada Board considered, among other things (including those matters described under "— Anticipated Benefits of the Arrangement"), the following factors and potential benefits and risks of the Arrangement:

  •
  the Arrangement is the preferred transaction available to Petro-Canada and the Petro-Canada Shareholders following an extensive and thorough review of alternative strategic courses of action conducted by Petro-Canada, which included advice from RBC Dominion Securities, Deutsche Bank and Macleod Dixon and extensive contacts and discussions with third parties;

  •
  the Petro-Canada Exchange Ratio represents an approximately 25% premium for the Petro-Canada Shares to the 30-day weighted-average trading price of such shares immediately prior to the announcement of the Arrangement;

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  Petro-Canada Shareholders will be able to continue to participate in the growth opportunities associated with Amalco, as the combined corporation is anticipated to be a larger, stronger and more efficient company;

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  RBC Dominion Securities and Deutsche Bank provided opinions, the full text of which can be found at Appendices E-1 and E-2 to this Information Circular, respectively, that, as of March 22, 2009 and subject to certain assumptions, qualifications and limitations, the Petro-Canada Exchange Ratio to be received by Petro-Canada Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Petro-Canada Shareholders. See "Part I — The Arrangement — Petro-Canada Fairness Opinions";

  •
  the exchange of Petro-Canada Shares for Amalco Shares will generally be tax-deferred for Petro-Canada Shareholders;

  •
  under the Arrangement Agreement, until the time that the Petro-Canada Arrangement Resolution is approved, the Petro-Canada Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

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  at least 66 2/3% of the votes cast by Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting are required to approve the Arrangement Resolution. Accordingly, Petro-Canada Shareholders are able to reject the Arrangement Resolution if they choose to do so;

  •
  the Petro-Canada Shareholders have the ability to exercise their Dissent Rights; and

  •
  the Arrangement requires approval by the Court.

        The information and factors described above and considered by the Petro-Canada Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Petro-Canada Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Petro-Canada Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Petro-Canada Board may have given different weight to different factors.

Anticipated Benefits of the Arrangement

        Suncor and Petro-Canada believe that the combination of the two companies will create a globally competitive integrated energy company with a balanced portfolio of high quality assets, a strong balance sheet and significant growth prospects. There is a risk that Suncor and Petro-Canada may not realize the anticipated benefits of the Arrangement. See "Part I — The Arrangement — Risk Factors Related to the Arrangement".

Premier Canadian Integrated Energy Company

        The combination of Suncor and Petro-Canada will create the fifth largest energy company in North America (based on the current combined market capitalization of Suncor and Petro-Canada) with a total market capitalization of approximately $46.7 billion (based on the combined market capitalization of Suncor and Petro-Canada at April 27, 2009). The combined company is expected to benefit from an integrated business model which will encompass a global leadership position in the oil sands industry, a strong Canadian downstream brand and an attractive portfolio of domestic and international conventional oil and natural gas assets.

Expanded Scale

        Suncor and Petro-Canada anticipate that the combined company will have a market presence and the available resources that will allow it to compete on a global scale. In addition to approximately 7.5 billion boe of proved plus probable reserves, the combined company will have an estimated contingent resource base of approximately 19 billion boe. See "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources" and "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco".

        Suncor and Petro-Canada expect that the combined company will benefit from the balance and stability provided by a larger portfolio of oil sands, downstream and conventional upstream projects and assets at various stages of development. They believe the increased scale of the combined company will better enable it to achieve growth and accelerate the development of larger projects through a range of commodity price cycles. Suncor and

Petro-Canada also believe the combined company will have the size and technical capabilities to better manage the challenges associated with developing large-scale projects.

Balanced Portfolio of High Quality Assets

        The combined company will have an attractive combination of long-life and cash flow generating assets with developmental upside. Suncor and Petro-Canada believe that the combined company will have strong cash flow from current crude oil and natural gas production of approximately 683,000 boe per day (based on average daily production for the year ended December 31, 2008) and North American refining capacity of approximately 433,000 bbls per day. See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco". The combined company is expected to have a portfolio of assets that will provide strong growth potential as well as the ability to generate strong underlying cash flow through a range of commodity price cycles. The combined company will also be a leading branded gasoline retailer in Canada.

Enhanced Growth Prospects

        Suncor and Petro-Canada expect that the proposed combination will offer Suncor Shareholders and Petro-Canada Shareholders the benefit of the quantity and diversity of Suncor's and Petro-Canada's respective development projects. In addition, Suncor and Petro-Canada anticipate that the proposed combination will enable the combined company to accelerate certain development projects.

        The asset growth profiles of Suncor and Petro-Canada are complementary. Suncor brings near-term growth potential from phases 3 and 4 of its Firebag project, and medium-term and long-term growth potential from phases 5 and 6 of its Firebag project, its Voyageur Upgrader project and its Voyageur South mine expansion, subject to receiving required regulatory approvals. Petro-Canada brings near-term growth potential from the White Rose extensions, its Syria gas project and Libya development program, and medium-term and long-term growth potential from its Fort Hills project, MacKay River expansion project and Lewis and Meadow Creek in-situ leases. Suncor and Petro-Canada also anticipate that the combined company will have additional growth potential from its Canadian East Coast assets, downstream operations, renewable energy programs and international conventional assets.

        Suncor and Petro-Canada expect that the strong pro forma balance sheet and financial flexibility of the combined company, as described below, will facilitate further expansion and increase the efficiencies of developing their respective projects. Suncor and Petro-Canada expect the combined company to enhance the development of individual growth projects through improved control of project sequencing and capital allocation, as the projects with the highest potential to generate near-term cash flows, combined with the strongest expected return on capital, will get priority.

Significant Benefits from Synergies

        Suncor and Petro-Canada expect that the combined company will deliver significant cost savings through substantial operating synergies. Suncor and Petro-Canada expect the cost savings to come from optimizing business practices, improving logistics and realizing efficiencies in overlapping operations. In addition, Suncor and Petro-Canada expect the combined company to benefit from significant capital efficiencies through capital reallocation opportunities, including through improved project design and sequencing, the elimination of redundant spending and by targeting capital budgets to projects with the highest priorities. Equally important, but less quantifiable anticipated benefits include balancing of short/long commodity positions, application of project and operating experience to a broader pool of assets and improved use of infrastructure.

Experienced Leadership

        The leadership team of the combined entity will draw upon extensive strategic, operating and financial experience from both organizations with a continued focus on creating shareholder value.

Strong Financial Position

        Suncor and Petro-Canada believe that the combined company will have a strong credit profile, with pro forma debt-to-capitalization of approximately 30% and a debt-to-cash flow from operations ratio of approximately 1.3 times, providing significant financial flexibility. Suncor and Petro-Canada believe that this financial flexibility will position the combined company to succeed through various business and commodity cycles.

        See "Part I — The Arrangement — Anticipated Benefits of the Arrangement".

Recommendations of the Suncor Board

        After considering, among other things, the Suncor Fairness Opinions, the Suncor Board concluded that the Arrangement is in the best interests of Suncor and is fair to Suncor Shareholders and authorized the entry by Suncor into the Arrangement Agreement and all related agreements. The Suncor Board recommends that the Suncor Shareholders vote in favour of the Suncor Arrangement Resolution.

        In reaching its conclusions and formulating its recommendations, the Suncor Board considered a number of factors, including the Suncor Fairness Opinions, the expected benefits of the Arrangement and the risks associated with completing the Arrangement.

        The discussion of the information and factors considered and given weight by the Suncor Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Suncor Arrangement Resolution, the Suncor Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Petro-Canada Board

        After considering, among other things, the Petro-Canada Fairness Opinions, the Petro-Canada Board concluded that the Arrangement is in the best interests of Petro-Canada and is fair to Petro-Canada Shareholders and authorized the entry by Petro-Canada into the Arrangement Agreement and all related agreements. The Petro-Canada Board recommends that the Petro-Canada Shareholders vote in favour of the Petro-Canada Arrangement Resolution.

        In reaching its conclusions and formulating its recommendations, the Petro-Canada Board considered a number of factors, including the Petro-Canada Fairness Opinions, the expected benefits of the Arrangement and the risks associated with completing the Arrangement.

        The discussion of the information and factors considered and given weight by the Petro-Canada Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Petro-Canada Arrangement Resolution, the Petro-Canada Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Effect of the Arrangement

General

        Pursuant to the Arrangement, Suncor and Petro-Canada will amalgamate and continue as one company named "Suncor Energy Inc." Immediately following completion of the Arrangement, former Petro-Canada Shareholders are anticipated to own approximately 40% of the combined company and former Suncor Shareholders are anticipated to own approximately 60% of the combined company.

Effect on Suncor Shareholders and Petro-Canada Shareholders

        Pursuant to the Arrangement, Suncor Shareholders will receive, for each Suncor Share held, one Amalco Share and Petro-Canada Shareholders will receive, for each Petro-Canada Share held, 1.28 Amalco Shares. After giving effect to the Arrangement, all Suncor Shareholders and Petro-Canada Shareholders will have exchanged their Suncor Shares and Petro-Canada Shares, respectively, for Amalco Shares. In addition, the

Suncor Shareholder Rights Plan shall terminate and cease to have any further force or effect at the Effective Time and all rights outstanding under the Shareholder Rights Plan shall be cancelled. As a result of such exchanges pursuant to the Arrangement, the nature of a Suncor Shareholder's and Petro-Canada Shareholder's investment will change. See "Part I — The Arrangement — Risk Factors Related to the Arrangement".

        Subject to the qualifications set forth in the sections entitled "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations" and "Part I — The Arrangement — Certain United States Federal Income Tax Considerations", the exchange of Suncor Shares or Petro-Canada Shares for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Shareholders under Canadian or United States federal income tax laws. Eligible Shareholders, holding up to a maximum of 15% of the outstanding Suncor Shares and Petro-Canada Shares, respectively, may, however, elect to have the exchange of their Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes by making such election in the applicable Letter of Transmittal and Election Form on or before the Election Deadline. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement. For additional information, see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" in this Summary and "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations", "Part I — The Arrangement — Certain United States Federal Income Tax Considerations" and "Part I — The Arrangement — Procedure For Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders" in the Information Circular.

        If, as a result of the Arrangement, a Shareholder would receive a number of Amalco Shares that would result in a contravention of the Individual Share Constraint, Amalco shall take certain steps pursuant to the Plan of Arrangement, including not issuing shares to such Shareholder in excess of the Individual Share Constraint and selling or redeeming such excess Amalco Shares in accordance with the Plan of Arrangement, to ensure that there is not a violation of the Individual Share Constraint. See "Part I — The Arrangement — Details of the Arrangement — Share Capital of Amalco — Restrictions in the Amalco Articles". This Information Circular does not address the Canadian or United States federal income tax considerations applicable to such a Shareholder pursuant to the Arrangement or upon the taking of such steps with respect to the excess Amalco Shares. The taking of such steps (by Amalco or otherwise) with respect to any excess Amalco Shares may have material tax consequences to such a Shareholder, and any such Shareholder should consult its own tax advisor to determine the tax consequences to them of the Arrangement and the taking of such steps with respect to the excess Amalco Shares.

        See also "Part I — The Arrangement — Effect of the Arrangement — Effect on Suncor Shareholders and Petro-Canada Shareholders", "Part I — The Arrangement — Details of the Arrangement — Arrangement Steps" and "Part I — The Arrangement — Details of the Arrangement — Share Capital of Amalco".

Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan

        Pursuant to the terms of the Arrangement Agreement: (a) each Suncor Option will be exchanged, at the Effective Time, for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Suncor Exchange Ratio multiplied by the number of Suncor Shares subject to such Suncor Option with an exercise price per Amalco Share equal to the exercise price per Suncor Share subject to such Suncor Option immediately prior to the Effective Time divided by the Suncor Exchange Ratio. As the Suncor Exchange Ratio is 1.00 Amalco Shares for each Suncor Share, in effect, no adjustment will be made to the number of Suncor Shares underlying the Suncor Options or the exercise price of such Suncor Options; and (b) each Petro-Canada Option will be exchanged, at the Effective Time, for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Petro-Canada Exchange Ratio multiplied by the number of Petro-Canada Shares subject to such Petro-Canada Option with an exercise price per Amalco Share equal to the exercise price per Petro-Canada Share subject to such Petro-Canada Option immediately prior to the Effective Time divided by the Petro-Canada Exchange Ratio, rounded up to the nearest penny.

        Corresponding adjustments will also be made to awards outstanding under Suncor and Petro-Canada non-equity based compensation plans (for instance stock appreciation rights, performance stock units and deferred stock units). All other terms and conditions of such options and awards will be the same as existed prior to such exchange or adjustment, as adjusted to reflect the Arrangement. For greater certainty, Replacement Options will not be granted pursuant to the Amalco Stock Option Plan, but rather will be existing Suncor Options and Petro-Canada Options as adjusted to take into account the effect of the Arrangement.

        For further information with respect to the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan and the other non-equity based compensation plans of Suncor and Petro-Canada, see Appendix H and Appendix I to this Information Circular, respectively. See also "Part I — The Arrangement — Effect of the Arrangement — Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan".

        At the Meetings, the Suncor Shareholders and the Petro-Canada Shareholders will each be asked to consider and, if thought advisable, to pass an ordinary resolution to approve the adoption by Amalco of the Amalco Stock Option Plan, conditional on the Arrangement becoming effective. Provided that the adoption of the Amalco Stock Option Plan is approved by the Suncor Shareholders and the Petro-Canada Shareholders as required, Suncor and Petro-Canada do not intend to make further grants of options under the Suncor Option Plans and Petro-Canada Option Plan following completion of the Arrangement. For additional information on the Amalco Stock Option Plan and related matters and the forms of such ordinary resolutions, see "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Adoption of Amalco Stock Option Plan" and Appendix K, "Form of Amalco Stock Option Plan".

Change of Control Provisions

        The Arrangement will not result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to Suncor, Petro-Canada or their respective directors, officers and employees, including for the purposes of the Suncor Options, Petro-Canada Options or pursuant to the plans or agreements in respect thereof. See "Part I — The Arrangement — Effect of the Arrangement — Change of Control Provisions".

Details of the Arrangement

General

        The Arrangement will result in the amalgamation of Suncor and Petro-Canada (together with certain of their Subsidiaries) to form Amalco, pursuant to which all of the issued and outstanding Suncor Shares and Petro-Canada Shares (other than those held by Dissenting Shareholders) will be exchanged for Amalco Shares. For further information in respect of Amalco following the completion of the Arrangement, see "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement" and Appendix F, "Amalco Unaudited Pro Forma Consolidated Financial Statements".

Arrangement Steps

        The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act or formality. The Arrangement will result in the amalgamation of Suncor and Petro-Canada (together with certain of their Subsidiaries) under the CBCA and their continuation as Amalco, as a result of which former Suncor Shareholders and Petro-Canada Shareholders (other than Dissenting Shareholders) will hold Amalco Shares following completion of the Arrangement. See "Part I — The Arrangement — Details of the Arrangement — Arrangement Steps". The full text of the Plan of Arrangement is attached as Schedule 1.1(a) to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

Restrictions on Ownership and Voting of Amalco Shares

        As required by the Petro-Canada Act, the current articles of Petro-Canada impose restrictions on the number of Petro-Canada Shares that a shareholder may own, control or vote, and provide Petro-Canada and its directors with powers to enforce these restrictions, including the ability to suspend voting rights, forfeit dividends and compel the sale of Petro-Canada Shares. As the Petro-Canada Act will apply to Amalco following the completion of the Arrangement, the Articles of Arrangement of Amalco will contain similar provisions with respect to Amalco Shares. These provisions will apply to Amalco Shares until such time that the Petro-Canada Act (or the applicable provisions thereof) is repealed by the Government of Canada. See "Part I — The Arrangement — Details of the Arrangement — Share Capital of Amalco" and "Part I — The Arrangement — Details of the Arrangement — Restrictions in the Amalco Articles".

Directors and Executive Officers of Amalco Following the Arrangement

        Following the Arrangement, Mr. Richard L. George, the current President and Chief Executive Officer of Suncor, will serve as President and Chief Executive Officer of Amalco, Mr. John T. Ferguson, the current Chairman of Suncor, will serve as Chairman of Amalco, and Mr. Ron A. Brenneman, the current President and Chief Executive Officer of Petro-Canada, will serve as Executive Vice-Chairman of Amalco. The proposed Board of Directors of Amalco will consist of eight current members of the Suncor Board (including Messrs. George and Ferguson) and four current members of the Petro-Canada Board. Messrs. George and Brenneman will be joined on the executive team by a combination of current Suncor and Petro-Canada executive officers. See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Executive Officers of Amalco Upon Completion of the Arrangement".

Auditors of Amalco

        The Plan of Arrangement provides that PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, the current auditors of Suncor, will be the auditors of Amalco following the completion of the Arrangement.

Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders

        In order to receive Amalco Shares on the completion of the Arrangement, Registered Holders of Suncor Shares and Petro-Canada Shares must deposit with the Depositary (at one of the addresses which will be specified on the last page of the applicable Letter of Transmittal and Election Form) the applicable validly completed and duly signed Letter of Transmittal and Election Form together with the certificates representing the Registered Holder's Suncor Shares or Petro-Canada Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

        Eligible Shareholders electing to have the exchange of their Shares for Amalco Shares carried out in such a manner that may allow such Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by making such election in the applicable Letter of Transmittal and Election Form on or before the Election Deadline which will be specified in the applicable Letter of Transmittal and Election Form. To the extent that such elections are made in respect of greater than 15% of the Suncor Shares or Petro-Canada Shares, the number of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which such elections were made will be prorated among all Suncor Electing Shareholders or Petro-Canada Electing Shareholders, as applicable, such that the aggregate number of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which such elections are permitted to be made is equal to 15% of the outstanding Suncor Shares or Petro-Canada Shares, as applicable, and the remainder of such Shares shall be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. To the extent that any such proration is required, Amalco will issue a news release following the Effective Time of the Arrangement as to the proportion of Suncor Shares or Petro-Canada Shares in respect of which such elections were not accepted in accordance with the Arrangement. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement. See "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations".

        Suncor Shares and Petro-Canada Shares held by Eligible Shareholders who do not deposit with the Depositary the applicable Letter of Transmittal and Election Form with the appropriate election made on or before the Election Deadline or do not otherwise comply with the requirements of the applicable Letter of Transmittal and Election Form and the instructions therein will be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. Beneficial Shareholders (i.e.,  Shareholders who hold their Shares through a broker, financial institution or other nominee) who are eligible to and want to have their exchange of Shares for Amalco Shares carried out in such a manner as may allow such Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Shares are held to make the necessary arrangements.

        Suncor and Petro-Canada currently anticipate that the Arrangement will be completed in the third quarter of 2009. Once there is more certainty as to when the Arrangement will be completed, registered Shareholders will be provided with the applicable Letter of Transmittal and Election Form. At such time, the Suncor Letter of Transmittal and Election Form and the Petro-Canada Letter of Transmittal and Election Form will also be available on Suncor's website at www.suncor.com, on Petro-Canada's website at www.petro-canada.ca and on the merger transition website of Suncor and Petro-Canada at www.suncorpetro-canada.ca. The Letters of Transmittal and Election Form will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional copies of the Letters of Transmittal and Election Forms will also be available by contacting the proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-851-2638 or using the other contact details listed on the back page of this Information Circular.

        Shareholders whose Suncor Shares or Petro-Canada Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Suncor Shares or Petro-Canada Shares.

        Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Suncor Shares or Petro-Canada Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Registered Holder of such Shares to receive Amalco Shares (and any dividend or other distributions thereon). In such case, such Amalco Shares (together with all dividends or other distributions thereon) shall be returned to Amalco and such Amalco Shares shall be cancelled.

        For additional information, see "Part I — The Arrangement — Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders".

Treatment of Fractional Amalco Shares

        No certificates representing fractional Amalco Shares shall be issued to Petro-Canada Shareholders under the Arrangement. In lieu of any fractional Amalco Share, each Registered Holder of Petro-Canada Shares otherwise entitled to a fractional interest in an Amalco Share shall receive the nearest whole number of Amalco Shares (with any fractions equal to exactly 0.5 being rounded up).

Approval of Suncor Shareholders Required for the Arrangement

        Pursuant to the Interim Order, the number of votes required to pass the Suncor Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Suncor Shareholders, either in person or by proxy, at the Suncor Shareholders' Meeting. Notwithstanding the foregoing, the Suncor Arrangement Resolution authorizes the Suncor Board, without further notice to or approval of the Suncor Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Suncor Arrangement Resolution. See also "Part VII — General Proxy Matters — Suncor — Procedure and Votes Required".

Approval of Petro-Canada Shareholders Required for the Arrangement

        Pursuant to the Interim Order, the number of votes required to pass the Petro-Canada Arrangement Resolution shall not be less than 66 2/3% of the votes cast by Petro-Canada Shareholders, either in person or by proxy, at the Petro-Canada Shareholders' Meeting. Notwithstanding the foregoing, the Petro-Canada Arrangement Resolution authorizes the Petro-Canada Board, without further notice to or approval of the Petro-Canada Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Petro-Canada Arrangement Resolution. See also "Part VIII — General Proxy Matters — Petro-Canada — Procedure and Votes Required".

Fairness Opinions

Suncor Fairness Opinions

        Suncor retained CIBC World Markets as a financial advisor to Suncor in connection with the Arrangement. As part of this mandate, CIBC World Markets was requested to provide the Suncor Board with its opinion as to the fairness to Suncor Shareholders, from a financial point of view, of the Suncor Exchange Ratio. In connection with this mandate, CIBC World Markets has prepared the CIBC Fairness Opinion. The CIBC Fairness Opinion states that, on the basis of the particular assumptions, explanations and limitations set forth therein, CIBC World Markets is of the opinion that, as of March 22, 2009, the Suncor Exchange Ratio is fair, from a financial point of view, to the Suncor Shareholders. The CIBC Fairness Opinion is subject to the assumptions, explanations and limitations contained therein and should be read in its entirety. See "Part I — The Arrangement — Suncor Fairness Opinions — CIBC Fairness Opinion" and Appendix D-1, "CIBC Fairness Opinion".

        Suncor also retained Morgan Stanley as a financial advisor to Suncor in connection with the Arrangement. As part of this mandate, Morgan Stanley was requested to provide the Suncor Board with its opinion as to the fairness to Suncor Shareholders, from a financial point of view, of the Suncor Exchange Ratio. In connection with this mandate, Morgan Stanley has prepared the Morgan Stanley Fairness Opinion. The Morgan Stanley Fairness Opinion states that Morgan Stanley is of the opinion that, as of March 22, 2009, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the Suncor Exchange Ratio pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Suncor Shareholders. The Morgan Stanley Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety. See "Part I — The Arrangement — Suncor Fairness Opinions — Morgan Stanley Fairness Opinion" and Appendix D-2, "Morgan Stanley Fairness Opinion".

Petro-Canada Fairness Opinions

        Petro-Canada retained RBC Dominion Securities as financial advisor to Petro-Canada in connection with the Arrangement. As part of this mandate, RBC Dominion Securities was requested to provide the Petro-Canada Board with its opinion as to the fairness to Petro-Canada Shareholders, from a financial point of view, of the Petro-Canada Exchange Ratio. In connection with this mandate, RBC Dominion Securities has prepared the RBC Fairness Opinion. The RBC Fairness Opinion states that, based on the assumptions, limitations and qualifications set forth therein, RBC Dominion Securities is of the opinion that, as of March 22, 2009, the Petro-Canada Exchange Ratio is fair, from a financial point of view, to the Petro-Canada Shareholders. The RBC Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See "Part I — The Arrangement — Petro-Canada Fairness Opinions — RBC Fairness Opinion" and Appendix E-1, "RBC Fairness Opinion".

        Petro-Canada also retained Deutsche Bank as financial advisor to Petro-Canada in connection with the Arrangement. As part of this mandate, Deutsche Bank was requested to provide the Petro-Canada Board with its opinion as to the fairness to Petro-Canada Shareholders, from a financial point of view, of the Petro-Canada Exchange Ratio. In connection with this mandate, Deutsche Bank has prepared the Deutsche Bank Fairness Opinion. The Deutsche Bank Fairness Opinion states that, based on the assumptions, limitations and qualifications set forth therein, Deutsche Bank is of the opinion as investment bankers that, as of March 22, 2009, the Petro-Canada Exchange Ratio is fair, from a financial point of view, to the Petro-Canada Shareholders (other than those holders of Petro-Canada Shares in respect of which Dissent Rights have been validly exercised). The Deutsche Bank Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See "Part I — The Arrangement — Petro-Canada Fairness Opinions — Deutsche Bank Fairness Opinion" and Appendix E-2, "Deutsche Bank Fairness Opinion".

Final Order

        Completion of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "Part I — The Arrangement — Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on Friday, June 5, 2009 at 9:30 a.m. (Calgary time) at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. On the application, the Court will consider, among other things, the fairness of the Arrangement.

Right to Dissent

        Pursuant to the Interim Order, Registered Holders of Suncor Shares have Dissent Rights in respect of the Suncor Arrangement Resolution and the right to be paid an amount equal to the fair value of their Suncor Shares. The Dissent Procedures require that a Registered Holder of Suncor Shares who wishes to dissent must send a written notice of objection to the Suncor Arrangement Resolution to Suncor (i) c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8 (Attention: A. Webster Macdonald Jr., Q.C.) or (ii) by facsimile transmission to c/o Blake, Cassels & Graydon LLP, Facsimile: (403) 260-9700 (Attention: A. Webster Macdonald Jr., Q.C.), in either case, to be received by 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Suncor Shareholders' Meeting, by 5:00 p.m. (Calgary time) on the second Business Day immediately preceding the day of the adjourned or postponed Suncor Shareholders' Meeting, and must otherwise strictly comply with the Dissent Procedures. Failure to strictly comply with the Dissent Procedures will result in loss of Dissent Rights. Any Registered Holder of Suncor Shares who dissents from the Suncor Arrangement Resolution in compliance with the Dissent Procedures, will be entitled, in the event the Arrangement becomes effective, to be paid by Amalco the fair value of the Suncor Shares held by such Dissenting Shareholder, determined as of the close of business on the day before the Suncor Arrangement Resolution is adopted. See "Part I — The Arrangement — Right to Dissent".

        Pursuant to the Interim Order, Registered Holders of Petro-Canada Shares also have Dissent Rights in respect of the Petro-Canada Arrangement Resolution and the right to be paid an amount equal to the fair value of their Petro-Canada Shares. The Dissent Procedures require that a Registered Holder of Petro-Canada Shares who wishes to dissent must send a written notice of objection to the Petro-Canada Arrangement Resolution to Petro-Canada (i) c/o Macleod Dixon LLP, Suite 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 (Attention: John J. Marshall, Q.C. or Roger F. Smith) or (ii) by facsimile transmission to c/o Macleod Dixon LLP, Facsimile: (403) 264-5973 (Attention: John J. Marshall, Q.C. or Roger F. Smith), in either case, to be received by no later than 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Petro-Canada Shareholders' Meeting, by no later than 5:00 p.m. (Calgary time) on the second Business Day immediately preceding the day of the adjourned or postponed Petro-Canada Shareholders' Meeting, and must otherwise strictly comply with the Dissent Procedures. Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Rights. Any Registered Holder of Petro-Canada Shares who dissents from the Petro-Canada Arrangement Resolution in compliance with the Dissent Procedures, will be entitled, in the event the Arrangement becomes effective, to be paid by Amalco the fair value of the Petro-Canada Shares held by such Dissenting Shareholder, determined as of the close of business on the day before the Petro-Canada Arrangement Resolution is adopted. See "Part I — The Arrangement — Right to Dissent".

        Non-Registered Holders of Suncor Shares or Petro-Canada Shares who wish to dissent should be aware that only Registered Holders are entitled to dissent. A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder's behalf (which, if the Shares are registered in the name of CDS or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly. In addition, pursuant to the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder's Shares but may dissent only with respect to all Shares held by such Dissenting Shareholder.

        The Arrangement Agreement provides that, unless otherwise waived by Suncor, it is a condition to the completion of the Arrangement for the benefit of Suncor that holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would not constitute greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the number of outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada Shares who have validly exercised Dissent Rights), shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. See "Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement" and "Part I — The Arrangement — Right to Dissent".

        Shareholders are cautioned that fair value could be determined to be less than the value of the consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Shareholder exchanged his or her Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

Stock Exchange Listing Approvals

        It is a mutual condition to the completion of the Arrangement that the TSX and NYSE shall have conditionally approved the listing of the Amalco Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and NYSE. The TSX and NYSE have conditionally approved the listing of the Amalco Shares to be issued or to be made issuable pursuant to the Arrangement, subject to Suncor and Petro-Canada fulfilling the requirements of such exchanges.

        The Suncor Shares and Petro-Canada Shares will be delisted from the TSX and NYSE following the completion of the Arrangement.

        See "Part I — The Arrangement — Stock Exchange Listing Approvals".

Other Regulatory Conditions or Approvals

        It is a condition precedent to the completion of the Arrangement that all requisite regulatory conditions be satisfied and all requisite approvals be obtained. See "Part I — The Arrangement — Other Regulatory Conditions or Approvals" and "Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions".

Competition/Antitrust

Canada

        The transactions contemplated by the Arrangement Agreement cannot be completed until Suncor and Petro-Canada have filed certain prescribed information with the Commissioner pursuant to Part IX of the Competition Act and either one or more of the following shall have occurred: (i) the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no order issued by the Competition Tribunal under Sections 92, 100 or 104 of the Competition Act and there shall be no other agreement with the Commissioner or between Suncor and Petro-Canada precluding completion of the Arrangement, unless such order or agreement is on terms and conditions acceptable to each of Suncor and Petro-Canada, acting reasonably; (ii) the Commissioner shall have issued a letter to Suncor and Petro-Canada indicating that she does not intend to make an application under Section 92 of the Competition Act precluding completion of the Arrangement and any terms and conditions attached to any such letter shall be acceptable to each of Suncor and Petro-Canada, acting reasonably; or (iii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement in form and substance acceptable to each Party, acting reasonably. Suncor filed a notification pursuant to subsection 114(1) of the Competition Act with the Commissioner on March 27, 2009, and Petro-Canada filed a notification pursuant to subsection 114(1) of the Competition Act with the Commissioner on March 28, 2009, with the effective date being March 30, 2009. The requirements under the Competition Act are discussed further in this Information Circular under "Part I — The Arrangement — Other Regulatory Conditions or Approvals — Competition Act Compliance" and "Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions".

United States

        The transactions contemplated by the Arrangement Agreement cannot be completed until Suncor and Petro-Canada have each filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice and with the U.S. Federal Trade Commission pursuant to the HSR Act and the applicable waiting period (and any extension thereof) thereunder shall have expired or been earlier terminated. Suncor and Petro-Canada filed the requisite Notification and Report Forms on April 3, 2009 and early termination was granted by the U.S. Federal Trade Commission on April 14, 2009. The requirements under the HSR Act are discussed further in this Information Circular under "Part I — The Arrangement — Other Regulatory Conditions or Approvals" and "Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions".

Canada Transportation Act

        The transactions contemplated by the Arrangement Agreement also may be subject to notification under subsection 53.1(1) of the CTA and, in such event, cannot be completed until the Transport Minister has provided his opinion that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation or, if such notice is not provided, the Governor in Council approves the transaction under the CTA. While Suncor and Petro-Canada are of the view that the CTA likely does not apply to the transactions contemplated by the Arrangement Agreement, as a precaution the Parties filed their notice under the CTA to the Transport Minister on March 30, 2009. On April 24, 2009, the Transport Minister confirmed that the transaction does not raise public interest issues as it relates to national transportation, thus concluding the process under the CTA for the transactions contemplated by the

Arrangement Agreement. The requirements under the CTA are discussed further in this Information Circular under "Part I — The Arrangement — Other Regulatory Conditions or Approvals" and "Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions".

Certain Canadian Federal Income Tax Considerations

        This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Suncor Shareholders and Petro-Canada Shareholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary. See "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations".

        Generally, a Suncor Shareholder or a Petro-Canada Shareholder that is not a Dissenting Shareholder will not realize a capital gain or capital loss on the disposition of their Suncor Shares or Petro-Canada Shares, as applicable, on the completion of the Arrangement. Eligible Suncor Shareholders and Eligible Petro-Canada Shareholders holding up to a maximum of 15% of the outstanding Suncor Shares and Petro-Canada Shares, respectively, may, however, elect to have the exchange of their Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement carried out in such a manner as may allow such Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement. Eligible Shareholders considering making such an election should carefully review the discussion under "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Electing Petro-Canada Shareholders" or "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Electing Suncor Shareholders", as applicable, and should consult their own tax advisors regarding the Canadian federal income tax consequences of making such an election. See also "Part I — The Arrangement — Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders".

        In the case of a Suncor Shareholder or a Petro-Canada Shareholder that is a Non-Resident Shareholder and whose Suncor Shares or Petro-Canada Shares, as the case may be, constitute "taxable Canadian property", any Amalco Shares received by such Shareholder in exchange for such Suncor Shares or Petro-Canada Shares by virtue of the Arrangement will also constitute "taxable Canadian property".

        A Dissenting Shareholder that receives from Amalco the fair value of the Suncor Shares or Petro-Canada Shares held by it will be deemed to have received proceeds of disposition equal to the amount of the payment (exclusive of interest) received by such Dissenting Shareholder, which may result in such Dissenting Shareholder realizing a capital gain or a capital loss. Dissenting Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

        See "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

        This Information Circular contains a summary of certain material U.S. federal income tax consequences to a U.S. Holder of Suncor Shares or Petro-Canada Shares arising from and relating to the Arrangement and the comments below are qualified in their entirety by such summary. See "Part I — The Arrangement — Certain United States Federal Income Tax Considerations." U.S. Holders are encouraged to read that section and consult with their tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

        The Arrangement is intended to qualify as a Reorganization. Assuming the Arrangement qualifies as a Reorganization, subject to the possible application of the PFIC rules described herein (see "Part I — The Arrangement — Certain United States Federal Income Tax Considerations"), the Arrangement will result in the following U.S. federal income tax consequences: (a) no gain or loss will be recognized by a U.S. Holder on the exchange of Suncor Shares or Petro-Canada Shares for Amalco Shares pursuant to the Arrangement, (b) the tax basis of a U.S. Holder in the Amalco Shares acquired in exchange for Suncor Shares or Petro-Canada Shares pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in Suncor Shares or Petro-Canada

Shares, respectively, exchanged, and (c) the holding period of a U.S. Holder in the Amalco Shares acquired in exchange for Suncor Shares or Petro-Canada Shares pursuant to the Arrangement will include such U.S. Holder's holding period for the Suncor Shares or Petro-Canada Shares, respectively, exchanged. If the Arrangement is not treated as a Reorganization, the Arrangement will be treated as a taxable transaction for U.S. federal income tax purposes. In addition, if Suncor or Petro-Canada is or has been classified as a PFIC for U.S. federal income tax purposes at any time during a U.S. Holder's holding period for Suncor Shares or Petro-Canada Shares, respectively, the foregoing discussion will not describe the U.S. federal income tax consequences of the Arrangement to such holder and, instead, such U.S. Holder will generally be subject to different and more adverse U.S. federal income tax consequences.

        See "Part I — The Arrangement — Certain United States Federal Income Tax Considerations".

Certain Other Tax Considerations

        This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations applicable to Suncor Shareholders and Petro-Canada Shareholders. Suncor Shareholders and Petro-Canada Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Amalco Shares after the completion of the Arrangement. Suncor Shareholders and Petro-Canada Shareholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Amalco Shares.

Selected Pro Forma Financial Information for Amalco

        Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Amalco after giving effect to the Arrangement for the year ended December 31, 2008 and as at and for the three months ended March 31, 2009 included in Appendix F to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Amalco, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

	Pro Forma for the Three Months Ended March 31, 2009	Pro Forma for the Year Ended December 31, 2008
	($millions)	($millions)
Revenues
Operating revenues	6,224	43,808
Energy marketing and trading activities	2,088	10,254
Investment and other income (expenses)	(17)	63

	8,295	54,125

Expenses
Purchase of crude oil and products	2,674	21,014
Operating, selling and general	2,323	8,340
Energy marketing and trading activities	2,039	10,246
Depreciation, depletion and amortization	992	3,848
Exploration	115	677
Financing expenses	377	1,453

	8,520	45,578

Earnings (loss) before income taxes	(225)	8,547

Provision for income taxes	84	3,527

Net earnings (loss)	(309)	5,020

Pro Forma as at March 31, 2009
($millions)
Total assets	68,685

Total long-term debt	13,020

Shareholders' equity	33,321

        See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Pro Forma Financial Information for Amalco" and the unaudited pro forma consolidated financial statements of Amalco following completion of the Arrangement set forth in Appendix F to this Information Circular.

Selected Combined Operational Information for Amalco

        The following table sets out certain combined operational information for the oil and natural gas assets which will be owned, directly or indirectly, on a consolidated basis by Amalco following completion of the Arrangement, for the periods indicated. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards. Suncor reports its reserves in accordance with NI 51-101. The combined information presented below has not been adjusted for differences in these reporting standards. See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources" at the front of this Information Circular. Important information concerning the oil and natural gas properties and operations of Suncor and Petro-Canada is contained elsewhere in this Information Circular and in the Suncor AIF and the Petro-Canada AIF, respectively, both of which are incorporated herein by reference. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and in those documents.

	Combined Three Months Ended March 31, 2009	Combined Year Ended December 31, 2008
Average Daily Production (net, before royalties)
Oil Sands (Bbls/d)	312,950	287,900
Conventional oil (Bbls/d)	233,700	243,900

Natural gas (MMcf/d)	893	908

Total (Boe/d)	695,850	683,100

Combined December 31, 2008(3)(4)
Total Proved Reserves(1)
Oil Sands (MMboe)	3,070

Conventional crude oil, NGLs and natural gas (MMboe)(2)	760

Total (MMboe)	3,830

Total Proved Plus Probable Reserves(1)
Oil Sands (MMboe)	6,090

Conventional crude oil, NGLs and natural gas (MMboe)(2)	1,360

Total (MMboe)	7,450

Contingent Resources(5)
Oil Sands (MMboe)	16,170
Conventional crude oil, NGLs and natural gas (MMboe)	2,750

Total	18,920

Notes:

(1)
Reserves estimates are working interests before royalties.

(2)
Natural gas is converted to barrels of oil equivalent (boe) using six (6) Mcf of natural gas to one (1) boe. See "Joint Information Circular and Proxy Statement — Barrel of Oil Equivalency".

(3)
As noted above, Suncor reports its reserves in accordance with NI 51-101 and Petro-Canada uses SEC and FASB standards as well as SEC Industry Guide 7 when preparing and reporting reserves. See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources". Such reserves information may differ and such differences may be material. These differences relate to the SEC requirement, employed by Petro-Canada, for disclosure only of proved reserves calculated at constant year-end prices and costs, while NI 51-101 requires disclosure, employed by Suncor, at forecast prices and costs. Also, the definition of proved reserves differs between SEC and NI 51-101 requirements.

(4)
Petro-Canada's in-situ bitumen reserves and resources have been converted to synthetic crude oil volumes (SCO) using the conversion of 1.0 bbls of bitumen = 0.8 bbls of SCO.

(5)
See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources".

        See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco".

Risk Factors

        An investment in Amalco Shares as a result of the combination of Suncor and Petro-Canada is subject to certain risks. In addition to the risk factors described under the heading "Risk Management" in the Petro-Canada AIF and under the heading "Risk Factors" in the Suncor AIF, which are specifically incorporated by reference into this Information Circular, and the risk factors described under "Part I — The Arrangement — Risk Factors Related to the Arrangement", "Part V — Information Concerning Suncor — Risk Factors" and "Part VI — Information Concerning Petro-Canada — Risk Factors" in this Information Circular, the following is a list of certain additional and supplemental risk factors which Suncor Shareholders should carefully consider before making a decision regarding approving the Suncor Arrangement Resolution and which Petro-Canada Shareholders should carefully consider before making a decision regarding approving the Petro-Canada Arrangement Resolution:

  •
  Suncor and Petro-Canada may not realize the anticipated benefits of the Arrangement;

  •
  there are risks related to the integration of Suncor's and Petro-Canada's existing businesses;

  •
  Suncor and Petro-Canada may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all;

  •
  Amalco's business mix will be different than that of Suncor and Petro-Canada;

  •
  there are risks related to Petro-Canada's international activities;

  •
  Amalco may be unable to obtain the necessary levels of financing on acceptable terms, or at all, upon the expiration of the existing Petro-Canada and Suncor credit facilities;

  •
  the amount of any dividends paid by Amalco will not be guaranteed;

  •
  following the Arrangement the trading price of the Amalco Shares may be volatile and ownership restrictions may depress the trading price of the Amalco Shares; and

  •
  following completion of the Arrangement, Amalco may issue additional equity securities.

        The risk factors summarized above are a summary of certain of the risk factors contained elsewhere or incorporated by reference in this Information Circular. See "Part I — The Arrangement — Risk Factors Related to the Arrangement", "Part V — Information Concerning Suncor — Risk Factors" and "Part VI — Information Concerning Petro-Canada — Risk Factors". Suncor Shareholders and Petro-Canada Shareholders and potential investors should carefully consider all such risk factors.

Additional Matters to be Acted upon at the Suncor Shareholders' Meeting

        Recognizing in part that Suncor and Petro-Canada expect the completion of the Arrangement to occur in the third quarter of 2009, it was determined that the annual business to be considered by shareholders of a CBCA public company should be placed before the Suncor Shareholders at the Suncor Shareholders' Meeting.

        Accordingly, Suncor Shareholders will be asked to vote to elect directors of Suncor at the Suncor Shareholders' Meeting, each such director to hold office until the earlier of the completion of the Arrangement and the next annual general meeting of Suncor Shareholders or until the successor of such director is duly elected or appointed, unless such office is earlier vacated. Suncor Shareholders are permitted to vote for the slate of director nominees set out and discussed in this Information Circular, or, alternatively, to withhold their vote from individual nominees. The Suncor Board has adopted a policy which requires that any nominee for a director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Suncor Board for consideration promptly following the Suncor Shareholders' Meeting. See the section entitled "Annual General Meeting Business — Majority Voting for Directors" in Appendix H to this Information Circular.

        In addition, Suncor Shareholders will be asked to vote to re-appoint Suncor's auditors. The Suncor Board proposes that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the earlier of the completion of the Arrangement and the close of the next annual general meeting of Suncor Shareholders.

        See "Part III — Additional Matters to be Acted upon at the Suncor Shareholders' Meeting" and Appendix H to this Information Circular, "Information Regarding Suncor Annual General Meeting Matters and Related Disclosure".

Additional Matters to be Acted upon at the Petro-Canada Shareholders' Meeting

        Recognizing in part that Suncor and Petro-Canada expect the completion of the Arrangement to occur in the third quarter of 2009, it was determined that the annual business to be considered by shareholders of a CBCA public company should be placed before the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting.

        Accordingly, Petro-Canada Shareholders will be asked to vote to elect directors of Petro-Canada at the Petro-Canada Shareholders' Meeting, each such director to hold office until the earlier of the completion of the Arrangement and the next annual general meeting of Petro-Canada Shareholders or until the successor of such director is duly elected or appointed, unless such office is earlier vacated. Petro-Canada Shareholders are permitted to vote for the slate of director nominees set out and discussed in this Information Circular, or, alternatively, to withhold their vote from individual nominees.

        In addition, Petro-Canada Shareholders will be asked to vote to re-appoint Petro-Canada's auditors. The Petro-Canada Board proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the earlier of the completion of the Arrangement and the close of the next annual general meeting of Petro-Canada Shareholders.

        See "Part IV — Additional Matters to be Acted upon at the Petro-Canada Shareholders' Meeting" and Appendix I to this Information Circular, "Information Regarding Petro-Canada Annual General Meeting Matters and Related Disclosure".

 PART I — THE ARRANGEMENT

Background to and Reasons for the Arrangement

Background to and Reasons for the Arrangement — Suncor

Background to the Arrangement

        The Suncor Board and senior management of Suncor have regularly discussed opportunities to better realize the potential of Suncor's asset portfolio and oil sands expertise, as well as Suncor's overall position in the industry. In that regard, among other potential alternatives, Suncor had in previous years considered the possibility of strategic transactions with various industry participants, including the possibility of a strategic business combination between Suncor and Petro-Canada. In 1999, Suncor and Petro-Canada had engaged in detailed discussions related to a possible combination transaction. However, those discussions did not culminate in a merger or other business combination for a variety of reasons, including respective share valuations.

        In the fall of 2008, senior management of Suncor began to explore the possibility of pursuing a business combination of Suncor and Petro-Canada in more detail. Having concluded that, based on certain assumptions, such a combination would be beneficial to Suncor, senior management prepared its assessment of a possible merger of Suncor and Petro-Canada, including the rationale in support of such a transaction. Suncor then engaged Blakes as legal counsel to assist and provide legal advice to Suncor in connection with a potential business combination of Suncor and Petro-Canada. In November of 2008, the Chair of the Suncor Board contacted the Chair of the Petro-Canada Board, and on December 3, 2008 the Chair of the Suncor Board had a meeting with the Chair of the Petro-Canada Board with respect to the possibility of a business combination of Suncor and Petro-Canada.

        In late January 2009, the Chairs and the Chief Executive Officers of Suncor and Petro-Canada conducted preliminary discussions as to a potential business combination transaction of the two companies. On January 19, 2009, the Chair of the Suncor Board and the President and Chief Executive Officer of Suncor reported to the Suncor Board on their initial contacts and discussions with the Chair of the Petro-Canada Board and Petro-Canada's President and Chief Executive Officer, respectively. The Suncor Board authorized its Chair and President and Chief Executive Officer to continue discussions with Petro-Canada with respect to a possible business combination of the two companies. At this meeting, the Suncor Board also discussed general trends, and Suncor's overall position, in the oil and gas industry and the advisability of entering into a combination transaction with Petro-Canada, and directed Suncor senior management to retain CIBC World Markets and Morgan Stanley to act as financial advisors to Suncor in connection with a possible business combination or similar transaction with Petro-Canada.

        Following this meeting, the Chairs and the Chief Executive Officers of Suncor and Petro-Canada continued preliminary discussions as to the financial and other parameters of a possible business combination transaction. On February 2, 2009, the Suncor Board met with its legal and financial advisors to review certain operational and financial analysis performed by CIBC World Markets and Morgan Stanley and to continue to review the structure and terms of a potential transaction. Following this meeting, the Suncor Board recommended that the Suncor Chair and senior management should continue to discuss with Petro-Canada the terms of a possible combination transaction, and the Chair of the Suncor Board contacted the Chair of the Petro-Canada Board to communicate Suncor's interest in continuing discussions in that regard. On February 3, 2009, the financial advisors of Suncor and Petro-Canada met to review the potential financial parameters of such a business combination transaction.

        On February 4, 2009, Petro-Canada and Suncor entered into the Confidentiality Agreement pursuant to which they agreed to permit each other access to certain confidential information that would be relevant to a potential business combination, and the parties held a meeting regarding a possible business combination transaction. The management representatives reviewed the businesses of both companies and discussed the inherent value available from a potential combination of these businesses. Subsequent discussions were held by the Chairs and management of Petro-Canada and Suncor, with the support of their respective financial and legal advisors, in connection with the possible financial parameters and structure of a business combination. On March 9, 2009, representatives of Suncor and Petro-Canada reviewed the financial parameters and structure of a business combination of Suncor and Petro-Canada and concluded that there was sufficient common ground to continue the discussions. On March 12, 2009, the Chairs of Suncor and Petro-Canada met and agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement.

        On March 15, 2009, Suncor and Petro-Canada entered into an agreement to negotiate exclusively with each other until April 15, 2009 regarding a possible transaction. On March 16, 2009, the Suncor Board met again with its financial and legal advisors to receive updated financial and legal advice regarding the terms of a potential transaction, including preliminary terms of the Arrangement Agreement and the impact of such a transaction on Suncor Shareholders and other stakeholders. At this meeting, CIBC World Markets and Morgan Stanley presented their financial analysis of the potential transaction to the Suncor Board. The Suncor Board thoroughly considered the pertinent issues and reviewed the terms of the proposed transaction, including the preliminary terms of the Arrangement Agreement, with CIBC World Markets, Morgan Stanley and Blakes. Blakes provided the Suncor Board with legal advice as to the legal and fiduciary duties and responsibilities of the Suncor Board in evaluating the proposed transaction. Following the review, the Suncor Board authorized management to pursue the negotiation of a business combination transaction at the indicative share exchange ratio presented to the Suncor Board at such meeting.

        Over the next week, the parties, together with their respective financial and legal advisors, continued negotiations of the terms of a possible transaction and the Arrangement Agreement. Each of Suncor and Petro-Canada conducted a review of confidential non-public data of the other to the extent permitted under applicable Law and the terms of any confidentiality provisions with a view to negotiating the terms of a business combination. Each party's review included extensive due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, reserves, environmental, financial, accounting, tax, labour, pension, benefits, compensation and corporate matters. The parties also reviewed in depth the implications of the Petro-Canada Act and the preferred structure to deal with such implications. Each of Suncor and Petro-Canada met with members of management of the other and had access to the technical teams of the other during the course of its review. A meeting of the Suncor Board was scheduled for March 22, 2009 to consider the potential transaction.

        The Suncor Board met on Sunday, March 22, 2009 to review and consider the specific transaction terms that had been negotiated, the merits to Suncor of entering into such a transaction and the proposed final terms of the Arrangement Agreement that resulted from the negotiations with Petro-Canada. At this meeting, CIBC World Markets and Morgan Stanley delivered their verbal opinions that, as of March 22, 2009, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Suncor Exchange Ratio is fair, from a financial point of view, to the Suncor Shareholders. CIBC World Markets and Morgan Stanley subsequently delivered their written opinions dated March 22, 2009 addressed to the Suncor Board, which are contained in Appendix D-1 and Appendix D-2, respectively, to this Information Circular. Blakes reviewed the material terms of the proposed Arrangement Agreement with the Suncor Board and advised the Suncor Board on the resolution of the final matters under negotiation and reiterated their fiduciary duties and responsibilities with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Suncor Board reviewed the negotiation process with management and discussed the proposed final terms of the Arrangement Agreement and the verbal fairness opinions of CIBC World Markets and Morgan Stanley. After the Suncor Board considered, among other things, the terms of the Arrangement Agreement, the verbal fairness opinions of CIBC World Markets and Morgan Stanley and the impact of the proposed transaction on the various stakeholders of Suncor, the Suncor Board authorized and approved the execution and delivery of the Arrangement Agreement by Suncor, determined that the Arrangement is fair to Suncor Shareholders, is in the best interests of Suncor and recommended that Suncor Shareholders vote in favour of the Arrangement. The Chair of the Suncor Board, Mr. John T. Ferguson, abstained from voting in light of his position as a director of the Royal Bank of Canada, the parent company of RBC Capital Markets, one of Petro-Canada's financial advisors in connection with the Arrangement. Following the meeting, Suncor and Petro-Canada signed the Arrangement Agreement. Suncor and Petro-Canada issued a joint press release announcing the Arrangement prior to the opening of the markets on Monday, March 23, 2009.

        The Suncor Board met on April 27, 2009 to, among other things, review the terms of the amended Plan of Arrangement (as reflected in Schedule 1.1(a) to the Arrangement Agreement, which is attached as Appendix C to this Information Circular), this Information Circular and various other matters relating to the Arrangement and the Suncor Shareholders' Meeting. In particular, at this meeting it was proposed that the Plan of Arrangement be amended to, among other things, include additional steps and transactions that are structured so that (a) Suncor Shareholders who are individuals resident in Canada may be able to effect a realization of a capital gain (or a capital loss) for Canadian federal income tax purposes upon the proposed Arrangement being effected, and (b) any person, together with any associates of that person, who hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares immediately after the Effective Time shall be prohibited from exercising certain rights associated with any of the Amalco Shares that exceed such 20% threshold. At this meeting, the Suncor Board resolved to approve the contents of this Information Circular and the mailing of it to the Suncor Shareholders, the amended Plan of Arrangement and various other matters relating to the proposed Arrangement and the Suncor Shareholders' Meeting, and confirmed its recommendation that Suncor Shareholders vote in favour of the Suncor Arrangement Resolution. Mr. John T. Ferguson, the Chair of the Suncor Board, abstained from confirming such recommendation for the reasons described above.

Reasons for the Arrangement

        Following receipt of the advice and assistance of the financial advisors and legal counsel, the Suncor Board carefully evaluated the terms of the proposed Arrangement, and (with the Chair of the Suncor Board abstaining due to a potential conflict of interest): (a) determined that the Arrangement is fair to Suncor Shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Suncor; (c) approved the entering into of the Arrangement Agreement; and (d) resolved to recommend that Suncor Shareholders vote in favour of the Arrangement. In reaching these determinations and making these approvals the Suncor Board considered, among other things (including those matters described under "— Anticipated Benefits of the Arrangement"), the following factors and potential benefits and risks of the Arrangement:

  •
  Suncor Shareholders will continue to participate in the growth opportunities associated with Amalco, as the combined corporation is anticipated to be a larger, stronger and more efficient company;

  •
  CIBC World Markets and Morgan Stanley provided opinions, the full text of which can be found at Appendices D-1 and D-2 to this Information Circular, respectively, that, as of March 22, 2009, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the Suncor Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Suncor Shareholders. See "— Suncor Fairness Opinions";

  •
  the exchange of Suncor Shares for Amalco Shares will generally be tax-deferred for Suncor Shareholders;

  •
  under the Arrangement Agreement, until the time that the Suncor Arrangement Resolution is approved, the Suncor Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

  •
  at least 66 2/3% of the votes cast by Suncor Shareholders at the Suncor Shareholders' Meeting are required to approve the Arrangement Resolution. Accordingly, Suncor Shareholders are able to reject the Arrangement Resolution if they choose to do so;

  •
  the Suncor Shareholders have the ability to exercise their Dissent Rights; and

  •
  the Arrangement requires approval by the Court.

        The information and factors described above and considered by the Suncor Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Suncor Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Suncor Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Suncor Board may have given different weight to different factors.

Background to and Reasons for the Arrangement — Petro-Canada

Background to the Arrangement

        Management of Petro-Canada and the Petro-Canada Board regularly review the strategic objectives and opportunities available to Petro-Canada as part of their ongoing responsibilities and activities to enhance the value of Petro-Canada. In the context of this ongoing review, Petro-Canada has considered opportunities involving various parties and held exploratory conversations with a number of companies. Exploratory discussions have been held with Suncor from time to time over the years as far back as 1999. The detailed discussions held in 1999 between Petro-Canada and Suncor did not culminate in a merger or other business combination for a variety of reasons, including respective share valuations.

        In January 2008, a number of circumstances and developments in respect of Petro-Canada's business led to discussions by the Petro-Canada Board regarding various alternative strategic courses of action. These circumstances and developments included the fact that the Petro-Canada Board had been of the view for some time that the Petro-Canada Shares were trading at prices that did not reflect Petro-Canada's underlying value.

        To provide further support regarding the analysis of Petro-Canada's undervaluation and strategic alternatives, Petro-Canada engaged RBC Dominion Securities to assist and provide a broad range of financial advisory services. Such services included RBC Dominion Securities providing its views and perspectives regarding potential business combinations with a range of energy companies. Subsequently, management, with the assistance of RBC Dominion Securities, reviewed a broad range of alternative strategic courses of action available to Petro-Canada, including potential business combination partners and the sale or spin-off of certain assets of Petro-Canada.

        In March 2008, Petro-Canada management presented to the Petro-Canada Board an outline of alternatives to deal with the undervaluation of Petro-Canada and suggested certain steps that the Petro-Canada Board might consider to better define a course of action.

        In April 2008, based on the work undertaken to date, management advised the Petro-Canada Board that a business combination with an energy company would be a viable strategic course of action and further information and analysis would be required in connection with a potential sale or spin-off of certain assets of Petro-Canada. As part of the review of alternative strategic courses of action, management, with the assistance of RBC Dominion Securities, conducted a review of a broad number of third parties that could have a potential strategic fit with Petro-Canada and might reasonably be expected to be interested in pursuing a merger with, or acquisition of, Petro-Canada. RBC Dominion Securities considered a significant number of publicly traded energy companies as potential transaction candidates and after a review of such companies, RBC Dominion Securities advised the Petro-Canada Board that a small number of energy companies were identified as potential transaction candidates that could potentially provide significant value to Petro-Canada Shareholders and strategic benefits to Petro-Canada. Suncor was identified as an attractive combination partner for Petro-Canada from a strategic and value creation perspective.

        In July 2008, management received a communication from an institutional shareholder regarding its concerns with Petro-Canada's corporate strategy and suggestions for change. The principal concern expressed by this shareholder was that from such shareholder's perspective the returns from an investment in Petro-Canada have historically been unacceptably low in comparison to its peers. The Petro-Canada Board and management considered and evaluated the proposals of this shareholder, and concluded that the proposed measures may yield short term valuation gains, but did not necessarily address the longer-term improvements in valuation and the strategic benefits that Petro-Canada was pursuing.

        In September 2008, the Petro-Canada Board held its regular annual strategic planning session. The Petro-Canada Board and management continued discussing the persistent undervaluation of the Petro-Canada Shares and opportunities to deliver value to Petro-Canada and its shareholders through alternative strategic courses of action. The Petro-Canada Board determined that more work should be done to analyze the value creation opportunities available through a business combination with any of the possible transaction candidates that had been identified. Deutsche Bank was subsequently engaged by Petro-Canada to act as a joint advisor.

        At a meeting held on October 22 and 23, 2008, the Petro-Canada Board received updates from management on the work performed by management, RBC Dominion Securities and Deutsche Bank and the

merits of various alternative strategic courses of action under consideration. These financial advisors reviewed a range of alternative strategic courses of action to address the perceived valuation gap between the trading value of Petro-Canada and its underlying fundamental value. RBC Dominion Securities and Deutsche Bank identified a small number of energy companies that such financial advisors characterized as potentially attractive business combination partners from both a strategic and value creation perspective, and the Petro-Canada Board was advised that a transaction executed by way of a share exchange with any of these companies, on certain terms, could provide strategic benefits to Petro-Canada and enhance near and long-term value for Petro-Canada Shareholders. A business combination with Suncor was again identified as potentially providing attractive benefits from a strategic and value creation perspective.

        Subsequently, in November 2008, management received a communication from a second significant institutional shareholder regarding its concerns with Petro-Canada's corporate strategy. The principal concern expressed by this shareholder was similar to the concern that had been raised by the other shareholder in July 2008, being that from such shareholder's perspective the returns from an investment in Petro-Canada had historically been unacceptably low in comparison to its peers. This shareholder provided an analysis of performance and a recommended course of action to be undertaken by Petro-Canada.

        Independent of the review process undertaken by Petro-Canada and following contact initiated by the Chair of the Suncor Board in November 2008, the Chair of the Petro-Canada Board had a meeting with the Chair of the Suncor Board on December 3, 2008 with respect to the possibility of a business combination of Petro-Canada and Suncor.

        Petro-Canada directed RBC Dominion Securities and Deutsche Bank to focus their review on a business combination with Suncor, and assess the merits of such a transaction relative to other strategic alternatives. Petro-Canada engaged Macleod Dixon to assist and provide legal advice to Petro-Canada in connection with any proposed business combination. Petro-Canada also engaged Torys LLP, who previously had advised Petro-Canada on the application of the Petro-Canada Act, to provide assistance regarding that legislation and its impact on the structure of a possible transaction.

        Through the fall of 2008, the Petro-Canada Board held a number of meetings in their review of the strategic direction of Petro-Canada and in connection with a potential business combination. A number of these meetings were held with and without management and with and without RBC Dominion Securities and Deutsche Bank.

        At a meeting held on December 9 and 10, 2008, the Petro-Canada Board received updates from management, RBC Dominion Securities and Deutsche Bank on the work performed and the merits of various alternative strategic courses of action under consideration. These discussions included a thorough review of the recommendations made by institutional shareholders based on internal analysis and the financial advisors' views of the likely market reaction to those recommended alternatives. In looking at the business combination alternatives, the Petro-Canada Board considered a number of factors including financial accretion, strategic fit, culture, size and scale, operational and capital synergies and the implications of the Petro-Canada Act. The Petro-Canada Board was advised by RBC Dominion Securities and Deutsche Bank that a business combination with Suncor had the potential to provide the greatest value creation, based on certain assumptions and transaction terms. The Petro-Canada Board was further advised that such a business combination had the potential to create a stronger corporation with larger size and scale, a strong credit profile and the ability to fund future growth opportunities. RBC Dominion Securities and Deutsche Bank further advised that such a business combination under certain assumptions, would be superior to any other strategic alternative course of action that was currently available to Petro-Canada, including the status quo.

        On December 10, 2008, the Petro-Canada Board formed an independent committee (the "Independent Review Committee"). The Independent Review Committee was comprised of Paul Melnuk (Chair), Paul Haseldonckx, Daniel Valot and Jim Simpson, together with the Chair of the Petro-Canada Board in an ex-officio non-voting capacity. All members of the Independent Review Committee were and are non-management directors of Petro-Canada. The Independent Review Committee was formed by the Petro-Canada Board with the mandate to review the considerations and recommendations of management and Petro-Canada's financial and legal advisors within the alternative strategic courses of action that had been identified and considered by them. The Independent Review Committee retained financial and legal advisors to assist it in its review and analysis. The Independent Review Committee met formally four times during December 2008 and January 2009 to consider, and provide direction to, the review of alternative strategic courses of action. Although members of management were present at the meetings, the Independent Review Committee also met without management present at each meeting. Members of the Independent Review Committee also met informally and spoke with management and its advisors regarding the process between formal meetings.

        At a meeting of the Petro-Canada Board held on January 16 and 17, 2009, RBC Dominion Securities and Deutsche Bank provided the Petro-Canada Board with a detailed financial analysis regarding business combinations with a short list of potential business combination partners and other alternative strategic courses of action available to Petro-Canada. At this meeting, Macleod Dixon also advised the Petro-Canada Board of its duties and responsibilities in the context of a potential business combination transaction and its consideration of other alternative strategic courses of action. Management of Petro-Canada thoroughly reviewed the status, merits and challenges of a possible transaction with these potential combination partners, the other alternatives arising out of the process conducted by Petro-Canada and the continuation of Petro-Canada's business plan. At this meeting, Mr. Melnuk, Chair of the Independent Review Committee, confirmed to the Petro-Canada Board that the Independent Review Committee had completed its mandate and had conducted a thorough review of the work undertaken by management and the financial advisors of Petro-Canada. The Independent Review Committee concluded that, on the basis of its review and the alternative strategic courses of action presented by management, it appeared that Petro-Canada's best alternative would be to pursue a business combination with a third party. The Petro-Canada Board reviewed the alternative strategic courses of action available to Petro-Canada and after extensive deliberation including a review of the report of the Independent Review Committee, instructed the Chair of the Petro-Canada Board and the President and Chief Executive Officer of Petro-Canada to respond to the approach made by Suncor and enter into discussions for the purpose of determining whether a business combination with Suncor would be possible.

        In late January 2009, the Chairs and Chief Executive Officers of Petro-Canada and Suncor continued preliminary discussions as to the financial and other parameters of a possible business combination transaction. The financial advisors of Petro-Canada and Suncor also met to review the financial parameters of such a business combination transaction.

        On February 4, 2009, Petro-Canada and Suncor entered into the Confidentiality Agreement pursuant to which they agreed to permit each other access to certain confidential information that would be relevant to a potential business combination, and the parties held a meeting regarding a possible business combination transaction. The management representatives reviewed the businesses of both companies and discussed the inherent value available from a potential combination of these businesses. Subsequent discussions were held by the Chairs and management of Petro-Canada and Suncor, with the support of their respective financial and legal advisors, in connection with the possible financial parameters and structure of a business combination. On March 9, 2009 representatives of Petro-Canada and Suncor reviewed the financial parameters and structure of a business combination of Petro-Canada and Suncor and concluded that there was sufficient common ground to continue the discussions.

        At a meeting of the Petro-Canada Board held on March 12, 2009, the directors received advice from RBC Dominion Securities and Deutsche Bank as to the merits and challenges associated with a possible business combination of Petro-Canada and Suncor, and Macleod Dixon further briefed the directors of Petro-Canada on their legal duties and responsibilities in evaluating such a transaction and in considering alternative strategic courses of action. After a thorough consideration of the pertinent issues, the Petro-Canada Board authorized management to pursue the negotiation of a business combination transaction pursuant to which Petro-Canada Shareholders would receive common shares in the combined corporation at a share exchange ratio that was within the range presented to the Petro-Canada Board at such meeting. Following the meeting, the Chairs of Petro-Canada and Suncor met and agreed to pursue negotiation of a potential transaction between the parties based on an indicative share exchange ratio, subject to confirmatory due diligence and agreement between the parties with respect to the terms of a definitive transaction agreement.

        On March 15, 2009, Petro-Canada and Suncor entered into an agreement to negotiate exclusively with each other for a period ending on April 15, 2009 regarding a possible transaction. The parties, together with their respective financial and legal advisors, continued negotiations of the terms of a possible transaction and the Arrangement Agreement. Over the next week, each of Petro-Canada and Suncor conducted a review of confidential non-public data of the other to the extent permitted under applicable Law and the terms of any confidentiality provisions with a view to negotiating the terms of a business combination. Each party's review included extensive due diligence of the other and its assets, including with respect to potential synergies, capital structure, operations, reserves, environmental, financial, accounting, tax, labour, pension, benefits, compensation and corporate matters. The parties also reviewed in depth the implications of the Petro-Canada Act and the preferred structure to deal with such implications. Each of Petro-Canada and Suncor met with members of management of the other and had access to the technical teams of the other during the course of its review.

        The Petro-Canada Board met again on March 22, 2009 to review and consider the specific transaction terms that had been negotiated, the merits to Petro-Canada of entering into such a transaction and the proposed Arrangement Agreement that resulted from the negotiations with Suncor. RBC Dominion Securities and Deutsche Bank provided their respective verbal opinions to the Petro-Canada Board that, as of the date of their respective opinions and subject to and based on customary assumptions, qualifications and limitations, the Petro-Canada Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Petro-Canada Shareholders. RBC Dominion Securities and Deutsche Bank subsequently delivered their written opinions dated March 22, 2009 addressed to the Petro-Canada Board which are contained in Appendices E-1 and E-2, respectively, to this Information Circular. Macleod Dixon presented to the Petro-Canada Board the material terms of the proposed Arrangement Agreement, advised the Petro-Canada Board on the resolution of the final matters under negotiation and their fiduciary duties and responsibilities with respect to the proposed transaction. Management presented a summary of the due diligence work that had been completed. The Petro-Canada Board reviewed the negotiation process with management, discussed the further changes to the Arrangement Agreement and the verbal fairness opinions of RBC Dominion Securities and Deutsche Bank. After the Petro-Canada Board considered, among other things, the review of alternative strategic courses of action that had been conducted, the terms of the Arrangement Agreement, the verbal fairness opinions of RBC Dominion Securities and Deutsche Bank and the impact of the proposed transaction on the various stakeholders of Petro-Canada, the Petro-Canada Board resolved to authorize Petro-Canada to enter into the Arrangement Agreement. Ten of the twelve directors voted in favour of such resolution and two of the twelve directors voted against such resolution. Following the meeting, Petro-Canada and Suncor signed the Arrangement Agreement. Petro-Canada and Suncor issued a joint press release announcing the Arrangement prior to the opening of the markets on Monday, March 23, 2009.

        On April 27, 2009, eleven of the twelve directors of the Petro-Canada Board met and considered the terms of the amended Plan of Arrangement (as reflected in Schedule 1.1(a) to the Arrangement Agreement, which is attached as Appendix C to this Information Circular), this Information Circular and various other matters relating to the proposed Arrangement and the Petro-Canada Shareholders' Meeting. In particular, at this meeting it was proposed that the Plan of Arrangement be amended to, among other things, include additional steps and transactions that are structured so that (a) Petro-Canada Shareholders who are individuals resident in Canada may be able to effect a realization of a capital gain (or a capital loss) for Canadian federal income tax purposes upon the proposed Arrangement being effected; and (b) any person, together with any associates of that person, who hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares immediately after the Effective Time shall be prohibited from exercising certain rights associated with any of the Amalco Shares that exceed such 20% threshold. At this meeting, the directors unanimously resolved to approve the amendments to the Plan of Arrangement, the contents of this Information Circular and the mailing of it to the Petro-Canada Shareholders and various other matters relating to the proposed Arrangement and the Petro-Canada Shareholders' Meeting.

Reasons for the Arrangement

        Following receipt of the advice and assistance of the financial advisors and legal counsel, the Petro-Canada Board carefully evaluated the terms of the proposed Arrangement, and ten of the twelve directors (with two directors voting against) at a meeting of Petro-Canada Board held on March 22, 2009: (a) determined that the Arrangement is fair to Petro-Canada Shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Petro-Canada; (c) approved the entering into of the Arrangement Agreement; and (d) resolved to recommend that Petro-Canada Shareholders vote in favour of the Arrangement. In reaching these determinations and approvals the Petro-Canada Board considered, among other things (including those matters described under "— Anticipated Benefits of the Arrangement"), the following factors and potential benefits and risks of the Arrangement:

  •
  the Arrangement is the preferred transaction available to Petro-Canada and the Petro-Canada Shareholders following an extensive and thorough review of alternative strategic courses of action conducted by Petro-Canada, which included advice from RBC Dominion Securities, Deutsche Bank and Macleod Dixon and extensive contacts and discussions with third parties;

  •
  the Petro-Canada Exchange Ratio represents an approximately 25% premium for the Petro-Canada Shares to the 30-day weighted-average trading price of such shares immediately prior to the announcement of the Arrangement;

  •
  Petro-Canada Shareholders will be able to continue to participate in the growth opportunities associated with Amalco, as the combined corporation is anticipated to be a larger, stronger and more efficient company;

  •
  RBC Dominion Securities and Deutsche Bank provided opinions, the full text of which can be found at Appendices E-1 and E-2 to this Information Circular, respectively, that, as of March 22, 2009 and subject to certain assumptions, qualifications and limitations, the Petro-Canada Exchange Ratio to be received by Petro-Canada Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Petro-Canada Shareholders. See "— Petro-Canada Fairness Opinions";

  •
  the exchange of Petro-Canada Shares for Amalco Shares will generally be tax-deferred for Petro-Canada Shareholders;

  •
  under the Arrangement Agreement, until the time that the Petro-Canada Arrangement Resolution is approved, the Petro-Canada Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

  •
  at least 66 2/3% of the votes cast by Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting are required to approve the Arrangement Resolution. Accordingly, Petro-Canada Shareholders are able to reject the Arrangement Resolution if they choose to do so;

  •
  the Petro-Canada Shareholders have the ability to exercise their Dissent Rights; and

  •
  the Arrangement requires approval by the Court.

        The information and factors described above and considered by the Petro-Canada Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Petro-Canada Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Petro-Canada Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Petro-Canada Board may have given different weight to different factors.

Anticipated Benefits of the Arrangement

        Suncor and Petro-Canada believe that the combination of the two companies will create a globally competitive integrated energy company with a balanced portfolio of high quality assets, a strong balance sheet and significant growth prospects. There is a risk that Suncor and Petro-Canada may not realize the anticipated benefits of the Arrangement. See "— Risk Factors Related to the Arrangement" below.

Premier Canadian Integrated Energy Company

        The combination of Suncor and Petro-Canada will create the fifth largest energy company in North America (based on the current combined market capitalization of Suncor and Petro-Canada) with a total market capitalization of approximately $46.7 billion (based on the combined market capitalization of Suncor and Petro-Canada at April 27, 2009). The combined company is expected to benefit from an integrated business model which will encompass a global leadership position in the oil sands industry, a strong Canadian downstream brand and an attractive portfolio of domestic and international conventional oil and natural gas assets.

Expanded Scale

        Suncor and Petro-Canada anticipate that the combined company will have a market presence and the available resources that will allow it to compete on a global scale. In addition to approximately 7.5 billion boe of proved plus probable reserves, the combined company will have an estimated contingent resource base of approximately 19 billion boe. See "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources" and "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco".

        Suncor and Petro-Canada expect that the combined company will benefit from the balance and stability provided by a larger portfolio of oil sands, downstream and conventional upstream projects and assets at various stages of development. They believe the increased scale of the combined company will better enable it to achieve growth and accelerate the development of larger projects through a range of commodity price cycles. Suncor and Petro-Canada also believe the combined company will have the size and technical capabilities to better manage the challenges associated with developing large-scale projects.

Balanced Portfolio of High Quality Assets

        The combined company will have an attractive combination of long-life and cash flow generating assets with developmental upside. Suncor and Petro-Canada believe that the combined company will have strong cash flow from current crude oil and natural gas production of approximately 683,000 boe per day (based on average daily production for the year ended December 31, 2008) and North American refining capacity of approximately 433,000 bbls per day. See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco". The combined company is expected to have a portfolio of assets that will provide strong growth potential as well as the ability to generate strong underlying cash flow through a range of commodity price cycles. The combined company will also be a leading branded gasoline retailer in Canada.

Enhanced Growth Prospects

        Suncor and Petro-Canada expect that the proposed combination will offer Suncor Shareholders and Petro-Canada Shareholders the benefit of the quantity and diversity of Suncor's and Petro-Canada's respective development projects. In addition, Suncor and Petro-Canada anticipate that the proposed combination will enable the combined company to accelerate certain development projects.

        The asset growth profiles of Suncor and Petro-Canada are complementary. Suncor brings near-term growth potential from phases 3 and 4 of its Firebag project, and medium-term and long-term growth potential from phases 5 and 6 of its Firebag project, its Voyageur Upgrader project and its Voyageur South mine expansion, subject to receiving required regulatory approvals. Petro-Canada brings near-term growth potential from the White Rose extensions, its Syria gas project and Libya development program, and medium-term and long-term growth potential from its Fort Hills project, MacKay River expansion project and Lewis and Meadow Creek in-situ leases. Suncor and Petro-Canada also anticipate that the combined company will have additional growth potential from its Canadian East Coast assets, downstream operations, renewable energy programs and international conventional assets.

        Suncor and Petro-Canada expect that the strong pro forma balance sheet and financial flexibility of the combined company, as described below, will facilitate further expansion and increase the efficiencies of developing their respective projects. Suncor and Petro-Canada expect the combined company to enhance the development of individual growth projects through improved control of project sequencing and capital allocation, as the projects with the highest potential to generate near-term cash flows, combined with the strongest expected return on capital, will get priority.

Significant Benefits from Synergies

        Suncor and Petro-Canada expect that the combined company will deliver significant cost savings through substantial operating synergies. Suncor and Petro-Canada expect the cost savings to come from optimizing business practices, improving logistics and realizing efficiencies in overlapping operations. In addition, Suncor and Petro-Canada expect the combined company to benefit from significant capital efficiencies through capital reallocation opportunities, including through improved project design and sequencing, the elimination of redundant spending and by targeting capital budgets to projects with the highest priorities. Equally important, but less quantifiable anticipated benefits include balancing of short/long commodity positions, application of project and operating experience to a broader pool of assets and improved use of infrastructure.

Experienced Leadership

        The leadership team of the combined entity will draw upon extensive strategic, operating and financial experience from both organizations with a continued focus on creating shareholder value.

Strong Financial Position

        Suncor and Petro-Canada believe that the combined company will have a strong credit profile, with pro forma debt-to-capitalization of approximately 30% and a debt-to-cash flow from operations ratio of approximately 1.3 times, providing significant financial flexibility. Suncor and Petro-Canada believe that this financial flexibility will position the combined company to succeed through various business and commodity cycles.

Recommendations of the Suncor Board

        After considering, among other things, the Suncor Fairness Opinions, the Suncor Board concluded that the Arrangement is in the best interests of Suncor and is fair to Suncor Shareholders and authorized the entry by Suncor into the Arrangement Agreement and all related agreements. The Suncor Board recommends that the Suncor Shareholders vote in favour of the Suncor Arrangement Resolution.

        In reaching its conclusions and formulating its recommendations, the Suncor Board considered a number of factors, including the Suncor Fairness Opinions, the expected benefits of the Arrangement and the risks associated with completing the Arrangement.

        The discussion of the information and factors considered and given weight by the Suncor Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Suncor Arrangement Resolution, the Suncor Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Petro-Canada Board

        After considering, among other things, the Petro-Canada Fairness Opinions, the Petro-Canada Board concluded that the Arrangement is in the best interests of Petro-Canada and is fair to Petro-Canada Shareholders and authorized the entry by Petro-Canada into the Arrangement Agreement and all related agreements. The Petro-Canada Board recommends that the Petro-Canada Shareholders vote in favour of the Petro-Canada Arrangement Resolution.

        In reaching its conclusions and formulating its recommendations, the Petro-Canada Board considered a number of factors, including the Petro-Canada Fairness Opinions, the expected benefits of the Arrangement and the risks associated with completing the Arrangement.

        The discussion of the information and factors considered and given weight by the Petro-Canada Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Petro-Canada Arrangement Resolution, the Petro-Canada Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Risk Factors Related to the Arrangement

        An investment in Amalco Shares as a result of the combination of Suncor and Petro-Canada is subject to certain risks. In addition to the risk factors described under the heading "Risk Factors" in the Suncor AIF and under the heading "Risk Management" in the Petro-Canada AIF which are specifically incorporated by reference into this Information Circular, and the risk factors described under "Part V — Information Concerning Suncor — Risk Factors" and "Part VI — Information Concerning Petro-Canada — Risk Factors" in this Information Circular, the following are additional and supplemental risk factors which Suncor Shareholders should carefully consider before making a decision regarding approving the Suncor Arrangement Resolution and which Petro-Canada

Shareholders should carefully consider before making a decision regarding approving the Petro-Canada Arrangement Resolution.

Suncor and Petro-Canada may not realize the anticipated benefits of the Arrangement

        Suncor and Petro-Canada are proposing to complete the Arrangement to strengthen the position of each entity in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, those set forth in the Information Circular under "— Anticipated Benefits of the Arrangement" above. Achieving the benefits of the Arrangement depends in part on the ability of the combined entity to effectively capitalize on its scale, scope and leadership position in the oil sands industry, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Suncor and Petro-Canada. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of Suncor's and Petro-Canada's existing businesses

        The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular under " — Anticipated Benefits of the Arrangement" above, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Amalco's ability to realize the anticipated growth opportunities and synergies from integrating Suncor's and Petro-Canada's businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of Amalco following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Amalco to achieve the anticipated benefits of the Arrangement.

Suncor and Petro-Canada may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

        Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain regulatory requirements or the receipt of all necessary regulatory and Suncor Shareholder and Petro-Canada Shareholder approvals. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Amalco or the trading price of the Amalco Shares, after completion of the Arrangement. Unless the failure to obtain required third party approvals or consents would have a Material Adverse Effect on either Suncor or Petro-Canada, or upon completion of the Arrangement, Amalco, the Parties will be required to complete the Arrangement notwithstanding the failure to receive such consents or approvals. See "— Other Regulatory Conditions or Approvals".

Amalco's business mix will be different than that of Suncor and Petro-Canada

        Suncor's business is principally focused on developing the Athabasca oil sands, with downstream refining, marketing and distribution operations primarily in Ontario and Colorado. A material portion of Suncor's historic upstream production, net earnings and cash flow from operations has been derived from its oil sands business. Petro-Canada's business involves operations in Canada (both inland and offshore) and internationally (including in the North Sea, Libya, Syria and Trinidad and Tobago) in the upstream sector (including oil sands and conventional oil and gas exploration, development, production and marketing in Canada and internationally) and the downstream sector (including refining, marketing and distribution in Canada). Amalco's business will entail a combination of these businesses, which will result in a different business mix than the current businesses of Suncor and Petro-Canada, respectively, and which may subject Amalco to different business risks than those which are currently applicable to Suncor and Petro-Canada as separate entities.

There are risks related to Petro-Canada's international activities

        A material portion of Petro-Canada's business is currently located outside of North America, with operations in the United Kingdom, Syria, Libya and Trinidad and Tobago. The Arrangement may give rise to certain actions being taken by foreign Governmental Entities in these nations or by other counterparties to contracts in respect of such operations, whereby such Governmental Entities or other counterparties could assert rights of expropriation, nationalization, renegotiation or nullification of existing concessions and contracts. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of Petro-Canada's current operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. Under the Arrangement Agreement the Parties have agreed to complete the Arrangement, notwithstanding the occurrence of any of the events listed above, unless such would result in a Material Adverse Change in respect of Suncor, Petro-Canada or, upon completion of the Arrangement, Amalco. The occurrence of any such events in respect of Petro-Canada's current operations in such foreign nations could, following completion of the Arrangement, have an adverse effect on Amalco's business and results of operations as currently contemplated and could adversely affect the ability of Amalco to achieve the anticipated benefits of the Arrangement.

        Further, following completion of the Arrangement, Amalco's international operations may be adversely affected by political or economic developments or social instability, which will not be within Amalco's control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a material adverse effect on Amalco's business and results of operations as currently contemplated.

Amalco may be unable to obtain the necessary levels of financing on acceptable terms, or at all, upon the expiration of the existing Petro-Canada and Suncor credit facilities

        Upon the expiration in 2013 of the existing Suncor credit facilities and the existing Petro-Canada credit facilities, Amalco may be unable to obtain a level of credit under new credit facilities on a basis equivalent to the borrowing base of the aggregate of such existing Suncor and Petro-Canada facilities on acceptable terms, or at all. If, upon such expirations, Amalco is unable to obtain a level of credit on acceptable terms necessary to fund its operations and capital programs, as currently contemplated, Amalco may not have other sufficient sources of financing which could result in the curtailment of such operations or capital programs. In addition, any new credit facilities that Amalco enters into, or alternative sources of financing that Amalco may obtain, may be on terms that are less favourable than the terms of the existing Suncor credit facilities and the existing Petro-Canada credit facilities, which could have a material adverse impact on Amalco's future financial position, capital projects and growth opportunities.

The amount of any dividends paid by Amalco will not be guaranteed

        Suncor and Petro-Canada currently pay regular quarterly cash dividends on the Suncor Shares and the Petro-Canada Shares, respectively, and it is currently anticipated that, following completion of the Arrangement, Amalco will pay regular quarterly dividends on the Amalco Shares. See "Part V — Information Concerning Suncor — Dividend History" and "Part VI — Information Concerning Petro-Canada — Dividend History". However, in the future such dividends may be discontinued or the amount of any such dividends paid may fluctuate. The declaration, amount and date of payment of any dividends by Amalco will be determined by the Board of Directors of Amalco from time to time and will be subject to, among other things, earnings, cash flows, financial requirements and other conditions prevailing at that time.

Following the Arrangement the trading price of the Amalco Shares may be volatile and ownership restrictions may depress the trading price of the Amalco Shares

        The trading price of the Suncor Shares and the Petro-Canada Shares have been and may continue to be subject to and, following completion of the Arrangement, the Amalco Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of the commodities that Suncor and Petro-Canada and, following completion of the Arrangement, Amalco, sell and purchase;

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  current events affecting the economic situation in Canada, the United States and internationally;

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  trends in the oil and gas industry;

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  regulatory and/or government actions;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  the economics of current and future projects of Suncor, Petro-Canada or, following completion of the Arrangement, Amalco;

  •
  quarterly variations in operating results;

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  the operating and share price performance of other companies, including those that investors may deem comparable;

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  the issuance of additional equity securities by Suncor, Petro-Canada or, following completion of the Arrangement, Amalco, as applicable, or the perception that such issuance may occur; and

  •
  purchases or sales of blocks of Suncor Shares, Petro-Canada Shares or, following completion of the Arrangement, Amalco Shares, as applicable.

        Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of Suncor Shares, Petro-Canada Shares and, following completion of the Arrangement, the Amalco Shares, regardless of the relative operating performance and could cause the market price of such shares to decline.

        Further, the Individual Share Constraint which will apply to the Amalco Shares pursuant to the Petro-Canada Act may make it more difficult for Amalco to be acquired by a third party, and therefore the likelihood of the market price of Amalco Shares reflecting a possible take-over premium is significantly diminished. See "— Details of the Arrangement — Share Capital of Amalco — Amalco Shares".

Following completion of the Arrangement, Amalco may issue additional equity securities

        Following completion of the Arrangement, Amalco may issue equity securities to finance its activities, including in order to finance acquisitions. If Amalco were to issue Amalco Shares, a holder of Amalco Shares may experience dilution in Amalco's cash flow or earnings per share. Moreover, as Amalco's intention to issue additional equity securities becomes publicly known, the Amalco Share price may be materially adversely affected.

Effect of the Arrangement

General

        Pursuant to the Arrangement, Suncor and Petro-Canada (together with certain of their Subsidiaries) will amalgamate and continue as one company named "Suncor Energy Inc." Immediately following completion of the Arrangement, former Petro-Canada Shareholders are anticipated to own approximately 40% of the combined company and former Suncor Shareholders are anticipated to own approximately 60% of the combined company.

Effect on Suncor Shareholders and Petro-Canada Shareholders

        Pursuant to the Arrangement, Suncor Shareholders will receive, for each Suncor Share held, one Amalco Share and Petro-Canada Shareholders will receive, for each Petro-Canada Share held, 1.28 Amalco Shares. After giving effect to the Arrangement, all Suncor Shareholders and Petro-Canada Shareholders will have exchanged their Suncor Shares and Petro-Canada Shares, respectively, for Amalco Shares. As a result of such exchanges pursuant to the Arrangement, the nature of a Suncor Shareholder's and Petro-Canada Shareholder's investment will change. See "— Risk Factors Related to the Arrangement".

        Subject to the qualifications set forth in the sections entitled "— Certain Canadian Federal Income Tax Considerations" and "— Certain United States Federal Income Tax Considerations", the exchange of Suncor Shares or Petro-Canada Shares for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Shareholders under Canadian or United States federal income tax laws. Eligible Shareholders, holding up to a maximum of 15% of the outstanding Suncor Shares and Petro-Canada Shares, respectively, may, however, elect to have the exchange of their Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement carried out in such a manner that may allow such Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes by making such election in the applicable Letter of Transmittal and Election Form on or before the Election Deadline. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement. See "— Certain Canadian Federal Income Tax Considerations", "— Certain United States Federal Income Tax Considerations" and "— Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders".

        If, as a result of the Arrangement, a Shareholder would receive a number of Amalco Shares that would result in a contravention of the Individual Share Constraint, Amalco shall take certain steps pursuant to the Plan of Arrangement, including not issuing shares to such Shareholder in excess of the Individual Share Constraint and selling or redeeming such excess Amalco Shares in accordance with the Plan of Arrangement, to ensure there is not a violation of the Individual Share Constraint. See "— Details of the Arrangement — Share Capital of Amalco — Restrictions in the Amalco Articles". This Information Circular does not address the Canadian or United States federal income tax considerations applicable to such a Shareholder pursuant to the Arrangement or upon the taking of such steps with respect to the excess Amalco Shares. The taking of such steps (by Amalco or otherwise) with respect to any excess Amalco Shares may have material tax consequences to such a Shareholder and any such Shareholder should consult its own tax advisor to determine the tax consequences to them of the Arrangement and the taking of such steps with respect to the excess Amalco Shares.

        See also "— Details of the Arrangement — Arrangement Steps" and "— Details of the Arrangement — Share Capital of Amalco" below.

Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan

        Pursuant to the terms of the Arrangement Agreement: (a) each Suncor Option will be exchanged, at the Effective Time, for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Suncor Exchange Ratio multiplied by the number of Suncor Shares subject to such Suncor Option with an exercise price per Amalco Share equal to the exercise price per Suncor Share subject to such Suncor Option immediately prior to the Effective Time divided by the Suncor Exchange Ratio. As the Suncor Exchange Ratio is 1.00 Amalco Shares for each Suncor Share, in effect, no adjustment will be made to the number of Suncor Shares underlying the Suncor Options or the exercise price of such Suncor Options; and (b) each Petro-Canada Option will be exchanged, at the Effective Time, for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Petro-Canada Exchange Ratio multiplied by the number of Petro-Canada Shares subject to such Petro-Canada Option with an exercise price per Amalco Share equal to the exercise price per Petro-Canada Share subject to such Petro-Canada Option immediately prior to the Effective Time divided by the Petro-Canada Exchange Ratio, rounded up to the nearest penny.

        Corresponding adjustments will also be made to awards outstanding under Suncor and Petro-Canada non-equity based compensation plans (for instance stock appreciation rights, performance stock units and deferred stock units). All other terms and conditions of such options and awards will be the same as existed prior to such exchange or adjustment, as adjusted to reflect the Arrangement. For greater certainty, Replacement

Options will not be granted pursuant to the Amalco Stock Option Plan, but rather will be existing Suncor Options and Petro-Canada Options as adjusted to take into account the effect of the Arrangement.

        For further information with respect to the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan and the other non-equity based compensation plans of Suncor and Petro-Canada, see Appendix H and Appendix I to this Information Circular, respectively.

        At the Meetings, the Suncor Shareholders and the Petro-Canada Shareholders will each be asked to consider and, if thought advisable, to pass an ordinary resolution to approve the adoption by Amalco of the Amalco Stock Option Plan, conditional on the Arrangement becoming effective. Provided that the adoption of the Amalco Stock Option Plan is approved by the Suncor Shareholders and the Petro-Canada Shareholders as required, Suncor and Petro-Canada do not intend to make further grants of options under the Suncor Option Plans and Petro-Canada Option Plan following completion of the Arrangement. For additional information on the Amalco Stock Option Plan and related matters and the forms of such ordinary resolutions, see "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Adoption of Amalco Stock Option Plan" and Appendix K, "Form of Amalco Stock Option Plan".

Change of Control Provisions

        The Arrangement will not result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to Suncor, Petro-Canada or their respective directors, officers and employees, including for the purposes of the Suncor Options, Petro-Canada Options or pursuant to the plans or agreements in respect thereof.

Details of the Arrangement

General

        The Arrangement will result in the amalgamation of Suncor and Petro-Canada (together with certain of their Subsidiaries) to form Amalco, pursuant to which all of the issued and outstanding Suncor Shares and Petro-Canada Shares (other than those held by Dissenting Shareholders) will be exchanged for Amalco Shares. In addition, the Suncor Shareholder Rights Plan shall terminate and cease to have any further force or effect at the Effective Time and all rights outstanding under the Shareholder Rights Plan shall be cancelled. For further information in respect of Amalco following the completion of the Arrangement, see "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement" and Appendix F, "Amalco Unaudited Pro Forma Consolidated Financial Statements".

Arrangement Steps

        The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act or formality. The Arrangement will result in the amalgamation of Suncor and Petro-Canada (together with certain of their Subsidiaries) under the CBCA and their continuation as Amalco, as a result of which former Suncor Shareholders and Petro- Canada Shareholders (other than Dissenting Shareholders) will hold Amalco Shares following completion of the Arrangement. In particular:

(a)
each Suncor Share, other than the Suncor Shares held by Dissenting Shareholders to which paragraph (c) below is applicable, will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Suncor Exchange Ratio, and the name of each such holder will be removed from the register of holders of Suncor Shares and added to the register of holders of Amalco Shares;

(b)
each Petro-Canada Share, other than the Petro-Canada Shares held by Dissenting Shareholders to which paragraph (d) below is applicable, will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Petro-Canada Exchange Ratio, and the name of each such holder will be removed from the register of holders of Petro-Canada Shares and added to the register of holders of Amalco Shares;

(c)
each Suncor Share held by a Dissenting Shareholder who has validly exercised their rights of dissent pursuant to the Plan of Arrangement in respect of such Suncor Share and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Suncor Share and the Dissenting Shareholder shall cease to have any rights as a Suncor Shareholder other than the right to be paid the fair value of such Suncor Share by Amalco in accordance with the Plan of Arrangement; and

(d)
each Petro-Canada Share held by a Dissenting Shareholder who has validly exercised their rights of dissent pursuant to the Plan of Arrangement in respect of such Petro-Canada Share and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Petro-Canada Share and the Dissenting Shareholder shall cease to have any rights as a Petro-Canada Shareholder other than the right to be paid the fair value of such Petro-Canada Share by Amalco in accordance with the Plan of Arrangement.

        The Plan of Arrangement also contemplates numerous intermediate steps in order to allow for the conversion of certain Shares held by Electing Shareholders to be carried out in such a manner that may allow such Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes. See "— Certain Canadian Federal Income Tax Considerations" and "— Procedure For Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders". In addition, the Plan of Arrangement contemplates other steps that would be implemented if, as a result of the Arrangement, a Shareholder would receive a number of Amalco Shares that would result in a contravention of the Individual Share Constraint, which steps include providing Amalco with the entitlement to sell or redeem Alamo Shares held by such Shareholder which are in excess of the Individual Share Constraint. See "— Effect on Suncor Shareholders and Petro-Canada Shareholders" and "— Details of the Arrangement — Share Capital of Amalco — Restrictions in the Amalco Articles".

        For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement which is attached as Schedule 1.1(a) to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

Share Capital of Amalco

        Following completion of the Arrangement the authorized capital of Amalco will consist of an unlimited number of Amalco Shares, an unlimited number of senior preferred shares (the "Senior Preferred Shares") and an unlimited number of junior preferred shares (the "Junior Preferred Shares"). Following completion of the Arrangement, based on the number of Suncor Shares and Petro-Canada Shares outstanding on April 27, 2009, there are expected to be approximately 1,557,453,616 Amalco Shares and no Senior Preferred Shares or Junior Preferred Shares issued and outstanding.

        The following is a summary of the material rights and restrictions attached to the Amalco Shares, Senior Preferred Shares and Junior Preferred Shares as contained in the Articles of Arrangement.

Amalco Shares

        Subject to the Individual Share Constraint described under "— Restrictions in the Amalco Articles" below, the holders of Amalco Shares will be entitled to one vote per share at all meetings of Amalco shareholders except separate meetings of the holders of another class or series of shares of Amalco. The Amalco Shares will be entitled to dividends, if and when declared by the Amalco Board, and to the distribution of the residual assets of Amalco in the event of the liquidation, dissolution or winding-up of Amalco. The Amalco Shares will be subject to the rights attaching to any outstanding Senior Preferred Shares and Junior Preferred Shares with respect to dividends and distribution of assets upon the liquidation, dissolution or winding-up of Amalco.

        The ownership restrictions which will apply to the Amalco Shares may make it more difficult for Amalco to be acquired by a third party, and therefore the likelihood of the market price of Amalco Shares reflecting a possible take-over premium may be significantly diminished. See "— Risk Factors Related to the Arrangement — Following the Arrangement the trading price of the Amalco Shares may be volatile and ownership restrictions may depress the trading price of the Amalco Shares".

Restrictions in the Amalco Articles

        As required by the Petro-Canada Act, the current articles of Petro-Canada impose restrictions on the number of Petro-Canada Shares that a shareholder may own, control or vote, and provide Petro-Canada and its directors with powers to enforce these restrictions, including the ability to suspend voting rights, forfeit dividends and compel the sale of Petro-Canada Shares. As the Petro-Canada Act will apply to Amalco following the completion of the Arrangement, the Articles of Arrangement of Amalco will contain similar provisions with respect to Amalco Shares. These provisions will apply to Amalco Shares until such time that the Petro-Canada Act (or the applicable provisions thereof) is repealed by the Government of Canada.

        The following is a summary of the provisions as currently proposed to be included in the Articles of Arrangement of Amalco. The full text of these restrictions is attached to the Plan of Arrangement set forth as Schedule 1.1(a) to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

  Ownership Restriction

        Pursuant to the Individual Share Constraint, no person, together with associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares of Amalco to which are attached more than 20% of the votes that may ordinarily be cast to elect directors of Amalco. This restriction does not apply to the Government of Canada. Pursuant to the Plan of Arrangement, the only shares of Amalco that may ordinarily be cast to elect directors of Amalco immediately following the Arrangement will be the Amalco Shares.

        A person is an associate of another person if:

(a)
one is a corporation of which the other is an officer or director;

(b)
one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(c)
one is a partnership of which the other is a partner;

(d)
one is a trust of which the other is a trustee;

(e)
both are corporations controlled by the same person;

(f)
both are members of a voting trust that relates to voting shares of Amalco;

(g)
both, in the reasonable opinion of the Amalco Board, are parties to an agreement or arrangement a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in Amalco or are otherwise acting in concert with respect to those interests; or

(h)
both are at the same time associates, within the meaning of any of (a) to (g) above, of the same person;

provided that:

(a)
if a person who would otherwise be an associate of another person submits to Amalco a statutory declaration stating that:

(i)
no voting shares of Amalco held or to be held by the declarant are or will be, to the declarant's knowledge, held in the right of, for the use or benefit of or under the control of, any other person of which the declarant would otherwise be an associate; and

(ii)
the declarant is not acting and will not act in concert with any such other person with respect to their interests, direct or indirect, in Amalco,

  the declarant and that other person are not associates so long as the Amalco Board is satisfied that the statements in the declaration are being complied with and that there are no other reasonable grounds for disregarding the declaration;

(b)
two corporations are not associates pursuant to (h) above by reason only that under (a) above each is an associate of the same individual; and

(c)
where the Amalco Board is of the reasonable opinion that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of (A) two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Amalco, and (B) 10,000 such votes, that person is not an associate of anyone else and no one else is an associate of that person.

  Enforcement

        The Board of Directors of Amalco will be entitled, at any time, to require holders of or subscribers for voting shares and certain other persons to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the Individual Share Constraint. Amalco will be precluded from accepting any subscription for, or issuing or registering a transfer of, any voting shares if a contravention of the Individual Share Constraint would result.

        The Board of Directors of Amalco will be entitled to determine whether contraventions of the Individual Share Constraint have occurred. If the Board of Directors of Amalco determines that a person, together with associates of that person, is in contravention of the Individual Share Constraint, Amalco will not accept a subscription for shares from or issue or register any transfer of voting shares to that person or any associate of that person. The contravening shareholder and each of its associates will not be able to exercise the voting rights attached to any of its voting shares and Amalco will not pay any dividends or make any other distributions with respect to those voting shares held in contravention of the Individual Share Constraint, or, if it is determined that the contravention was intentional (as determined by the Board of Directors of Amalco), with respect to any of the voting shares held by that shareholder and each of its associates, Amalco will also send to the contravening shareholder a notice requiring it to sell the shares held in contravention of the Individual Share Constraint within a specified period of not less than 45 days. Unless, within the time specified in that notice the contravening shareholder sells or otherwise disposes of the shares held in contravention or provides Amalco with satisfactory evidence that the shareholder is not in contravention of the restriction, Amalco will be entitled to suspend the voting and all other rights attached to the voting shares of the shareholder (other than the right to transfer those shares) and will be entitled to sell or redeem the shares held in contravention of the Individual Share Constraint. Any sale will be made through a stock exchange or, if the shares are not then listed, in such manner as the Board of Directors of Amalco may determine. Amalco will be entitled to redeem voting shares after a reasonable attempt has been made to sell the shares or after the directors have determined that a sale would have material adverse consequences to Amalco or the holders of its voting shares. The redemption price would be the average closing price of the voting shares over the previous ten trading days on which a board lot of voting shares has traded on the principal stock exchange on which the voting shares are listed or a price determined by the directors if the requisite trading of voting shares has not occurred. In the event of the sale or redemption of voting shares by Amalco, the contravening shareholder will be entitled to the net proceeds of the sale or redemption, without interest and less commission, tax or other costs of sale, upon the surrender of the relevant share certificate.

  Interpretation

        For the purposes of the foregoing restrictions and the restrictions outlined under "— Other Restrictions" below:

(a)
the restrictions do not apply with respect to shares held by underwriters solely for the purpose of distributing the shares to the public, or by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the shares solely as an intermediary in the payment of the funds or the delivery of securities or both;

(b)
"control" means control in any manner that results in control in fact and, without limiting the generality of the foregoing,

(i)
a body corporate is deemed to be controlled by a person if (A) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors are held, otherwise than by way of security only, by or for the benefit of that person, and (B) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate; and

  (ii)
  a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets thereof is held, other than by way of security only, by or for the benefit of that person;

(c)
"corporation" includes a body corporate, partnership and unincorporated organization;

(d)
"person" includes any individual, corporation, government, or agency thereof, trustee, executor, administrator and other legal representative; and

(e)
"voting share" means a share carrying a voting right under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such convertible security.

Senior Preferred Shares

        The Senior Preferred Shares will be issuable in series. The Senior Preferred Shares of each series will rank on a parity with the Senior Preferred Shares of every other series and will be entitled to a preference over the Junior Preferred Shares and the Amalco Shares and any other shares ranking junior to the Senior Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco. The Board of Directors of Amalco will be empowered to fix the number of shares and the rights to be attached to the Senior Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and to applicable law, the Senior Preferred Shares as a class will not be entitled to receive notice of or attend or vote at meetings of Amalco shareholders.

Junior Preferred Shares

        The Junior Preferred Shares will be issuable in series. The Junior Preferred Shares of each series will rank on a parity with the Junior Preferred Shares of every other series, rank junior to the Senior Preferred Shares, and will be entitled to a preference over the Amalco Shares and any other shares ranking junior to the Junior Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco. The Amalco Board will be empowered to fix the number of shares and the rights to be attached to the Junior Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and to applicable law, the Junior Preferred Shares as a class will not be entitled to receive notice of or attend or vote at meetings of Amalco shareholders.

Other Restrictions

        Petro-Canada's current articles, as required by the Petro-Canada Act, also include provisions: (i) requiring Petro-Canada to maintain its head office in Calgary, Alberta; (ii) prohibiting Petro-Canada from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one person or group of associated persons, or to non-residents, other than by way of security only in connection with the financing of Petro-Canada; and (iii) requiring Petro-Canada to ensure (and to adopt, from time to time, policies describing the manner in which Petro-Canada will fulfil the requirement to ensure) that any member of the public can, in either official language of Canada (English and French), communicate with and obtain available services from Petro-Canada's head office and any other facilities where Petro-Canada determines there is significant demand for communication with, and services from, that facility in that language. As required pursuant to the Petro-Canada Act, Amalco's articles will also contain substantially identical provisions following completion of the Arrangement.

Directors and Executive Officers of Amalco Following the Arrangement

        Following the Arrangement, Mr. Richard L. George, the current President and Chief Executive Officer of Suncor, will serve as President and Chief Executive Officer of Amalco, Mr. John T. Ferguson, the current Chairman of Suncor, will serve as Chairman of Amalco, and Mr. Ron A. Brenneman, the current President and Chief Executive Officer of Petro-Canada, will serve as Executive Vice-Chairman of Amalco. The proposed

Board of Directors of Amalco will consist of eight current members of the Suncor Board (including Messrs. George and Ferguson) and four current members of the Petro-Canada Board. Messrs. George and Brenneman will be joined on the executive team by a combination of the current executive officers of Suncor and Petro-Canada.

        See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Executive Officers of Amalco Upon Completion of the Arrangement", for a description of the municipality of residence for each of the proposed directors, together with their current positions with Suncor or Petro-Canada, as applicable, and the number of Suncor Shares and Petro-Canada Shares beneficially owned, or over which control or direction is exercised, by such persons. See also "— Interests of Certain Persons or Companies in the Arrangement" below.

Auditors of Amalco

        The Plan of Arrangement provides that PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, the current auditors of Suncor will be the initial auditors of Amalco following the completion of the Arrangement. PricewaterhouseCoopers LLP shall continue in office until the close of business of the first annual general meeting of the holders of Amalco Shares, and the Board of Directors of Amalco are authorized to fix the remuneration of the auditors.

The Arrangement Agreement

        The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Suncor and Petro-Canada and various conditions precedent, both mutual and with respect to each entity.

        The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

        Under the Arrangement Agreement, each of Suncor and Petro-Canada has agreed to certain non-solicitation covenants as follows:

(a)
Each Party will immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal in respect of such Party and will immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and will use all commercial efforts to ensure that such requests are honoured.

(b)
Neither Suncor nor Petro-Canada will, directly or indirectly, do or authorize or permit any of its Representatives to do any of the following:

(i)
solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder; or

(iv)
accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

  provided, however, that notwithstanding any other provision in the Arrangement Agreement, each of Suncor and Petro-Canada and its officers, directors and advisors may, prior to the approval of the Suncor Arrangement Resolution, in respect of Suncor's obligations, or the Petro-Canada Arrangement Resolution, in respect of Petro-Canada's obligations:

  (v)
  enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Suncor or Petro-Canada or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement entered into between the Parties (provided that such confidentiality agreement will provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

  A.
  the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of such Party to the transaction contemplated by the Arrangement Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receiving the advice of outside counsel, as reflected in the minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and

  B.
  prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party will (1) provide prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to such other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify the other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice will include a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other Party, and copies of all information provided to the third party), within 24 hours of the receipt thereof, and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's reasonable questions with respect thereto;

  (vi)
  comply with Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

  (vii)
  accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) immediately below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws, (B) such Party complies with its obligations set forth in paragraph (c) immediately below, and (C) such Party terminates the Arrangement Agreement in accordance with the provisions outlined in paragraph (f) under the heading "— Termination" below and concurrently pays the required amount(s) outlined under the heading "— Agreement as to Damages" below to the other Party.

(c)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal will give the other Party, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice will confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, will identify the third party making the Superior Proposal and will provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such 72 hour period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Party subject to such Superior Proposal will, and will cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal will not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and will not release the Party making the Acquisition Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that a Party provides the notice contemplated by this paragraph on a date which is less than five business days prior to the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting, as the case may be, the other Party will be entitled to (i) adjourn or postpone its shareholders' meeting and (ii) require the Party subject to the Superior Proposal to adjourn or postpone its shareholders' meeting, in each case to a date that is not more than ten business days after the date of such notice.

(d)
Nothing contained in the Arrangement Agreement shall prohibit the board of directors of any Party from withdrawing, modifying, qualifying or changing its recommendation to its shareholders in respect of the transactions contemplated by the Arrangement Agreement prior to the approval of the Arrangement by such shareholders, if the board of directors of such Party determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than 48 hours before the board of directors considers any proposal in respect of any such withdrawal, modification, qualification or change, such Party shall give the other Party written notice of such proposal and promptly advise the other Party of the proposed consideration of such proposal; and (ii) the foregoing shall not relieve a Party from its obligation to proceed to call and hold the applicable shareholders' meeting and to hold the vote on the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as the case may be, (provided that, except as required under applicable Laws, such Party shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement is terminated in accordance with the terms thereof.

(e)
Each Party will ensure that its Representatives are aware of the foregoing provisions of the Arrangement Agreement respecting non-solicitation covenants applicable to such Party. Each Party will be responsible for any breach of such provisions of the Arrangement Agreement by such Party's Representatives.

Agreement as to Damages

        Pursuant to the Arrangement Agreement, each of Suncor and Petro-Canada has agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the board of directors of one Party has withdrawn, modified, qualified or changed any of its recommendations or determinations in respect of the Arrangement, as outlined in the Arrangement Agreement, in a manner adverse to the other Party or will have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of the other Party prior to the earlier of ten days following such request or 72 hours prior to the applicable shareholders' meeting (unless the Party requesting such reconfirmation is then in material breach of its obligations under the Arrangement Agreement and such withdrawal, change or failure relates to such breach);

(b)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of either Party or any person will have publicly announced an intention to make a bona fide Acquisition Proposal in respect of a Party and, after such Acquisition Proposal will have been made known, made or announced, Suncor Shareholders (in the case of an Acquisition Proposal in respect of Suncor) or Petro-Canada Shareholders (in the case of an Acquisition Proposal in respect of Petro-Canada), as the case may be, do not approve the Arrangement or vote upon the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as the case may be, and such Acquisition Proposal or an amended version thereof relating to Suncor or Petro-Canada, as the case may be, is consummated or effected as applicable within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; and for the purpose of the foregoing, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" will be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" will be deemed to be references to "all or substantially all of the assets";

(c)
the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)
a Party is in breach of any of its covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to such Party or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and such Party fails to cure such breach within ten business days after receipt of written notice thereof from the other Party,

(each of the above being a "Damages Event") then, in the event of the termination of the Arrangement Agreement pursuant to the provisions set forth under the heading " — Termination" below as a result of such Damages Event, (i) if Suncor is the subject of any Damages Event, it will pay to Petro-Canada, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Petro-Canada and (ii) if Petro-Canada is the subject of any Damages Event, it will pay to Suncor, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Suncor, and after such Damages Event but prior to payment of such amount, the Party required to make such payment will be deemed to hold such funds in trust for the other Party, provided that in the case of a Damages Event pursuant to paragraph (c) above (if the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal), such payment shall be made by a Party to the other Party concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by such Party. Suncor will only be obligated to pay a maximum of $300 million pursuant to such provisions of the Arrangement Agreement and Petro-Canada will only be obligated to pay a maximum of $300 million pursuant to such provisions of the Arrangement Agreement.

        If the Arrangement Agreement: (i) is terminated by a Party because of a breach of a representation or warranty by the other Party that gives rise to a termination right, or (ii) if the Arrangement Agreement is terminated by a Party pursuant to paragraph (c) described under the heading " — Termination" below and at the time of such termination the other Party is in breach of its representations, warranties or covenants in the Arrangement Agreement, notwithstanding the availability of any cure period, the other Party shall pay such terminating Party an amount equal to $20 million as reimbursement for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if the terminating Party is in material breach of its obligations hereunder at the time of the termination of the Arrangement Agreement such amount will not be payable.

Liquidated Damages

        Each Party acknowledges that the payment amounts set out in the Arrangement Agreement in respect of a Damages Event, or in respect of fees, costs and expenses, are payments of liquidated damages which are a genuine pre-estimate of the damages which Suncor or Petro-Canada will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any such amounts is the sole monetary remedy of Suncor and Petro-Canada; provided, however, that this limitation will not apply in the event of fraud or wilful breach of the Arrangement Agreement by a Party.

Indemnification

        Suncor and Petro-Canada agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Suncor and Petro-Canada and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Suncor and Petro-Canada with respect to claims arising from facts or events which occurred prior to the Effective Date.

        Suncor and Petro-Canada also agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Suncor and Petro-Canada will survive the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Termination

        Suncor and Petro-Canada have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)
by mutual written consent of Suncor and Petro-Canada;

(b)
by either Suncor or Petro-Canada if the Suncor Arrangement Resolution or Petro-Canada Arrangement Resolution will have failed to receive the requisite vote of the appropriate shareholders for approval at the Suncor Shareholders' Meeting (including any adjournment or postponement thereof) or Petro-Canada Shareholders' Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)
by either Suncor or Petro-Canada if the Effective Time will not have occurred on or prior to March 31, 2010, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)
as provided for in the Arrangement Agreement, in the event of a breach of representation, warranty, covenant or condition by a Party after notice of such breach has been provided and the expiration of a ten-day cure period as described under the heading "— Notice and Cure Provisions" below; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions to consummate the transactions contemplated by the Arrangement Agreement, not to be satisfied;

(e)
by either Suncor or Petro-Canada upon the occurrence of a Damages Event in respect of the other Party; or

(f)
by either Suncor or Petro-Canada to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that such Party (i) has complied with its obligations described under the heading "— Mutual Covenants Regarding Non-Solicitation" above and (ii) concurrently pays the amount(s) required under the heading "— Agreement as to Damages" above.

        Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will become void and neither Party will have any liability or further obligation to the other Party thereunder, except with respect to: (a) certain indemnification obligations set forth in the Arrangement Agreement (including as described under the heading "— Indemnification" above), and (b) the payment of the fees outlined above under the heading " — Agreement as to Damages", where applicable. However, no Party shall be relieved from liability for any breach of any provision of the Arrangement Agreement and no termination of the Arrangement Agreement will affect the obligations of the Parties pursuant to the Confidentiality Agreement entered into between the Parties, except to the extent specified therein.

Conditions to the Arrangement

Mutual Conditions

        The respective obligations of the Parties to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order will have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)
the Suncor Arrangement Resolution will have been passed by the Suncor Shareholders in accordance with the Interim Order;

(c)
the Petro-Canada Arrangement Resolution will have been passed by the Petro-Canada Shareholders in accordance with the Interim Order;

(d)
the Final Order will have been granted in form and substance satisfactory to the Parties, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(e)
the Articles of Arrangement to be filed with the Director in accordance with the Arrangement Agreement will be in form and substance satisfactory to each of the Parties, acting reasonably;

(f)
either one or more of the following will have occurred:

(i)
the relevant waiting period in Section 123 of the Competition Act will have expired and there will be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act and there will be no other agreement with the Commissioner or between the Parties precluding completion of the Arrangement, unless such order or agreement is on terms and conditions acceptable to each of the Parties, acting reasonably;

(ii)
the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under Section 92 of the Competition Act precluding completion of the Arrangement contemplated by the Arrangement Agreement and any terms and conditions attached to any such letter will be acceptable to each Party, acting reasonably; or

(iii)
the Commissioner will have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by the Arrangement Agreement in form and substance acceptable to each Party, acting reasonably;

(g)
the applicable waiting period (and any extension thereof) under the HSR Act will have expired or been earlier terminated;

(h)
in addition to the requirements above in paragraphs (f) and (g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, will have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Amalco Shares issuable pursuant to the Arrangement and upon the exercise of the Replacement Options on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods will have expired or have been terminated and no unresolved material objection or opposition will have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco;

(i)
no act, action, suit, proceeding, objection or opposition will have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) will have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco; and

(j)
the long-term senior unsecured and unsubordinated debt of Amalco will have a prospective long-term issuer credit rating of "Baa3" or better by Moody's Investor Services, Inc. or "BBB-" or better by Standard & Poor's.

Suncor Conditions

        The obligation of Suncor to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by Petro-Canada in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada will have provided to Suncor a certificate of two senior officers of Petro-Canada certifying the foregoing on the Effective Date;

(b)
Petro-Canada will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada will have provided to Suncor a certificate of two senior officers of Petro-Canada certifying compliance with such covenants on the Effective Date;

(c)
no Material Adverse Change in respect of Petro-Canada will have occurred after the date of the Arrangement Agreement and prior to the Effective Date; and

(d)
holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would constitute not greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada Shares who have exercised rights of dissent), will have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

        The foregoing conditions are for the exclusive benefit of Suncor and may be asserted by Suncor regardless of the circumstances or may be waived in writing by Suncor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Suncor may have.

Petro-Canada Conditions

        The obligation of Petro-Canada to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by Suncor in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor will have provided to Petro-Canada a certificate of two senior officers of Suncor certifying the foregoing on the Effective Date;

(b)
Suncor will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor will have provided to Petro-Canada a certificate of two senior officers of Suncor certifying compliance with such covenants on the Effective Date; and

(c)
no Material Adverse Change in respect of Suncor will have occurred after the date of the Arrangement Agreement and prior to the Effective Date.

        The foregoing conditions are for the exclusive benefit of Petro-Canada and may be asserted by Petro-Canada regardless of the circumstances or may be waived by Petro-Canada in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petro-Canada may have.

Notice and Cure Provisions

        Pursuant to the Arrangement Agreement, Suncor and Petro-Canada are required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to: (a) cause any of the representations or warranties of either Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect on the date of the Arrangement Agreement or at the Effective Date; or (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

        If any of the conditions of the Arrangement as outlined in the Arrangement Agreement (as described above) will not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in paragraph (d) under the heading "— Termination" above; provided that neither Suncor nor Petro-Canada may elect to rescind and terminate the Arrangement Agreement pursuant to the conditions contained in the Arrangement Agreement (as described above) or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate the Arrangement Agreement until the expiration of a period of ten business days from the date of receipt of such notice. If such notice has been delivered prior to the date of the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting, Suncor or Petro-Canada, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

Procedure for the Arrangement Becoming Effective

        The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)
the Suncor Arrangement Resolution must be approved by the Suncor Shareholders at the Suncor Shareholders' Meeting either in person or by proxy in the manner required by the Interim Order;

(b)
the Petro-Canada Arrangement Resolution must be approved by the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting either in person or by proxy in the manner required by the Interim Order;

(c)
the Arrangement must be approved by the Court pursuant to the Final Order;

(d)
all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party; and

(e)
the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director.

Approval of Suncor Shareholders Required for the Arrangement

        Pursuant to the Interim Order, the number of votes required to pass the Suncor Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Suncor Shareholders, either in person or by proxy, at the Suncor Shareholders' Meeting. Notwithstanding the foregoing, the Suncor Arrangement Resolution authorizes the Suncor Board, without further notice to or approval of the Suncor Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Suncor Arrangement Resolution. See also "Part VII — General Proxy Matters — Suncor — Procedure and Votes Required".

Approval of Petro-Canada Shareholders Required for the Arrangement

        Pursuant to the Interim Order, the number of votes required to pass the Petro-Canada Arrangement Resolution shall not be less than 66 2/3% of the votes cast by Petro-Canada Shareholders, either in person or by proxy, at the Petro-Canada Shareholders' Meeting. Notwithstanding the foregoing, the Petro-Canada Arrangement Resolution authorizes the Petro-Canada Board, without further notice to or approval of the Petro-Canada Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Petro-Canada Arrangement Resolution. See also "Part VIII — General Proxy Matters — Petro-Canada — Procedure and Votes Required".

Court Approvals

Interim Order

        On April 29, 2009, the Court granted the Interim Order facilitating the calling of the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting and prescribing the conduct of the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

        The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Suncor Arrangement Resolution is approved by Suncor Shareholders at the Suncor Shareholders' Meeting in the manner required by the Interim Order and the Petro-Canada Arrangement Resolution is approved by the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting in the

manner required by the Interim Order, Suncor and Petro-Canada will make application to the Court for the Final Order.

        The application for the Final Order approving the Arrangement is scheduled for Friday, June 5, 2009 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. At the hearing, any Suncor Shareholder or Petro-Canada Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Suncor or Petro-Canada, as the case may be, on or before noon (Calgary time) on May 29, 2009, a notice of intention to appear indicating whether such shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Service of such notice shall be effected by service upon the solicitors for Suncor: Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8 Attention: A. Webster Macdonald Jr., Q.C., or the solicitors for Petro-Canada: Macleod Dixon LLP, Suite 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 Attention: John J. Marshall, Q.C. or Roger F. Smith. See "Notice of Joint Petition".

        The Amalco Shares to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, Suncor and Petro-Canada intend to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Amalco Shares to be issued pursuant to the Arrangement. Therefore, should the Court make a Final Order approving the Arrangement, Amalco Shares and any other securities to be issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

        Each of Suncor and Petro-Canada has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Suncor and Petro-Canada may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

        It is a mutual condition to completion of the Arrangement that the TSX and NYSE shall have conditionally approved the listing of the Amalco Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and NYSE. The TSX and NYSE have conditionally approved the listing of the Amalco Shares to be issued or to be made issuable pursuant to the Arrangement, subject to Suncor and Petro-Canada fulfilling the requirements of such exchanges.

        The Suncor Shares and Petro-Canada Shares will be delisted from the TSX and NYSE following the completion of the Arrangement.

Other Regulatory Conditions or Approvals

        In addition to the approval of Suncor Shareholders and Petro-Canada Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory conditions be satisfied or approvals be obtained. See "Part I — The Arrangement — The Arrangment Agreement — Conditions to the Arrangement — Mutual Conditions".

Competition Act Compliance

        Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act ("Notifiable Transactions") by the parties to the transaction.

        Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that she requires additional information that is relevant to the Commissioner's assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a "Supplementary Information Request"). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.

        Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an "ARC") or a "no-action" letter, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act.

        At any time before a "merger" (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under Subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under Subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in her opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

        Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

        The transactions contemplated by the Arrangement are a Notifiable Transaction and also constitute a "merger" for the purposes of the Competition Act. Suncor and Petro-Canada filed notifications pursuant to

Subsection 114(1) of the Competition Act with the Commissioner on March 27, 2009 and March 28, 2009, with an effective date of March 30, 2009. Suncor and Petro-Canada submitted a request for an ARC or "no-action" letter to the Commissioner on April 6, 2009 and the Parties have had meetings with the Competition Bureau to discuss the same. As expected, on April 29, 2009, the Commissioner issued a Supplementary Information Request in respect of the Arrangement to each of Suncor and Petro-Canada which has the effect of extending the statutory waiting period for completing the Arrangement, as described above. In addition, there can be no assurance that the Commissioner will not apply to the Competition Tribunal under Subsection 100(1) or Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, and if such application is made, there can be no assurance that the Competition Tribunal will not issue an order under Subsection 100(1) or Section 92 of the Competition Act.

HSR Act Compliance

        Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and the HSR Act's 30 calendar-day waiting period has expired or been earlier terminated. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

        Suncor and Petro-Canada filed the requisite Notification and Report Forms on April 3, 2009, and the FTC granted early termination of the waiting period on April 14, 2009. At any time before or after the Arrangement is completed, the DOJ, the FTC, or others (including states and private parties) could take an action under the antitrust laws, including seeking to prevent the merger, to rescind the merger, or to conditionally approve the merger upon the divestiture of assets of Suncor and Petro-Canada. There can be no assurance that a challenge to the transactions contemplated by the Arrangement Agreement on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

Canada Transportation Act

        Subsection 53.1(1) of the CTA provides that every person who is required to notify the Commissioner under subsection 114(1) of the Competition Act of a proposed transaction that involves a transportation undertaking shall, at the same time as the Commissioner is notified and, in any event, not later than the date by which the person is required to notify the Commissioner, give notice of the proposed transaction to the Transport Minister. Transactions that are subject to notification under the CTA cannot be completed until the requirements noted below have been satisfied. The transactions contemplated by the Arrangement Agreement also may be subject to notification under subsection 53.1(1) of the CTA.

        While Suncor and Petro-Canada are of the view that the CTA likely does not apply to the transactions contemplated by the Arrangement Agreement, as a precaution the Parties filed their notice under subsection 53.1(1) of the CTA to the Transport Minister on March 30, 2009. Under the CTA, the Transport Minister is required to inform the Parties within 42 days of the receipt of the Parties' notification whether, in the Transport Minister's opinion, the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation. At any time during or at the end of the 42 day period, the Transport Minister may notify the Parties that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation, in which case the consummation of the transactions would no longer be prohibited under the CTA. Alternatively, if the Transport Minister determines that the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation, the Parties cannot complete the transactions until they are approved by the Governor in Council. If this approval is required, the Transport Minister will direct the Canada Transportation Agency to examine the public interest issues and to report to the Transport Minister within 150 days (or within any longer period that the Transport Minister allows); within this same period, the Commissioner of Competition must report to the Transport Minister and the parties to the transaction on any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction. The Transport Minister will then make a recommendation to the Governor in Council as to whether to approve the proposed transaction. The Governor in Council has the authority to approve the transaction either conditionally or unconditionally.

        On April 24, 2009, the Transport Minister confirmed that the transaction does not raise public interest issues as it relates to national transportation, thus concluding the process under the CTA for the transactions contemplated by the Arrangement Agreement.

Suncor Fairness Opinions

CIBC Fairness Opinion

        Suncor retained CIBC World Markets as a financial advisor to Suncor in connection with the Arrangement. As part of this mandate, CIBC World Markets was requested to provide the Suncor Board with its opinion as to the fairness to Suncor Shareholders, from a financial point of view, of the Suncor Exchange Ratio. In connection with this mandate, CIBC World Markets has prepared the CIBC Fairness Opinion. The CIBC Fairness Opinion states that, on the basis of the particular assumptions, explanations and limitations set forth therein, CIBC World Markets is of the opinion that, as of March 22, 2009, the Suncor Exchange Ratio is fair, from a financial point of view, to the Suncor Shareholders. The CIBC Fairness Opinion is subject to the assumptions, explanations and limitations contained therein and should be read in its entirety. See Appendix D-1, "CIBC Fairness Opinion".

        The Suncor Board concurs with the views of CIBC World Markets as set forth in the CIBC Fairness Opinion. The views of CIBC World Markets were an important consideration in the Suncor Board's decision to proceed with the Arrangement.

Morgan Stanley Fairness Opinion

        Suncor also retained Morgan Stanley as a financial advisor to Suncor in connection with the Arrangement. As part of this mandate, Morgan Stanley was requested to provide the Suncor Board with its opinion as to the fairness to Suncor Shareholders, from a financial point of view, of the Suncor Exchange Ratio. In connection with this mandate, Morgan Stanley has prepared the Morgan Stanley Fairness Opinion. The Morgan Stanley Fairness Opinion states that Morgan Stanley is of the opinion that, as of March 22, 2009, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the Suncor Exchange Ratio pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Suncor Shareholders. The Morgan Stanley Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety. See Appendix D-2, "Morgan Stanley Fairness Opinion".

        The Suncor Board concurs with the views of Morgan Stanley as set forth in the Morgan Stanley Fairness Opinion. The views of Morgan Stanley were an important consideration in the Suncor Board's decision to proceed with the Arrangement.

Petro-Canada Fairness Opinions

RBC Fairness Opinion

        Petro-Canada retained RBC Dominion Securities as financial advisor to Petro-Canada in connection with the Arrangement. As part of this mandate, RBC Dominion Securities was requested to provide the Petro-Canada Board with its opinion as to the fairness to Petro-Canada Shareholders, from a financial point of view, of the Petro-Canada Exchange Ratio. In connection with this mandate, RBC Dominion Securities has prepared the RBC Fairness Opinion. The RBC Fairness Opinion states that, based on the assumptions, limitations and qualifications set forth therein, RBC Dominion Securities is of the opinion that, as of March 22, 2009, the Petro-Canada Exchange Ratio is fair, from a financial point of view, to the Petro-Canada Shareholders. The RBC Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See Appendix E-1, "RBC Fairness Opinion".

        The Petro-Canada Board concurs with the views of RBC Dominion Securities as set forth in the RBC Fairness Opinion. The views of RBC Dominion Securities were one of the important considerations in the Petro-Canada Board's decision to proceed with the Arrangement.

Deutsche Bank Fairness Opinion

        Petro-Canada also retained Deutsche Bank as financial advisor to Petro-Canada in connection with the Arrangement. As part of this mandate, Deutsche Bank was requested to provide the Petro-Canada Board with its opinion as to the fairness to Petro-Canada Shareholders, from a financial point of view, of the Petro-Canada Exchange Ratio. In connection with this mandate, Deutsche Bank has prepared the Deutsche Bank Fairness Opinion. The Deutsche Bank Fairness Opinion states that, based on the assumptions, limitations and qualifications set forth therein, Deutsche Bank is of the opinion as investment bankers that, as of March 22, 2009, the Petro-Canada Exchange Ratio is fair, from a financial point of view, to the Petro-Canada Shareholders (other than holders of Petro-Canada Shares in respect of which Dissent Rights have been validly exercised). The Deutsche Bank Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See Appendix E-2, "Deutsche Bank Fairness Opinion".

        The Petro-Canada Board concurs with the views of Deutsche Bank as set forth in the Deutsche Bank Fairness Opinion. The views of Deutsche Bank were one of the important considerations in the Petro-Canada Board's decision to proceed with the Arrangement.

Timing

        If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Suncor and Petro-Canada will apply for the Final Order approving the Arrangement on Friday, June 5, 2009. If the Final Order is obtained in a form and substance satisfactory to Suncor and Petro-Canada, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, Suncor and Petro-Canada expect the Effective Date to occur in the third quarter of 2009, following the receipt of all requisite regulatory approvals and consents. It is not possible at this time, however, to state with certainty when the Effective Date will occur.

        The Arrangement will become effective as of the Effective Time and on the Effective Date, which is expected to be the date of the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

        The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner.

Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders

        In order to receive Amalco Shares on the completion of the Arrangement, Registered Holders of Suncor Shares and Petro-Canada Shares must deposit with the Depositary (at one of the addresses which will be specified on the last page of the applicable Letter of Transmittal and Election Form) the applicable validly completed and duly signed Letter of Transmittal and Election Form together with the certificates representing the Registered Holder's Suncor Shares or Petro-Canada Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

        Eligible Shareholders electing to have the exchange of their Shares for Amalco Shares carried out in such a manner that may allow such Shareholders to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by making such election in the applicable Letter of Transmittal and Election Form on or before the Election Deadline which will be specified in the applicable Letter of Transmittal and Election Form. To the extent that such elections are made in respect of greater than 15% of the Suncor Shares or Petro-Canada Shares, the number of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which such elections were made will be prorated among all Suncor Electing Shareholders or Petro-Canada Electing Shareholders, as applicable, such that the aggregate number of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which such elections are permitted to be made is equal to 15% of the outstanding Suncor Shares or Petro-Canada Shares, as applicable, and the remainder of such Shares shall be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. To the extent that any such proration is required, Amalco will issue a news release following the Effective Time of the Arrangement as to the proportion of Suncor Shares or Petro-Canada Shares in respect of which such elections were not accepted in accordance with the Arrangement. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement. See " — Certain Canadian Federal Income Tax Considerations".

        Suncor Shares and Petro-Canada Shares held by Eligible Shareholders who do not deposit with the Depositary the applicable Letter of Transmittal and Election Form with the appropriate election made on or before the Election Deadline or do not otherwise comply with the requirements of the applicable Letter of Transmittal and Election Form and the instructions therein will be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. Beneficial Shareholders (i.e.,  Shareholders who hold their Shares through a broker, financial institution or other nominee) who are eligible to and want to have their exchange of Shares for Amalco Shares carried out in such a manner as may allow such Shareholders to realize capital gains or capital losses for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Shares are held to make the necessary arrangements.

        Suncor and Petro-Canada currently anticipate that the Arrangement will be completed in the third quarter of 2009. Once there is more certainty as to when the Arrangement will be completed, registered Shareholders will be provided with the applicable Letter of Transmittal and Election Form. At such time, the Suncor Letter of Transmittal and Election Form and the Petro-Canada Letter of Transmittal and Election Form will be available on Suncor's website at www.suncor.com, on Petro-Canada's website at www.petro-canada.ca and on the merger transition website of Suncor and Petro-Canada at www.suncorpetro-canada.ca. The Letters of Transmittal and Election Form will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional copies of the Letters of Transmittal and Election Forms will also be available by contacting the proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free at 1-866-851-2638 or using the other contact details listed on the back page of this Information Circular.

        Shareholders whose Suncor Shares or Petro-Canada Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Suncor Shares or Petro-Canada Shares.

        The use of the mail to transmit certificates representing Suncor Shares or Petro-Canada Shares and the applicable Letter of Transmittal and Election Form will be at the risk of the Registered Holders of such Shares. Suncor and Petro-Canada recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

        Except as otherwise provided in the instructions in the applicable Letter of Transmittal and Election Form, all signatures on: (i) the Letters of Transmittal and Election Forms; and (ii) certificates representing Shares must be guaranteed by an Eligible Institution.

        From and after the Effective Time, certificates representing Suncor Shares or Petro-Canada Shares that were exchanged pursuant to the Plan of Arrangement shall represent only the right to receive the Amalco Shares which the Registered Holders of such Suncor Shares or Petro-Canada Shares are entitled under the Arrangement. All dividends or other payments made with respect to any Amalco Shares for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the Registered Holder of Suncor Shares or Petro-Canada Shares to which such unissued certificate relates. The Depositary shall pay and deliver to any such Registered Holder of Suncor Shares or Petro-Canada Shares, as soon as reasonably practicable after delivery of the applicable share certificate is made to the Depositary, such dividends or other payments to which such Registered Holder of Suncor Shares or Petro-Canada Shares is entitled, net of applicable withholding and other taxes.

        Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Suncor Shares or Petro-Canada Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Registered Holder of such Shares to receive Amalco Shares (and any dividend or other distributions thereon). In such case, such Amalco Shares (together with all dividends or other distributions thereon) shall be returned to Amalco and such Amalco Shares shall be cancelled.

Treatment of Fractional Amalco Shares

        No certificates representing fractional Amalco Shares shall be issued to Petro-Canada Shareholders under the Arrangement. In lieu of any fractional Amalco Share, each Registered Holder of Petro-Canada Shares otherwise entitled to a fractional interest in an Amalco Share shall receive the nearest whole number of Amalco Shares (with any fractions equal to exactly 0.5 being rounded up).

Return of Suncor Shares and Petro-Canada Shares

        If the Arrangement is not completed, any deposited Suncor Shares or Petro-Canada Shares will be returned to the depositing Suncor Shareholder or Petro-Canada Shareholder at Suncor's or Petro-Canada's expense, as applicable, upon written notice to the Depositary from Suncor or Petro-Canada, as applicable, by returning the deposited Suncor Shares or Petro-Canada Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Suncor Shareholder or Petro-Canada Shareholder in the applicable Letter of Transmittal and Election Form or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Suncor's or Petro-Canada's transfer agent, as applicable.

Mail Service Interruption

        Notwithstanding the provisions of the Information Circular, Letters of Transmittal and Election Forms, Arrangement Agreement or Plan of Arrangement, certificates representing Amalco Shares, and certificates representing Suncor Shares or Petro-Canada Shares to be returned if applicable, will not be mailed if Suncor and Petro-Canada determine that delivery thereof by mail may be delayed.

        Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Suncor Shares or Petro-Canada Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as Suncor and Petro-Canada have determined that delivery by mail will no longer be delayed.

        Notwithstanding the foregoing section, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Suncor Shares or Petro-Canada Shares were deposited.

Lost Certificates

        If any certificate which immediately prior to the Effective Time represented an interest in outstanding Suncor Shares or Petro-Canada Shares that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit to Suncor or Petro-Canada, as applicable, and their respective transfer agent of that fact by the person claiming such certificate to have been lost, stolen or destroyed and the provision of a letter describing the loss addressed to the applicable transfer agent and the applicable Letter of Transmittal and Election Form completed as fully as possible, the Depositary will issue and deliver, in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Suncor or Petro-Canada, as applicable, and their respective transfer agent, which bond is in form and substance satisfactory to each of Suncor or Petro-Canada, as applicable, and their respective transfer agent, or shall otherwise indemnify Suncor or Petro-Canada, as applicable, and their respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Right to Dissent

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Holders with Dissent Rights in respect of the Suncor Arrangement

Resolution and the Petro-Canada Arrangement Resolution, as applicable, pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Holder who dissents from the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by Amalco the fair value of the Suncor Shares or Petro-Canada Shares, as applicable, held by such Dissenting Shareholder determined as of the close of business on the day before the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as applicable, is adopted. Shareholders are cautioned that fair value could be determined to be less than the value of the consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such shareholder exchanged his or her Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

        The following is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix G to this Information Circular. It is recommended that any Registered Holder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

        Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. One consequence of this provision is that only a Registered Holder may exercise the Dissent Rights in respect of Suncor Shares or Petro-Canada Shares that are registered in that Shareholder's name.

        In many cases, Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares; or (ii) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise its Dissent Rights directly (unless the Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder's behalf (which, if the Shares are registered in the name of CDS or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly. In addition, pursuant to the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder's Shares but may dissent only with respect to all Shares held by such Dissenting Shareholder.

        The Dissent Procedures require that a Registered Holder of Suncor Shares who wishes to dissent must send a written notice of objection to the Suncor Arrangement Resolution to Suncor (i) c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8 (Attention: A. Webster Macdonald Jr., Q.C.) or (ii) by facsimile transmission to c/o Blake, Cassels & Graydon LLP, Facsimile: (403) 260-9700 (Attention: A. Webster Macdonald Jr., Q.C.), in either case, to be received by no later than 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Suncor Shareholders' Meeting, by no later than 5:00 p.m. (Calgary time) on the second Business Day immediately preceding the day of the adjourned or postponed Suncor Shareholders' Meeting, and must otherwise strictly comply with the Dissent Procedures described in this Information Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Suncor Shareholders' Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right.

        The Dissent Procedures require that a Registered Holder of Petro-Canada Shares who wishes to dissent must send a written notice of objection to the Petro-Canada Arrangement Resolution to Petro-Canada

(i) c/o Macleod Dixon LLP, Suite 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 (Attention: John J. Marshall, Q.C. or Roger F. Smith) or (ii) by facsimile transmission to c/o Macleod Dixon LLP, Facsimile: (403) 264-5973 (Attention: John J. Marshall, Q.C. or Roger F. Smith), in either case, to be received by no later than 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of any adjournment or postponement of the Petro-Canada Shareholders' Meeting, by no later than 5:00 p.m. (Calgary time) on the second Business Day immediately preceding the day of the adjourned or postponed Petro-Canada Shareholders' Meeting, and must otherwise strictly comply with the Dissent Procedures described in this Information Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Petro-Canada Shareholders' Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right.

        The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Suncor Shareholders' Meeting or Petro-Canada Shareholders' Meeting, as the case may be. However, the CBCA provides, in effect, that a Registered Holder who has submitted a Dissent Notice and who votes in favour of the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as applicable, will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, being either the Suncor Shares or the Petro-Canada Shares. The CBCA does not provide, and Suncor and Petro-Canada will not assume, that a proxy submitted instructing the proxyholder to vote against the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, or an abstention from voting, constitutes a Dissent Notice, but a Registered Holder is not required to vote its Shares against the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares in favour of the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as the case may be, and thereby causing the Registered Holder to forfeit its Dissent Rights. See "Part VII — General Proxy Matters — Suncor" and "Part VIII — General Proxy Matters — Petro-Canada".

        Each of Suncor and Petro-Canada (or their successors) is required within ten days after the Shareholders adopt the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, respectively, to notify each Dissenting Shareholder that the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, respectively, has been adopted. Such notice is not required to be sent to any Shareholder who voted in favour of the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution, as applicable, or who has withdrawn his or her Dissent Notice.

        A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Suncor Arrangement Resolution or the Petro-Canada Arrangement Resolution has been adopted, send to Suncor or Petro-Canada, as applicable, a Demand for Payment. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Suncor or Petro-Canada, as applicable, certificates representing the Dissenting Shares. Suncor or Petro-Canada or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under Section 190 of the CBCA.

        Under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by Amalco as determined pursuant to the Interim Order, unless: (i) the Dissenting Shareholder withdraws its Dissent Notice before Amalco makes an Offer to Pay; or (ii) Amalco fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated.

        Pursuant to the Plan of Arrangement, in no case shall Amalco or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and the names of such Shareholders shall be deleted from the list of Registered Holders at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to Amalco at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

        Amalco is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by Amalco to be the fair value of the Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for shares of the same class must be on the same terms. Amalco must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Amalco does not receive an acceptance within 30 days after the Offer to Pay has been made.

        If Amalco fails to make an Offer to Pay for a Dissenting Shareholder's Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Amalco may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If Amalco fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Amalco or a Dissenting Shareholder must be made to a court in Alberta or a court having jurisdiction in the place where the Dissenting Shareholder resides if Amalco carries on business in that province.

        Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against Amalco in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order or any other interim order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares. Furthermore, Shareholders who are considering Dissent Rights should be aware of the consequences under Canadian and United States federal income tax laws of exercising Dissent Rights in respect of the Arrangement. See "— Certain Canadian Federal Income Tax Considerations" and "— Certain United States Federal Income Tax Considerations".

        The Arrangement Agreement provides that, unless otherwise waived by Suncor, it is a condition to the completion of the Arrangement for the benefit of Suncor that holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would not constitute greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the number of outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada

Shares who have exercised Dissent Rights), shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. See "— The Arrangement Agreement — Conditions to the Arrangement" above.

Interests of Certain Persons or Companies in the Arrangement

Share Ownership

        As of April 10, 2009, the directors and executive officers of Suncor and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 854,603 Suncor Shares, representing approximately 0.09% of the outstanding Suncor Shares, and an aggregate of 7,874,074 Suncor Options pursuant to the Suncor Stock Option Plans. As of April 10, 2009, the directors and executive officers of Suncor and their associates, as a group, also beneficially owned, directly or indirectly, or exercised control or direction over, approximately 1,509 Petro-Canada Shares, representing approximately 0.0003% of the outstanding Petro-Canada Shares. For more information with respect to the holdings of Suncor Shares by the directors and certain executive officers of Suncor and the currently proposed directors and executive officers of Amalco, see Appendix H to this Information Circular and "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Executive Officers of Amalco Upon Completion of the Arrangement", respectively.

        As of April 10, 2009, the directors and executive officers of Petro-Canada and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 397,074 Petro-Canada Shares, representing approximately 0.08% of the Petro-Canada Shares outstanding on April 10, 2009, and an aggregate of 6,833,500 Petro-Canada Options pursuant to the Petro-Canada Stock Option Plan. As of April 10, 2009, the directors and executive officers of Petro-Canada and their associates, as a group, also beneficially owned, directly or indirectly, or exercised control or direction over, approximately 7,422 Suncor Shares, representing approximately 0.001% of the outstanding Suncor Shares. For more information with respect to the holdings of Petro-Canada Shares by the directors and certain executive officers of Petro-Canada and the currently proposed directors and executive officers of Amalco, see Appendix I to this Information Circular and "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Executive Officers of Amalco Upon Completion of the Arrangement", respectively.

        Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and executive officers of Amalco and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 931,161 Amalco Shares representing approximately 0.06% of the Amalco Shares which are expected to be outstanding upon completion of the Arrangement. See "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Executive Officers of Amalco Upon Completion of the Arrangement".

        Suncor Options, Petro-Canada Options and awards under Suncor and Petro-Canada non-equity based compensation plans will be adjusted based on the Suncor Exchange Ratio and the Petro-Canada Exchange Ratio, as applicable, to reflect the effect of the Arrangement on such awards. See "— Effect of the Arrangement — Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan". Following completion of the Arrangement, the directors, officers and other employees of Suncor and Petro-Canada who will continue to hold office with or be employed by Amalco may be granted options to acquire Amalco Shares under the Amalco Stock Option Plan (provided such plan is approved by Suncor Shareholders and Petro-Canada Shareholders at the Meetings as described under "Part II — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Adoption of Amalco Stock Option Plan") or other option and incentive plans adopted by Amalco from time to time.

No Change of Control Payments

        The Arrangement will not result in a "change of control" or any other form of accelerated payment or vesting for the purposes of any other employment or consulting services agreement, or any incentive, bonus or similar plan applicable to Suncor, Petro-Canada or their respective directors, officers and employees, including for the purposes of the Suncor Options, Petro-Canada Options or pursuant to the plans or agreements in respect thereof. See "— Effect of the Arrangement — Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan".

Other Interests

        Three officers of Petro-Canada at the vice-president job level may receive a payment in recognition of such officers' contributions, skills and leadership capabilities and services to be provided to facilitate the transition and integration of Suncor and Petro-Canada, in an aggregate amount of approximately $209,000 payable upon completion of the Arrangement. No members of Petro-Canada's executive leadership team will receive any retention payments. In addition, each of Bryan P. Davies, Brian A. Felesky and M. Ann McCaig, being current directors of Suncor, and Hans Brenninkmeyer, Claude Fontaine, Thomas E. Kierans, Paul D. Melnuk, Guylaine Saucier and Daniel L. Valot, being current directors of Petro-Canada, who are not proposed to be appointed as directors of Amalco, will, following completion of the Arrangement, enter into consulting arrangements with Amalco under which they will agree to provide transitional advisory services for a period of four months following the completion of the Arrangement. As compensation for such services, each such former director of Suncor or Petro-Canada will be entitled to receive $10,000 per month, for an aggregate of $40,000 per director.

        None of the principal holders of Suncor Shares or Petro-Canada Shares or any director or officer of Suncor or Petro-Canada, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Suncor, Petro-Canada, Amalco or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.

        Suncor has retained CIBC World Markets as financial advisor to Suncor with respect to the Arrangement and CIBC World Markets has provided the CIBC Fairness Opinion to the Suncor Board. CIBC World Markets has received or will receive fees from Suncor for services rendered. Suncor has also retained Morgan Stanley as financial advisor to Suncor with respect to the Arrangement and Morgan Stanley has provided the Morgan Stanley Fairness Opinion to the Suncor Board. Morgan Stanley has received or will receive fees from Suncor for services rendered. Petro-Canada has retained RBC Dominion Securities as financial advisor to Petro- Canada with respect to the Arrangement and RBC Dominion Securities has provided the RBC Fairness Opinion to the Petro-Canada Board. RBC Dominion Securities has received or will receive fees from Petro-Canada for services rendered. Petro-Canada has also retained Deutsche Bank as financial advisor to Petro-Canada with respect to the Arrangement and Deutsche Bank has provided the Deutsche Bank Fairness Opinion to the Petro-Canada Board. Deutsche Bank has received or will receive fees from Petro-Canada for services rendered.

        Mr. John T. Ferguson, the Chairman of the Suncor Board, is a director of Royal Bank of Canada, which is the parent company of RBC Dominion Securities, a financial advisor to Petro-Canada. Mr. Ferguson abstained with respect to the approval of the Arrangement and related matters on behalf of Suncor.

Expenses of the Arrangement

        The estimated costs to be incurred by Suncor and Petro-Canada with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately $170 million.

Securities Law Matters

Canada

        The Amalco Shares to be issued under the Arrangement to Suncor Shareholders and Petro-Canada Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian Securities Laws and, following completion of the Arrangement, the Amalco Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

        The Ontario and Quebec securities commissions have adopted Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"), which governs transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

        The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. In assessing whether the Arrangement could be considered a "business combination" for the purposes of MI 61-101, Suncor and Petro-Canada each reviewed benefits and payments that related parties of Suncor and Petro-Canada, respectively, are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a "collateral benefit". For these purposes, the only related parties of either Suncor or Petro-Canada that are entitled to a benefit, directly or indirectly, as a consequence of the Arrangement are certain senior officers of Petro-Canada and certain directors of Suncor and Petro-Canada, respectively. Certain officers of Petro-Canada at the vice-president job level may receive payments in recognition of such officers' contributions, skills and leadership capabilities and services to be provided to facilitate the transition and integration of Suncor and Petro-Canada and the current directors of Suncor and Petro-Canada who will not be appointed as directors of Amalco will enter into consulting agreements with Amalco to provide transitional advisory services to Amalco for a period of four months following completion of the Arrangement. See "— Interests of Certain Persons or Companies in the Arrangement" above. Additionally, Suncor Options and Petro-Canada Options will be exchanged for Replacement Options, with the number of Replacement Options and the exercise price therefor determined on the basis of the relative share exchange ratios under the Arrangement. Corresponding adjustments will also be made to awards outstanding under Suncor and Petro-Canada non-equity based compensation plans. See "— Effect of the Arrangement — Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan". None of these benefits or payments is a "collateral benefit" for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for the Suncor Shares or Petro-Canada Shares, as the case may be; (ii) the benefit is not conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit have been discussed in this Information Circular, and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Suncor Shares or Petro-Canada Shares, respectively, at the date on which the proposed Arrangement was agreed to.

        To the knowledge of Suncor and Petro-Canada, there have been no prior valuations of Suncor or Petro-Canada, the Suncor Shares or the Petro-Canada Shares, or the material assets of Suncor or Petro-Canada in the 24 months prior to the date of this Information Circular.

Judicial Developments

        The Plan of Arrangement will be implemented pursuant to Section 192 of the CBCA, which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the CBCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the CBCA, such an application will be made by Suncor and Petro-Canada for approval of the Arrangement. See "— Court Approvals — Final Order" above. Although there have been a number of judicial decisions considering this section of the CBCA and applications to various arrangements, there have not been, to the knowledge of Suncor or Petro-Canada, any recent significant decisions which would apply in this instance. Suncor Shareholders and Petro-Canada Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

        The Amalco Shares to be issued under the Arrangement to Suncor Shareholders and Petro-Canada Shareholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on April 29, 2009 and, subject to the approval of the Arrangement by Suncor

Shareholders and Petro-Canada Shareholders, a hearing on the Arrangement will be held on Friday, June 5, 2009 by the Court. See "— Court Approvals — Final Order" above.

        The Amalco Shares to be held by Suncor Shareholders and Petro-Canada Shareholders following completion of the Arrangement will be freely tradeable in the U.S. under U.S. federal securities laws, except by persons who will be "affiliates" of Amalco after the Arrangement or who have been affiliates of Suncor or Petro-Canada within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Amalco Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

        The foregoing discussion is only a general overview of certain requirements of U.S. Securities Laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Experts

        Certain Canadian legal matters relating to the Arrangement are to be passed upon by Blakes on behalf of Suncor and Macleod Dixon on behalf of Petro-Canada and certain United States legal matters relating to the Arrangement are to be passed on by Shearman & Sterling LLP on behalf of Suncor and Torys LLP on behalf of Petro-Canada. As at April 29, 2009, the partners and associates of Blakes beneficially owned, directly or indirectly, less than 1% of the outstanding Suncor Shares and less than 1% of the outstanding Petro-Canada Shares. As at April 29, 2009, the partners and associates of Macleod Dixon beneficially owned, directly or indirectly, less than 1% of the outstanding Suncor Shares and less than 1% of the outstanding Petro-Canada Shares.

Certain Canadian Federal Income Tax Considerations

General

        In the opinion of Blakes and Macleod Dixon (collectively, "Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Suncor Shareholders and Petro-Canada Shareholders who, for the purposes of the Tax Act, and at all relevant times: (i) hold their Suncor Shares and Petro-Canada Shares, as applicable, as well as any Amalco Shares to be received under the Arrangement, as capital property, and (ii) deal at arm's length, and are not affiliated, with either Suncor, Petro-Canada, Subco 1, Subco 2, Subco 3, Subco 4 or Amalco for the purposes of the Tax Act. Persons who meet all of the foregoing requirements are referred to as "Shareholders" in this summary.

        Suncor Shares, Petro-Canada Shares and Amalco Shares will generally be considered to be capital property to a Shareholder unless they are held in the course of carrying on a business or are acquired in a transaction or transactions which may be considered to be an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose Suncor Shares, Petro-Canada Shares or Amalco Shares might not otherwise qualify as capital property may be entitled to have them, and all other "Canadian securities" (as defined in the Tax Act) owned by them, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Shareholders considering making such an election should first consult their own tax advisors.

        This summary is not applicable to a Shareholder: (a) that is a "financial institution" or a "specified financial institution" (each as defined in the Tax Act); (b) an interest in whom would be a "tax shelter investment" (as defined in the Tax Act); (c) who is exempt from tax under Part I of the Tax Act; (d) that acquired their Suncor Shares or Petro-Canada Shares on the exercise of employee stock options; (e) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (f) who individually, or together with the associates of that Shareholder, would otherwise be entitled to receive a number of Amalco Shares upon the Arrangement in excess of the Individual Share Constraint. Such Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

        This summary is based upon the current provisions of the Tax Act and Counsel's understanding of the current published administrative policies and assessing practices of the CRA publicly available to the date hereof. This summary assumes that all specific publicly announced proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

        This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Shareholder. Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

Shareholders Resident in Canada

        This part of the summary is applicable to a Shareholder who is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable income tax convention (a "Resident Shareholder").

General

        Generally, a Resident Shareholder (other than a Dissenting Shareholder or an eligible Resident Shareholder who participates in the Subco 4 Exchange or Subco 2 Exchange, as such terms are defined below) will not realize a capital gain or a capital loss as a result of the disposition of their Suncor Shares or Petro-Canada Shares, as applicable, pursuant to the Arrangement, as discussed in further detail below.

Amalgamation — Conversion of Shares into Amalco Shares

        As part of the Arrangement, Suncor, Petro-Canada, Subco 1, Subco 2, Subco 3 and Subco 4 will amalgamate to form Amalco (the "Amalgamation"). On the Amalgamation, each Suncor Share (other than Suncor Shares held by Dissenting Shareholders) and each Subco 3 Non-Voting Share will be converted into one Amalco Share, and each Petro-Canada Share (other than Petro-Canada Shares held by Dissenting Shareholders) and each Subco 1 Non-Voting Share will be converted into 1.28 Amalco Shares.

        A Resident Shareholder (other than a Dissenting Shareholder) will be deemed to have disposed of their Suncor Shares, Petro-Canada Shares, Subco 1 Non-Voting Shares or Subco 3 Non-Voting Shares, as the case may be, upon the Amalgamation for proceeds of disposition equal to the adjusted cost base thereof and to have acquired the Amalco Shares for the same amount. In such circumstances, the Resident Shareholder will not realize a capital gain or a capital loss as a result of the disposition of Suncor Shares, Petro-Canada Shares, Subco 1 Non-Voting Shares or Subco 3 Non-Voting Shares, as the case may be, upon the Amalgamation.

        Where a Resident Shareholder owns both Suncor Shares and Petro-Canada Shares immediately prior to the Effective Time or, as a result of proration among Electing Suncor Shareholders or Electing Petro-Canada Shareholders, a Resident Shareholder transfers less than all of the Resident Shareholder's Suncor Shares or Petro-Canada Shares to Subco 4 and Subco 2, respectively, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the Resident Shareholder of each Amalco Share received pursuant to the Arrangement. Such Resident Shareholders should consult their own tax advisors to determine the adjusted cost base of the Amalco Shares in their particular circumstances.

Electing Suncor Shareholders

        An Eligible Suncor Shareholder who wishes to realize an accrued capital gain (or an accrued capital loss) on the disposition of their Suncor Shares pursuant to the Arrangement may elect to transfer their Suncor Shares to Subco 4 immediately prior to the Amalgamation in exchange for an equal number of Subco 3 Non-Voting Shares (the "Subco 4 Exchange").

        An Eligible Suncor Shareholder who validly elects to transfer their Suncor Shares to Subco 4 in exchange for Subco 3 Non-Voting Shares will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Suncor Shares so transferred to Subco 4 (being the fair market value of the Subco 3 Non-Voting Shares received upon the Subco 4 Exchange) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Suncor Shares so exchanged and any reasonable costs of disposition. Generally, the fair market value of a Subco 3 Non-Voting Share should be equal to the fair market value of the Amalco Share into which the Subco 3 Non-Voting Share is converted. This summary assumes that the "general anti-avoidance rule" contained in the Tax Act ("GAAR") is not applicable to alter the tax consequences of the Subco 4 Exchange. Recent court decisions dealing with GAAR, although not specifically applicable to the Subco 4 Exchange, have raised uncertainty concerning the application of GAAR generally. Eligible Suncor Shareholders who are considering making an election to participate in the Subco 4 Exchange should consult their own tax advisors regarding the potential to realize a capital gain (or a capital loss) under the Arrangement. For a discussion of the tax treatment of capital gains and losses see "— Taxation of Capital Gains and Losses" below.

        The aggregate initial cost of the Subco 3 Non-Voting Shares received by an Eligible Suncor Shareholder in exchange for Suncor Shares pursuant to the Subco 4 Exchange will be equal to the fair market value of such Subco 3 Non-Voting Shares at the time of the Subco 4 Exchange. As discussed above under "— Amalgamation — Conversion of Shares into Amalco Shares", such aggregate initial cost will become the cost of the Amalco Shares received in exchange for the Subco 3 Non-Voting Shares upon the Amalgamation.

        Pursuant to the Arrangement, elections by Eligible Suncor Shareholders to transfer Suncor Shares to Subco 4 will not be permitted in respect of more than 15% of the Suncor Shares outstanding immediately prior to the Election Deadline. To the extent that such elections are made by Suncor Electing Shareholders prior to the Election Deadline in excess of this limit, the number of Suncor Shares in respect of which such elections have been made will be prorated among all Suncor Electing Shareholders such that the aggregate number of Suncor Shares in respect of which such elections have been made by Suncor Electing Shareholders will be equal to this limit and the remainder of the Suncor Shares of such Suncor Electing Shareholders shall be converted into Amalco Shares on the Amalgamation and the tax consequences discussed above under "— Amalgamation — Conversion of Shares into Amalco Shares" will generally apply to the conversion of such Suncor Shares. Elections will not be accepted after the Election Deadline. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement.

        Eligible Suncor Shareholders wishing to make such an election should carefully review the discussion under "— Procedure For Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders" for important information regarding the election procedure.

Electing Petro-Canada Shareholders

        An Eligible Petro-Canada Shareholder who wishes to realize an accrued capital gain (or an accrued capital loss) on the disposition of their Petro-Canada Shares pursuant to the Arrangement may elect to transfer their Petro-Canada Shares to Subco 2 immediately prior to the Amalgamation in exchange for an equal number of Subco 1 Non-Voting Shares (the "Subco 2 Exchange").

        An Eligible Petro-Canada Shareholder who validly elects to transfer their Petro-Canada Shares to Subco 2 in exchange for Subco 1 Non-Voting Shares will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Petro-Canada Shares so transferred to Subco 2 (being the fair market value of the Subco 1 Non-Voting Shares received upon the Subco 2 Exchange) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Petro-Canada Shares so exchanged and any reasonable costs of disposition. Generally, the fair market value of a Subco 1 Non-Voting Share should be equal to the fair market value of the Amalco Shares into which the Subco 1 Non-Voting Share is converted. This summary assumes that GAAR is not applicable to alter the tax consequences of the Subco 2 Exchange. Recent court decisions dealing with GAAR, although not specifically applicable to the Subco 2 Exchange, have raised uncertainty concerning the application of GAAR generally. Eligible Petro-Canada Shareholders who are considering making an election to participate in the Subco 2 Exchange should consult their own tax advisors regarding the potential to realize a capital gain (or a capital loss) under the Arrangement. For a discussion of the tax treatment of capital gains and losses see "— Taxation of Capital Gains and Losses" below.

        The aggregate initial cost of the Subco 1 Non-Voting Shares received by a Petro-Canada Electing Shareholder in exchange for Petro-Canada Shares pursuant to the Subco 2 Exchange will be equal to the fair market value of such Subco 1 Non-Voting Shares at the time of the Subco 2 Exchange. As discussed above under "— Amalgamation — Conversion of Shares into Amalco Shares", such aggregate initial cost will become the cost of the Amalco Shares received in exchange for the Subco 1 Non-Voting Shares upon the Amalgamation.

        Pursuant to the Arrangement, elections by Eligible Petro-Canada Shareholders to transfer Petro-Canada Shares to Subco 2 will not be permitted in respect of more than 15% of the Petro-Canada Shares outstanding immediately prior to the Election Deadline. To the extent that such elections are made by Petro-Canada Electing Shareholders prior to the Election Deadline in excess of this limit, the number of Petro-Canada Shares in respect of which such elections have been made will be prorated among all Petro-Canada Electing Shareholders such that the aggregate number of Petro-Canada Shares in respect of which such elections have been made by Petro-Canada Electing Shareholders will be equal to this limit and the remainder of the Petro-Canada Shares of such Petro-Canada Electing Shareholders shall be converted into Amalco Shares on the Amalgamation and the tax consequences discussed above under "— Amalgamation — Conversion of Shares into Amalco Shares" will generally apply to the conversion of such Petro-Canada Shares. Elections will not be accepted after the Election Deadline. The 15% thresholds were determined by Suncor and Petro-Canada having regard to the Petro-Canada Act and other structural limitations that were considered in connection with the Arrangement.

        Eligible Petro-Canada Shareholders wishing to make such an election should carefully review the discussion under "— Procedure For Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders" for important information regarding the election procedure.

Holding and Disposing of Amalco Shares

        In general, a disposition or deemed disposition of Amalco Shares by a Resident Shareholder (except to Amalco or in a tax deferred transaction) will generally result in the Resident Shareholder realizing a capital gain (or a capital loss) in the year of disposition to the extent that the fair market value of the consideration received on the disposition exceeds (or is exceeded by) the aggregate adjusted cost base to the Resident Shareholder of such Amalco Shares and any reasonable costs of disposition. See "— Taxation of Capital Gains and Losses" below.

Taxation of Capital Gains and Losses

        Under the Tax Act, one-half of any capital gain must be included in computing a Resident Shareholder's income as a taxable capital gain in the taxation year in which a disposition of capital property takes place, and one-half of any capital loss must be deducted as an allowable capital loss against taxable capital gains realized by the Resident Shareholder in that taxation year in computing income in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Tax Act.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a share may be reduced by the amount of dividends or deemed dividends received on such share (or on a share for which the share has been substituted) to the extent and in the circumstances provided in the Tax Act. Similar rules may apply to a partnership or a trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

        A Resident Shareholder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains.

Receipt of Dividends on Amalco Shares

        A Resident Shareholder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on Amalco Shares, unless in the case of Canadian resident corporations, the application of a specific anti-avoidance rule recharacterizes such dividends as proceeds of disposition or a capital gain.

        In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules for "eligible dividends". Eligible dividends will generally include dividends paid by taxable Canadian corporations, such as Amalco, where those dividends have been designated as "eligible dividends" by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends. Counsel has been advised that Amalco intends to designate all dividends paid on the Amalco Shares as eligible dividends for these purposes.

        In the case of a Resident Shareholder that is a corporation, dividends received (or deemed to be received) on Amalco Shares by the Resident Shareholder will generally be included in the Resident Shareholder's gross income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Shareholder's taxable income. A "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Amalco Shares to the extent such dividends are deductible in computing taxable income for the year.

Dissenting Resident Shareholders

        A Resident Shareholder that is a Dissenting Shareholder (a "Dissenting Resident Shareholder") may be entitled, if the Arrangement becomes effective, to receive from Amalco the fair value of the Suncor Shares and/or Petro-Canada Shares held by such Dissenting Resident Shareholder. Based on Counsel's understanding of the current administrative practice of the CRA, a Dissenting Resident Shareholder who, pursuant to the exercise of Dissent Rights, disposes of Suncor Shares or Petro-Canada Shares in consideration for a cash payment from Amalco in respect of such Suncor Shares or Petro-Canada Shares will be considered to have disposed of such Suncor Shares or Petro-Canada Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Resident Shareholder. Dissenting Resident Shareholders may realize a capital gain or sustain a capital loss in respect of such disposition.

        A Dissenting Resident Shareholder who receives interest on a payment received in respect of the fair value of the Dissenting Resident Shareholder's Suncor Shares or Petro-Canada Shares will be required to include the full amount of such interest in income. In addition, a Dissenting Resident Shareholder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including interest income.

        Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Non-Resident Shareholders

        The following portion of the summary is applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold their Suncor Shares, Petro-Canada Shares or Amalco Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. This summary is not applicable to such Shareholders, who should consult their own tax advisors with respect to the Canadian federal income tax consequences to them of the Arrangement.

Amalgamation — Conversion of Suncor Shares and Petro-Canada Shares into Amalco Shares

        A Non-Resident Shareholder who participates in the Arrangement will be deemed to have disposed of their Suncor Shares and/or Petro-Canada Shares, as the case may be, upon the Amalgamation and will generally be subject to the same Canadian income tax consequences as a Resident Shareholder who disposes of Suncor Shares or Petro-Canada Shares upon the Amalgamation (see "— Shareholders Resident in Canada — Amalgamation — Conversion of Shares into Amalco Shares"). In the case of a Non-Resident Shareholder whose Suncor Shares or Petro-Canada Shares, as the case may be, constitute "taxable Canadian property" to such Non-Resident Shareholder, any Amalco Shares received by such Non-Resident Shareholder in exchange for such Suncor Shares or Petro-Canada Shares upon the Amalgamation will also constitute "taxable Canadian property" to such Non-Resident Shareholder.

        Generally, a Suncor Share or a Petro-Canada Share will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that: (i) the Suncor Share or the Petro-Canada Share, as the case may be, is listed on a designated stock exchange (which includes the TSX and NYSE) at that time; (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, nor the Non-Resident Shareholder together with all such persons has owned 25% or more of the shares of any class or series of Suncor or Petro-Canada, as the case may be, at any time during the 60 month period ending at that time; and (iii) the Suncor Share or the Petro-Canada Share was not acquired in a transaction as a result of which such share was deemed to be taxable Canadian property of the Non-Resident Shareholder.

        A Non-Resident Shareholder who disposes of Suncor Shares or Petro-Canada Shares upon the Amalgamation that are taxable Canadian property to such Non-Resident Shareholder will be required to file a Canadian income tax return reporting the disposition unless: (i) the Non-Resident Shareholder is not liable to pay tax under Part I of the Tax Act in respect of the year of disposition; and (ii) the Non-Resident Shareholder is not liable to pay any amount under the Tax Act in respect of any previous taxation year. Non-Resident Shareholders who dispose of Suncor Shares or Petro-Canada Shares upon the Amalgamation that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the Arrangement in their particular circumstances.

Holding and Disposing of Amalco Shares

        A Non-Resident Shareholder will generally not be liable for tax under the Tax Act on a disposition or deemed disposition of Amalco Shares unless such Amalco Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. In the case of an Amalco Share owned by a Non-Resident Shareholder that constitutes taxable Canadian property of the Non-Resident Shareholder, any capital gain (or capital loss) realized on the disposition or deemed disposition of the Amalco Share that is not exempt from tax under the Tax Act pursuant to an applicable income tax convention, will generally be subject to the same Canadian income tax consequences discussed above applicable to a Resident Shareholder who disposes of Amalco Shares under "— Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses".

        Generally, an Amalco Share will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that: (i) the Amalco Share is listed on a designated stock exchange (which includes the TSX and NYSE) at that time; (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, nor the Non-Resident Shareholder together with all such persons has owned 25% or more of the shares of any class or series of Amalco at any time during the 60 month period ending at that time; and (iii) the Amalco Share was not acquired in a transaction as a result of which the Amalco Share was deemed to be taxable Canadian property of the Non-Resident Shareholder. Generally, if the Suncor Shares or Petro-Canada Shares disposed of by a Non-Resident Shareholder upon the Amalgamation constituted taxable Canadian property to the Non-Resident Shareholder, the Amalco Shares received by such Non-Resident Shareholder in exchange for such Suncor Shares or Petro-Canada Shares upon the Amalgamation will be deemed to constitute "taxable Canadian property" to such Non-Resident Shareholder.

        A Non-Resident Shareholder who disposes of Amalco Shares that are taxable Canadian property to such Non-Resident Shareholder will be required to file a Canadian income tax return for the year in which the disposition arises to report the disposition unless: (i) the Non-Resident Shareholder is not liable to pay tax under Part I of the Tax Act in respect of the year of disposition; and (ii) the Non-Resident Shareholder is not liable to pay any amount under the Tax Act in respect of any previous taxation year. Non-Resident Shareholders who dispose of Amalco Shares that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the disposition in their particular circumstances.

Receipt of Dividends on Amalco Shares

        Where a Non-Resident Shareholder receives or is deemed to receive a dividend on Amalco Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Shareholder's country of residence. Where the Non-Resident Shareholder is a resident of the United States who is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dissenting Non-Resident Shareholders

        A Non-Resident Shareholder that is a Dissenting Shareholder (a "Dissenting Non-Resident Shareholder") may be entitled, if the Arrangement becomes effective, to receive from Amalco the fair value of the Suncor Shares and/or Petro-Canada Shares held by such Dissenting Non-Resident Shareholder.

        Based on Counsel's understanding of the current administrative practice of the CRA, a Non-Resident Shareholder who, pursuant to the exercise of Dissent Rights, disposes of Suncor Shares and/or Petro-Canada Shares in consideration for a cash payment from Amalco in respect of such Suncor Shares and/or Petro-Canada Shares will be considered to have disposed of such Suncor Shares and/or Petro-Canada Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Non-Resident Shareholder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such shares to the Non-Resident Dissenting Shareholder. A Non-Resident Dissenting Shareholder will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Suncor Shares or Petro-Canada Shares unless such Suncor Shares or Petro-Canada Shares, as the case may be, are or are deemed to be taxable Canadian property to such Non-Resident Dissenting Shareholder and the Non-Resident Dissenting Shareholder is not entitled to relief under an applicable tax convention between Canada and the Non-Resident Dissenting Shareholder's country of residence. See the discussion above under "— Non-Resident Shareholders — Amalgamation — Conversion of Suncor Shares and Petro-Canada Shares into Amalco Shares" for a general discussion of Suncor Shares and Petro-Canada Shares being taxable Canadian property.

        An amount paid in respect of interest awarded by the Court to a Dissenting Non-Resident Shareholder will generally not be subject to Canadian withholding tax.

        Dissenting Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

        Provided the Amalco Shares are listed on the TSX or other designated stock exchange (including the NYSE) or that Amalco continues to qualify as a "public corporation" for the purposes of the Tax Act, the Amalco Shares will, subject to the terms of any particular plan, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Certain United States Federal Income Tax Considerations

        UNITED STATES IRS CIRCULAR 230: To ensure compliance with IRS Circular 230, you are hereby notified that: (i) any discussion of U.S. federal tax issues in this Information Circular (including any attachments) is not intended or written to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended; (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

            *    *    *

        The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Amalco Shares received pursuant to the Arrangement. This summary is not applicable to persons holding options or other rights to acquire Suncor Shares or Petro-Canada Shares, and any U.S. Holder that holds such options or other rights should consult its own tax advisor regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Amalco Shares, having regard to such holder's particular circumstances.

        This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Amalco Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of the Amalco Shares received pursuant to the Arrangement.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service ("IRS") has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Treaty"), in each case, as in effect and available as of the date of this Information Circular, as well as proposed Treasury Regulations. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth below, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Suncor Shares or Petro-Canada Shares or, following the completion of the Arrangement, a beneficial owner of Amalco Shares received pursuant to the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Suncor Shares or Petro-Canada Shares (or, following the completion of the Arrangement, a beneficial owner of Amalco Shares received pursuant to the Arrangement) other than a U.S. Holder or any entity treated as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the Arrangement nor relating to the ownership and disposition of Amalco Shares received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from the matters described above.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Suncor Shares or Petro-Canada Shares (or, following the completion of the Arrangement, Amalco Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Suncor Shares or Petro-Canada Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. expatriates; and (i) persons that own, or have owned, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests of Suncor or Petro-Canada (or, following the completion of the Arrangement, persons that will own, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests in Amalco). In addition, this summary does not address (i) U.S. Holders that hold the Suncor Shares or Petro-Canada Shares (or, following the completion of the Arrangement, Amalco Shares) other than as a capital asset within the meaning of Section 1221 of the Code, or (ii) Suncor, Petro-Canada, or Amalco. Further, this summary does not address the U.S. federal income tax consequences applicable to a U.S. Holder if, as a result of the Arrangement, such U.S. Holder would receive a number of Amalco Shares that would result in a contravention of the Individual Share Constraint. U.S. Holders that are described in this paragraph should consult their own independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds Suncor Shares or Petro-Canada Shares (or, following the completion of the Arrangement, Amalco Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax and investment advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

        In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the Arrangement or of the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

Assumptions

        This summary is based on certain understandings and assumptions with respect to the business, assets and shareholders of Suncor or Petro-Canada, including that (a) the fair market value of the assets of Suncor or Petro-Canada, respectively, exceeds the amount of the liabilities of Suncor or Petro-Canada, respectively, immediately prior to the Arrangement, (b) the fair market value of the assets of Amalco exceeds the amount of its liabilities immediately after the Arrangement, and (c) the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement, with the Consideration contemplated in the Plan of Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Exchange of Suncor Shares or Petro-Canada Shares Pursuant to the Arrangement

        Suncor, Petro-Canada and Amalco intend for the Arrangement to be treated as a reorganization within the meaning of Section 368(a) of the Code (a "Reorganization"). No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none is expected to be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. If a U.S. Holder participates in the transaction and makes the election to recognize accrued gain or loss for Canadian tax purposes on the disposition of such U.S. Holder's Suncor Shares or Petro-Canada Shares pursuant to the Arrangement, such transaction should be disregarded for U.S. federal income tax purposes and such U.S. Holder should not be treated as recognizing a gain or loss for U.S. federal income tax purposes as a result thereof.

Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

        Assuming the Arrangement qualifies as a Reorganization, then, subject to (i) the assumptions and qualifications described in this summary, and (ii) the possible application of the PFIC rules discussed below (see "— Status of Suncor or Petro-Canada as a PFIC" below), the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Suncor Shares or Petro-Canada Shares:

  •
  a U.S. Holder of Suncor Shares or Petro-Canada Shares will not recognize gain or loss on the exchange of its Suncor Shares or Petro-Canada Shares for Amalco Shares;

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  the tax basis of Amalco Shares received will equal the tax basis of Suncor Shares or Petro-Canada Shares surrendered by such U.S. Holder; and

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  the holding period of Amalco Shares received will include the holding period of the Suncor Shares or Petro-Canada Shares surrendered by such U.S. Holder.

Tax Consequences if the Arrangement Does Not Qualify as a Reorganization

        Subject to the possible application of the PFIC rules (see "— Status of Suncor or Petro-Canada as a PFIC" below), if the Arrangement failed to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Suncor Shares or Petro-Canada Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

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  a U.S. Holder of Suncor Shares or Petro-Canada Shares would recognize gain or loss equal to the difference, if any, between (a) the fair market value of Amalco Shares and other property, if any, received pursuant to the Arrangement, and (b) the U.S. Holder's adjusted tax basis in the Suncor Shares or Petro-Canada Shares surrendered pursuant to the Arrangement;

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  the aggregate tax basis of Amalco Shares received by a U.S. Holder pursuant to the Arrangement would be equal to the aggregate fair market value of Amalco Shares received on the Effective Date of the Arrangement; and

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  the holding period in the Amalco Shares received pursuant to the Arrangement would begin on the day after the Effective Date of the Arrangement.

        Subject to the possible application of the PFIC rules, any gain or loss recognized under the first bullet above generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder's holding period for the Suncor Shares or Petro-Canada Shares is more than one year at the Effective Date of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Dissenting U.S. Holders

        A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder's Suncor Shares or Petro-Canada Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its Suncor Shares or Petro-Canada Shares. Subject to the possible application of the PFIC rules discussed below, and except as described in the preceding sentence, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Status of Suncor or Petro-Canada as a PFIC

        Neither Suncor nor Petro-Canada, respectively, believes that it will be classified as a PFIC during its current taxable year. In addition, neither Suncor nor Petro-Canada, respectively, believes that it was a PFIC for any preceding taxable year. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Neither Suncor nor Petro-Canada, respectively, has made a full and complete determination regarding its PFIC status for any taxable year. Accordingly, there can be no assurance that Suncor or Petro-Canada is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held Suncor Shares or Petro-Canada Shares.

        If Suncor or Petro-Canada were classified as a PFIC for any taxable year during which a U.S. Holder held Suncor Shares or Petro-Canada Shares, respectively, the U.S. federal income tax consequences to such holder of disposing of Suncor Shares or Petro-Canada Shares, respectively, pursuant to the Arrangement might be materially more adverse than those described above. In such case, under the PFIC rules:

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  the disposition of Suncor Shares or Petro-Canada Shares (including, subject to the rules described below, a disposition pursuant to the Arrangement) might be treated as a taxable exchange in which gain, if any, would be recognized even if such transaction qualifies as a Reorganization (but a U.S. Holder generally would not be permitted to recognize any loss with respect to such Suncor Shares or Petro-Canada Shares exchanged if such loss would not otherwise be recognized for U.S. federal income tax purposes);

  •
  any gain on the sale, exchange, or other disposition of Suncor Shares or Petro-Canada Shares (including, subject to the rules described below, a disposition pursuant to the Arrangement) and any "excess distribution" (generally defined as any distribution on shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, the holder's holding period for such shares) would be allocated ratably over such U.S. Holder's holding period for such Suncor Shares or Petro-Canada Shares;

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  the amount allocated to the current taxable year and any year prior to the first year in which Suncor or Petro-Canada, respectively, was classified as a PFIC would be taxed as ordinary income in the current year;

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  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

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  an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years described in the bullet point immediately above, which interest charge is not deductible by non-corporate U.S. Holders.

        A U.S. Holder that has made a timely and effective "mark-to-market" election or certain other elections under the PFIC rules with respect to Suncor Shares or Petro-Canada Shares generally would not be subject to the PFIC rules described above for a taxable year for which such election applies. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules as well as the impact of any mark-to-market, or other election, having regard to such holder's particular circumstances.

        Notwithstanding the foregoing, if (a) the Arrangement qualifies as a Reorganization, (b) Suncor or Petro-Canada was classified as a PFIC for any taxable year during which a U.S. Holder held Suncor Shares or Petro-Canada Shares, respectively, and (c) Amalco also qualifies as a PFIC for its taxable year that includes the day after the Effective Date of the Arrangement, then under proposed Treasury Regulations the nonrecognition treatment described above (see "— Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization") may apply to such U.S. Holder's exchange of Suncor Shares or Petro-Canada Shares for Amalco Shares pursuant to the Arrangement. However, as discussed below, it is currently expected that Amalco will not be a PFIC for its 2009 taxable year. See the discussion below at "— Status of Amalco as a PFIC".

        The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder. Accordingly, U.S. Holders should consult an independent tax advisor regarding the possible classification of Suncor or Petro-Canada as a PFIC, the potential effect of the PFIC rules to such holder, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to such holder's particular circumstances.

Ownership of Amalco Shares

        The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Amalco Shares received pursuant to the Arrangement. This summary assumes that Amalco will not be treated as a PFIC for U.S. federal income tax purposes. See the discussion below at "— Status of Amalco as a PFIC".

Distributions on Amalco Shares

        The gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Amalco Shares (without reduction for any Canadian withholding tax withheld from such distribution) generally will be includible in income by a U.S. Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Amalco as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of Amalco's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its Amalco Shares (which, under proposed regulations, generally may be required to be determined on a share for share basis) and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Amalco Shares). Thereafter, to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the Amalco Shares, the distribution will be treated as gain from the sale or exchange of such Amalco Shares (see "— Sale, Exchange or Other Taxable Disposition of Amalco Shares" below). Amalco does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that distributions received on Amalco Shares generally will be treated as dividends for U.S. federal income tax purposes.

        Taxable dividends with respect to Amalco Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder, in a U.S. dollar amount calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

        For taxable years beginning before January 1, 2011, a dividend paid by Amalco generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) Amalco is a "qualified foreign corporation" (a "QFC") as defined below, (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Amalco Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend). Amalco generally will be a QFC if (a) Amalco is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Amalco Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if Amalco satisfies one or more of such requirements, Amalco will not be treated as a QFC if Amalco is classified as a PFIC for the taxable year during which Amalco pays the applicable dividend or for the preceding taxable year. For a discussion of Amalco's potential status as a PFIC see "— Status of Amalco as a PFIC" below. It is currently expected that dividends paid with respect to the Amalco Shares will constitute qualified dividend income for U.S. federal income tax purposes; however, this is a factual matter and is therefore subject to change. If Amalco is not a QFC, a dividend paid by it to a non-corporate U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holders should consult their own tax advisors regarding the application of such rules to them in their particular circumstances.

Foreign Tax Credits

        Any tax withheld under Canadian law with respect to distributions on Amalco Shares at a rate not exceeding the rate provided in the Canada-U.S. Tax Treaty may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Amalco Shares will be foreign source income and generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income". Because of the complexity of the foreign tax credit limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Amalco Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Amalco Shares in an amount equal to the difference, if any, between (a) the U.S. dollar value of the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder's adjusted tax basis in the Amalco Shares sold or otherwise disposed of, as determined in U.S. dollars. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder's holding period for the Amalco Shares exceeds one year on the date of disposition. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

        Subject to the rule described in the next sentence, the amount realized on a sale or other disposition of Amalco Shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition; in such case, on the settlement date, the U.S. Holder would recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Amalco Shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. Foreign currency received on the sale or other disposition of an Amalco Share will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase Amalco Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Status of Amalco as a PFIC

        It is currently expected that Amalco will not be classified as a PFIC for its 2009 taxable year or in the foreseeable future. The determination of whether a company is a PFIC is a factual determination that must be made annually at the end of the taxable year and is therefore subject to change.

        If Amalco were classified as a PFIC during any portion of a U.S. Holder's holding period for Amalco Shares as determined for U.S. tax purposes such holder would be subject to adverse U.S. tax consequences under the PFIC rules. In such case, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Amalco's Shares) and realized gain on the sale, exchange or other disposition of Amalco Shares would be treated as ordinary income and generally would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Amalco became a PFIC, which would generally be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available (including a mark-to-market election) to holders that may help mitigate the adverse consequences resulting from PFIC status. Dividends paid by Amalco would not be "qualified dividend income" to noncorporate U.S. Holders and would be subject to the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Amalco were treated as a PFIC.

Information Reporting and Backup Withholding

        U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by such holder pursuant to the Arrangement, distributions paid on Amalco Shares and proceeds from the disposition of Amalco Shares. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

 PART II — PRO FORMA INFORMATION OF AMALCO AFTER GIVING EFFECT
TO THE ARRANGEMENT

Selected Pro Forma Financial Information for Amalco

        Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Amalco after giving effect to the Arrangement for the year ended December 31, 2008 and as at and for the three months ended March 31, 2009, included in Appendix F to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Amalco, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma for the Three Months Ended March 31, 2009	Pro Forma for the Year Ended December 31, 2008
	($millions)	($millions)
Revenues
Operating revenues	6,224	43,808
Energy marketing and trading activities	2,088	10,254
Investment and other income (expenses)	(17)	63

	8,295	54,125

Expenses
Purchase of crude oil and products	2,674	21,014
Operating, selling and general	2,323	8,340
Energy marketing and trading activities	2,039	10,246
Depreciation, depletion and amortization	992	3,848
Exploration	115	677
Financing expenses	377	1,453

	8,520	45,578

Earnings (loss) before income taxes	(225)	8,547

Provision for income taxes	84	3,527

Net earnings (loss)	(309)	5,020

Pro Forma as at March 31, 2009
($millions)
Total assets	68,685

Total long-term debt	13,020

Shareholders' equity	33,321

        See the unaudited pro forma consolidated financial statements of Amalco following completion of the Arrangement set forth in Appendix F.

Selected Combined Operational Information for Amalco

        The following table sets out certain combined operational information for the oil and natural gas assets which will be owned, directly or indirectly, on a consolidated basis by Amalco following completion of the Arrangement, for the periods indicated. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards. Suncor reports its reserves in accordance with NI 51-101. The combined information presented below has not been adjusted for differences in these reporting standards. See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources" at the front of this Information Circular. Important information concerning the oil and natural gas properties and operations of Suncor and Petro-Canada is contained elsewhere in this Information Circular and in the Suncor AIF and the Petro-Canada AIF, respectively, both of which are incorporated herein by reference. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and in those documents.

	Combined Three Months Ended March 31, 2009	Combined Year Ended December 31, 2008
Average Daily Production (net, before royalties)
Oil Sands (Bbls/d)	312,950	287,900
Conventional oil (Bbls/d)	233,700	243,900

Natural gas (MMcf/d)	893	908

Total (Boe/d)	695,850	683,100

Combined December 31, 2008(3)(4)
Total Proved Reserves(1)
Oil Sands (MMboe)	3,070

Conventional crude oil, NGLs and natural gas (MMboe)(2)	760

Total (MMboe)	3,830

Total Proved Plus Probable Reserves(1)
Oil Sands (MMboe)	6,090

Conventional crude oil, NGLs and natural gas (MMboe)(2)	1,360

Total (MMboe)	7,450

Contingent Resources(5)
Oil Sands (MMboe)	16,170
Conventional crude oil, NGLs and natural gas (MMboe)	2,750

Total	18,920

Notes:

(1)
Reserves estimates are working interests before royalties.

(2)
Natural gas is converted to barrels of oil equivalent (boe) using six (6) Mcf of natural gas to one (1) boe. See "Joint Information Circular and Proxy Statement — Barrel of Oil Equivalency".

(3)
As noted above, Suncor reports its reserves in accordance with NI 51-101 and Petro-Canada uses SEC and FASB standards as well as SEC Industry Guide 7 when preparing and reporting reserves. See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources". Such reserves information may differ and such differences may be material. These differences relate to the SEC requirement, employed by Petro-Canada, for disclosure only of proved reserves calculated at constant year-end prices and costs, while NI 51-101 requires disclosure, employed by Suncor, at forecast prices and costs. Also, the definition of proved reserves differs between SEC and NI 51-101 requirements.

(4)
Petro-Canada's in-situ bitumen reserves and resources have been converted to synthetic crude oil volumes (SCO) using the conversion of 1.0 bbls of bitumen = 0.8 bbls of SCO.

(5)
See "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure" and "Joint Information Circular and Proxy Statement — Disclosure of Combined Reserves and Resources".

Directors and Executive Officers of Amalco Upon Completion of the Arrangement

        The following table sets forth the name, municipality of residence and proposed office for each of the proposed directors and executive officers of Amalco following completion of the Arrangement, together with their current position with Suncor or Petro-Canada, as applicable, and the number of Suncor Shares and Petro-Canada Shares beneficially owned, or over which control or direction is exercised, by such persons as of April 10, 2009. For additional information in respect of these individuals, including their principal occupations during the last five years and, with respect to the proposed directors and certain executive officers, the number of deferred share or stock units, performance share or stock units, options, share or stock appreciation rights and other non-equity-based incentives held by such individuals, as applicable, which are not included in the following table, see the Suncor AIF and the Petro-Canada AIF, as applicable, each of which is incorporated by reference into this Information Circular, and see Appendix H, "Information Regarding Suncor Annual General Meeting Matters and Related Disclosure" and Appendix I, "Information Regarding Petro-Canada Annual General Meeting Matters and Related Disclosure" in this Information Circular. The directors of Amalco will hold office until the next annual general meeting of Amalco shareholders or until their respective successors have been duly elected or appointed.

Name and Municipality of Residence	Proposed Office	Current Position	Number of Suncor Shares/Petro-Canada Shares Beneficially Owned
John T. Ferguson Edmonton, Alberta, Canada	Chairman	Chairman of the Suncor Board	45,702 Suncor Shares/ Nil Petro-Canada Shares
Richard L. George Calgary, Alberta, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer and Director of Suncor	412,508 Suncor Shares/ Nil Petro-Canada Shares
Mel E. Benson Calgary, Alberta, Canada	Director	Director of Suncor	17,560 Suncor Shares/ Nil Petro-Canada Shares
Brian A. Canfield Point Roberts, Washington, United States	Director	Director of Suncor	14,020 Suncor Shares/ Nil Petro-Canada Shares
W. Douglas Ford Bonita Springs, Florida, United States	Director	Director of Suncor	Nil Suncor Shares/ Nil Petro-Canada Shares
Paul Haseldonckx Essen, Germany	Director	Director of Petro-Canada	1,600 Suncor Shares/ 8,120 Petro-Canada Shares
John R. Huff Houston, Texas, United States	Director	Director of Suncor	42,903 Suncor Shares/ Nil Petro-Canada Shares
Brian F. MacNeill Calgary, Alberta, Canada	Director	Chairman of the Petro-Canada Board	Nil Suncor Shares/ 10,200 Petro-Canada Shares
Maureen McCaw Edmonton, Alberta, Canada	Director	Director of Petro-Canada	500 Suncor Shares/ 2,641 Petro-Canada Shares
Michael W. O'Brien Canmore, Alberta, Canada	Director	Director of Suncor	51,808 Suncor Shares/ Nil Petro-Canada Shares
James W. Simpson Danville, California, United States	Director	Director of Petro-Canada	Nil Suncor Shares/ 3,700 Petro-Canada Shares
Eira M. Thomas West Vancouver, British Columbia, Canada	Director	Director of Suncor	4,000 Suncor Shares/ Nil Petro-Canada Shares
Kirk Bailey Calgary, Alberta, Canada	Executive Vice President, Oil Sands	Executive Vice President, Oil Sands of Suncor	12,958 Suncor Shares/ Nil Petro-Canada Shares
Ron A. Brenneman Calgary, Alberta, Canada	Executive Vice Chairman	President and Chief Executive Officer and Director of Petro-Canada	Nil Suncor Shares/ 90,424 Petro-Canada Shares

Name and Municipality of Residence	Proposed Office	Current Position	Number of Suncor Shares/Petro-Canada Shares Beneficially Owned
Neil J. Camarta Calgary, Alberta, Canada	Executive Vice President, Natural Gas	Senior Vice President, Oil Sands of Petro-Canada	Nil Suncor Shares/ 20,242 Petro-Canada Shares
Bart Demosky Calgary, Alberta, Canada	Chief Financial Officer	Senior Vice President, Business Services of Suncor	2,109 Suncor Shares/ Nil Petro-Canada Shares
Terrence J. Hopwood Calgary, Alberta, Canada	Senior Vice President and General Counsel	Senior Vice President and General Counsel of Suncor	14,741 Suncor Shares/ Nil Petro-Canada Shares
Boris J. Jackman Mississauga, Ontario, Canada	Executive Vice President, Refining and Marketing	Executive Vice President, Downstream of Petro-Canada	1,400 Suncor Shares/ 3,550 Petro-Canada Shares
Peter S. Kallos London, England, United Kingdom	Executive Vice President, International and Offshore	Executive Vice President, International and Offshore of Petro-Canada	Nil Suncor Shares/ 10,239 Petro-Canada Shares
Sue Lee Calgary, Alberta, Canada	Senior Vice President, Human Resources and Public Affairs	Senior Vice President, Human Resources and Public Affairs of Suncor	38,471 Suncor Shares/ 779 Petro-Canada Shares
Mark Little Calgary, Alberta, Canada	Senior Vice President, Strategy and Integration	Senior Vice President, Strategic Growth and Energy Trading of Suncor	3,500 Suncor Shares/ Nil Petro-Canada Shares
Mike MacSween Calgary, Alberta, Canada	Senior Vice President, In-Situ	Vice President, In-Situ Operations of Suncor	2,666 Suncor Shares/ Nil Petro-Canada Shares
Kevin Nabholz Calgary, Alberta, Canada	Executive Vice President, Major Projects	Executive Vice President, Major Projects of Suncor	11,505 Suncor Shares/ Nil Petro-Canada Shares
E.F.H. Roberts Calgary, Alberta, Canada	Senior Vice President, Integration	Executive Vice President and Chief Financial Officer of Petro-Canada	Nil Suncor Shares/ 13,242 Petro-Canada Shares
Andrew Stephens Calgary, Alberta, Canada	Senior Vice President, Business Services	Senior Vice President, Corporate Relations of Petro-Canada	Nil Suncor Shares/ 14,700 Petro-Canada Shares
Jay Thornton Calgary, Alberta, Canada	Executive Vice President, Supply, Energy Trading and Renewables	Executive Vice-President, Refining and Marketing of Suncor	Nil Suncor Shares/ Nil Petro-Canada Shares
Steven W. Williams Calgary, Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Suncor	25,579 Suncor Shares/ Nil Petro-Canada Shares

        After giving effect to the Arrangement and based on the assumptions set forth above, the number of Amalco Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and executive officers of Amalco and their associates, will be an aggregate of approximately 931,161 Amalco Shares (approximately 0.06% of the estimated issued and outstanding Amalco Shares following completion of the Arrangement).

Auditors of Amalco

        The Plan of Arrangement provides that PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, the current auditors of Suncor, will be the auditors of Amalco following the completion of the Arrangement.

Pro Forma Consolidated Capitalization

        The following table sets forth the consolidated capitalization of Amalco as at March 31, 2009 on a pro forma basis after giving effect to the completion of the Arrangement. For detailed information on the total debt and share capitalization of Suncor and Petro-Canada as at March 31, 2009, see Suncor's and Petro-Canada's respective unaudited interim consolidated financial statements for the three months ended March 31, 2009, each of which are incorporated by reference into this Information Circular. See also Appendix F, "Amalco Unaudited Pro Forma Consolidated Financial Statements".

Description	Pro Forma as at March 31, 2009 after giving effect to the Arrangement
($millions)
Short-term debt	14

Long-term debt	13,020

Shareholders' Equity(1)
Share capital	20,086
Contributed surplus	315
Accumulated other comprehensive income	131
Retained earnings	12,789

Total shareholders' equity	33,321

Total capitalization	46,355

Note:

(1)
Following completion of the Arrangement, the authorized capital of Amalco will consist of an unlimited number of Amalco Shares, an unlimited number of senior preferred shares and an unlimited number of junior preferred shares. See "Part I — The Arrangement — Details of the Arrangement — Share Capital of Amalco". The pro forma shareholders' equity of Amalco was prepared based on the number of outstanding Suncor Shares and Petro-Canada Shares as at March 31, 2009. See note 6 to the unaudited pro forma consolidated financial statements of Amalco included in Appendix F of this Information Circular.

Principal Holders of Amalco Shares

        After giving effect to the Arrangement, to the knowledge of the directors and officers of Suncor and Petro-Canada, no person will own, directly or indirectly, or exercise control or direction over Amalco Shares carrying more than 10% of the votes attached to all of the issued and outstanding Amalco Shares.

Adoption of Amalco Stock Option Plan

        As part of a comprehensive review of the employee compensation plans to be implemented for Amalco following the Arrangement, the Suncor Board and the Petro-Canada Board have approved the adoption of the Amalco Stock Option Plan following completion of the Arrangement, subject to receipt of applicable stock exchange, Suncor Shareholder and Petro-Canada Shareholder approvals. Provided the necessary approvals are received, it is intended that the Board of Directors of Amalco would adopt the Amalco Stock Option Plan as soon as practicable after the Effective Time. The adoption of the Amalco Stock Option Plan is intended to harmonize and simplify the future grants and administration of options to purchase Amalco Shares. The adoption of the Amalco Stock Option Plan will not increase the number of Amalco Shares reserved for issuance on the exercise of options of Amalco beyond that already authorized for issuance under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan. As described in more detail below, if Suncor Shareholders and Petro-Canada Shareholders approve the Amalco Stock Option Plan, no further grants of options to purchase Amalco Shares will be made pursuant to the Suncor Stock Option Plans or the Petro-Canada Stock Option Plan following completion of the Arrangement. If the Amalco Stock Option Plan is not approved by Suncor Shareholders and Petro-Canada Shareholders, the Board of Directors of Amalco will remain entitled, on the Effective Date, to issue the same number of options to purchase Amalco Shares under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan as they would have had if the Amalco Stock Option Plan had received approval.

        The purpose of the Amalco Stock Option Plan is to align the interest of the directors, officers and employees of, and certain other persons providing services on an ongoing basis to Amalco and its subsidiaries (collectively the "Optionees") with the growth, profitability and future success of Amalco by providing them with the opportunity to acquire an ownership interest in Amalco. It is intended that Amalco Stock Option Plan awards will vary according to the position and salary level of the participant.

        The Suncor Board and the Petro-Canada Board intend to resolve to amend the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan, respectively, as permitted by the amendment provisions of such plans, effective immediately prior to the Effective Time, to limit the number of Amalco Shares reserved for issuance under these plans to the number of Amalco Shares that will be reserved for options issued and outstanding under such plans at the Effective Date. In addition, pursuant to such amendments and the provisions of the Amalco Stock Option Plan, any Amalco Shares that would become available for issuance after the completion of the Arrangement under the Petro-Canada Stock Option Plan as a result of the expiry, termination or cancellation of any Re-allocated Petro-Canada Options (as defined below) will not be available for issuance pursuant to grants of options under the Petro-Canada Stock Option Plan, but will instead be available for issuance pursuant to future grants of options pursuant to the terms of the Amalco Stock Option Plan.

        However, the foregoing is contingent on the Suncor Shareholders and the Petro-Canada Shareholders approving the Amalco Stock Option Plan at the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting, respectively, and on the Arrangement being completed. If such Shareholder approvals are not obtained, the number of Amalco Shares reserved for issuance under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan will not be limited as described above, and options to purchase Amalco Shares may be granted by Amalco under the Suncor Stock Option Plans or the Petro-Canada Stock Option Plan at the discretion of the Board of Directors of Amalco, pursuant to the terms and conditions of such plans. In such circumstances, in addition to the Suncor Options and Petro-Canada Options outstanding at the Effective Time, the number of Amalco Shares unallocated but reserved for issuance under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan following completion of the Arrangement would be the aggregate number of Suncor Shares and Petro-Canada Shares available under such plans at the Effective Time, as adjusted to take into account the effect of the Arrangement. Based on the number of Suncor Options and Petro-Canada Options outstanding on April 27, 2009 this is estimated to be approximately 15,416,902 Amalco Shares. In addition, if the Amalco Stock Option Plan is not approved by the Suncor Shareholders and the Petro-Canada Shareholders at the Meetings, Suncor and Petro-Canada will consider alternative means to provide comparable compensation to the directors, officers and employees of Amalco in the form of cash or by other appropriate arrangements following completion of the Arrangement.

        Based on the number of outstanding Suncor Options and Petro-Canada Options as of April 27, 2009 and assuming that no currently outstanding Suncor Options or Petro-Canada Options are exercised or cancelled and no further Suncor Options or Petro-Canada Options are granted prior to the Effective Time, Suncor and Petro-Canada expect that there will be approximately 77,730,418 Amalco Shares issuable pursuant to outstanding Suncor Options and Petro-Canada Options under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan, respectively, following completion of the Arrangement and after adjustments have been made to such options to take into account the effect of the Arrangement. See "Part I — The Arrangement — Effect of the Arrangement — Effect on Holders of Suncor Options, Petro-Canada Options and Awards under Non-Equity Based Compensation Plans and Adoption of Amalco Stock Option Plan".

        The Amalco Stock Option Plan provides for the reservation of 46,490,680 Amalco Shares which could be issued pursuant to the exercise of options which are granted under, or otherwise subject to, the Amalco Stock Option Plan. This reservation consists of the aggregate of (i) 31,073,778 Amalco Shares which would otherwise be reserved for issuance under the Petro-Canada Stock Option Plan pursuant to the exercise of Petro-Canada

Options outstanding as at April 27, 2009 (the "Re-allocated Petro-Canada Options"), and (ii) the re-allocation to the Amalco Stock Option Plan of the 15,416,902 Amalco Shares that would otherwise be unallocated and reserved and available for issuance pursuant to the exercise of options under the Suncor Stock Option Plans and the Petro-Canada Stock Option Plan following completion of the Arrangement, based on the number of Suncor Options and Petro-Canada Options outstanding as at April 27, 2009.

        For administrative convenience, the Re-allocated Petro-Canada Options will be administered under the Amalco Stock Option Plan, however they will continue to be subject to the terms and conditions of the Petro-Canada Stock Option Plan until such time as they are exercised, terminated or they expire or are cancelled pursuant to the terms and conditions of the Petro-Canada Stock Option Plan. Under the Amalco Stock Option Plan, if any Re-allocated Petro-Canada Options, or any other options to purchase Amalco Shares which are granted under the Amalco Stock Option Plan, expire, terminate or are cancelled in a manner that does not result in the issuance of Amalco Shares (or Petro-Canada Shares in respect of Re-allocated Petro-Canada Options which expire, terminate or are cancelled prior to the Effective Time), such underlying Amalco Shares will be available for issuance pursuant to future grants of options by Amalco. Generally, an option to purchase an Amalco Share or a Re-allocated Petro-Canada Option will expire, terminate or be cancelled in such a manner if such option expires or is cancelled in accordance with its terms or if the holder of the option exercises a cash-based tandem stock appreciation right associated with that option. Any future grants of options to purchase Amalco Shares under the Amalco Stock Option Plan as a result of the expiration or cancellation of Re-allocated Petro-Canada Options will not increase the maximum number of options to purchase Amalco Shares which could have been outstanding at any given time under the Petro-Canada Stock Option Plan (had such plan remained in effect unamended), because, if the Re-allocated Petro-Canada Options were not re-allocated in this manner, future grants of options to purchase Amalco Shares could be made pursuant to the terms of the Petro-Canada Stock Option Plan. As a result, if the Amalco Stock Option Plan is approved as required, there would be an aggregate of approximately 93,147,320 Amalco Shares reserved for issuance pursuant to the Amalco Stock Option Plan and the Suncor Stock Option Plans, based on the number of Suncor Options and Petro-Canada outstanding as at April 27, 2009, representing approximately 6.0% of the estimated 1,557,453,616 Amalco Shares which would be outstanding following completion of the Arrangement. If the Amalco Stock Option Plan is not approved as required, the same number of Amalco Shares would be reserved for issuance pursuant to Suncor Stock Option Plans and the Petro-Canada Stock Option Plan.

        The effective date of the Amalco Stock Option Plan will be, subject to the approval of the Suncor Shareholders and the Petro-Canada Shareholders, the Effective Date of the Arrangement. Options issued under the Amalco Stock Option Plan will have a seven year term.

        The Amalco Stock Option Plan provides for the grant of options to purchase Amalco Shares, as well as the grant of share appreciation rights either with options ("Tandem SARs") or standing alone ("SARs") and limited appreciation rights ("LARs").

        Options entitle the holder to purchase Amalco Shares at a price not less than the Market Value (as defined below) of the Amalco Shares on the date of grant. Where SARs are granted on a stand alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of an Amalco Share on exercise and the Market Value of an Amalco Share on the date of grant. A Tandem SAR entitles the holder to receive, upon exercise, a payment equal to the difference between the Market Value of an Amalco Share on exercise and the exercise price of the related option. The "Market Value" under the Amalco Stock Option Plan is the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date.

        LARs will attach to the options and SARs issued to certain participants pursuant to the Amalco Stock Option Plan. LARs provide the holders an opportunity to realize the value, if any, of their options and SARs issued under the Amalco Stock Option Plan upon occurrence of a change of control transaction affecting Amalco. In that circumstance, holders of options and SARs may be unable to exercise their options or SARs prior to completion of a change of control transaction due to securities regulatory requirements or internal Amalco policies. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a)
the greater of,

(i)
the highest price per Amalco Share paid by a person acquiring Amalco Shares in the change of control transaction, and

(ii)
the highest daily trading price of the Amalco Shares on the TSX during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Amalco Shares on any particular day),

(b)
exceeds the exercise price of the option to which the LAR is related.

For persons who are U.S. taxpayers, the cash payment is equal to the amount, if any, by which the average of the daily trading price of the Amalco Shares on the TSX during the thirty (30) day period preceding the date of exercise of the LAR, exceeds the exercise price of the related option.

        LARs will be generally issued annually at Amalco's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options and SARs held by the holder during the term of the LAR. Upon the exercise or expiry of any Amalco option or SAR, the attached LAR is cancelled. In addition, the exercise of a LAR must be accompanied by the surrender of the related option or SAR which will thereupon be cancelled.

        Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Amalco Board of Directors will have the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

        It is currently contemplated that awards under the Amalco Stock Option Plan will be administered by the Human Resources and Compensation Committee of the Board of Directors of Amalco (the "HR&CC"). The HR&CC will consider, among other things, the number of Amalco Shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the Amalco Stock Option Plan. While vesting of awards under the Amalco Stock Option Plan will be at the discretion of the Board of Directors of Amalco, it is currently anticipated that the options to be granted under the Amalco Stock Option Plan will vest one third per year over three years, with annual grants approved at the beginning of each year and vesting on January 1 of each of the three years following the grant, and with all other grants vesting on each of the first three anniversary dates following the grant. All options will expire seven years from the date of grant.

        The Amalco Stock Option Plan will also provide for awards, as the Board of Directors of Amalco may consider appropriate, of Amalco Shares as bonus shares and other share based awards not inconsistent with the terms of the Amalco Stock Option Plan. Any such awards would generally be made in recognition for past services and, subject to the provisions of the Amalco Stock Option Plan, shall be fully paid for in cash or past services by the recipient at the time of the grant. The aggregate number of Amalco Shares to be issued solely for non-cash consideration pursuant to these provisions of the Amalco Stock Option Plan shall not exceed 1,500,000.

        Pursuant to terms of the Amalco Stock Option Plan, the Board of Directors of Amalco may amend, suspend or terminate the Amalco Stock Option Plan, from time to time, if and when it is advisable at the discretion of the Board of Directors of Amalco without shareholder approval except that the following amendments require shareholder approval: (a) an increase in the number of securities reserved under the Amalco Stock Option Plan; (b) a reduction in an exercise price of an option, or cancellation and reissue of options which benefits any option holder (other than as permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry date; (d) allowing awards granted under the Amalco Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and (e) in the case of any amendment that increases the maximum number of options available for annual grants to non-employee directors.

        In addition, the Amalco Stock Option Plan will contain the following terms:

  •
  The aggregate number of Amalco Shares which may be reserved for issuance under the Amalco Stock Option Plan, and all other security based compensation arrangements of Amalco, to any one person must not exceed 5% of the issued and outstanding Amalco Shares (on a non-diluted basis).

  •
  Awards granted under the Amalco Stock Option Plan shall be non-transferable (other than the transfer of the right to exercise certain awards to a participant's heirs and legal personal representative on death).

  •
  Options granted under the Amalco Stock Option Plan, but not yet exercisable, at the discretion of the Board of Directors of Amalco become exercisable in the event of a change of control of Amalco (as such term is used in the Amalco Stock Option Plan).

  •
  Adjustments may be made for the effect of certain events, including, but not limited to subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all Amalco Shares.

  •
  If the exercise term of an option granted under the Amalco Stock Option Plan expires during, or within three days after the expiry of, a temporary trading ban announced pursuant to Amalco's trading policies, the exercise term of such option shall be extended to 10 days after the expiry of such trading ban, if the holder of the option was subject to the trading ban.

  •
  The aggregate number of Amalco Shares which may be reserved for issuance under the Amalco Stock Option Plan, and all other security based compensation arrangements of Amalco, must not, within any one year period be issued, or at any time under such arrangements be issuable, to insiders of Amalco in an amount exceeding 10% of Amalco's total issued and outstanding securities.

  •
  In the event of a participant's involuntary termination or resignation of employment, unvested options expire immediately and vested options expire no later than three months from such termination.

  •
  Unvested options vest and all vested options expire one year after termination of employment due to death.

  •
  Unvested options vest and all vested options expire no later than three years after termination of a participant's employment due to retirement.

  •
  Each non-employee director of Amalco who is a director on July 1 of each year shall be granted options to purchase up to 8,000 Amalco Shares and each non-employee director who is appointed or elected to the Amalco Board for the first time shall be granted options in the same amount as the most recent annual grant upon such appointment. Directors of Amalco are also issued LARs in connection with annual grants of options. In addition, each director of Amalco may receive Amalco Shares on account of a specified percentage, to be determined by the Amalco Board, of the amount of the director's annual retainer. Of the total number of Amalco Shares reserved for issuance, not more than 500,000 Amalco Shares may be issued or reserved for issuance in respect of awards made under these provisions of the Amalco Stock Option Plan.

  •
  In the event that a non-employee director of Amalco ceases to be a director of Amalco for any reason, then all options held by such director shall continue to be exercisable until the earlier of: (i) 36 months from the date on which the director ceased to be a director; and (ii) the expiration of the exercise term of the particular option. All LARs held by a non-employee director shall terminate and be of no further effect immediately upon such director ceasing to be a director of Amalco.

        The foregoing summary of the terms and conditions of the Amalco Stock Option Plan is qualified in its entirety by the text of such plan, a copy of which is attached as Appendix K to this Information Circular.

        At the Meetings, the Suncor Shareholders and the Petro-Canada Shareholders will each be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Amalco Stock Option Plan (adjusted for each of the Suncor Shareholders and the Petro-Canada Shareholders, as appropriate):

  "BE IT RESOLVED as an ordinary resolution of the shareholders of [Suncor Energy Inc./
  Petro-Canada] that the Stock Option Plan of the corporation to be formed upon the amalgamation of Suncor Energy Inc. and Petro-Canada, such plan being substantially in the form as set out in Appendix K of the Joint Information Circular and Proxy Statement of Suncor Energy Inc. and Petro-Canada dated April 29, 2009, be and the same is hereby approved and authorized."

        In order for the foregoing resolution to be passed, it must be approved by a majority of the votes cast by Suncor Shareholders who vote in person or by proxy at the Suncor Shareholders' Meeting and by a majority of the votes cast by Petro-Canada Shareholders who vote in person or by proxy at the Petro-Canada Shareholders' Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote FOR the approval of the Amalco Stock Option Plan.

 PART III — ADDITIONAL MATTERS TO BE ACTED UPON AT SUNCOR
SHAREHOLDERS' MEETING

        Recognizing in part that the closing of the Arrangement is expected to occur in the third quarter of 2009, it was determined that the annual business to be considered by shareholders of a CBCA public company should be placed before the Suncor Shareholders at the Suncor Shareholders' Meeting. Accordingly, set out below are summary details relating to the election of directors and the re-appointment of Suncor's auditors. More detailed information in respect of these matters, as well as the related disclosure to be included in a management proxy circular for an annual general meeting of shareholders, is included in Appendix H to this Information Circular.

Consolidated Financial Statements

        Suncor's consolidated financial statements for the year ended December 31, 2008 are included in Suncor's 2008 Annual Report.

Election of Directors

        Suncor's articles of incorporation stipulate there shall be not more than 15 or fewer than eight directors. There are currently 11 directors. In accordance with Suncor's by-laws, the Suncor Board has determined that 11 directors will be elected at the Suncor Shareholders' Meeting.

        Management will propose at the meeting that the 11 nominees named in Appendix H to this Information Circular be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual general meeting of Suncor Shareholders or until a successor is elected or appointed, or until completion of the Arrangement, at which time the directors of Amalco will be appointed pursuant to the Plan of Arrangement.

        Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear in Appendix H to this Information Circular.

        Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Suncor Shareholders' Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the Suncor Shares are to be withheld from voting in the election of directors to the Suncor Board.

        The Suncor Board has adopted a policy which requires that any nominee for a director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Suncor Board for consideration promptly following the Suncor Shareholders' Meeting. See the section entitled "Annual General Meeting Business — Majority Voting for Directors" in Appendix H to this Information Circular.

Appointment of Auditors

        The Suncor Board proposes that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual general meeting or until completion of the Arrangement, at which time the auditors of Amalco will be appointed pursuant to the Plan of Arrangement. PricewaterhouseCoopers LLP has been Suncor's auditors for more than five years.

 PART IV — ADDITIONAL MATTERS TO BE ACTED UPON AT PETRO-CANADA
SHAREHOLDERS' MEETING

        Recognizing in part that the closing of the Arrangement is expected to occur in the third quarter of 2009, it was determined that the annual business to be considered by shareholders of a CBCA public company should be placed before the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting. Accordingly, set out below are summary details relating to the election of directors and the re-appointment of Petro-Canada's auditors. More detailed information in respect of these matters, as well as the related disclosure to be included in a management proxy circular for an annual general meeting of shareholders, is included in Appendix I to this Information Circular.

Consolidated Financial Statements

        Petro-Canada's consolidated financial statements for the year ended December 31, 2008 are included in Petro-Canada's current annual report (available to all shareholders upon request or on Petro-Canada's website at www.petro-canada.ca).

Election of Directors

        Petro-Canada's articles require the Petro-Canada Board to have between nine and 13 directors. Resolutions of the Petro-Canada Board set the number of directors of the company from time to time (including the nominees for election as directors at the Meeting).

        The Petro-Canada Board has passed a resolution proposing the 11 nominees named in Appendix I for election to the Petro-Canada Board. Nominees for the Petro-Canada Board will be elected for a term expiring upon the earlier of the completion of the Arrangement and the next annual general meeting of Petro-Canada Shareholders. The Petro-Canada Board has adopted a majority voting policy.

        Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear in Appendix I to this Information Circular.

        Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the Petro-Canada Shares are to be withheld from voting in the election of directors to the Petro-Canada Board.

Appointment of Auditors

        The Petro-Canada Board proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the earlier of the completion of the Arrangement and the close of the next annual general meeting of Petro-Canada Shareholders. Deloitte & Touche LLP has served continuously as auditors of Petro-Canada since June 7, 2002.

 PART V — INFORMATION CONCERNING SUNCOR

        The information concerning Suncor contained in this Information Circular has been provided by Suncor. Although Petro-Canada has no knowledge that would indicate that any of such information is untrue or incomplete, Petro-Canada does not assume any responsibility for the accuracy or completeness of such information or the failure by Suncor to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Petro-Canada.

General

        Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the CBCA on August 22, 1979, of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, Suncor amalgamated with a wholly-owned subsidiary under the CBCA. Suncor amended its articles in 1995 to move its registered office from Toronto, Ontario, to Calgary, Alberta, and again in April 1997, to adopt its current name, "Suncor Energy Inc.". In April 1997, May 2000, May 2002 and May 2008, Suncor amended its articles to divide its issued and outstanding shares on a two-for-one basis. Suncor's registered and principal office is located at 112 - 4th Avenue, S.W. Calgary, Alberta, T2P 2V5.

        Suncor is an integrated energy company, with corporate headquarters in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil and natural gas, transports and refines crude oil and markets petroleum and petrochemical products. Periodically, Suncor also markets third party petroleum products. Suncor also carries on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities Suncor produces.

        For further information regarding Suncor, its Subsidiaries and their respective business activities, including Suncor's inter-corporate relationships and organizational structure, see the Suncor AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

        Information in respect of Suncor has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Regulators. Copies of the documents incorporated herein by reference may be obtained on request without charge from Suncor at Suncor's registered and principal office, located at P.O. Box 38, 112 - 4th Avenue, S.W. Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com and through the EDGAR website at www.sec.gov. Copies of the documents incorporated herein by reference may also be obtained through the merger transition website of Suncor and Petro-Canada at www.suncorpetro-canada.ca and by following the links to Shareholder Information — Joint Information Circular and Proxy Statement — Suncor Documents Incorporated by Reference.

        The following documents of Suncor, filed with the Canadian Securities Regulators, are specifically incorporated by reference into and form an integral part of this Information Circular:

  (a)
  the Suncor AIF;

  (b)
  the audited annual consolidated financial statements of Suncor as at and for the years ended December 31, 2008 and 2007, together with the notes thereto, the auditors' report thereon and the management's discussion and analysis in respect thereof;

  (c)
  the unaudited interim consolidated financial statements of Suncor as at March 31, 2009 and for the three months ended March 31, 2009 and 2008, together with the notes thereto and the management's discussion and analysis in respect thereof; and

  (d)
  the material change report dated March 31, 2009 in respect of the Arrangement and the Arrangement Agreement.

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Suncor with the Canadian Securities Regulators subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

        The Suncor Board has established a policy of paying dividends on a quarterly basis. Suncor reviews its policy from time to time in light of its financial position, financing requirements for growth, cash flow and other factors which the Suncor Board considers relevant. The Suncor Board approved an increase in the quarterly dividend to $0.05 per share from $0.04 per share in the second quarter of 2007, and an increase to $0.04 per share from $0.03 per share during the second quarter of 2006.

        The following table sets forth the per share amount of dividends Suncor has paid to Suncor Shareholders during the last three years.

	Year Ended December 31
	2008	2007	2006
Cash dividends per Suncor Share	$0.20	$0.19	$0.15

        All of the foregoing per share amounts have been adjusted to reflect a two-for-one share split in 2008.

Prior Sales

        In May 2008, Suncor issued 5.80% Medium Term Notes with a principal amount of $700 million under an outstanding $2 billion debt shelf prospectus. These notes bear interest at a rate of 5.80% per annum, which is paid semi-annually, and mature on May 22, 2018. The net proceeds were added to Suncor's general funds to repay outstanding commercial paper, which originally funded Suncor's working capital needs, sustaining capital expenditures and growth capital expenditures.

        In June 2008, Suncor issued 6.10% Notes with a principal amount of US$1.25 billion and 6.85% Notes with a principal amount of US$750 million under an amended US$3.65 billion debt shelf prospectus. These notes bear interest at a rate of 6.10% per annum and 6.85% per annum, respectively, which is paid semi-annually, and mature on June 1, 2018, and June 1, 2039, respectively. The net proceeds were added to Suncor's general funds, which are used for Suncor's working capital needs, sustaining capital expenditures, growth capital expenditures and to repay outstanding commercial paper borrowings.

        During the twelve months prior to the date of this Information Circular, Suncor issued Suncor Shares pursuant to the exercise of outstanding Suncor Options and pursuant to Suncor's dividend reinvestment plan. For information in respect of such issuances, see Note 13 to Suncor's audited annual consolidated financial statements for the year ended December 31, 2008 and Note 6 to Suncor's unaudited interim consolidated financial statements for the three months ended March 31, 2009, each of which is incorporated by reference into this Information Circular.

Price Range and Trading Volume of Suncor Shares

        The Suncor Shares are listed and trade on each of the TSX and the NYSE under the trading symbol "SU". The following table sets forth the price range for and trading volume of the Suncor Shares as reported by the TSX and NYSE for the periods indicated.

	Toronto Stock Exchange			New York Stock Exchange
	High ($)	Low ($)	Volume (millions)	High (US$)	Low (US$)	Volume (millions)
2008
April	61.10	47.78	69.1	60.65	46.31	119.6
May	73.10	53.96	77.4	74.28	52.88	142.7
June	71.25	58.75	79.8	69.94	58.01	109.0
July	62.30	51.32	87.3	61.99	50.80	146.2
August	62.37	51.28	64.5	59.65	49.12	117.9
September	57.21	39.61	114.6	53.95	38.00	194.5
October	43.78	21.85	174.8	41.12	17.83	332.0
November	29.89	18.80	121.1	25.98	14.52	211.1
December	28.14	19.90	100.7	22.99	15.29	177.8
2009
January	29.78	22.00	104.3	25.31	17.37	229.6
February	27.25	21.15	112.1	22.34	16.95	207.3
March	34.22	23.50	192.5	27.92	18.21	342.0
April (to April 28)	32.17	27.44	107.7	26.44	21.61	174.9

        On March 20, 2009, the last trading day on which the Suncor Shares traded prior to announcement of the Arrangement, the closing price of the Suncor Shares on the TSX was $30.90 and on the NYSE was US$25.29. On April 28, 2009, the closing price of the Suncor Shares on the TSX was $30.11 and on the NYSE was US$24.60.

Risk Factors

        An investment in the Suncor Shares or other securities of Suncor is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Suncor AIF and the risk factors discussed throughout Suncor's management's discussion and analysis for the year ended December 31, 2008 and the three months ended March 31, 2009, all of which are incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

        There are no outstanding legal proceedings material to Suncor to which Suncor or any of its Subsidiaries is a party or in respect of which any of their respective assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

        The auditors of Suncor are PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, Calgary, Alberta.

        Computershare Trust Company of Canada at its offices in Calgary, Alberta; Montreal, Quebec; Toronto, Ontario; and Vancouver, British Columbia, and Computershare Trust Company Inc. in Denver, Colorado are the transfer agents and registrars for the Suncor Shares.

Additional Information

        The information contained in this Information Circular is given as of April 29, 2009, except as otherwise indicated. A copy of Suncor's current Annual Report, containing the management's discussion and analysis and the financial statements for Suncor's most recently completed financial year, including the auditor's report thereon, together with any subsequent interim financial statements, may be obtained, without charge, on Suncor's website at www.suncor.com or upon request from Suncor at 112 - 4th Avenue SW, Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com.

        In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of the Suncor AIF, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the address noted above.

        Information contained in or otherwise accessible through Suncor's website does not form a part of this Information Circular and is not incorporated by reference into this Information Circular.

Directors' Approval

        The contents and the sending of this Information Circular have been approved by the Suncor Board.

/s/ JANICE B. ODEGAARD Janice B. Odegaard Vice President and Corporate Secretary of Suncor Energy Inc.
April 29, 2009

 PART VI — INFORMATION CONCERNING PETRO-CANADA

        The information concerning Petro-Canada contained in this Information Circular has been provided by Petro-Canada. Although Suncor has no knowledge that would indicate that any of such information is untrue or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of such information or the failure by Petro-Canada to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Suncor.

General

        Petro-Canada is a corporation incorporated under the CBCA. The registered and principal executive office of Petro-Canada is located at 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Petro-Canada is subject to the provisions of the Petro-Canada Act which, among other things, impose restrictions on the number of Petro-Canada Shares that any shareholder may own, control or vote, and provide Petro-Canada and its directors with powers to enforce these restrictions, including the ability to suspend voting rights, forfeit dividends and compel the sale of Petro-Canada Shares.

        Petro-Canada is an integrated oil and gas company with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream businesses, Petro-Canada explores for, develops, produces and markets crude oil, natural gas liquids and natural gas in Canada and internationally. The downstream business unit refines crude oil and other feedstock, and markets and distributes petroleum products and related goods and services, primarily in Canada.

        For further information regarding Petro-Canada and its business activities, see the Petro-Canada AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

        Information in respect of Petro-Canada has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Regulators. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Petro-Canada, at 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov. Copies of the documents incorporated herein by reference may also be obtained through the merger transition website of Petro-Canada and Suncor at www.suncorpetro-canada.ca and by following the links to Shareholder Information — Joint Information Circular and Proxy Statement — Petro-Canada Documents Incorporated by Reference.

        The following documents of Petro-Canada, filed with the Canadian Securities Regulators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)
the Petro-Canada AIF;

(b)
the audited annual consolidated financial statements of Petro-Canada, as at and for the years ended December 31, 2008 and 2007, together with the notes thereto, the auditors' report thereon and the management's discussion and analysis in respect thereof;

(c)
the unaudited interim consolidated financial statements of Petro-Canada as at March 31, 2009 and for the three months ended March 31, 2009 and 2008, together with the notes thereto and the management's discussion and analysis in respect thereof; and

(d)
the material change report dated March 31, 2009 in respect of the Arrangement and the Arrangement Agreement.

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Petro-Canada with the Canadian Securities Regulators subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

        Petro-Canada regularly reviews its dividend strategy to ensure the alignment of dividend policy with shareholder expectations, and financial and growth objectives. Consistent with this objective, on July 23, 2008, Petro-Canada declared a 54% increase in its quarterly dividend to $0.20 per share, commencing with the dividend payable on October 1, 2008. Total dividends paid in 2008 were $320 million ($0.66 per share), compared with $255 million ($0.52 per share) in 2007 and $201 million ($0.40 per share) in 2006.

Prior Sales

        On May 15, 2008, Petro-Canada issued US$600 million of ten-year notes, bearing interest at the rate of 6.05% per year, and US$900 million of 30-year notes, bearing interest at the rate of 6.80% per year, under its previously filed base shelf prospectus. The base shelf prospectus provides for the offering of up to US$4 billion of debt securities in Canada or the United States over the course of a 25-month period from March 31, 2008.

        During the twelve months prior to the date of this Information Circular, Petro-Canada issued Petro-Canada Shares pursuant to the exercise of outstanding Petro-Canada Options and pursuant to employee share purchase plans. For information in respect of such issuances, see Note 23 to Petro-Canada's audited annual consolidated financial statements for the year ended December 31, 2008 and Note 7 to Petro-Canada's unaudited interim consolidated financial statements for the three months ended March 31, 2009, each of which is incorporated by reference into this Information Circular.

Price Range and Trading Volume of Petro-Canada Shares

        The Petro-Canada Shares are listed and trade on the TSX under the trading symbol "PCA" and on the NYSE under the trading symbol "PCZ". The following table sets forth the price range for and the volume history of the Petro-Canada Shares as reported by the TSX and NYSE for the periods indicated:

	Toronto Stock Exchange			New York Stock Exchange
	High ($)	Low ($)	Volume (millions)	High (US$)	Low (US$)	Volume (millions)
2008
April	52.00	44.69	45.2	51.77	43.70	24.6
May	60.00	50.27	52.9	61.03	49.43	32.4
June	59.05	54.15	48.7	58.24	53.40	31.9
July	55.75	46.04	47.2	56.90	45.44	37.9
August	48.42	45.13	43.9	47.10	42.53	36.1
September	43.92	33.70	75.4	41.25	32.35	61.4
October	35.23	23.70	77.8	33.18	19.08	92.6
November	33.73	20.83	54.7	25.30	16.43	56.2
December	29.25	25.28	47.1	24.46	19.92	52.3
2009
January	30.95	26.59	44.1	25.96	21.35	53.9
February	29.81	24.88	37.1	24.46	19.88	45.3
March	35.70	25.12	93.4	29.29	19.46	92.3
April (to April 28)	39.63	34.36	61.4	32.34	27.07	72.3

        On March 20, 2009, the last trading day on which the Petro-Canada Shares traded prior to announcement of the Arrangement, the closing price of the Petro-Canada Shares on the TSX was $29.65 and on the NYSE was US$24.01. On April 28, 2009, the closing price of the Petro-Canada Shares on the TSX was $37.65 and on the NYSE was US$30.56.

Risk Factors

        An investment in the Petro-Canada Shares is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Management" in the Petro-Canada AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

        There are no outstanding legal proceedings material to Petro-Canada to which Petro-Canada is a party or in respect of which any of its assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

        The auditors of Petro-Canada are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Calgary, Alberta.

        CIBC Mellon Trust Company of Canada at its offices in Calgary, Alberta and The Bank of New York Mellon at its offices in Jersey City, New Jersey are the transfer agents and registrars for the Petro-Canada Shares.

Additional Information

        The information contained in this Information Circular is given as of April 29, 2009, except as otherwise indicated. Financial information is provided in Petro-Canada's consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Petro-Canada's securities and securities authorized for issuance under equity compensation plans, is contained in Appendix I.

        Copies of Petro-Canada's AIF, as well as Petro-Canada's latest annual report (which includes Petro-Canada's consolidated financial statements and management's discussion and analysis) for the year ended December 31, 2008 may be obtained from Petro-Canada's website at www.petro-canada.ca or by mail upon request from the Corporate Secretary, 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3.

        Interested persons may also access disclosure documents and any reports, statements or other information that Petro-Canada files with the Canadian provincial securities commissions or other similar regulatory authorities through the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

Board of Directors Approval

        The Board of Directors of Petro-Canada has approved the contents and sending of this Information Circular.

/s/ HUGH L. HOOKER Hugh L. Hooker Corporate Secretary of Petro-Canada
April 29, 2009

 PART VII — GENERAL PROXY MATTERS — SUNCOR

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by management of Suncor to be used at the Suncor Shareholders' Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Suncor who will be specifically remunerated therefor.

        Suncor and Petro-Canada have also retained Kingsdale Shareholder Services Inc. to assist each of them in connection with communicating to Shareholders. In connection with these services, Kingsdale Shareholder Services Inc. is expected to receive an aggregate fee of approximately $250,000 and will be reimbursed for its reasonable out-of-pocket expenses.

        All costs of the solicitation for the Suncor Shareholders' Meeting will be borne by Suncor.

        The information set forth below generally applies to registered holders of Suncor Shares. See "Suncor Shareholders — Questions and Answers" accompanying this Information Circular. If you are a beneficial holder of Suncor Shares (i.e., your Suncor Shares are held through a broker, financial institution or other nominee), please see "Joint Information Circular and Proxy Statement — Information for Beneficial Shareholders" at the front of this Information Circular.

Appointment and Revocation of Proxies

        Accompanying this Information Circular are forms of proxy for holders of Suncor Shares. The persons named in the enclosed forms of proxy are directors and/or officers of Suncor. A Suncor Shareholder desiring to appoint a person (who need not be a Suncor Shareholder) to represent such Suncor Shareholder at the Suncor Shareholders' Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department. The form of proxy must be received by Computershare Trust Company of Canada not later than 1:00 p.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Suncor Shareholders' Meeting. Failure to so deposit a form of proxy shall result in its invalidation. Notwithstanding the foregoing, the Chairman of the Suncor Shareholders' Meeting has the discretion to accept proxies received after such deadline.

        A Suncor Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Suncor Shareholder or by its attorney duly authorized in writing or, if the Suncor Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada not later than 1:00 p.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Suncor Shareholders' Meeting or with the Chairman of the Suncor Shareholders' Meeting on the day of the Suncor Shareholders' Meeting or any adjournment thereof.

Record Date

        The Record Date for determination of Suncor Shareholders entitled to receive notice of and to vote at the Suncor Shareholders' Meeting is April 28, 2009. Only Suncor Shareholders whose names have been entered in the applicable register of Suncor Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Suncor Shareholders' Meeting.

Signature of Proxy

        The accompanying form of proxy must be executed by the Suncor Shareholder or its attorney authorized in writing, or if the Suncor Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Suncor).

Voting of Proxies

        The persons named in the accompanying form of proxy will vote the Suncor Shares in respect of which they are appointed in accordance with the direction of the Suncor Shareholder appointing them. In the absence of such direction, the Suncor Shares will be voted FOR the approval of the Suncor Arrangement Resolution and FOR the other matters to be considered at the Suncor Shareholders' Meeting as described in this Information Circular.

Exercise of Discretion of Proxy

        The proxyholder has discretion under the accompanying form of proxy to consider matters to come before the Suncor Shareholders' Meeting. At the date of this Information Circular, management of Suncor knows of no amendments, variations or other matters to come before the Suncor Shareholders' Meeting other than the matters referred to in the Notice of Meeting. Suncor Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting by Internet and Telephone

        Suncor Shareholders may use the internet at www.investorvote.com and the telephone at 1-866-732-8683 (a toll-free number) or 312-588-4290 (direct dial outside North America) to transmit their voting instructions and for electronic delivery of information. Suncor Shareholders should have the form of proxy in hand when they access the website or dial the toll-free number noted above. Suncor Shareholders will be prompted to enter their Control Number, Holder Account Number and Access Number which are located on the form of proxy. If Suncor Shareholders vote by internet or by telephone, their vote must be received not later than 1:00 p.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Suncor Shareholders' Meeting. The website may be used to appoint a proxyholder to attend and vote on a Suncor Shareholder's behalf at the Suncor Shareholders' Meeting and to convey a Suncor Shareholder's voting instructions. Please note that if a Suncor Shareholder appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment, a Suncor Shareholder may resubmit their proxy, prior to the deadline noted above. The toll-free telephone number can only be used to convey a Suncor Shareholder's voting instructions and cannot be used to appoint a proxyholder to attend at and vote at a meeting on the Suncor Shareholder's behalf at the Suncor Shareholders' Meeting. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

        As at April 27, 2009, there were 936,789,290 Suncor Shares issued and outstanding. To the knowledge of the directors and officers of Suncor, as at April 27, 2009, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Suncor Shares in aggregate entitled to more than 10% of the votes which may be cast at the Suncor Shareholders' Meeting.

Indebtedness of Directors and Executive Officers of Suncor

        Suncor is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Suncor, a proposed nominee for election as a director of Suncor, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Suncor, indebted to Suncor or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Suncor has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Suncor or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

        Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), Suncor is not aware of any material interest, direct or indirect, of any informed person of Suncor, or any associate or affiliate of any informed person, in any transaction since the commencement of Suncor's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Suncor or any of its Subsidiaries.

        For the purposes of this Information Circular an "informed person" means a director or executive officer of Suncor, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Suncor and any person or company who beneficially owns, directly or indirectly, voting securities of Suncor or who exercises control or direction over voting securities of Suncor or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Suncor.

Statement of Rights

        Canadian Securities Laws provide Suncor Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Suncor Shareholders; however, such rights must be exercised within the prescribed time limits. Suncor Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal counsel.

Procedure and Votes Required

Suncor Arrangement Resolution

        The Interim Order provides that each holder of Suncor Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Suncor Shareholders' Meeting.

        Pursuant to the Interim Order:

(a)
each Suncor Share entitled to vote at the Suncor Shareholders' Meeting will entitle the holder to one vote at the Suncor Shareholders' Meeting in respect of the Suncor Arrangement Resolution;

(b)
the number of votes required to pass the Suncor Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Suncor Shareholders, either in person or by proxy, voting at the Suncor Shareholders' Meeting; and

(c)
the quorum at the Suncor Shareholders' Meeting shall be two persons present in person, each being a Suncor Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Suncor Shareholder so entitled, representing in the aggregate not less than 10% of the aggregate number of outstanding Suncor Shares. If a quorum is present at the opening of the Suncor Shareholders' Meeting, the Suncor Shareholders present or represented may proceed with the business of the Suncor Shareholders' Meeting notwithstanding that a quorum is not present throughout the Suncor Shareholders' Meeting. If a quorum is not present at the opening of the Suncor Shareholders' Meeting, the Suncor Shareholders present or represented may adjourn the Suncor Shareholders' Meeting to a fixed time and place but may not transact any other business.

        Notwithstanding the foregoing, the Suncor Arrangement Resolution authorizes the Suncor Board, without further notice to or approval of the Suncor Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Suncor Arrangement Resolution.

 PART VIII — GENERAL PROXY MATTERS — PETRO-CANADA

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by management of Petro-Canada to be used at the Petro-Canada Shareholders' Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Petro-Canada who will be specifically remunerated therefor.

        Suncor and Petro-Canada have also retained Kingsdale Shareholder Services Inc. to assist each of them in connection with communicating to Shareholders. In connection with these services, Kingsdale Shareholder Services Inc. is expected to receive an aggregate fee of approximately $250,000 and will be reimbursed for its reasonable out-of-pocket expenses.

        All costs of the solicitation for the Petro-Canada Shareholders' Meeting will be borne by Petro-Canada.

        The information set forth below generally applies to registered holders of Petro-Canada Shares. See "Petro-Canada Shareholders — Questions and Answers" accompanying this Information Circular. If you are a beneficial holder of Petro-Canada Shares (i.e., your Petro-Canada Shares are held through a broker, financial institution or other nominee), please see "Joint Information Circular and Proxy Statement — Information for Beneficial Shareholders" at the front of this Information Circular.

Appointment and Revocation of Proxies

        Accompanying this Information Circular is a form of proxy for holders of Petro-Canada Shares. The persons named in the enclosed form of proxy are directors and/or officers of Petro-Canada. A Petro-Canada Shareholder desiring to appoint a person (who need not be a Petro-Canada Shareholder) to represent such Petro-Canada Shareholder at the Petro-Canada Shareholders' Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of CIBC Mellon Trust Company, Attention: Proxy Department, by mail: P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502. The form of proxy must be received by CIBC Mellon Trust Company not later than 9:00 a.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Petro-Canada Shareholders' Meeting. Failure to so deposit a form of proxy shall result in its invalidation. Notwithstanding the foregoing, the Chairman of Petro-Canada Shareholders' Meeting has the discretion to accept proxies received after such deadline.

        A Petro-Canada Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Petro-Canada Shareholder or by its attorney duly authorized in writing or, if the Petro-Canada Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC Mellon Trust Company not later than 9:00 a.m. (Calgary time) on Tuesday, June 2, 2009 or 48 hours prior to the time of any adjournment of the Petro-Canada Shareholders' Meeting or with the Chairman of the Petro-Canada Shareholders' Meeting on the day of the Petro-Canada Shareholders' Meeting or any adjournment thereof.

Record Date

        The Record Date for determination of Petro-Canada Shareholders entitled to receive notice of and to vote at the Petro-Canada Shareholders' Meeting is April 28, 2009. Only Petro-Canada Shareholders whose names have been entered in the register of Petro-Canada Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Petro-Canada Shareholders' Meeting.

Signature of Proxy

        The accompanying form of proxy must be executed by the Petro-Canada Shareholder or its attorney authorized in writing, or if the Petro-Canada Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Petro-Canada).

Voting of Proxies

        The persons named in the accompanying form of proxy will vote the Petro-Canada Shares in respect of which they are appointed in accordance with the direction of the Petro-Canada Shareholder appointing them. In the absence of such direction, the Petro-Canada Shares will be voted FOR the approval of the Petro-Canada Arrangement Resolution and FOR the other matters to be considered at the Petro-Canada Shareholders' Meeting as described in this Information Circular.

Exercise of Discretion of Proxy

        The proxyholder has discretion under the accompanying form of proxy to consider matters to come before the Petro-Canada Shareholders' Meeting. At the date of this Information Circular, management of Petro-Canada knows of no amendments, variations or other matters to come before the Petro-Canada Shareholders' Meeting other than the matters referred to in the Notice of Meeting. Petro-Canada Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting Securities and Principal Holders Thereof

        As at April 27, 2009, there were 484,894,005 Petro-Canada Shares issued and outstanding. To the knowledge of the directors and officers of Petro-Canada, as at April 27, 2009, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Petro-Canada Shares in aggregate entitled to more than 10% of the votes which may be cast at the Petro-Canada Shareholders' Meeting except as follows. The investment firm of Alliance Bernstein L.P. exercises control or direction over 51,029,472 Petro-Canada Shares as at April 10, 2009, representing approximately 10.5% of the total issued and outstanding Petro-Canada Shares as at April 10, 2009.

Indebtedness of Directors and Executive Officers of Petro-Canada

        Petro-Canada is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Petro-Canada, a proposed nominee for election as a director of Petro-Canada, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Petro-Canada, indebted to Petro-Canada or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Petro-Canada has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Petro-Canada.

Interest of Informed Persons in Material Transactions

        Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), Petro-Canada is not aware of any material interest, direct or indirect, of any informed person of Petro-Canada, any nominee director of Petro-Canada, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Petro-Canada's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Petro-Canada or any of its Subsidiaries.

        For the purposes of this Information Circular an "informed person" means a director or executive officer of Petro-Canada, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Petro-Canada and any person or company who beneficially owns, directly or indirectly, voting securities of Petro-Canada or who exercises control or direction over voting securities of Petro-Canada or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Petro-Canada.

Statement of Rights

        Canadian Securities Laws provide Petro-Canada Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Petro-Canada Shareholders; however, such rights must be exercised within the prescribed time limits. Petro-Canada Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their legal counsel.

Procedure and Votes Required

Petro-Canada Arrangement Resolution

        The Interim Order provides that each holder of Petro-Canada Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Petro-Canada Shareholders' Meeting.

        Pursuant to the Interim Order:

  (a)
  each Petro-Canada Share entitled to vote at the Petro-Canada Shareholders' Meeting will entitle the holder to one vote at the Petro-Canada Shareholders' Meeting in respect of the Petro-Canada Arrangement Resolution;

  (b)
  the number of votes required to pass the Petro-Canada Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Petro-Canada Shareholders, either in person or by proxy, voting at the Petro-Canada Shareholders' Meeting; and

  (c)
  the quorum at the Petro-Canada Shareholders' Meeting shall be two persons present in person, each being a Petro-Canada Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Petro-Canada Shareholder so entitled. If a quorum is present at the opening of the Petro-Canada Shareholders' Meeting, the Petro-Canada Shareholders present or represented may proceed with the business of the Petro-Canada Shareholders' Meeting notwithstanding that a quorum is not present throughout the Petro-Canada Shareholders' Meeting. If a quorum is not present at the opening of the Petro-Canada Shareholders' Meeting, the Petro-Canada Shareholders present or represented may adjourn the Petro-Canada Shareholders' Meeting to a fixed time and place but may not transact any other business.

        Notwithstanding the foregoing, the Petro-Canada Arrangement Resolution authorizes the Petro-Canada Board, without further notice to or approval of the Petro-Canada Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Petro-Canada Arrangement Resolution.

 APPENDIX A — ARRANGEMENT RESOLUTIONS

 ARRANGEMENT RESOLUTION — SUNCOR ENERGY INC.

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

        (1)    The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Suncor (the "Company") and Petro-Canada, as more particularly described and set forth in the joint information circular and proxy statement of the Company and Petro-Canada dated April 29, 2009 (the "Circular"), as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

        (2)    The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule 1.1(a) to the Arrangement Agreement made as of March 22, 2009 between the Company and Petro-Canada (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

        (3)    The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

        (4)    Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

        (5)    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

        (6)    Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

 ARRANGEMENT RESOLUTION — PETRO-CANADA

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

        (1)    The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Suncor Energy Inc. and Petro-Canada (the "Company"), as more particularly described and set forth in the joint information circular and proxy statement of Suncor Energy Inc. and the Company dated April 29, 2009 (the "Circular"), as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

        (2)    The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule 1.1(a) to the Arrangement Agreement made as of March 22, 2009 between Suncor Energy Inc. and the Company (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

        (3)    The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

        (4)    Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

        (5)    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

        (6)    Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

 APPENDIX B — INTERIM ORDER

Action No. 0901-06284

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

        AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNCOR ENERGY INC., PETRO-CANADA, CERTAIN SUBSIDIARIES OF SUNCOR ENERGY INC. AND PETRO-CANADA, THE SHAREHOLDERS OF SUNCOR ENERGY INC. AND THE SHAREHOLDERS OF PETRO-CANADA

BEFORE THE HONOURABLE MADAM JUSTICE B.E.C. ROMAINE	AT THE COURT HOUSE AT CALGARY, ALBERTA, ON WEDNESDAY, THE 29TH DAY OF APRIL, 2009

INTERIM ORDER

UPON the Joint Petition (the "Petition") of Suncor Energy Inc. ("Suncor") and Petro-Canada for an Interim Order under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the "CBCA") in connection with a proposed arrangement under section 192 of the CBCA; AND UPON reading the Affidavits of Ernest F.H. Roberts, the Executive Vice-President and Chief Financial Officer of Petro-Canada, sworn April 28, 2009 (the "Petro-Canada Affidavit") and J. Kenneth Alley, the Senior Vice President and Chief Financial Officer of Suncor, sworn April 28, 2009, (the "Suncor Affidavit"), and the documents referred to therein;

AND UPON hearing counsel for Suncor and counsel for Petro-Canada;

AND UPON noting that the Director appointed under the CBCA (the "Director") has been served with notice of this application as required by subsection 192(5) of the CBCA and is not opposing the application;

IT IS HEREBY ORDERED THAT:

General

1.
The capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Suncor and Petro-Canada (the "Information Circular"), a draft copy of which is attached as Exhibit "A" to each of the Petro-Canada Affidavit and the Suncor Affidavit (together, the "Affidavits"); and all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule 1.1(a) to the Arrangement Agreement attached as Appendix "C" to the Information Circular.

2.
The proposed course of action is an "arrangement" within the definition of the CBCA and the Petitioners may proceed with the Arrangement.

3.
Suncor shall seek approval of the Arrangement by the holders (the "Suncor Shareholders") of common shares in the capital of Suncor (the "Suncor Shares") in the manner set forth below.

4.
Petro-Canada shall seek approval of the Arrangement by the holders (the "Petro-Canada Shareholders") of the common shares in the capital of Petro-Canada (the "Petro-Canada Shares") in the manner set forth below.

Suncor Meeting

5.
Suncor shall call and conduct a meeting (the "Suncor Meeting") of Suncor Shareholders on or about June 4, 2009. At the Suncor Meeting, Suncor Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix "A" — "Arrangement

  Resolution — Suncor Energy Inc." of the Information Circular (the "Suncor Arrangement Resolution") and such other business described in the Information Circular and as may properly be brought before the Suncor Meeting or any adjournment thereof, all as more particularly described in the Information Circular. The Suncor Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the by-laws of Suncor in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Suncor Meeting, this Order and any further Order of this Court.

6.
The quorum at the Suncor Meeting shall be two persons present in person, each being a Suncor Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Suncor Shareholder so entitled, representing in the aggregate not less than 10% of the aggregate number of outstanding Suncor Shares. If a quorum is present at the opening of the Suncor Meeting, the Suncor Shareholders present or represented may proceed with the business of the Suncor Meeting notwithstanding that a quorum is not present throughout the Suncor Meeting. If a quorum is not present at the opening of the Suncor Meeting, the Suncor Shareholders present or represented may adjourn the Suncor Meeting to a fixed time and place but may not transact any other business.

7.
The Board of Directors of Suncor has fixed a record date for the Suncor Meeting of April 28, 2009 (the "Suncor Record Date"). Only Suncor Shareholders whose names have been entered in the register of Suncor Shareholders at the close of business on the Suncor Record Date will be entitled to receive notice of the Suncor Meeting and to vote at the Suncor Meeting. Each Suncor Shareholder shall be entitled to one vote at the Suncor Meeting in respect of the Suncor Arrangement Resolution for each one Suncor Share held.

8.
The Chair of the Suncor Meeting shall be a person allowed to be appointed as Chair pursuant to By-law No. 1 of Suncor.

9.
The Secretary of the Suncor Meeting shall be an officer of Suncor, or in the Secretary's absence, a person (who need not be an officer or employee of Suncor) selected for that purpose by the Chair of the Suncor Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Suncor Meeting.

10.
The only persons entitled to attend and speak at the Suncor Meeting shall be the Suncor Shareholders or their authorized representatives, Suncor's directors, officers and auditors, representatives of Suncor, the Suncor Scrutineers (as defined herein) and their representatives, the Director and other persons with the permission of the Chair of the Suncor Meeting.

11.
The requisite approval for the Suncor Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Suncor Shareholders, present in person or by proxy, at the Suncor Meeting. Such approval shall be sufficient to authorize Suncor to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis that is consistent with what is provided for in the Information Circular without the necessity of any further approval by the Suncor Shareholders, subject only to regulatory approvals and final approval of the Arrangement by this Court.

12.
To be valid, a proxy must be deposited with Suncor in the manner described in this Order.

13.
The accidental omission to give notice of the Suncor Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Suncor Meeting.

Petro-Canada Meeting

14.
Petro-Canada shall call and conduct a meeting (the "Petro-Canada Meeting") of Petro-Canada Shareholders on or about June 4, 2009. At the Petro-Canada Meeting, Petro-Canada Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix "A" — "Arrangement Resolution — Petro-Canada" of the Information Circular (the "Petro-Canada Arrangement Resolution") and such other business described in the Information Circular and as may properly be brought before the Petro-Canada Meeting or any adjournment thereof, all as more particularly described in the Information Circular. The Petro-Canada Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the by-laws of Petro-Canada in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Petro-Canada Meeting, this Order and any further Order of this Court.

15.
The quorum at the Petro-Canada Meeting shall be two persons present in person, each being a Petro-Canada Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Petro-Canada Shareholder so entitled. If a quorum is present at the opening of the Petro-Canada Meeting, the Petro-Canada Shareholders present or represented may proceed with the business of the Petro-Canada Meeting notwithstanding that a quorum is not present throughout the Petro-Canada Meeting. If a quorum is not present at the opening of the Petro-Canada Meeting, the Petro-Canada Shareholders present or represented may adjourn the Petro-Canada Meeting to a fixed time and place but may not transact any other business.

16.
The Board of Directors of Petro-Canada has fixed a record date for the Petro-Canada Meeting of April 28, 2009 (the "Petro-Canada Record Date"). Only Petro-Canada Shareholders whose names have been entered in the register of Petro-Canada Shareholders at the close of business on the Petro-Canada Record Date will be entitled to receive notice of the Petro-Canada Meeting and to vote at the Petro-Canada Meeting. Each Petro-Canada Shareholder shall be entitled to one vote at the Petro-Canada Meeting in respect of the Petro-Canada Arrangement Resolution for each one Petro-Canada Share held.

17.
The Chair of the Petro-Canada Meeting shall be the Chair of the Board of Directors of Petro-Canada or, failing him, the President and Chief Executive Officer of Petro-Canada.

18.
The Secretary of the Petro-Canada Meeting shall be an officer of Petro-Canada, or in the Secretary's absence, a person (who need not be an officer or employee of Petro-Canada) selected for that purpose by the Chair of the Petro-Canada Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Petro-Canada Meeting.

19.
The only persons entitled to attend and speak at the Petro-Canada Meeting shall be the Petro-Canada Shareholders or their authorized representatives, Petro-Canada's directors, officers and its auditors, representatives of Petro-Canada, the Petro-Canada Scrutineers (as defined herein) and their representatives, the Director and other persons with the permission of the Chair of the Petro-Canada Meeting.

20.
The requisite approval for the Petro-Canada Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Petro-Canada Shareholders, present in person or by proxy, at the Petro-Canada Meeting. Such approval shall be sufficient to authorize Petro-Canada to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis that is consistent with what is provided for in the Information Circular without the necessity of any further approval by the Petro-Canada Shareholders, subject only to regulatory approvals and final approval of the Arrangement by this Court.

21.
To be valid, a proxy must be deposited with Petro-Canada in the manner described in this Order.

22.
The accidental omission to give notice of the Petro-Canada Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Petro-Canada Meeting.

Scrutineers

23.
Subject to its agreement, the scrutineers for the Suncor Meeting (the "Suncor Scrutineers") shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) or such other person as determined by the Suncor board of directors. The duties of the Suncor Scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Suncor Meeting. The duties of the Suncor Scrutineers shall extend to:

(a)
invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)
reporting to the Chair on the quorum of the Suncor Meeting;

(c)
reporting to the Chair on any polls taken or ballots cast at the Suncor Meeting; and

  (d)
  providing to Suncor and to the Chair and Secretary of the Suncor Meeting written reports on matters related to their duties.

24.
Subject to its agreement, the scrutineers for the Petro-Canada Meeting (the "Petro-Canada Scrutineers") shall be CIBC Mellon Trust Company (acting through its representatives for that purpose) or such other person as determined by the Petro-Canada board of directors. The duties of the Petro-Canada Scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Petro-Canada Meeting. The duties of the Petro-Canada Scrutineers shall extend to:

(a)
invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)
reporting to the Chair on the quorum of the Petro-Canada Meeting;

(c)
reporting to the Chair on any polls taken or ballots cast at the Petro-Canada Meeting; and

(d)
providing to Petro-Canada and to the Chair and Secretary of the Petro-Canada Meeting written reports on matters related to their duties.

Adjournments and Postponements

25.
Suncor, if it deems it to be advisable, may adjourn or postpone the Suncor Meeting on one or more occasions and for such period or periods of time as Suncor deems advisable, without the necessity of first convening such Suncor Meeting or first obtaining any vote of Suncor Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Suncor Shareholders by one of the methods specified in this Order, as determined to be the most appropriate method of communication by the board of directors of Suncor (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement). If the Suncor Meeting is adjourned or postponed in accordance with this Order, the references to the Suncor Meeting in this Order shall be deemed to be the Suncor Meeting as adjourned or postponed.

26.
Petro-Canada, if it deems it to be advisable, may adjourn or postpone the Petro-Canada Meeting on one or more occasions and for such period or periods of time as Petro-Canada deems advisable, without the necessity of first convening such Petro-Canada Meeting or first obtaining any vote of Petro-Canada Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Petro-Canada Shareholders by one of the methods specified in this Order, as determined to be the most appropriate method of communication by the board of directors of Petro-Canada (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement). If the Petro-Canada Meeting is adjourned or postponed in accordance with this Order, the references to the Petro-Canada Meeting in this Order shall be deemed to be the Petro-Canada Meeting as adjourned or postponed.

Amendments to Plan of Arrangement

27.
Suncor and Petro-Canada are authorized to make such amendments, revisions or supplements to the Arrangement as they may determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement. The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Suncor Meeting and the Petro-Canada Meeting and the subject of the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution (collectively, the "Arrangement Resolutions").

Solicitation of Proxies

28.
Suncor and Petro-Canada are authorized to use the proxies enclosed with the Information Circular, subject to their ability to insert dates and other relevant information in the final forms of such proxies. Suncor and Petro-Canada are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

Dissent Rights

29.
The registered Suncor Shareholders and the registered Petro-Canada Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 190 of the CBCA with respect to the Arrangement Resolutions.

30.
In order for a Suncor Shareholder to exercise such right of dissent under Section 190 of the CBCA:

(a)
the dissenting Suncor Shareholder's written objection to the Suncor Arrangement Resolution must be received by Suncor c/o its counsel Blake, Cassels & Graydon LLP, (i) at 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: A. Webster Macdonald Jr., Q.C. or David Tupper, or (ii) by facsimile transmission to Blake, Cassels & Graydon LLP, Facsimile (403) 260-9700, (Attention: A. Webster Macdonald Jr., Q.C. or David Tupper) by 5:00 p.m. (Calgary time), on June 2, 2009 or, in the case of any adjournment or postponement of the Suncor Meeting, by no later than 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Suncor Meeting;

(b)
a dissenting Suncor Shareholder shall not have voted any of his or her Suncor Shares at the Meeting, either by proxy or in person, in favour of the Suncor Arrangement Resolution;

(c)
a Suncor Shareholder may not exercise the right of dissent in respect of only a portion of the holder's Suncor Shares but may dissent only with respect to all of the Suncor Shares held by the Suncor Shareholder;

(d)
the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Interim Order; and

(e)
a vote against the Suncor Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a) above.

31.
The fair value of the Suncor Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Suncor Shareholders.

32.
In order for a Petro-Canada Shareholder to exercise such right of dissent under Section 190 of the CBCA:

(a)
the dissenting Petro-Canada Shareholder's written objection to the Petro-Canada Arrangement Resolution must be received by Petro-Canada c/o its counsel Macleod Dixon LLP, (i) at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: John J. Marshall, Q.C. or Roger F. Smith, or (ii) by facsimile transmission to Macleod Dixon LLP, Facsimile (403) 264-5973 (Attention: John J. Marshall, Q.C. or Roger Smith) by 5:00 p.m. (Calgary time) on June 2, 2009 or, in the case of an adjournment or postponement of the Petro-Canada Meeting, by not later than 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Petro-Canada Meeting;

(b)
a dissenting Petro-Canada Shareholder shall not have voted any of his or her Petro-Canada Shares at the Meeting, either by proxy or in person, in favour of the Petro-Canada Arrangement Resolution;

(c)
a Petro-Canada Shareholder may not exercise the right of dissent in respect of only a portion of the holder's Petro-Canada Shares but may dissent only with respect to all of the Petro-Canada Shares held by the Petro-Canada Shareholder;

(d)
the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Interim Order; and

(e)
a vote against the Petro-Canada Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a) above.

33.
The fair value of the Petro-Canada Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Petro-Canada Shareholders.

34.
Subject to further order of this Court, the rights available to the Suncor Shareholders and the Petro-Canada Shareholders under the CBCA and the Arrangement to dissent from the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, respectively shall constitute full and sufficient rights of dissent for the Suncor Shareholders and the Petro-Canada Shareholders with respect to the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, respectively.

35.
Notice to the Suncor Shareholders and the Petro-Canada Shareholders of their right of dissent with respect to the Suncor Arrangement Resolution and the Petro-Canada Arrangement Resolution, respectively and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Shares shall be given by including information with respect to this right in the Information Circular to be sent to the Shareholders in accordance with paragraph 36 of this Order.

Notice

36.
An Information Circular, substantially in the form attached as Exhibit "A" to the Affidavits with amendments thereto as Suncor or its counsel or Petro-Canada or its counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with any other communications or documents determined by Suncor and Petro-Canada to be necessary or advisable, shall be sent those Shareholders who were holders of record as of the Suncor Record Date or Petro-Canada Record Date, as applicable, the directors of Suncor, the directors of Petro-Canada, the auditors of Suncor, the auditors of Petro-Canada, and the Director by one or more of the following methods:

(a)
in the case of registered Suncor Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Suncor as of the Suncor Record Date not later than 21 days prior to the Suncor Meeting;

(b)
in the case of registered Petro-Canada Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Petro-Canada as of the Petro-Canada Record Date not later than 21 days prior to the Petro-Canada Meeting;

(c)
in the case of non-registered Shareholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") at least four Business Days prior to the 21st day prior to the date of the Meetings;

(d)
in the case of the directors of Suncor, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Suncor Meeting;

(e)
in the case of the directors of Petro-Canada, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Petro-Canada Meeting;

(f)
in the case of the auditors of Suncor, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Suncor Meeting;

(g)
in the case of the auditors of Petro-Canada, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Petro-Canada Meeting;

(h)
in the case of the Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Director not later than 21 days prior to the date of the Petro-Canada Meeting and not later than 21 days prior to the date of the Suncor Meetings; and

  (i)
  the provincial and territorial securities commissions in Canada, the United States Securities and Exchange Commission, the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada and the Electronic Data Gathering, Analysis, and Retrieval System in the United States at least 21 days prior to the date of the Meetings;

  and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meetings.

37.
The Information Circular and related materials shall be deemed to have been received:

(a)
in the case of mailing, three days after the delivery thereof to the post office;

(b)
in the case of delivery in person, upon receipt thereof at the intended recipient's address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c)
in the case of delivery by facsimile, at the time the transmission is complete;

(d)
in the case of distribution by electronic transmission, upon the sending thereof;

(e)
in the case of press release, at the time of dissemination of the press release; and

(f)
in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

  In all such cases leave is granted for service outside Alberta to the extent such leave is required.

38.
Delivery of the Information Circular and related materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Suncor Shareholders and the Petro-Canada Shareholders, the directors and auditors of Suncor, the directors and auditors of Petro-Canada and the Director of:

(a)
the Petition;

(b)
this Order;

(c)
the Notices of the Meetings; and

(d)
the Notice of Petition;

  all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Suncor and Petro-Canada may consider fit.

Deposit of Proxies

39.
Proxies, properly executed and completed in accordance with the instructions thereon, must be deposited with the Suncor Scrutineers at the offices of the Suncor Scrutineers designated in the Notice of Meeting, or with persons appointed by the Scrutineers for that purpose, by 1:00 p.m. (Calgary time) on June 2, 2009, or 48 hours prior to the time of any adjournment of the Suncor Meeting.

40.
The Chair of the Suncor Meeting is authorized to, but need not, accept late proxies.

41.
Proxies, properly executed and completed in accordance with the instructions thereon, must be deposited with the Petro-Canada Scrutineers at the offices of the Petro-Canada Scrutineers designated in the Notice of Meeting, or with persons appointed by the Scrutineers for that purpose, by 9:00 a.m. (Calgary time) on June 2, 2009 or 48 hours prior to the time of any adjournment of the Petro-Canada Meeting.

42.
The Chair of the Petro-Canada Meeting is authorized to, but need not, accept late proxies.

Revocation of Proxies

43.
Proxies given by Suncor Shareholders for use at the Suncor Meeting may be revoked. A Suncor Shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the Suncor

  Shareholder or by his or her attorney authorized in writing, or if the Suncor Shareholder is a corporation by an officer or attorney of the corporation duly authorized:

  (a)
  at the offices of Computershare Trust Company of Canada not later than 1:00 p.m. (Calgary time) on June 2, 2009, or 48 hours prior to the time of any adjournment of the Suncor Meeting; or

  (b)
  with the Chair of the Suncor Meeting on the day of the Suncor Meeting or adjournment(s) thereof.

44.
Proxies given by Petro-Canada Shareholders for use at the Petro-Canada Meeting may be revoked. A Petro-Canada Shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the Petro-Canada Shareholder or by his or her attorney authorized in writing, or if the Petro-Canada Shareholder is a corporation by an officer or attorney of the corporation duly authorized:

(a)
at the offices of CIBC Mellon Trust Company not later than 9:00 a.m. (Calgary time) on June 2, 2009, or 48 hours prior to the time of any adjournment of the Petro-Canada Meeting; or

(b)
with the Chair of the Petro-Canada Meeting on the day of the Petro-Canada Meeting or adjournment(s) thereof.

45.
The Chair of the Suncor Meeting and the Chair of the Petro-Canada Meeting shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)
has been properly executed;

(b)
has been properly delivered;

(c)
is genuine; and/or

(d)
indicates the intention of the Shareholder submitting the same.

46.
Any ruling of the Chair of the Suncor Meeting and any ruling of the Chair of the Petro-Canada Meeting shall be final and determinative, provided that:

(a)
the Chair of the Suncor Meeting shall be required to report to Suncor the ruling thereon,

(b)
the Chair of the Petro-Canada Meeting shall be required to report to Petro-Canada the ruling thereon; and

(c)
any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this matter.

47.
The Chair of the Suncor Meeting may waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that (s)he instructs the Scrutineers prior to the last time at which any proxy or revocation is to be used.

48.
The Chair of the Petro-Canada Meeting may waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that (s)he instructs the Scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

49.
Subject to further Order of this Court and provided that the Suncor Shareholders and the Petro-Canada Shareholders have approved the Arrangement in the manner directed by this Court and the directors of Suncor and the directors of Petro-Canada have not revoked that approval, Suncor and Petro-Canada may proceed with an application for approval of the Arrangement and the Final Order on June 5, 2009 at 9:30 a.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Suncor Shareholders, Petro-Canada Shareholders, Suncor, Petro-Canada and all other persons will be bound by the Arrangement in accordance with its terms.

50.
Any Shareholder or any other interested party (other than Suncor or Petro-Canada) (together, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Suncor or Petro-Canada on or before noon (Calgary time) on May 29, 2009, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of such Interested Party's position and any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Suncor shall be effected by service upon the solicitors for Suncor, Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: A. Webster Macdonald Jr., Q.C. Service of this notice on Petro-Canada shall be effected by service upon the solicitors for Petro-Canada, Macleod Dixon LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: John J. Marshall, Q.C. or Roger F. Smith.

51.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 50 of this Order shall have notice of the adjourned date.

Leave to Vary Interim Order

52.
Suncor and Petro-Canada are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

53.
To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the Suncor Shares or the Petro-Canada Shares or to which the Suncor Shares or the Petro-Canada Shares are collateral, or to the articles and/or by-laws of Suncor or to the articles and/or by-laws of Petro-Canada, this Order shall govern.

"B.E.C. Romaine"
J.C.Q.B.A.
ENTERED at Calgary, Alberta,
April 29 , 2009.
"V.A. Brandt"
CLERK OF THE COURT

Action No. 0901-06284

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNCOR ENERGY INC., PETRO-CANADA, CERTAIN SUBSIDIARIES OF SUNCOR ENERGY INC. AND PETRO- CANADA, THE SHAREHOLDERS OF SUNCOR ENERGY INC. AND THE SHAREHOLDERS OF PETRO-CANADA

INTERIM ORDER

Blake, Cassels & Graydon LLP
Barristers & Solicitors
3500, 855 Second Street SW
Calgary, Alberta
T2P 4J8

Attention: A. Webster Macdonald Jr., Q.C. or
David Tupper
Telephone: (403) 260-9600
Fax: (403) 260-9700
File No. 83862/17

Macleod Dixon LLP
3700 - 400 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: John J. Marshall, Q.C. or
Roger F. Smith
Telephone: (403) 267-8222
Fax: (403) 264-5973
File No. 263024

 APPENDIX C — ARRANGEMENT AGREEMENT

 ARRANGEMENT AGREEMENT

Between

SUNCOR ENERGY INC.

and

PETRO-CANADA

March 22, 2009

ARRANGEMENT AGREEMENT

        THIS ARRANGEMENT AGREEMENT is dated March 22, 2009 between:

      SUNCOR ENERGY INC., a corporation existing under the laws of Canada with its head office in the City of Calgary, in the Province of Alberta ("Suncor")

— and —

      PETRO-CANADA, a corporation existing under the laws of Canada with its head office in the City of Calgary, in the Province of Alberta ("Petro-Canada")

        WHEREAS the board of directors of each of Suncor and Petro-Canada has determined that it would be in the best interests of its corporation to combine the businesses conducted by Suncor and Petro-Canada;

        AND WHEREAS Suncor and Petro-Canada will amalgamate to form Amalco pursuant to a plan of arrangement and in compliance with the provisions of the Canada Business Corporations Act;

        AND WHEREAS upon the effectiveness of the Arrangement, securityholders of Suncor will receive securities of Amalco in the proportions and to the extent set out herein;

        AND WHEREAS upon the effectiveness of the Arrangement, securityholders of Petro-Canada will receive securities of Amalco in the proportions and to the extent set out herein;

        AND WHEREAS the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for;

        NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1     Definitions

          In this Agreement, unless the context otherwise requires:

        "Acquisition Proposal" means any inquiry or the making of any proposal to a Party or its shareholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from such Party of 20% or more of the voting securities of such Party or its Material Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of such Party and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving such Party or its Material Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Material Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to a Party under this Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

        "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

        "Amalco" means the corporation continuing as a successor to Suncor and Petro-Canada under the CBCA following the effectiveness of the Arrangement contemplated hereby;

        "Amalco Shares" means the common shares in the capital of Amalco immediately following the Effective Time;

        "Arrangement" means the arrangement pursuant to which Suncor and Petro-Canada will be amalgamated under the provisions of section 192 of the CBCA, all on the terms and conditions set forth in the Plan of Arrangement;

        "Arrangement Resolution" means a special shareholders' resolution in substantially the form of Schedule 1.1(b) hereto;

        "Articles of Arrangement" means the articles of arrangement of Suncor and Petro-Canada in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

        "business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

        "Canadian GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

        "Canadian Securities Administrators" means the securities commission or other securities regulatory authority of each province and territory of Canada;

        "Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

        "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

        "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

        "Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, R.S.C. 1985, c.C-34, as amended, or her designee;

        "Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

        "Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

        "Confidentiality Agreement" means the Confidentiality Agreement dated February 4, 2009 between Suncor and Petro-Canada;

        "Court" means the Court of Queen's Bench of Alberta;

        "Director" means the Director appointed pursuant to section 260 of the CBCA;

        "Dissent Rights" means the rights of dissent provided for in Article III of the Plan of Arrangement;

        "Effective Date" means the date shown in the Certificate issued by the Director;

        "Effective Time" means 12:01 a.m. (Mountain Time) on the Effective Date;

        "Encumbrance" includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

        "Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

        "Exchanges" means the TSX and the NYSE;

        "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

        "Governmental Entity" means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "Hazardous Substances" mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

        "Interim Order" means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

        "Joint Proxy Circular" means the notice of the Suncor Shareholders' Meeting and the notice of the Petro-Canada Shareholders' Meeting to be sent to Suncor Shareholders and Petro-Canada Shareholders, respectively, and the management proxy circular to be prepared in connection with the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Suncor Shareholders' Meeting and/or the Petro-Canada Shareholders' Meeting;

        "Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws;

        "Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or changes in regulatory accounting requirements applicable to the oil and gas, oil sands and oil shale exploration, development and production businesses, the petrochemicals industry, and the business of refining, marketing and distributing petroleum products (the "O&G Business"); (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any change generally affecting the O&G Business; (iv) any natural disaster; (v) any decline in crude oil or natural gas prices on a current or forward basis; (vi) any actions taken (or omitted to be taken) at the written request of other Party hereto; or (vii) any action taken by the Person or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) to obtain any required regulatory approvals), provided, however, that with respect to clauses (i), (ii), (iii) and (iv)

such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the O&G Business, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under this Agreement in any material respect;

        "Material Subsidiary" means a Subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Suncor or Petro-Canada (as applicable) as at December 31, 2008, or the total revenues of which constitute more than 10% of the consolidated revenues of Suncor or Petro-Canada (as applicable) for the year ended December 31, 2008;

        "NYSE" means the New York Stock Exchange;

        "OHSL" has the meaning ascribed thereto in paragraph (dd) of Schedule 3.1;

        "Parties" means Suncor and Petro-Canada, and "Party" means either one of them;

        "Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

        "Petro-Canada Act" means the Petro-Canada Public Participation Act, including the regulations promulgated thereunder, as amended from time to time;

        "Petro-Canada DSU Plan" means the Petro-Canada Deferred Stock Unit Plan for Non-Employee Directors of Petro-Canada;

        "Petro-Canada Eligible DSU Plan" means the Petro-Canada Deferred Stock Unit Plan for Eligible Employees of Petro-Canada;

        "Petro-Canada Employee DSU Plan" means the Petro-Canada Deferred Stock Unit Plan for Employees of Petro-Canada;

        "Petro-Canada Employee Plans" has the meaning ascribed thereto in paragraph (cc) of Schedule 4.1;

        "Petro-Canada Employee RSU Plan" means the Petro-Canada Restricted Stock Unit Plan for Eligible Employees of Petro-Canada;

        "Petro-Canada Exchange Ratio" means 1.28 Amalco Shares for each Petro-Canada Share;

        "Petro-Canada Financial Statements" has the meaning ascribed thereto in paragraph (q) of Schedule 4.1;

        "Petro-Canada Incentive Compensation Plans" means, collectively, the Petro-Canada Eligible DSU Plan, the Petro-Canada Employee DSU Plan, the Petro-Canada RSU Plan, the Petro-Canada DSU Plan, the Petro-Canada Employee RSU Plan, the Petro-Canada PSU Plan and the Petro-Canada SAR Plan;

        "Petro-Canada Options" means the options to purchase Petro-Canada Shares granted by Petro-Canada pursuant to the provisions of the Petro-Canada Stock Option Plan;

        "Petro-Canada PSU Plan" means the Petro-Canada Performance Stock Unit Plan;

        "Petro-Canada RSU Plan" means the Petro-Canada Restricted Stock Unit Plan for Non-Employee Directors of Petro-Canada;

        "Petro-Canada SAR Plan" means the Petro-Canada Employee Stock Appreciation Rights Plan;

        "Petro-Canada Shareholders" means the holders of Petro-Canada Shares;

        "Petro-Canada Shareholders' Meeting" means such meeting or meetings of the Petro-Canada Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

        "Petro-Canada Shares" means the common shares in the capital of Petro-Canada;

        "Petro-Canada Stock Option Plan" means the Petro-Canada Employee Stock Option Plan (as amended and restated to April 26, 2005);

        "Plan of Arrangement" means the plan of arrangement substantially in the form and content annexed as Schedule 1.1(a) hereto and any amendment or variation thereto made in accordance with Section 8.3 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

        "Pre-amalgamation Reorganization" has the meaning ascribed thereto in Section 5.4;

        "Replacement Option" means an option or right to purchase Amalco Shares granted in replacement of Suncor Options or Petro-Canada Options, as applicable, on the basis set forth in Sections 5.8(d)(i)and 5.8(d)(ii);

        "Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

        "SEC" means the United States Securities and Exchange Commission;

        "Securities Regulators" means collectively the Canadian Securities Administrators and the SEC;

        "Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

        "Suncor 2012 Performance Plan" means Suncor's 2012 Performance Share Option Plan dated September 28, 2007;

        "Suncor DSU Plan" means Suncor's Directors' Deferred Share Unit Plan dated January 1, 1999, as amended;

        "Suncor Employee Plans" has the meaning ascribed thereto in paragraph (cc) of Schedule 3.1;

        "Suncor Exchange Ratio" means 1.00 Amalco Shares for each Suncor Share;

        "Suncor Executive Stock Plan" means Suncor's amended and restated Executive Stock Plan dated January 26, 1995, as amended;

        "Suncor Financial Statements" has the meaning ascribed thereto in paragraph (q) of Schedule 3.1;

        "Suncor Incentive Compensation Plans" means, collectively, the Suncor Executive Stock Plan (to the extent such plan does not apply to a grant of Suncor Options), the Suncor Key Contributor Plan (to the extent such plan does not apply to a grant of Suncor Options), the Suncor DSU Plan, the Suncor Performance Plan, the Suncor SPI Plan and the Suncor RSU Plan;

        "Suncor Key Contributor Plan" means Suncor's Key Contributor Stock Option Plan dated September 21, 2004, as amended;

        "Suncor Options" means the options to purchase Suncor Shares granted by Suncor pursuant to the provisions of the Suncor Stock Option Plans;

        "Suncor Performance Plan" means Suncor's Performance Share Unit Plan dated January 1, 2004, as amended;

        "Suncor RSU Plan" means Suncor's Restricted Share Unit Plan dated January 1, 2009;

        "Suncor Share Option Plan" means Suncor's Share Option Plan dated April 30, 2002, as amended;

        "Suncor Shareholder Rights Plan" means Suncor's amended and restated Shareholder Rights Plan dated April 24, 2008;

        "Suncor Shareholders" means the holders of Suncor Shares;

        "Suncor Shareholders' Meeting" means such meeting or meetings of the holders of Suncor Shares, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

        "Suncor Shares" means the common shares in the capital of Suncor;

        "Suncor SPI Plan" means Suncor's Special Performance Incentive Plan dated January 26, 2001, as amended;

        "Suncor SRP Rights" means rights under the Suncor Shareholder Rights Plan;

        "Suncor Stock Option Plans" means the Suncor 2012 Performance Plan, the Suncor Executive Stock Plan, the Suncor Key Contributor Plan and the Suncor Share Option Plan to the extent Suncor Options have been granted under such plans;

        "Superior Proposal" has the meaning ascribed thereto in Section 7.1(2);

        "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

        "Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

        "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

        "TSX" means The Toronto Stock Exchange;

        "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

        "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

        "U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

        "U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended, or any successor thereto.

1.2     Interpretation Not Affected by Headings

          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3     Article References

          Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4     Number and Gender

          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5     Date for Any Action

          If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6     Currency

          Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7     Schedules

          The following Schedules annexed to this Agreement, being:

Schedule 1.1(a)	Plan of Arrangement
Schedule 1.1(b)	Form of Arrangement Resolution
Schedule 2.9	Governance and Transitional Arrangements
Schedule 3.1	Representations and Warranties of Suncor
Schedule 4.1	Representations and Warranties of Petro-Canada

are incorporated by reference into this Agreement and form a part hereof.

1.8     Accounting Matters

          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

1.9     Knowledge

          In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Suncor or Petro-Canada, as the case may be, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9 "Executive Officers" in the case of Suncor means Suncor's President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and Senior Vice President and General Counsel and in the case of Petro-Canada means Petro-Canada's President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer and Vice-President, General Counsel.

1.10   Other Definitional and Interpretive Provisions

  (a)
  References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

  (b)
  The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

  (c)
  Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

  (d)
  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

  (e)
  References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

  (f)
  The term "made available" means that (i) copies of the subject materials were included in, and were not removed from, the data room of the applicable Party at least five business days prior to the date hereof, or (ii) copies of the subject materials were provided to the other Party.

ARTICLE II

THE ARRANGEMENT

2.1     The Arrangement

          As soon as practicable following the date hereof, Suncor and Petro-Canada shall proceed to effect an amalgamation of Suncor and Petro-Canada, by way of a plan of arrangement under section 192 of the CBCA and in respect of which Arrangement, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

  (a)
  each Suncor Shareholder would receive a number of Amalco Shares equal to the Suncor Exchange Ratio for each Suncor Share then held;

  (b)
  each Petro-Canada Shareholder would receive a number of Amalco Shares equal to the Petro-Canada Exchange Ratio for each Petro-Canada Share then held; and

  (c)
  certificates representing fractional shares would not be issued, but in lieu thereof Amalco would pay, in accordance with the Plan of Arrangement, to each Person who would otherwise have received a certificate representing a fractional Amalco Share, an amount determined by reference to the volume weighted average price of Amalco Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

2.2     Suncor Approval

          Suncor represents and warrants to Petro-Canada that its board of directors:

  (a)
  has determined that:

  (i)
  the Arrangement is fair to the Suncor Shareholders;

  (ii)
  it will recommend that the Suncor Shareholders vote in favour of the Arrangement; and

  (iii)
  the Arrangement and entry into this Agreement are in the best interests of Suncor; and

  (b)
  has received a verbal opinion from each of CIBC World Markets Inc. and Morgan Stanley Canada Limited, the financial advisors to Suncor, that the Suncor Exchange Ratio is fair from a financial point of view to the Suncor Shareholders.

2.3     Petro-Canada Approval

          Petro-Canada represents and warrants to Suncor that its board of directors:

  (a)
  has determined that:

  (i)
  the Arrangement is fair to the Petro-Canada Shareholders;

  (ii)
  it will recommend that the Petro-Canada Shareholders vote in favour of the Arrangement; and

  (iii)
  the Arrangement and entry into this Agreement are in the best interests of Petro-Canada; and

  (b)
  has received a verbal opinion from each of RBC Dominion Securities Inc. and Deutsche Bank Securities Inc., the financial advisors to Petro-Canada, that the Petro-Canada Exchange Ratio is fair from a financial point of view to the Petro-Canada Shareholders.

2.4     Obligations of Suncor

          Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Suncor shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

  (a)
  make and diligently prosecute a joint application with Petro-Canada to the Court for the Interim Order in respect of the Arrangement;

  (b)
  in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Suncor Shareholders' Meeting as promptly as practicable, and in any event not later than June 15, 2009, to vote upon the Arrangement and any other matters as may be properly brought before the meeting;

  (c)
  solicit proxies of Suncor Shareholders in favour of the Arrangement; provided that Suncor may, but shall not be required to, engage a proxy solicitation agent for such purpose;

  (d)
  subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable jointly with Petro-Canada to submit the Arrangement to the Court and apply for the Final Order;

  (e)
  jointly with Petro-Canada deliver the Articles of Arrangement to the Director upon satisfaction or waiver of the conditions set forth in Article VI; and

  (f)
  do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

        Suncor shall use its reasonable commercial efforts to obtain and furnish to Petro-Canada the information required on its behalf to be included in the Joint Proxy Circular. Suncor shall use its reasonable commercial efforts to prepare with Petro-Canada and mail to the Suncor Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Suncor Shareholders and the Petro-Canada Shareholders and the date of any Suncor Shareholders' Meeting and Petro-Canada Shareholders' Meeting, the information provided by Suncor for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Suncor agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting. Without limiting the generality of the foregoing, Suncor shall ensure that the Joint Proxy Circular provides Suncor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Suncor Shareholders' Meeting.

2.5     Obligations of Petro-Canada

          Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Petro-Canada shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

  (a)
  make and diligently prosecute a joint application with Suncor to the Court for the Interim Order in respect of the Arrangement;

  (b)
  in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Petro-Canada Shareholders' Meeting as promptly as practicable, and in any event not later than June 15, 2009, to vote upon the Arrangement and any other matters as may be properly brought before the meeting;

  (c)
  solicit proxies of Petro-Canada Shareholders in favour of the Arrangement; provided that Petro-Canada may, but shall not be required to, engage a proxy solicitation agent for such purpose;

  (d)
  subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable jointly with Suncor to submit the Arrangement to the Court and apply for the Final Order;

  (e)
  jointly with Suncor deliver the Articles of Arrangement to the Director upon satisfaction or waiver of the conditions set forth in Article VI; and

  (f)
  do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

        Petro-Canada shall use its reasonable commercial efforts to obtain and furnish to Suncor the information required on its behalf to be included in the Joint Proxy Circular. Petro-Canada shall use its reasonable commercial efforts to prepare with Suncor and mail to the Petro-Canada Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Suncor Shareholders and the Petro-Canada Shareholders and the date of any Suncor Shareholders' Meeting and Petro-Canada Shareholders' Meeting, the information provided by Petro-Canada for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Petro-Canada agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Petro-Canada Shareholders' Meeting or the Suncor Shareholders' Meeting. Without limiting the generality of the foregoing, Petro-Canada shall ensure that the Joint Proxy Circular provides holders of Petro-Canada Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Petro-Canada Shareholders' Meeting.

2.6     Interim Order

          The notice of motion for the application referred to in Sections 2.4(a) and 2.5(a) shall request that the Interim Order provide, among other things:

  (a)
  for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Suncor Shareholders' Meeting and the Petro-Canada' Shareholders' Meeting and for the manner in which such notice is to be provided;

  (b)
  that the requisite approval for the Arrangement Resolution to be placed before the Suncor Shareholders' Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by Suncor Shareholders present in person or by proxy at the Suncor Shareholders' Meeting (such that each Suncor Shareholder is entitled to one vote for each Suncor Share held);

  (c)
  that the requisite approval for the Arrangement Resolution to be placed before the Petro-Canada Shareholders' Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by Petro-Canada Shareholders present in person or by proxy at the Petro-Canada Shareholders' Meeting (such that each Petro-Canada Shareholder is entitled to one vote for each Petro-Canada Share held);

  (d)
  that, in all other respects, the terms, restrictions and conditions of the constating documents of Suncor, including quorum requirements and all other matters, shall apply in respect of the Suncor Shareholders' Meeting;

  (e)
  that, in all other respects, the terms, restrictions and conditions of the constating documents of Petro-Canada, including quorum requirements and all other matters, shall apply in respect of the Petro-Canada Shareholders' Meeting;

  (f)
  for the grant of the Dissent Rights as set forth in the Plan of Arrangement; and

  (g)
  for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.7     Conduct of Meetings

  (a)
  Subject to the terms of this Agreement and the Interim Order, Suncor agrees to convene and conduct the Suncor Shareholders' Meeting and Petro-Canada agrees to convene and conduct the Petro-Canada Shareholders' Meeting, in each case, in accordance with the Interim Order, their respective constating documents and applicable Laws and each agrees not to propose to adjourn or postpone its meeting without the prior consent of the other Party:

  (i)
  except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

  (ii)
  except as required under Section 6.4 or 7.1(3); or

  (iii)
  except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

  (b)
  Upon the request of the other Party, Suncor or Petro-Canada, as applicable, shall adjourn or postpone its meeting to a date specified by such requesting Party, provided that such meeting, as so adjourned or postponed, shall occur not later than 15 business days after the date on which such meeting was originally scheduled to occur and in any event shall occur not later than the date that is five business days prior to June 15, 2009.

  (c)
  Notwithstanding the receipt by a Party of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by the other Party or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, the Party receiving such Superior Proposal shall continue to take all steps reasonably necessary to hold its special meeting of shareholders and to cause the Arrangement to be voted on at such meeting and shall not propose to adjourn or postpone such meeting other than as contemplated by Section 2.7(a).

2.8     Effective Date

          The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article VI, each of Suncor and Petro-Canada shall execute and deliver such closing documents and instruments and on the second business day following satisfaction or waiver of such conditions precedent shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to section 192 of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.9     Board of Directors and Senior Management of Amalco

          The Parties agree that the board of directors and senior management of Amalco upon completion of the Arrangement shall be as set out in, or shall be determined in the manner set out in, Schedule 2.9 hereto.

2.10   Tax Treatment

          The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the treasury regulations promulgated thereunder, and this Agreement is intended to be a "plan of reorganization" within the meaning of the treasury regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the treasury regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of section 1313 of the U.S. Tax Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in herein.

        The Arrangement has been and shall continue to be structured to allow Suncor Shareholders and Petro-Canada Shareholders to receive Amalco Shares on a tax-deferred basis for Canadian and United States income tax purposes.

2.11   Shareholder Communications

          Suncor and Petro-Canada agree to co-operate and participate in presentations to investors regarding the Arrangement prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable after its due execution.

2.12   U.S. Securities Laws

          The issuance of Amalco Shares under the Arrangement qualifies in the United States for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.12.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SUNCOR

3.1     Representations and Warranties

          Except as (i) set forth in documents filed by Suncor and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2008 and prior to the date hereof, or (ii) disclosed in writing by Suncor to Petro-Canada on or prior to the date hereof, Suncor hereby makes to Petro-Canada the representations and warranties set forth in Schedule 3.1 hereto and acknowledges that Petro-Canada is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2     Investigation

          Any investigation by Petro-Canada and its advisors shall not mitigate, diminish or affect the representations and warranties of Suncor pursuant to this Agreement.

3.3     Survival of Representations and Warranties

          The representations and warranties of Suncor contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA

4.1     Representations and Warranties

          Except as (i) set forth in documents filed by Petro-Canada and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2008 and prior to the date hereof, or (ii) disclosed in writing by Petro-Canada to Suncor on or prior to the date hereof, Petro-Canada hereby makes to Suncor the representations and warranties set forth in Schedule 4.1 hereto, and acknowledges that Suncor is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2     Investigation

          Any investigation by Suncor and its advisors shall not mitigate, diminish or affect the representations and warranties of Petro-Canada pursuant to this Agreement.

4.3     Survival of Representations and Warranties

          The representations and warranties of Petro-Canada contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE V

COVENANTS

5.1     Conduct of Business by Suncor

          Suncor covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Petro-Canada (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including for greater certainty pursuant to Sections 5.4 and 5.5 of this Agreement); (iii) disclosed to Petro-Canada in writing on or prior to the date hereof; or (iv) contemplated by Suncor's business plan for the 2009 fiscal year (a copy of which has been provided to Petro-Canada prior to the date hereof):

  (a)
  the business of Suncor and its Subsidiaries shall be conducted only in, and Suncor and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Suncor shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

  (b)
  Suncor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Suncor's constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular quarterly dividends to holder of Suncor Shares in an amount consistent with past practice; (iii) except in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Suncor or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Suncor or any of its Subsidiaries, other than Suncor Shares issuable pursuant to the terms of outstanding Suncor Options and convertible securities and other than option grants in the ordinary course of business consistent with past practice; (iv) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Suncor or any of its Material Subsidiaries; or (vii) enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

  (c)
  Suncor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Suncor or any of its Subsidiaries with a value individually or in the aggregate exceeding $150 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $150 million; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Suncor, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Suncor's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Suncor; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Suncor, other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction that are not authorized or permitted pursuant to the Trading Risk Policy of Suncor (a copy of which has been provided to Petro-Canada on or prior to the date hereof); or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

  (d)
  except for the aggregate amount set forth in Suncor's previously approved 2009 capital budget (which has been publicly disclosed by Suncor prior to the date hereof), Suncor shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $200 million;

  (e)
  except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Petro-Canada on or prior to the date hereof), Suncor shall not, and shall not permit any of its Subsidiaries to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of Suncor or any of its Subsidiaries, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

  (f)
  neither Suncor nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

  (g)
  Suncor shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Suncor, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (h)
  Suncor shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2008 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to Suncor; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity; and

  (i)
  Suncor shall not agree, resolve or commit to do any of the foregoing.

        Nothing in this Agreement is intended to or shall result in Petro-Canada exercising material influence over the operations of Suncor, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2     Conduct of Business by Petro-Canada

          Petro-Canada covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Suncor (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including for greater certainty pursuant to Sections 5.4 and 5.5 of this Agreement); (iii) disclosed to Suncor in writing on or prior to the date hereof; or (iv) contemplated by Petro-Canada's business plan for the 2009 fiscal year (a copy of which has been provided to Suncor prior to the date hereof):

  (a)
  the business of Petro-Canada and its Subsidiaries shall be conducted only in, and Petro-Canada and its Subsidiaries shall not take any action except in the ordinary course of business and consistent with past practice, and Petro-Canada shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

  (b)
  Petro-Canada shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Petro-Canada's constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular quarterly dividends to holders of Petro-Canada Shares in an amount consistent with past practice; (iii) except in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Petro-Canada or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Petro-Canada or any of its Subsidiaries, other than Petro-Canada Shares issuable pursuant to the terms of outstanding Petro-Canada Options and convertible securities and other than option grants in the ordinary course of business consistent with past practice; (iv) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Petro-Canada or any of its Material Subsidiaries; or (vii) enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

  (c)
  Petro-Canada shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Petro-Canada or any of its Subsidiaries with a value individually or in the aggregate exceeding $75 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding

    $75 million; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Petro- Canada, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Petro-Canada's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Petro-Canada; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Petro-Canada, other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction that are not authorized or permitted pursuant to the Mandate, Policy and Guidelines for Derivatives Trading Activity of Petro-Canada (a copy of which has been provided to Suncor on or prior to the date hereof); or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

  (d)
  except as set forth in Petro-Canada's previously approved capital budget (a copy of which has been provided to Suncor on or prior to the date hereof), Petro-Canada shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $200 million;

  (e)
  except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Suncor on or prior to the date hereof), Petro-Canada shall not, and shall not permit any of its Subsidiaries to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of Petro-Canada or any of its Subsidiaries, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

  (f)
  neither Petro-Canada nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

  (g)
  Petro-Canada shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Petro-Canada, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, notwithstanding the foregoing, Petro-Canada shall maintain in force its Political Risk Insurance Policy dated December 9, 2004 (PRI-40-023265E) and its Political Risk Insurance Policy dated October 1, 2004;

  (h)
  Petro-Canada shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2008 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to Petro-Canada; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity; and

  (i)
  Petro-Canada shall not agree, resolve or commit to do any of the foregoing.

        Nothing in this Agreement is intended to or shall result in Suncor exercising material influence over the operations of Petro-Canada, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.3     Mutual Covenants

          Each of the Parties covenants and agrees that, except as contemplated in this Agreement or the Arrangement, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

  (a)
  it shall use all reasonable commercial efforts to, and shall cause its Subsidiaries to use all reasonable commercial efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

  (b)
  it shall cooperate fully with the other Party and such other Party's counsel, recognizing that certain competitively sensitive information shall be exchanged only on a counsel-only basis and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act, the HSR Act and any similar Laws, and, unless the Parties mutually agree in writing otherwise, each Party shall file the notification required under subsection 114(1) of the Competition Act and any Notification and Report form as required under the HSR Act as soon as possible and in any event within 15 days of the date hereof, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the parties or their counsel agree may be advisable pursuant to the Competition Act, the HSR Act or any similar Laws;

  (c)
  except as disclosed in writing to the other Party on or prior to the date hereof, it shall not engage in any meetings or material communications with any Governmental Entity other than in the ordinary course, without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

  (d)
  notwithstanding Section 5.3(a), it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;

  (e)
  it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

  (f)
  except for non-substantive communications with securityholders, and subject to its obligations under Section 2.11, it shall furnish promptly to the other Party or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

  (g)
  prior to the Effective Date, the Parties shall jointly apply to list the Amalco Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE, and shall use their reasonable commercial efforts to obtain approval, subject to customary conditions, for the listing of such Amalco Shares on the TSX and on the NYSE;

  (h)
  it will conduct itself so as to keep the other Party fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information;

  (i)
  it shall promptly notify the other Party in writing of any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and it shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this provision;

  (j)
  it shall not settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;

  (k)
  it shall use its reasonable commercial efforts to ensure that, after the completion of the Arrangement, the current downstream retail operations of Petro-Canada will continue under the name of "Petro-Canada"; and

  (l)
  it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made thereon, provided that any representation and warranty not qualified by materiality shall be true and correct in all material respects.

5.4     Pre-amalgamation Reorganizations

(1)
Each of the Parties acknowledges and agrees that, in contemplation of the Arrangement, it shall, and shall cause each of its respective Subsidiaries to, cooperate with the other Party (the "Reorganizing Party") in structuring, planning and implementing any reorganization of the business, operations and assets of the

  Reorganizing Party (each, a "Pre-amalgamation Reorganization") in order to improve the Tax efficiencies for the Reorganizing Party, the securityholders of the Reorganizing Party and Amalco, and the Reorganizing Party shall be permitted to take all necessary or desirable steps to effect any Pre-amalgamation Reorganization, provided that the Reorganizing Party shall not undertake any Pre-amalgamation Reorganization without the written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

(2)
Each of the Parties acknowledges and agrees that the planning for and implementation of any Pre-amalgamation Reorganization pursuant to Section 5.4(1) shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of a Party hereunder has been breached. The Parties shall work cooperatively and use reasonable best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-amalgamation Reorganization pursuant to Section 5.4(1).

5.5     Financing Assistance

(1)
Each of the Parties shall, and shall cause its Subsidiaries to, and shall use its reasonable commercial efforts to have its and their Representatives, provide such cooperation to the other Party as such Party may reasonably request in connection with the arrangements by such other Party to obtain new or amend any existing credit facilities or issue securities publicly or privately, subject to the terms hereof (provided that (A) to the extent reasonably practicable, such request is made on reasonable notice, (B) cooperation does not unreasonably interfere with the ongoing operations of the cooperating Party and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by the cooperating Party or its Subsidiaries of their obligations hereunder, (C) other than in respect of indemnification as set out below, the cooperating Party shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by the cooperating Party or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to such cooperating Party or its Subsidiaries upon the termination of this Agreement; and (D) any actions taken hereunder are in compliance with Sections 5.1 and 5.2), including one or more of the following cooperative actions as so requested:

(a)
participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;

(b)
furnishing the other Party and its proposed lenders or underwriters with such financial and other pertinent information regarding itself as may be reasonably requested by the other Party;

(c)
assisting the other Party and its lenders or underwriters (upon delivering a signed non-disclosure undertakings in customary form, where applicable) in the preparation of, and providing the other Party a written authorization for the release of information in, (i) necessary, customary or advisable offering materials (including prospectuses, offering memoranda, and road show materials) for any debt raised or securities issued prior to the Effective Date or the termination of this Agreement and (ii) necessary, customary or advisable materials for rating agency presentations;

(d)
cooperating with the other Party in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such financing;

(e)
using its reasonable commercial efforts to obtain customary accountants' comfort letters, legal opinions, appraisals, surveys, certificate of location and plan, title insurance or title opinions from a firm carrying acceptable insurance coverage and other documentation and items relating to such debt financing or securities issue as reasonably requested by the other Party and, if requested by the other Party, to cooperate with and assist it in obtaining such documentation and items;

(f)
using its reasonable commercial efforts to provide (i) monthly financial statements as soon as possible and in no event later than 25 days after the end of each month, (ii) quarterly financial statements as soon as possible and in no event later than 45 days after the end of each fiscal quarter (other than the fourth quarter), and (iii) annual financial statements prepared in accordance with Canadian GAAP, including an auditors' report thereon, as soon as possible and in no event later than 90 days after the end of the fiscal year, in each case prior to the Effective Date;

  (g)
  executing and delivering, to be effective as of the Effective Time, any certificates, legal opinions or documents, as may be reasonably requested by the other Party (including a certificate of the Chief Financial Officer of the cooperating Party or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such debt financing or securities issue);

  (h)
  using its reasonable commercial efforts to take actions necessary to (i) permit the proposed lenders or underwriters to evaluate its and its Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (ii) establish, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with such debt financing, provided that, in connection with any financing by a Party, no right of any lender in respect of the other Party, nor obligations of such other Party or any of its Subsidiaries, thereunder shall be effective until the Effective Time; and

  (i)
  taking all corporate actions, to be effective at the Effective Time, requested by the other Party that are necessary or customary to permit the consummation of such financing.

(2)
Notwithstanding Section 5.5(1), neither Party, nor any of its Subsidiaries shall be required by the other Party to (a) pay any commitment, consent or other similar fee or incur any other liability (other than indemnity as described below) in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any of its or any of its Subsidiaries' agreements that relates to borrowed money or (iii) be capable of impairing or preventing the satisfaction of any condition set forth in Article VI, (c) commit to take any action (other than indemnity as described below) that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time, or (d) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of such Party would result in the disclosure of any trade secrets or similar information or violate any obligations of such Party or any other Person with respect to confidentiality.

(3)
Each Party agrees to indemnify and save harmless the other Party and its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by the requesting Party made pursuant to this Section 5.5 and for any alleged misstatement or omission in any information provided by the indemnifying Party hereunder at the request of the requesting Party (other than historical factual information to the extent prepared by the requesting Party and relating to the requesting Party and its Subsidiaries) except that such Party shall not be liable in any such case to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties arise out of the negligence or willful misconduct of the other Party. Each Party shall promptly upon request by the other Party and from time to time reimburse the cooperating Party and its Subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the cooperating Party or its Subsidiaries and their Representatives in connection with any of the actions contemplated by this Section 5.5, including, if this Agreement is terminated by the cooperating Party (other than pursuant to Section 8.1(e) or 8.1(f)) in accordance with its terms, in connection with any unwinding or similar transactions by the cooperating Party or its Subsidiaries required as a result of actions taken pursuant to this Section 5.5.

5.6     Proxies Received and Dissent Notices

          Each Party shall advise the other Party (a) as reasonably requested, and on a daily basis on each of the last seven business days prior to their respective shareholder meetings called to consider the Arrangement contemplated hereby, as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting; and (b) of any written notice of dissent, withdrawal of such notice, and any other notice received pursuant to the exercise of Dissent Rights.

5.7     Petro-Canada Act

  (a)
  The Parties hereby acknowledge that the Petro-Canada Act will apply to Amalco.

  (b)
  The Parties covenant and agree that they shall cooperate and use their reasonable commercial efforts to obtain a commitment from the Government of Canada to support a repeal of the Petro-Canada Act.

5.8     Equity-Based Compensation Plans

          Each Party agrees that:

  (a)
  following approval of the Arrangement at the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting, and prior to the Effective Date, it shall take all steps necessary to exercise any discretion provided under or, to the extent required, to amend the Suncor Incentive Compensation Plans, in the case of Suncor, and the Petro-Canada Incentive Compensation Plans, in the case of Petro-Canada, and all other similar equity-based compensation plans, as applicable, to provide: (i) for the adjustment, conversion or exchange of units, rights or similar interests ("Phantom Share Rights") granted under such plans to correspond with changes to Suncor Shares or Petro-Canada Shares, as the case may be, as a result of the transactions contemplated in this Agreement; and (ii) that the determination of the value of Phantom Share Rights granted under such plans shall, immediately following the Effective Time, be determined with reference to the common shares of Amalco, based on the Suncor Exchange Ratio and Petro-Canada Exchange Ratio, as the case may be;

  (b)
  any Phantom Share Rights granted by Suncor and outstanding as at the Effective Time and any Phantom Share Rights granted by Petro-Canada and outstanding as at the Effective Time shall survive the Arrangement and, except to the extent such Phantom Share Rights are adjusted or amended as contemplated in this Section 5.8, shall continue to vest in accordance with, and be subject to the terms and conditions of, the plan under which such Phantom Share Rights were granted;

  (c)
  the obligations of Suncor in respect of any Phantom Share Rights granted by Suncor and outstanding as at the Effective Time and the obligations of Petro-Canada in respect of any Phantom Share Rights granted by Petro-Canada and outstanding as at the Effective Time shall continue to be obligations of Amalco immediately following the Effective Time, as adjusted or amended as contemplated in this Section 5.8; and

  (d)
  following approval of the Arrangement at the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting, and prior to the Effective Date, it shall take all steps necessary to exercise any discretion provided under, or to the extent required, to amend the Suncor Stock Option Plans, in the case of Suncor, and the Petro-Canada Stock Option Plan, in the case of Petro-Canada, to provide that immediately following the Effective Time:

  (i)
  each Suncor Option outstanding at the Effective Time shall be exchanged with Amalco for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Suncor Exchange Ratio multiplied by the number of Suncor Shares subject to such Suncor Option and at an exercise price per Amalco Share equal to the exercise price per Suncor Share subject to such Suncor Option immediately prior to the Effective Time divided by the Suncor Exchange Ratio, rounded up to the nearest penny. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of an Amalco Share, then the number of Amalco Shares subject to such Replacement Option shall be rounded down to the next whole number of Amalco Shares and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional Amalco Share. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Replacement Option shall be the same as the Suncor Option for which it was exchanged, as adjusted to take into account the Arrangement pursuant to the terms of the applicable Suncor Stock Option Plan; and

  (ii)
  each Petro-Canada Option outstanding at the Effective Time shall be exchanged with Amalco for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Petro-Canada Exchange Ratio multiplied by the number of Petro-Canada Shares subject to such Petro-Canada Option and at an exercise price per Amalco Share equal to the exercise price per Petro-Canada Share subject to such Petro-Canada Option immediately prior to the Effective Time divided by the Petro-Canada Exchange Ratio, rounded up to the nearest penny. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of an Amalco Share, then the number of Amalco Shares subject to such Replacement Option shall be rounded down to the next whole number of Amalco Shares and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional Amalco Share. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Replacement Option shall be the same as the Petro-Canada Option for which it was exchanged, as adjusted to take into account the Arrangement pursuant to the terms of the Petro-Canada Stock Option Plan.

5.9     No Change of Control Payments

          The Parties acknowledge that the Arrangement will not result in a "change of control" or any other form of accelerated vesting for the purposes of the Suncor Incentive Compensation Plans, the Suncor Stock Option Plans, the Petro-Canada Incentive Compensation Plans and the Petro-Canada Stock Option Plan and any executive employment or change of control agreements applicable to any employees or the directors of the Parties or their respective Subsidiaries or any other employment or consulting services agreement, incentive, bonus or similar plan.

ARTICLE VI

CONDITIONS

6.1     Mutual Conditions

          The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

  (b)
  the Arrangement Resolution shall have been passed by the Suncor Shareholders in accordance with the Interim Order;

  (c)
  the Arrangement Resolution shall have been passed by the Petro-Canada Shareholders in accordance with the Interim Order;

  (d)
  the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

  (e)
  the Articles of Arrangement to be filed with the Director in accordance with this Agreement shall be in form and substance satisfactory to each of the Parties, acting reasonably;

  (f)
  either one or more of the following shall have occurred:

  (i)
  the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act and there shall be no other agreement with the Commissioner or between the Parties precluding completion of the Arrangement, unless such order or agreement is on terms and conditions acceptable to each of the Parties, acting reasonably;

  (ii)
  the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under section 92 precluding completion of the

      Arrangement contemplated by the Agreement and any terms and conditions attached to any such letter shall be acceptable to each Party, acting reasonably; or

    (iii)
    the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by this Agreement in form and substance acceptable to each Party, acting reasonably;

  (g)
  the applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been earlier terminated;

  (h)
  in addition to the requirements under Section 6.1(f) and Section 6.1(g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Amalco Shares issuable pursuant to the Arrangement and upon the exercise of the Replacement Options on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco;

  (i)
  no act, action, suit, proceeding, objection or opposition shall have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco; and

  (j)
  the long term senior unsecured and unsubordinated debt of Amalco shall have a prospective long-term issuer credit rating of "Baa3" or better by Moody's Investor Services, Inc. or "BBB-" or better by Standard & Poor's.

6.2     Suncor Conditions

          The obligation of Suncor to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

  (a)
  the representations and warranties made by Petro-Canada in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada shall have provided to Suncor a certificate of two senior officers of Petro-Canada certifying the foregoing on the Effective Date;

  (b)
  Petro-Canada shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada shall have provided to Suncor a certificate of two senior officers of Petro-Canada certifying compliance with such covenants on the Effective Date;

  (c)
  no Material Adverse Change in respect of Petro-Canada shall have occurred after the date hereof and prior to the Effective Date; and

  (d)
  holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would constitute not greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada Shares who have exercised rights of dissent), shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

        The conditions in this Section 6.2 are for the exclusive benefit of Suncor and may be asserted by Suncor regardless of the circumstances or may be waived in writing by Suncor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Suncor may have.

6.3     Petro-Canada Conditions

          The obligation of Petro-Canada to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

  (a)
  the representations and warranties made by Suncor in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor shall have provided to Petro-Canada a certificate of two senior officers of Suncor certifying the foregoing on the Effective Date;

  (b)
  Suncor shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor shall have provided to Petro-Canada a certificate of two senior officers of Suncor certifying compliance with such covenants on the Effective Date; and

  (c)
  no Material Adverse Change in respect of Suncor shall have occurred after the date hereof and prior to the Effective Date.

        The conditions in this Section 6.3 are for the exclusive benefit of Petro-Canada and may be asserted by Petro-Canada regardless of the circumstances or may be waived by Petro-Canada in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petro-Canada may have.

6.4     Notice and Cure Provisions

          Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

  (a)
  cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

  (b)
  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

If any of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1(d) hereof; provided that neither Suncor nor Petro-Canada may elect to rescind and terminate this Agreement pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate this Agreement until the expiration of a period of 10 business days from the date of receipt of such notice. If such notice has been delivered prior to the date of the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting, Suncor or Petro-Canada, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

6.5     Merger of Conditions

          Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1     Mutual Covenant Regarding Non-Solicitation

(1)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of such Party and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

(2)
Neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(a)
solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(b)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(c)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder; or

  (d)
  accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

  provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may prior to the approval of the Arrangement Resolution at the Suncor Shareholders' Meeting in respect of Suncor or the Petro-Canada Shareholders' Meeting in respect of Petro-Canada:

  (e)
  enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

  (i)
  the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of such Party to the transaction contemplated by this Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receiving the advice of outside counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of the Party subject to the Acquisition Proposal to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and

  (ii)
  prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall (1) provide prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to such other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify the other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party and copies of all information provided to the third party), within 24 hours of the receipt thereof, and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's reasonable questions with respect thereto;

  (f)
  comply with Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

  (g)
  accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(3) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws, (ii) such Party complies with its obligations set forth in Section 7.1(3) and (iii) such Party terminates this Agreement in accordance with Section 8.1(f), and concurrently therewith pays the amount required by Section 7.2 to the other Party.

(3)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the other Party, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such 72 hour period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend this Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that a Party provides the notice contemplated by this Section 7.1(3) on a date which is less than five business days prior to the Suncor Shareholders' Meeting or the Petro-Canada Shareholders' Meeting, the other Party shall be entitled to (a) adjourn or postpone its shareholders' meeting and (b) require the Party subject to the Superior Proposal to adjourn or postpone its shareholders' meeting, in each case to a date that is not more than ten business days after the date of such notice.

(4)
Nothing contained in this Agreement shall prohibit the board of directors of any Party from withdrawing, modifying, qualifying or changing its recommendation to its shareholders in respect of the transactions contemplated hereby prior to the approval of the Arrangement by such shareholders, if the board of directors of such Party determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (a) not less than 48 hours before the board of directors considers any proposal in respect of any such withdrawal, modification, qualification or change, such Party shall give the other Party written notice of such proposal and promptly advise the other Party of the proposed consideration of such proposal; and (b) the foregoing shall not relieve a Party from its obligation to proceed to call and hold the applicable shareholders' meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, such Party shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(5)
Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1 applicable to such Party. Each Party shall be responsible for any breach of this Section 7.1 by such Party's Representatives.

7.2     Agreement as to Damages

          If at any time after the execution of this Agreement:

  (a)
  the board of directors of one Party has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.2 or Section 2.3, as applicable, (including, for greater certainty, in the circumstances contemplated by Section 7.1(4)) in a manner adverse to the other Party or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of the other Party prior to the earlier of ten days following such request or 72 hours prior to the applicable shareholders' meeting (unless the Party requesting such reconfirmation is then in material breach of its obligations hereunder and such withdrawal, change or failure relates to such breach);

  (b)
  a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of a Party or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of a Party and, after such Acquisition Proposal shall have been made known, made or announced, Suncor Shareholders (in the case of an Acquisition Proposal in respect of Suncor) or Petro-Canada Shareholders (in the case of an Acquisition Proposal in respect of Petro-Canada), as the case may be, do not approve the Arrangement or vote upon the Arrangement Resolution, and such Acquisition Proposal or an amended version thereof relating to Suncor or Petro-Canada, as the case may be, is consummated or effected as applicable within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

  (c)
  the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

  (d)
  a Party is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to such Party or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and such Party fails to cure such breach within 10 business days after receipt of written notice thereof from the other Party;

(each of the above being a "Damages Event") then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, (i) if Suncor is the subject of any of the foregoing events, it shall pay to Petro-Canada, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Petro-Canada and (ii) if Petro-Canada is the subject of any of the foregoing events, it shall pay to Suncor, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Suncor, and after such event but prior to payment of such amount, the Party required to make such payment shall be deemed to hold such funds in trust for the other Party; provided that in the case of a Damages Event pursuant to Section 7.2(c) such payment shall be made by a Party to the other Party concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by such Party. Suncor shall only be obligated to pay a maximum of $300 million pursuant to this Section 7.2 and Petro-Canada shall only be obligated to pay a maximum of $300 million pursuant to this Section 7.2.

7.3     Fees and Expenses

(1)
Subject to subsections (2) and (3), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Suncor and Petro-Canada shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including, without limiting the generality thereof, under the Competition Act and the HSR Act.

(2)
If (i) this Agreement is terminated because of the failure of the condition in Section 6.2(a), or (ii) this Agreement is terminated by Suncor pursuant to Section 8.1(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Sections 6.2(a) or 6.2(b) not to be satisfied, notwithstanding the availability of any cure period, Petro-Canada shall pay Suncor an amount equal to $20 million as reimbursement to Suncor for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Suncor is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(3)
If (i) this Agreement is terminated because of the failure of the condition in Section 6.3(a), or (ii) this Agreement is terminated by Petro-Canada pursuant to Section 8.1(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Sections 6.3(a) or 6.3(b) not to be satisfied, notwithstanding the availability of any cure period, Suncor shall pay Petro-Canada an amount equal to $20 million as reimbursement to Petro-Canada for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Petro-Canada is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(4)
No fees shall be payable by a Party under subsection (2) or (3) if that Party has paid a fee under Section 7.2.

7.4     Liquidated Damages

          Each Party acknowledges that all of the payment amounts set out in this Article VII are payments of liquidated damages which are a genuine pre-estimate of the damages which Suncor or Petro-Canada will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any amounts pursuant to this Article VII is the sole monetary remedy of Suncor and Petro-Canada; provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by a Party.

7.5     Access to Information; Confidentiality

(1)
From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Petro-Canada shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Suncor and the Representatives of Suncor complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (including permitting Suncor's Representatives to attend Petro-Canada's weekly operations meetings), and shall furnish Suncor with all data and information as Suncor may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Suncor to be in a position to expeditiously and efficiently integrate the businesses and operations of Suncor and Petro-Canada immediately upon but not prior to the Effective Date.

(2)
From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Suncor shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Petro-Canada and to the Representatives of Petro-Canada complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (including permitting Petro-Canada's Representatives to attend Suncor's weekly operations meetings), and shall furnish Petro-Canada with all data and information as Petro-Canada may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Petro-Canada to be in a position to expeditiously and efficiently integrate the businesses and operations of Suncor and Petro-Canada immediately upon but not prior to the Effective Date.

7.6     Insurance and Indemnification

(1)
Suncor and Petro-Canada agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Suncor and Petro-Canada and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Suncor and Petro-Canada with respect to claims arising from facts or events which occurred prior to the Effective Date.

(2)
Suncor and Petro-Canada agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Suncor and Petro-Canada shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.7     Financial Advisors

          Suncor and Petro-Canada represent and warrant to each other that, except for CIBC World Markets Inc. and Morgan Stanley Canada Limited in the case of Suncor and RBC Dominion Securities Inc. and Deutsche Bank Securities Inc. in the case of Petro-Canada, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the date hereof and agrees (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the other Party; and (b) not to disclose the terms of the agreements between the other Party and its financial advisors to such Party's financial advisors.

ARTICLE VIII

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1     Termination

          This Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by mutual written consent of Suncor and Petro-Canada;

  (b)
  by either Suncor or Petro-Canada if the Arrangement Resolution shall have failed to receive the requisite vote of the appropriate shareholders for approval at the Suncor Shareholders' Meeting (including any adjournment or postponement thereof) or Petro-Canada Shareholders' Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

  (c)
  by either Suncor or Petro-Canada if the Effective Time shall not have occurred on or prior to March 31, 2010, except that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

  (d)
  as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Sections 6.2 or 6.3, as applicable, not to be satisfied;

  (e)
  by either Suncor or Petro-Canada upon the occurrence of a Damages Event in respect of the other Party as provided in Section 7.2; or

  (f)
  by either Suncor or Petro-Canada to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 7.1(2)(g), provided that such Party (i) has complied with its obligations set forth in Section 7.1 and (ii) concurrently pays the amount required pursuant to Section 7.2.

8.2     Effect of Termination

          In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Sections 5.5(3), 7.2, 7.3 and 7.4, where applicable. Nothing contained in this Section shall relieve any Party from liability for any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

8.3     Amendment

          This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Suncor Shareholders' Meeting and Petro-Canada Shareholders' Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

8.4     Waiver

          Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

ARTICLE IX

GENERAL PROVISIONS

9.1     Notices

          All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

  (a)
  if to Suncor:

Suncor Energy Inc.
P.O. Box 38, 112 - 4th Avenue, S.W.
Calgary, Alberta
T2P 2V5
Attention:	Senior Vice President and General Counsel
Telephone:	(403) 269-8100
Facsimile:	(403) 269-6200
with a copy to:
Blake, Cassels & Graydon LLP
3500, 855-2 Street S.W.
Calgary, Alberta
Attention:	Brock W. Gibson
Telephone:	(403) 260-9600
Facsimile:	(403) 260-9700

  (b)
  if to Petro-Canada:

Petro-Canada
P.O. Box 2844, 150 - 6th Avenue, S.W.
Calgary, Alberta
T2P 3E3
Attention:	Vice-President, General Counsel
Telephone:	(403) 296-8000
Facsimile:	(403) 296-3030
with a copy to:
Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention:	Robert J. Engbloom
Telephone:	(403) 267-8222
Facsimile:	(403) 264-5973

9.2     Entire Agreement; Binding Effect

          This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.3     Assignment

          Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.4     Time of Essence

          Time shall be of the essence in this Agreement.

9.5     Further Assurances

          Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6     Specific Performance

          Suncor and Petro-Canada agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.7     Third Party Beneficiaries

          The provisions of Sections 5.5(3) and 7.6 are: (a) intended for the benefit of all present and former directors and officers of Suncor and Petro-Canada and their respective Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Suncor and Petro-Canada shall hold the rights and benefits of Sections 5.5(3) and 7.6 in trust for and on behalf of the Third Party Beneficiaries and each of Suncor and Petro-Canada hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.7, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.8     Governing Law

          This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.9     Severability

          If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

  (a)
  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

  (b)
  the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.10   Counterparts

          This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

        [The remainder of this page is left blank intentionally]

        IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNCOR ENERGY INC.
by:	"John T. Ferguson"
Name: Title:	John T. Ferguson Chairman
by:	"Richard L. George"
Name: Title:	Richard L. George President and Chief Executive Officer
PETRO-CANADA
by:	"Ron A. Brenneman"
Name: Title:	Ron A. Brenneman President and Chief Executive Officer
by:	"E.F.H. Roberts"
Name: Title:	E.F.H. Roberts Executive Vice-President and Chief Financial Officer

SCHEDULE 1.1(a)

PLAN OF ARRANGEMENT

INVOLVING

SUNCOR ENERGY INC., PETRO-CANADA,
CERTAIN SUBSIDIARIES OF
SUNCOR ENERGY INC. AND PETRO-CANADA,
THE SHAREHOLDERS OF SUNCOR ENERGY INC.
AND THE SHAREHOLDERS OF PETRO-CANADA

made pursuant to
Section 192 of the Canada Business Corporations Act

ARTICLE I

INTERPRETATION

1.1     Definitions

          In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

        "Aggregate Petro-Canada Shareholder Elected Amount" has the meaning set forth in subsection 2.3(b) of this Plan of Arrangement;

        "Aggregate Suncor Shareholder Elected Amount" has the meaning set forth in subsection 2.4(b) of this Plan of Arrangement;

        "Amalco" means the corporation continuing as a successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Arrangement contemplated hereby;

        "Amalco Shares" means common shares in the capital of Amalco;

        "Amalgamating Corporations" means Suncor, Petro-Canada, Subco 1, Subco 2, Subco 3 and Subco 4;

        "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or ARTICLE V hereof or made at the direction of the Court in the Final Order;

        "Arrangement Agreement" means the agreement made as of March 22, 2009 between Suncor and Petro-Canada, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

        "Arrangement Resolution" means the special resolution passed by the Suncor Shareholders at the Suncor Shareholders' Meeting and by the Petro-Canada Shareholders at the Petro-Canada Shareholders' Meeting substantially in the form of Schedule 1.1(b) to the Arrangement Agreement;

        "Articles of Arrangement" means the articles of arrangement of Suncor and Petro-Canada in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

        "associates" has the meaning assigned to such term in section 9 of the Petro-Canada Public Participation Act;

        "business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

        "CBCA" means the Canada Business Corporations Act, R.S.C. 1995, c. C-44, as amended;

        "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

        "Court" means the Court of Queen's Bench of Alberta;

        "Depositary" means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal and Election Form;

        "Director" means the Director appointed pursuant to section 260 of the CBCA;

        "Dissenting Petro-Canada Shareholder" means a Petro-Canada Shareholder who dissents in respect of the Arrangement in strict compliance with Section 3.2;

        "Dissenting Suncor Shareholder" means a Suncor Shareholder who dissents in respect of the Arrangement in strict compliance with Section 3.1;

        "Effective Date" means the date shown in the Certificate issued by the Director;

        "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

        "Eligible Petro-Canada Shareholder" means a Petro-Canada Shareholder who is an individual and not a corporation, partnership or trust and who is not a Non-Resident Petro-Canada Shareholder or a Dissenting Petro-Canada Shareholder;

        "Eligible Suncor Shareholder" means a Suncor Shareholder who is an individual and not a corporation, partnership or trust and who is not a Non-Resident Suncor Shareholder or a Dissenting Suncor Shareholder;

        "Excess Shares" has the meaning set forth in subsection 2.2(f)(xv)(H)(I) of this Plan of Arrangement;

        "Filed Letter of Transmittal" means a duly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Petro-Canada Election Deadline, in respect of a Letter of Transmittal and Election Form filed by a Petro-Canada Shareholder, or the Suncor Election Deadline, in respect of a Letter of Transmittal and Election Form filed by a Suncor Shareholder;

        "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

        "Interim Order" means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Suncor Shareholders' Meeting and the Petro-Canada Shareholders' Meeting with respect to the Arrangement;

        "Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form for use by Suncor Shareholders and Petro-Canada Shareholders to be delivered in connection with the Arrangement;

        "Non-Resident" means a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act;

        "Non-Resident Petro-Canada Shareholder" means a Petro-Canada Shareholder that is a Non-Resident;

        "Non-Resident Suncor Shareholder" means a Suncor Shareholder that is a Non-Resident;

        "Original Petro-Canada Shareholder Elected Amount" has the meaning set forth in subsection 2.3(b) of this Plan of Arrangement;

        "Original Suncor Shareholder Elected Amount" has the meaning set forth in subsection 2.4(b) of this Plan of Arrangement;

        "Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

        "Petro-Canada" means Petro-Canada, a corporation existing under the CBCA;

        "Petro-Canada Electing Shareholders" means Petro-Canada Shareholders who are Eligible Petro-Canada Shareholders and who, subject to pro-ration under subsection 2.3(b), elect to transfer all (but not less than all) of their Petro-Canada Shares to Subco 2 in consideration for Subco 1 Non-Voting Shares in accordance with subsection 2.3 of this Plan of Arrangement;

        "Petro-Canada Election Deadline" means 4:30 p.m. (Calgary time) on the date specified in the Letter of Transmittal and Election Form;

        "Petro-Canada Exchange Ratio" means 1.28 Amalco Shares for each Petro-Canada Share or Subco 1 Non-Voting Share, as the case may be;

        "Petro-Canada Shareholder" means a holder of Petro-Canada Shares;

        "Petro-Canada Shareholders' Meeting" means such meeting or meetings of the Petro-Canada Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

        "Petro-Canada Shares" means the common shares in the capital of Petro-Canada issued and outstanding immediately prior to the Effective Date;

        "Petro-Canada Transfer Limit" has the meaning set forth in subsection 2.3(b) of this Plan of Arrangement;

        "Reduced Petro-Canada Shareholder Elected Amount" has the meaning set forth in subsection 2.3(b) of this Plan of Arrangement;

        "Reduced Suncor Shareholder Elected Amount" has the meaning set forth in subsection 2.4(b) of this Plan of Arrangement;

        "Subco 1" means    •    Canada Inc., a corporation incorporated under the CBCA and a subsidiary of Suncor;

        "Subco 1 Non-Voting Shares" means the Class B common non-voting shares in the capital of Subco 1;

        "Subco 2" means    •    Canada Inc., a corporation incorporated under the CBCA and a subsidiary of Subco 1;

        "Subco 2 Shares" means the common shares in the capital of Subco 2;

        "Subco 3" means    •    Canada Inc., a corporation incorporated under the CBCA and a subsidiary of Petro-Canada;

        "Subco 3 Non-Voting Shares" means the Class B common non-voting shares in the capital of Subco 3;

        "Subco 4" means    •    Canada Inc., a corporation incorporated under the CBCA and a subsidiary of Subco 3;

        "Subco 4 Shares" means common shares in the capital of Subco 4;

        "Suncor" means Suncor Energy Inc., a corporation existing under the CBCA;

        "Suncor Electing Shareholders" means Suncor Shareholders who are Eligible Suncor Shareholders and who, subject to pro-ration under subsection 2.4(b), elect to transfer all (but not less than all) of their Suncor Shares to Subco 4 in consideration for Subco 3 Non-Voting Shares in accordance with subsection 2.4 of this Plan of Arrangement;

        "Suncor Election Deadline" means 4:30 p.m. (Calgary time) on the date specified in the Letter of Transmittal and Election Form;

        "Suncor Exchange Ratio" means 1.00 Amalco Share for each Suncor Share or Subco 3 Non-Voting Share, as the case may be;

        "Suncor Shareholder" means a holder of Suncor Shares;

        "Suncor Shareholder Rights Plan" means Suncor's amended and restated Shareholder Rights Plan dated April 24, 2008;

        "Suncor Shareholders' Meeting" means such meeting or meetings of the Suncor Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

        "Suncor Shares" means the common shares in the capital of Suncor issued and outstanding immediately prior to the Effective Date;

        "Suncor SRP Rights" means rights under the Suncor Shareholder Rights Plan;

        "Suncor Transfer Limit" has the meaning set forth in subsection 2.4(b) of this Plan of Arrangement; and

        "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

        Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2     Sections and Headings

          The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3     Number and Gender

          In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

ARTICLE II

ARRANGEMENT

2.1     Binding Effect

          This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (a) the Amalgamating Corporations; (b) all Suncor Shareholders; and (c) all Petro-Canada Shareholders.

2.2     Arrangement

          Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

  (a)
  the Suncor Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Suncor SRP Rights shall be cancelled;

  (b)
  subject to Section 2.3, the Petro-Canada Shares held by each Petro-Canada Electing Shareholder who so elects in a Filed Letter of Transmittal with respect to such Petro-Canada Shares shall be sold, assigned and transferred by such Petro-Canada Electing Shareholder directly to Subco 2, as principal, free of any claims (in consideration for Subco 1 Non-Voting Shares to be issued by Subco 1 to the Petro-Canada Electing Shareholder in accordance with subsection 2.2(c));

  (c)
  Subco 1 shall issue Subco 1 Non-Voting Shares to the Petro-Canada Electing Shareholders whose Petro-Canada Shares have been transferred to Subco 2 in accordance with subsection 2.2(b) on the basis of one Subco 1 Non-Voting Share for each Petro-Canada Share so sold, assigned and transferred to Subco 2 and Subco 2 shall issue an equal number of Subco 2 Shares to Subco 1 in consideration for Subco 1 issuing the Subco 1 Non-Voting Shares to the Petro-Canada Electing Shareholders;

  (d)
  subject to Section 2.4, the Suncor Shares held by each Suncor Electing Shareholder who so elects in a Filed Letter of Transmittal with respect to such Suncor Shares shall be sold, assigned and transferred by such Suncor Electing Shareholder directly to Subco 4, as principal, free of any claims (in consideration for Subco 3 Non-Voting Shares to be issued by Subco 3 to the Suncor Electing Shareholder in accordance with subsection 2.2(e));

  (e)
  Subco 3 shall issue Subco 3 Non-Voting Shares to the Suncor Electing Shareholders whose Suncor Shares have been transferred to Subco 4 in accordance with subsection 2.2(d) on the basis of one Subco 3 Non-Voting Share for each Suncor Share so sold, assigned and transferred to Subco 4 and Subco 4 shall issue an equal number of Subco 4 Shares to Subco 3 in consideration for Subco 3 issuing the Subco 3 Non-Voting Shares to the Suncor Electing Shareholders;

  (f)
  the Amalgamating Corporations shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:

  (i)
  Name.    The name of Amalco shall be "Suncor Energy Inc.";

  (ii)
  Registered Office.    The registered office of Amalco shall be located at P.O. Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5;

  (iii)
  Business and Powers.    There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

  (iv)
  Share Provisions.    Amalco is authorized to issue: (A) an unlimited number of preferred shares issuable in series designated as Senior Preferred Shares; (B) an unlimited number of preferred shares issuable in series designated as Junior Preferred Shares; and (C) an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to shares of Amalco shall be as set forth in Schedule A hereto;

  (v)
  Restrictions on Transfer.    The restrictions on the transfer of shares of Amalco shall be as set forth in Schedule B hereto;

  (vi)
  Other Restrictions.    The additional restrictions on Amalco shall be as set forth in Schedule C hereto;

  (vii)
  Amendment of Restrictions on Repeal of Legislation.

  (A)
  On the date section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, and any other provisions contained in such Act relating to limitations on individual ownership of voting shares of Amalco is repealed and not replaced with other constraints on the issue, transfer or ownership of voting shares by individual Persons, Schedule B hereto and all references thereto shall be deleted in their entirety. For greater certainty, this provision shall not apply in the event section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, is amended but not repealed or if such provision is repealed but is replaced with other provisions constraining the issue, transfer, ownership or voting of voting shares;

  (B)
  On the date the Petro-Canada Public Participation Act, as amended from time to time, is repealed in its entirety and not replaced with other constraints on Amalco, Schedules B and C hereto and all references thereto shall be deleted in their entirety; and

  (C)
  Amalco shall, within 30 days of the amendments or repeal provided in this section becoming effective, send each holder of Amalco Shares notice thereof;

    (viii)
    Directors and Officers.

    (A)
    Minimum and Maximum.    The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of eight and a maximum number of fifteen directors;

    (B)
    Initial Directors.    The number of directors on the board of directors shall initially be set at twelve. The initial directors of Amalco immediately following the amalgamation shall be the individuals whose names appear below:

Name	Residency
John T. Ferguson	Canadian
Richard L. George	Canadian
Mel E. Benson	Canadian
Brian A. Canfield	American
W. Douglas Ford	American
Paul Haseldonckx	German
John R. Huff	American
Brian F. MacNeill	Canadian
Maureen McCaw	Canadian
Michael W. O'Brien	Canadian
James W. Simpson	American
Eira M. Thomas	Canadian

        The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 2.2(f)(viii)(A) may be determined from time to time by resolution of the directors. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors;

      (C)
      Initial Officers.    The initial officers of Amalco shall be as follows:

Name	Title
Richard L. George	President and Chief Executive Officer
Kirk Bailey	Executive Vice President, Oil Sands
Ron A. Brenneman	Executive Vice Chairman
Neil J. Camarta	Executive Vice President, Natural Gas
Bart Demosky	Chief Financial Officer
Terrence J. Hopwood	Senior Vice President and General Counsel
Boris J. Jackman	Executive Vice President, Refining and Marketing
Peter S. Kallos	Executive Vice President, International and Offshore
Sue Lee	Senior Vice President, Human Resources and Public Affairs
Mark Little	Senior Vice President, Strategy and Integration
Mike MacSween	Senior Vice President, In-Situ
Kevin Nabholz	Executive Vice President, Major Projects

Name	Title
E.F.H. Roberts	Senior Vice President, Integration
Andrew Stephens	Senior Vice President, Business Services
Jay Thornton	Executive Vice President, Supply, Energy Trading and Renewables
Steven W. Williams	Chief Operating Officer
    (ix)
    Stated Capital.    For the purposes of the CBCA, the aggregate stated capital attributable to the Amalco Shares issued pursuant to the Arrangement shall be the aggregate of the paid-up capital for the purposes of the Tax Act of the Suncor Shares, the Petro-Canada Shares, the Subco 1 Non-Voting Shares and the Subco 3 Non-Voting Shares immediately before the amalgamation, less the amount of any paid-up capital for the purposes of the Tax Act of the Suncor Shares or the Petro-Canada Shares that are cancelled on the amalgamation pursuant to subsections 2.2(f)(xv)(A), (xv)(B), or (xv)(G);

    (x)
    By-laws.    The by-laws of Amalco shall be the same as those of Suncor, mutatis mutandis;

    (xi)
    Effect of Amalgamation.    The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

    (A)
    the property of each amalgamating corporation (other than shares of an Amalgamating Corporation held by another Amalgamating Corporation and an amount receivable by an Amalgamating Corporation from another Amalgamating Corporation) shall continue to be the property of Amalco;

    (B)
    Amalco shall continue to be liable for the obligations of each amalgamating corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

    (C)
    any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

    (D)
    any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco; and

    (E)
    a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

    (xii)
    Articles.    The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of Amalco;

    (xiii)
    Inconsistency with Laws.    To the extent any of the provisions of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;

    (xiv)
    Auditors.    The initial auditors of Amalco will be PricewaterhouseCoopers LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Amalco Shares, and the directors of Amalco are authorized to fix the remuneration of such auditors; and

    (xv)
    Exchange and Cancellation of Shares.    On the amalgamation:

    (A)
    each Suncor Share held by a Dissenting Suncor Shareholder who has validly exercised such shareholder's rights of dissent pursuant to Section 3.1 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Suncor Share and the Dissenting Suncor Shareholder shall cease to have any rights as a Suncor Shareholder other than the right to be paid the fair value of such Suncor Share by Amalco in accordance with Section 3.1;

      (B)
      each Petro-Canada Share held by a Dissenting Petro-Canada Shareholder who has validly exercised such shareholder's rights of dissent pursuant to Section 3.2 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Petro-Canada Share and the Dissenting Petro-Canada Shareholder shall cease to have any rights as a Petro-Canada Shareholder other than the right to be paid the fair value of such Petro-Canada Share by Amalco in accordance with Section 3.2;

      (C)
      each Suncor Share (other than Suncor Shares held by an Amalgamating Corporation or Dissenting Suncor Shareholders) will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Suncor Exchange Ratio, and the name of each such Suncor Shareholder will be removed from the register of holders of Suncor Shares and added to the register of holders of Amalco Shares;

      (D)
      each Petro-Canada Share (other than Petro-Canada Shares held by an Amalgamating Corporation or Dissenting Petro-Canada Shareholders) will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Petro-Canada Exchange Ratio, and the name of each such Petro-Canada Shareholder will be removed from the register of holders of Petro-Canada Shares and added to the register of holders of Amalco Shares;

      (E)
      each Subco 1 Non-Voting Share will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Petro-Canada Exchange Ratio, and the name of each such holder of Subco 1 Non-Voting Shares will be removed from the register of holders of Subco 1 Non-Voting Shares and added to the register of holders of Amalco Shares;

      (F)
      each Subco 3 Non-Voting Share will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Suncor Exchange Ratio, and the name of each such holder of Subco 3 Non-Voting Shares will be removed from the register of holders of Subco 3 Non-Voting Shares and added to the register of holders of Amalco Shares;

      (G)
      each share of an Amalgamating Corporation held by another Amalgamating Corporation will be cancelled without any payment of capital in respect thereof; and

      (H)
      in connection with the issuance and registration of Amalco Shares pursuant to subsections 2.2(f)(xv)(C), (D), (E), and (F), if the board of directors of Petro-Canada or the board of directors of Suncor determine that any person, together with any associates of that person, would hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares immediately after the Effective Time:

      (I)
      Amalco shall not register or otherwise recognize the issuance of any Amalco Shares to such person or any associate of that person that are in excess of 20% of the outstanding Amalco Shares immediately after the Effective Time (the "Excess Shares");

      (II)
      the Excess Shares shall be registered in the name of one or more trustees to be designated by Petro-Canada (and agreed to by Suncor, acting reasonably) prior to the Effective Time and Amalco after the Effective Time and Amalco shall be entitled to sell or redeem the Excess Shares in accordance with Sections 5, 6 and 7 of Schedule B to this Plan of Arrangement and Amalco shall be entitled to rely on the provisions set forth in Schedule B to this Plan of Arrangement in connection with the sale or redemption of the Excess Shares which shall apply mutatis mutandis in these circumstances; and

        (III)
        as long as the Excess Shares are held, beneficially owned or controlled by a person or associates of that person that hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate more than 20% of the outstanding Amalco Shares, no person may, in person or by proxy, exercise the right to vote any of the Excess Shares and none of the Excess Shares shall be entitled to any dividend or other distribution and any entitlement to such dividend or other distribution shall be forfeited.

        For purposes of this subsection 2.2(f)(xv)(H), the term "person" shall have the meaning set forth in the Petro-Canada Public Participation Act.

2.3     Petro-Canada Electing Shareholders

          With respect to the election that may be made by an Eligible Petro-Canada Shareholder pursuant to subsection 2.2(b):

  (a)
  subject to subsection 2.3(b), each Eligible Petro-Canada Shareholder shall be entitled to make such election by depositing with the Depositary, prior to the Petro-Canada Election Deadline, a validly completed and duly signed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Petro-Canada Shares;

  (b)
  the maximum number of Petro-Canada Shares that may be elected by all Eligible Petro-Canada Shareholders to be transferred to Subco 2 shall not exceed 15% of the number of issued and outstanding Petro-Canada Shares as of the Petro-Canada Election Deadline (the "Petro-Canada Transfer Limit"). In the event the aggregate number of Petro-Canada Shares in respect of which Petro-Canada Electing Shareholders have validly and duly deposited elections with the Depositary pursuant to subsection 2.3(a) to transfer to Subco 2 (the "Aggregate Petro-Canada Shareholder Elected Amount") exceeds the Petro-Canada Transfer Limit, then the number of Petro-Canada Shares which a particular Petro-Canada Electing Shareholder has otherwise elected to be transferred to Subco 2 in the Filed Letter of Transmittal of such Petro-Canada Electing Shareholder (the "Original Petro-Canada Shareholder Elected Amount") shall be reduced to such number of whole Petro-Canada Shares (with all fractions being rounded down to the nearest whole number of Petro-Canada Shares) (the "Reduced Petro-Canada Shareholder Elected Amount") as is equal to the following formula:

Petro-Canada Transfer Limit Aggregate Petro-Canada Shareholder Elected Amount	×	Original Petro-Canada Shareholder Elected Amount

    and each such Petro-Canada Electing Shareholder shall (i) be deemed to have elected to transfer to Subco 2 such number of Petro-Canada Shares as is equal to the Reduced Petro-Canada Shareholder Elected Amount of such Petro-Canada Electing Shareholder and (ii) be deemed to have not elected to transfer to Subco 2 the balance of the Petro-Canada Shares in respect of which the Petro-Canada Electing Shareholder otherwise elected in the Filed Letter of Transmittal and such Petro-Canada Shares shall be converted to Amalco Shares upon the Arrangement in accordance with subsection 2.2(f)(xv)(D) and all such elections made in the Filed Letters of Transmittal shall be amended accordingly; and

  (c)
  any Petro-Canada Shares held by an Eligible Petro-Canada Shareholder who: (i) does not deposit with the Depositary a validly completed and duly signed Letter of Transmittal and Election Form prior to the Petro-Canada Election Deadline, (ii) otherwise fails to comply with the requirements of subsection 2.3(a) and the Letter of Transmittal and Election Form or (iii) fails to elect to exchange the Petro-Canada Shares held by such Petro-Canada Eligible Shareholder as contemplated by subsections 2.2(b) and 2.2(c), shall be converted to Amalco Shares upon the Arrangement in accordance with subsection 2.2(f)(xv)(D).

2.4     Suncor Electing Shareholders

          With respect to the election that may be made by an Eligible Suncor Shareholder pursuant to subsection 2.2(d):

  (a)
  subject to subsection 2.4(b), each Eligible Suncor Shareholder shall be entitled to make such election by depositing with the Depositary, prior to the Suncor Election Deadline, a validly completed and duly signed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Suncor Shares;

  (b)
  the maximum number of Suncor Shares that may be elected by all Eligible Suncor Shareholders to be transferred to Subco 4 shall not exceed 15% of the number of issued and outstanding Suncor Shares as of the Suncor Election Deadline (the "Suncor Transfer Limit"). In the event the aggregate number of Suncor Shares in respect of which Suncor Electing Shareholders have validly and duly deposited elections with the Depositary pursuant to subsection 2.4(a) to transfer to Subco 4 (the "Aggregate Suncor Shareholder Elected Amount") exceeds the Suncor Transfer Limit, then the number of Suncor Shares which a particular Suncor Electing Shareholder has otherwise elected to be transferred to Subco 4 in the Filed Letter of Transmittal of such Suncor Electing Shareholder (the "Original Suncor Shareholder Elected Amount") shall be reduced to such number of whole Suncor Shares (with all fractions being rounded down to the nearest whole number of Suncor Shares) (the "Reduced Suncor Shareholder Elected Amount") as is equal to the following formula:

Suncor Transfer Limit Aggregate Suncor Shareholder Elected Amount	×	Original Suncor Shareholder Elected Amount

    and each such Suncor Electing Shareholder shall (i) be deemed to have elected to transfer to Subco 4 such number of Suncor Shares as is equal to the Reduced Suncor Shareholder Elected Amount of such Suncor Electing Shareholder and (ii) be deemed to have not elected to transfer to Subco 4 the balance of the Suncor Shares in respect of which the Suncor Electing Shareholder otherwise elected in the Filed Letter of Transmittal and such Suncor Shares shall be converted to Amalco Shares upon the Arrangement in accordance with subsection 2.2(f)(xv)(C) and all such elections made in the Filed Letters of Transmittal shall be amended accordingly; and

  (c)
  any Suncor Shares held by an Eligible Suncor Shareholder who: (i) does not deposit with the Depositary a validly completed and duly signed Letter of Transmittal and Election Form prior to the Suncor Election Deadline, (ii) otherwise fails to comply with the requirements of subsection 2.4(a) and the Letter of Transmittal and Election Form, or (iii) fails to elect to exchange the Suncor Shares held by such Suncor Eligible Shareholder as contemplated by subsections 2.2(d) and 2.2(e), shall be converted to Amalco Shares upon the Arrangement in accordance with subsection 2.2(f)(xv)(C).

2.5     Transfer of Petro-Canada Shares to Subco 2

          With respect to each Petro-Canada Electing Shareholder, upon the transfer of Petro-Canada Shares to Subco 2 pursuant to Section 2.2(b) and the issuance of Subco 1 Non-Voting Shares to the Petro-Canada Electing Shareholder pursuant to Section 2.2(c):

  (a)
  such Petro-Canada Electing Shareholder shall cease to be the holder of the Petro-Canada Shares so transferred to Subco 2 and the name of such Petro-Canada Electing Shareholder shall be removed from the register of holders of Petro-Canada Shares in respect of the Petro-Canada Shares transferred to Subco 2;

  (b)
  Subco 2 shall become the holder of such Petro-Canada Shares and shall be added to the register of holders of Petro-Canada Shares; and

  (c)
  the name of such Petro-Canada Electing Shareholder shall be added to the register of holders of Subco 1 Non-Voting Shares.

2.6     Transfer of Suncor Shares to Subco 4

          With respect to each Suncor Electing Shareholder, upon the transfer of Suncor Shares to Subco 4 pursuant to Section 2.2(d) and the issuance of Subco 3 Non-Voting Shares to the Suncor Electing Shareholder pursuant to Section 2.2(e):

  (a)
  such Suncor Electing Shareholder shall cease to be the holder of the Suncor Shares so transferred to Subco 4 and the name of such Suncor Electing Shareholder shall be removed from the register of holders of Suncor Shares in respect of the Suncor Shares transferred to Subco 4;

  (b)
  Subco 4 shall become the holder of such Suncor Shares and shall be added to the register of holders of Suncor Shares; and

  (c)
  the name of such Suncor Electing Shareholder shall be added to the register of holders of Subco 3 Non-Voting Shares.

2.7     Notice of Pro-Ration

          In the event the Petro-Canada Transfer Limit or the Suncor Transfer Limit is exceeded, Amalco shall issue a press release following the Effective Time as to the proportion of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which elections by Suncor Electing Shareholders or Petro-Canada Electing Shareholders were reduced.

2.8     Stated Capital

          Upon issuance in accordance with the Arrangement:

  (a)
  the aggregate stated capital of the Subco 1 Non-Voting Shares issued to Electing Petro-Canada Shareholders pursuant to subsection 2.2(c) shall be set at an amount equal to the aggregate paid-up capital for the purposes of the Tax Act of the Petro-Canada Shares transferred to Subco 2 pursuant to subsection 2.2(b); and

  (a)
  the aggregate stated capital of the Subco 3 Non-Voting Shares issued to Electing Suncor Shareholders pursuant to subsection 2.2(e) shall be set at an amount equal to the aggregate paid-up capital for the purposes of the Tax Act of the Suncor Shares transferred to Subco 4 pursuant to subsection 2.2(d).

2.9     Evidence of Ownership of Shares

          The issuance of the Subco 1 Non-Voting Shares to the Electing Petro-Canada Shareholders pursuant to subsection 2.2(c) and the issuance of the Subco 3 Non-Voting Shares to the Electing Suncor Shareholders pursuant to subsection 2.2(e) shall be evidenced through additions to the share registries maintained on behalf of Subco 1 in respect of the Subco 1 Non-Voting Shares and Subco 3 in respect of the Subco 3 Non-Voting Shares and no certificates will be issued for such securities as part of the Plan of Arrangement.

ARTICLE III

RIGHTS OF DISSENT

3.1     Rights of Dissent for Suncor Shareholders

          Suncor Shareholders may exercise rights of dissent with respect to the Suncor Shares held by such Suncor Shareholder pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Suncor not later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the Suncor Shareholders' Meeting. Suncor Shareholders who duly exercise such rights of dissent and who:

  (a)
  are ultimately entitled to be paid fair value for their Suncor Shares shall be deemed not to have exchanged their Suncor Shares for Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Suncor Shares shall be cancelled in accordance with the Arrangement and will not be exchanged for Amalco Shares in accordance with the Arrangement; or

  (b)
  are ultimately not entitled, for any reason, to be paid fair value for their Suncor Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Suncor Shares who is not a Suncor Electing Shareholder and shall receive Amalco Shares in exchange for their Suncor Shares on the basis determined in accordance with subsection 2.2(f)(xv)(C), but in no case shall Amalco or any other Person be required to recognize such holders as Suncor Shareholders after the Effective Time, and the names of such Suncor Shareholders shall be deleted from the registers of Suncor Shareholders at the Effective Time.

3.2     Rights of Dissent for Petro-Canada Shareholders

          Petro-Canada Shareholders may exercise rights of dissent with respect to the Petro-Canada Shares held by such Petro-Canada Shareholder pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.2 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Petro-Canada not later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the Petro-Canada Shareholders' Meeting. Petro-Canada Shareholders who duly exercise such rights of dissent and who:

  (a)
  are ultimately entitled to be paid fair value for their Petro-Canada Shares shall be deemed not to have exchanged their Petro-Canada Shares for Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Petro-Canada Shares shall be cancelled in accordance with the Arrangement and will not be exchanged for Amalco Shares in accordance with the Arrangement; or

  (b)
  are ultimately not entitled, for any reason, to be paid fair value for their Petro-Canada Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Petro-Canada Shares who is not a Petro-Canada Electing Shareholder and shall receive Amalco Shares in exchange for their Petro-Canada Shares on the basis determined in accordance with subsection 2.2(f)(xv)(D), but in no case shall Amalco or any other Person be required to recognize such holders as Petro-Canada Shareholders after the Effective Time, and the names of such Petro-Canada Shareholders shall be deleted from the registers of Petro-Canada Shareholders at the Effective Time.

ARTICLE IV

CERTIFICATES AND FRACTIONAL SHARES

4.1     Issuance of Certificates Representing Amalco Shares

          Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Suncor Shares or Petro-Canada Shares that were (i) exchanged for Subco 3 Non-Voting Shares or Subco 1 Non-Voting Shares; and/or (ii) converted into one or more Amalco Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Suncor or Petro-Canada, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded in accordance with Section 4.3) of Amalco Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Suncor Shares or Petro-Canada Shares that is not registered in the transfer records of Suncor or Petro-Canada, as applicable, a certificate representing the proper number of Amalco Shares may be issued to the transferee if the certificate representing such Suncor Shares or Petro-Canada Shares, as applicable, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented Suncor Shares or Petro-Canada Shares that were exchanged for Subco 3 Non-Voting Shares or Subco 1 Non-Voting Shares; and/or converted into Amalco Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Amalco Shares as contemplated by this Section 4.1, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2     Distributions with Respect to Unsurrendered Certificates

          No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Suncor Shares or Petro-Canada Shares that were exchanged pursuant to the Arrangement unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole Suncor Shares or Petro-Canada Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, as the case may be.

4.3     No Fractional Shares

          No certificates or scrip representing fractional Amalco Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Amalco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco. In lieu of any fractional Amalco Shares, a shareholder otherwise entitled to a fractional interest in an Amalco Share, shall receive the nearest whole number of Amalco Shares as applicable (with fractions equal to exactly 0.5 being rounded up).

4.4     Lost Certificates

          In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Suncor Shares or Petro-Canada Shares that were exchanged pursuant to the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Amalco Shares (and any dividends or distributions with respect thereto pursuant to Section 4.2) deliverable in accordance with such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Amalco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents in such sum as Amalco may direct or otherwise indemnify Amalco in a manner satisfactory to Amalco against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5     Extinction of Rights

          Subject to any applicable legislation relating to unclaimed personal property, any certificate which immediately prior to the Effective Time represented outstanding Suncor Shares or Petro-Canada Shares that are exchanged pursuant to the Arrangement and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Amalco Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.6     Withholding Rights

          Amalco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Suncor Shares or Petro-Canada Shares, such amounts as Amalco or the Depositary are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Amalco Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority.

ARTICLE V

AMENDMENTS

5.1     Amendments to Plan of Arrangement

  (a)
  Suncor and Petro-Canada may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Suncor and Petro-Canada, (iii) filed with the Court and, if made following the Suncor Shareholders' Meeting or Petro-Canada Shareholders' Meeting, approved by the Court and (iv) communicated to Petro-Canada Shareholders and Suncor Shareholders, as applicable, if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Suncor or Petro-Canada at any time prior to the Suncor Shareholders' Meeting or Petro-Canada Shareholders' Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Suncor Shareholders' Meeting or Petro-Canada Shareholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Suncor Shareholders' Meeting or Petro-Canada Shareholders' Meeting shall be effective only if (i) it is consented to in writing by each of Suncor and Petro-Canada (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by Suncor Shareholders or Petro-Canada Shareholders, as applicable, voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Suncor Shareholders or Petro-Canada Shareholders.

ARTICLE VI

FURTHER ASSURANCES

6.1     Notwithstanding

          Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE A TO PLAN OF ARRANGEMENT

SHARE TERMS

1.       AMALCO SHARES

          The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the "Amalco Shares") are as follows:

1.1     Voting

          Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2     Dividends

          Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or ratably with the Amalco Shares, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3     Liquidation

          In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or ratably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

2.       SENIOR PREFERRED SHARES

          The Senior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1     Directors' Right to Issue in One or More Series

          The Senior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Senior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Canada Business Corporations Act (the "Act")) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

2.2     Ranking of the Senior Preferred Shares

          The Senior Preferred Shares of each series shall rank on a parity with the Senior Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Senior Preferred Shares, the Senior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Senior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Senior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares as may be determined in the case of such series of Senior Preferred Shares.

2.3     Voting Rights

          Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Senior Preferred Shares that such series is entitled to vote, the holders of the Senior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

2.4     Amendment with Approval of Holders of Senior Preferred Shares

          The rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Senior Preferred Shares given as hereinafter specified.

2.5     Approval of Holders of the Senior Preferred Shares

          The approval of the holders of the Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Senior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Senior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Senior Preferred Shares duly called for that purpose.

        The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Senior Preferred Shares, each holder of Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Senior Preferred Share held.

3.       JUNIOR PREFERRED SHARES

          The Junior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1     Directors' Right to Issue in One or More Series

          The Junior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Junior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Act) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

3.2     Ranking of the Junior Preferred Shares

          The Junior Preferred Shares of each series shall rank on a parity with the Junior Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the Senior Preferred Shares, be entitled to a preference over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Junior Preferred Shares, the Junior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Junior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Junior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares as may be determined in the case of such series of Junior Preferred Shares.

3.3     Voting Rights

          Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Junior Preferred Shares that such series is entitled to vote, the holders of the Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

3.4     Amendment with Approval of Holders of Junior Preferred Shares

          The rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Junior Preferred Shares given as hereinafter specified.

3.5     Approval of Holders of the Junior Preferred Shares

          The approval of the holders of the Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Junior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose.

        The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Junior Preferred Shares, each holder of Junior Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Junior Preferred Share held.

4.       INTERPRETATION

          In this Schedule A, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

SCHEDULE B TO PLAN OF ARRANGEMENT

OWNERSHIP AND VOTING RESTRICTIONS

1.       Interpretation

1.1
In this Schedule B, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act and:

    "directors' determination" and similar expressions mean a determination made by the directors of Amalco in accordance with section 10;

    "excess voting shares" means voting shares held, beneficially owned or controlled in contravention of the individual share constraint;

    "individual share constraint" has the meaning set forth in subsection 2.1;

    "principal stock exchange" means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of Amalco;

    "sell-down notice" has the meaning set forth in subsection 3.1;

    "shareholder default" has the meaning set forth in paragraph 3.1(d);

    "shareholder's declaration" means a declaration made in accordance with section 11; and

    "suspension" has the meaning set forth in subsection 4.1 and "suspend", "suspended" and similar expressions have corresponding meanings.

1.2
The provisions of subsections 9(3) to 9(8) of the Petro-Canada Public Participation Act, as amended from time to time, are deemed to be incorporated in this Schedule B. Any provision of this Schedule B that may be read in a manner that is inconsistent with the Petro-Canada Public Participation Act shall be read so as to be consistent therewith.

1.3
For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 9(5)(g) of the Petro-Canada Public Participation Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4
For the purposes of this Schedule B:

(a)
where voting shares of Amalco are held, beneficially owned or controlled by two or more persons jointly, the number of voting shares held, beneficially owned or controlled by each such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons; and

(b)
references to shares "of" a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5
In this Schedule B, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2.       Individual Share Constraint

2.1
No person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than twenty per cent (20%) of the votes that may ordinarily be cast to elect directors of Amalco, other than votes that may be so cast by or on behalf of the Minister. (The foregoing prohibition is referred to in this Schedule B as the "individual share constraint".)

2.2
In the event that it appears from the central securities register of Amalco that any person, together with the associates of that person, is in contravention of the individual share constraint:

  (a)
  Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

  (b)
  Amalco shall not issue any voting shares to that person or any associate of that person; and

  (c)
  Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person.

2.3
In the event of a directors' determination that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)
Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

(b)
Amalco shall not issue any voting shares to that person or any associate of that person;

(c)
Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person;

(d)
no person may, in person or by proxy, exercise the right to vote any of the voting shares of that person or of any associate of that person;

(e)
subject to subsection 9.1, Amalco shall not declare or pay any dividend, and or make any other distribution:

(i)
on any of the excess voting shares of that person or of any associate of that person; or

(ii)
if the directors of Amalco determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person;

    and any entitlement to such dividend or other distribution shall be forfeited; and

  (f)
  Amalco shall send a sell-down notice to the registered holder of the voting shares of that person and of each associate of that person.

2.4
In the event that it appears from the central securities register of Amalco that, or in the event, of a directors' determination that, any person, together with the associates of that person, after any proposed subscription, issue or transfer of voting shares, would be in contravention of the individual share constraint, Amalco shall not:

(a)
accept the proposed subscription for voting shares from;

(b)
issue the proposed voting shares to; or

(c)
register or otherwise recognize the proposed transfer of any voting shares to;

that person or any associate of that person.

2.5
In the event of a directors' determination that during any period any person, together with the associates of that person, was in contravention of the individual share constraint, the directors of Amalco may also determine that:

(a)
any votes cast, in person or by proxy, during that period in respect of the voting shares of that person or of any associate of that person shall be disqualified and deemed not to have been cast; and

(b)
subject to subsection 9.1, each of that person and the associates of that person is liable to Amalco to restore to Amalco the amount of any dividend paid or distribution received during that period on:

(i)
the excess voting shares of that person and of each associate of that person; or

(ii)
if the directors of Amalco determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person.

3.       Sell-Down Notice

3.1
Any notice (a "sell-down notice") required to be sent to a registered holder of voting shares pursuant to paragraph 2.3(f):

(a)
shall specify in reasonable detail the nature of the contravention of the individual share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b)
shall request an initial or further shareholder's declaration;

(c)
shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of; and

(d)
shall state that unless the registered holder either:

(i)
sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the individual share constraint and provides to Amalco, in addition to the shareholder's declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco of such sale or other disposition; or

(ii)
provides to Amalco, in addition to the shareholder's declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco that no such sale or other disposition of excess voting shares is required;

    such default (a "shareholder default") shall result in the consequence of suspension pursuant to section 4 and may result in the consequence of sale in accordance with section 5 or redemption in accordance with section 6, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

3.2
In the event that, following the sending of a sell-down notice, written evidence is submitted to Amalco for purposes of subparagraph 3.1(d)(ii), Amalco shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied Amalco that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied Amalco, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied Amalco, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 3.1(c) and (d). In either case, the 45 day period referred to in paragraph 3.1(c) shall be automatically extended to the end of the 10 day period referred to in this section 3.2 if such 10 day period extends beyond such 45 day period.

4.       Suspension

4.1
In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a)
all of the voting shares of the registered holder shall be deemed to be struck from the securities register of Amalco;

(b)
no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c)
subject to subsection 9.1, Amalco shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d)
Amalco shall not send any form of proxy, information circular or financial statements of Amalco or any other communication from Amalco to any person in respect of such voting shares; and

(e)
no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule B as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of Amalco on a basis that does not result in contravention of the individual share constraint.

4.2
The directors of Amalco shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of Amalco for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the individual share constraint. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to subsection 9.1, shall have no retroactive effect.

5.       Sale

5.1
In the event of a shareholder default in respect of any registered holder of voting shares, Amalco may elect by directors' determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 5 and section 7.

5.2
Amalco may sell any excess voting shares in accordance with this section 5:

(a)
on the principal stock exchange; or

(b)
if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of Amalco shall determine; or

(c)
if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of Amalco shall determine.

5.3
The net proceeds of sale of excess voting shares sold in accordance with this section 5 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

5.4
For all purposes of a sale of excess voting shares in accordance with this section, Amalco is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

6.       Redemption

6.1
In the event of a shareholder default in respect of any registered holder of voting shares and in the event that the directors of Amalco determine either that Amalco has used reasonable efforts to sell excess voting shares in accordance with section 5 but that such sale is impracticable or that it is likely that such sale would have material adverse consequences to Amalco or the holders of voting shares, Amalco may elect by directors' determination, subject to applicable law, to redeem the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2
The redemption price paid by Amalco to redeem any excess voting shares in accordance with this section 6 shall be:

(a)
the average of the closing prices per share of the voting shares on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of voting shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the directors of Amalco shall determine) over the last 10 trading days on which at least one board lot of voting shares has traded on the principal stock exchange (or such other stock exchange or such other organized market) in the period ending on the trading day immediately preceding the redemption date; or

(b)
if the requisite trading of voting shares has not occurred on any stock exchange or other organized market, on such basis as the directors of Amalco shall determine.

7.       Procedures Relating to Sale and Redemption

7.1
In the event of any sale or redemption of excess voting shares in accordance with section 5 or 6, respectively, Amalco shall deposit an amount equal to the amount of the net proceeds of sale or the redemption price, respectively, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of Amalco.

7.2
From and after any deposit made pursuant to subsection 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold or redeemed, other than the right, to receive the funds so deposited on presentation and surrender of the certificate or certificates representing the excess voting shares sold or redeemed.

7.3
If a part only of the voting shares represented by any certificate is sold or redeemed in accordance with section 5 or 6, respectively, Amalco shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4
So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to subsection 7.1, Amalco shall send a notice to the registered holder of the excess voting shares sold or redeemed and the notice shall state:

(a)
that a specified number of voting shares has been sold or redeemed, as the case may be;

(b)
the amount of the net proceeds of sale or the redemption price, respectively;

(c)
the name and address of the bank or trust company at which Amalco has made the deposit of the net proceeds of sale or the redemption price, respectively; and

(d)
all other relevant particulars of the sale or redemption, respectively.

7.5
For greater certainty, Amalco may sell or redeem excess voting shares in accordance with section 5 or 6, respectively, despite the fact that Amalco does not possess the certificate or certificates representing the excess voting shares at the time of the sale or redemption. If, in accordance with section 5, Amalco sells excess voting shares without possession of the certificate or certificates representing the excess voting shares, Amalco shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. lf, in accordance with section 5 or section 6, Amalco sells or redeems excess voting shares without possession of the certificate or certificates representing the excess voting shares and, after the sale or redemption, a person establishes that it is a bona fide purchaser of the excess voting shares sold or redeemed, then, subject to applicable law:

(a)
the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by Amalco, as the case may be, validly issued and outstanding voting shares in addition to the excess voting shares sold or redeemed; and

(b)
notwithstanding subsection 7.2, Amalco is entitled to the deposit made pursuant to subsection 7.1 and, in the case of a sale in accordance with section 5, shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8.       Exceptions

8.1
Notwithstanding section 2, the individual share constraint does not apply in respect of voting shares of Amalco that are held:

(a)
by the Minister in trust for Her Majesty in right of Canada;

(b)
by one or more underwriters solely for the purpose of distributing the voting shares to the public; or

(c)
by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both.

9.       Saving Provisions

9.1
Notwithstanding any other provision of this Schedule B:

(a)
the directors of Amalco may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Schedule B where the contravention of the individual share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

  (b)
  where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors' determination of a contravention of the individual share constraint, or where the amount of a dividend or any other distribution has been restored to Amalco pursuant to paragraph 2.5(b) as a result of a directors' determination of a contravention of the individual share constraint, the directors of Amalco shall declare and pay the dividend, make the distribution, or refund the restored amount, respectively, if they subsequently determine that no such contravention occurred.

9.2
In the event that Amalco suspends or redeems voting shares in accordance with section 4 or 6, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the individual share constraint are, after such action, in contravention, then, notwithstanding any other provision of this Schedule B, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the individual share constraint.

9.3
Notwithstanding any other provision of this Schedule B, a contravention of the individual share constraint shall have no consequences except those that are expressly provided for in this Schedule B. For greater certainty but without limiting the generality of the foregoing:

(a)
no transfer, issue or ownership of, and no title to, voting shares;

(b)
no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors' determination under paragraph 2.5(a)); and

(c)
no act of Amalco, including any transfer of property to or by Amalco;

shall be invalid or otherwise affected by any contravention of the individual share constraint.

10.     Directors' Determinations

10.1
The directors of Amalco shall have the sole right and authority to administer the provisions of this Schedule B and to make any determination required or contemplated hereunder. In so acting, the directors of Amalco shall enjoy, in addition to the powers set forth in this Schedule B, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of this Schedule B. The directors of Amalco shall make on a timely basis all determinations necessary for the administration of the provisions of this Schedule B and, without limiting the generality of the foregoing, if the directors of Amalco consider that there are reasonable grounds for believing that a contravention of the individual share constraint has occurred or will occur, the directors shall make a determination with respect to the matter. Any directors' determination that is not inconsistent with the Petro-Canada Public Participation Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of Amalco may delegate, in whole or in part:

(a)
their power to make a directors' determination in respect of any particular matter to a committee of the board of directors; and

(b)
any of their other powers under this Schedule B in accordance with subsection 115(3) or paragraph 121(a) of the Canada Business Corporations Act.

10.2
The directors of Amalco shall make any directors' determination contemplated by section 2:

(a)
after the relevant shareholder's declarations have been requested and received by Amalco, only:

(i)
on a basis consistent with those shareholder's declarations; or

(ii)
if the directors of Amalco are of the opinion that the shareholder's declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder's declarations that do contain adequate and accurate information; or

  (b)
  whether or not any shareholder's declaration has been requested or received by Amalco, only if the directors of Amalco believe and have reasonable grounds for believing that they have sufficient information to make the directors' determination, that the consequences of the directors' determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder's declaration.

10.3
In administering the provisions of this Schedule B, including, without limitation, in making any directors' determination in accordance with subsection 10.2 or otherwise, the directors of Amalco may rely on any information on which the directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the directors of Amalco may rely upon any shareholder's declaration, the securities register of Amalco, the knowledge of any director, officer or employee of Amalco or any advisor to Amalco and the opinion of counsel to Amalco.

10.4
In administering the provisions of this Schedule B, including, without limitation, in making any directors' determination, the directors shall act honestly and in good faith. Provided that the directors of Amalco so act, they shall not be liable to Amalco and neither they nor Amalco shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Schedule B. To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of Amalco under these provisions, this subsection 10.4 applies mutatis mutandis.

10.5
Any directors' determination required or contemplated by this Schedule B shall be expressed and conclusively evidenced by a resolution duly adopted.

11.     Shareholder's Declarations

11.1
For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule B, the directors of Amalco may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with Amalco or its registrar and transfer agent a completed shareholder's declaration. The directors of Amalco shall determine from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

11.2
A shareholder's declaration shall be in the form from time to time determined by the directors of Amalco pursuant to subsection 11.1 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder's declaration may be required to contain information with respect to:

  (a)
  whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities; and

  (b)
  whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in Amalco.

SCHEDULE C TO PLAN OF ARRANGEMENT

OTHER RESTRICTIONS

1.       INTERPRETATION

1.1
In this Schedule C, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

2.       HEAD OFFICE

2.1
The head office of Amalco shall be situated in Calgary, Alberta.

3.       RESTRICTION ON SALE OF ASSETS

3.1
Amalco shall not sell, transfer or otherwise dispose of, whether by one transaction or event or several related transactions or events, all or substantially all of its assets to any one person or group of associated persons or to non-residents, otherwise than by way of security only in connection with the financing of Amalco.

4.       USE OF OFFICIAL LANGUAGES BY THE PUBLIC

4.1
Amalco shall ensure that any member of the public can, in either official language, communicate with and obtain available services from:

(a)
the head office of Amalco; and

(b)
any of the other offices or facilities of Amalco and any office or facility of any of the wholly-owned subsidiaries of Amalco, where Amalco determines that there is significant demand for communications with and services from that office or facility in the language.

4.2
Amalco shall adopt from time to time policies describing the manner in which Amalco will fulfil the requirements of section 4.1.

SCHEDULE 1.1(b)

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

          (1)     The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving [Suncor Energy Inc./Petro-Canada] (the "Company"), as more particularly described and set forth in the joint management proxy circular (the "Circular") of Suncor Energy Inc. and Petro-Canada accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

          (2)     The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule 1.1(a) to the Arrangement Agreement made as of March 22, 2009 between Suncor Energy Inc. and Petro-Canada (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

          (3)     The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

          (4)     Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

          (5)     Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

          (6)     Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE 2.9

GOVERNANCE AND TRANSITIONAL ARRANGEMENTS

1.       Board of Directors

          The board of directors of Amalco from the Effective Date until the next annual meeting or until their successors are elected or appointed shall consist of twelve directors, including eight nominees of Suncor and four nominees of Petro-Canada. Suncor and Petro-Canada agree that the Plan of Arrangement will be amended within fifteen business days following the date of this Agreement, to allow for identification and the appointment of such directors pursuant to the Plan of Arrangement. If the Parties are unable to agree as to the identity of such directors, Suncor will nominate eight of the directors and Petro-Canada will nominate four of the directors to be appointed to the board of directors of Amalco.

2.       Chairmen/Senior Officers

          The following individuals will be appointed Chairman, Executive Vice-Chairman and Chief Executive Officer of Amalco, as indicated, pursuant to the Plan of Arrangement:

Chairman:	John T. Ferguson
President and Chief Executive Officer:	Richard L. George
Executive Vice-Chairman:	Ron A. Brenneman

        The remaining initial senior officers of Amalco will be determined by Suncor, as designated by Suncor's President and Chief Executive Officer, prior to completion of the Arrangement. Suncor and Petro-Canada agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such senior officers pursuant to the Plan of Arrangement, failing which such senior officers will be appointed by the board of directors of Amalco on the Effective Date.

3.       Transitional

          Between the date hereof and the Effective Date, the Chief Executive Officers of each party shall agree on an organizational structure for Amalco to be implemented as soon as possible after the Effective Date and shall agree on the placement of individuals in respect of significant management positions other than those of the senior officers which shall be designated in accordance with Section 2 of this Schedule 2.9.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF SUNCOR

(a)
Organization and Qualification.    Each of Suncor and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Suncor is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Suncor and its Subsidiaries taken as a whole. Copies of the Articles of Amalgamation of Suncor dated January 1, 1989 together with all amendments to date and the by-laws of Suncor have been provided to Petro-Canada and are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative this Agreement.    Suncor has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Suncor in the Arrangement contemplated hereby have been duly authorized by Suncor's board of directors and, subject to such approval of Suncor Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of Suncor are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Suncor and constitutes a legal, valid and binding obligation of Suncor enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries.    Suncor has no Material Subsidiaries other than Suncor Energy Products Inc., Suncor Energy Oil Sands Limited Partnership, Suncor Energy (USA) Inc. and Suncor Energy Marketing Inc. None of Suncor's Material Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Suncor, from making any other distribution on such Material Subsidiary's capital stock, from repaying to Suncor any loans or advances to such Material Subsidiary from Suncor.

(d)
Ownership of Subsidiaries.    Suncor is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of Suncor's Subsidiaries with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of Suncor's Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Suncor's Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)
No Violation; Absence of Defaults and Conflicts.

(i)
Neither Suncor nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Suncor or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Suncor or any of its Subsidiaries is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)
Neither the execution and delivery of this Agreement by Suncor nor the consummation of the Arrangement contemplated hereby nor compliance by Suncor with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Suncor or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Suncor or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Suncor or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Suncor or any of its Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Suncor or significantly impede the ability of Suncor to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Suncor.

  (iii)
  Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the CBCA, the Competition Act, the HSR Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Suncor's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Suncor in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Suncor or significantly impede the ability of Suncor to consummate the Arrangement.

(f)
Litigation.    There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Suncor, threatened, affecting or that would reasonably be expected to affect Suncor or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Suncor or any of its Subsidiaries which, if successful, would have a Material Adverse Effect on Suncor or would significantly impede the ability of Suncor to consummate the Arrangement. Neither Suncor nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Suncor or would significantly impede the ability of Suncor to consummate the Arrangement.

(g)
Tax Returns Filed and Taxes Paid.    All Tax Returns required to be filed by or on behalf of Suncor and each of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by Suncor or any of its Subsidiaries with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on Suncor.

(h)
Tax Reserves.    Suncor has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2008 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i)
Tax Deficiencies; Audits.    No deficiencies exist or have been asserted with respect to Taxes of Suncor or any of its Subsidiaries that would have a Material Adverse Effect on Suncor. Neither Suncor nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of

  Suncor, has such an event been asserted or threatened against Suncor or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Suncor.

(j)
Reporting Issuer Status.    Suncor is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The Suncor Shares are registered pursuant to the U.S. Exchange Act and Suncor is in material compliance with all applicable U.S. Securities Laws. The Suncor Shares are listed and posted for trading on the TSX and the NYSE and Suncor is in material compliance with the rules of the TSX and the NYSE.

(k)
Capitalization.    The authorized share capital of Suncor consists of an unlimited number of Suncor Shares and an unlimited number of preferred shares. There are issued and outstanding no more than 936,646,831 Suncor Shares, and there are no other shares of any class or series outstanding. There are no more than 52,000,000 Suncor Shares issuable upon the exercise of Suncor Options. Except as set forth above, and other than Suncor Shares or other securities issuable pursuant to the Suncor Stock Option Plans and the Suncor Shareholder Rights Plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Suncor of any shares of Suncor or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Suncor. All outstanding Suncor Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Suncor Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(l)
No Orders.    No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Suncor Shares or any other securities of Suncor has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Suncor, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m)
Material Agreements.    Suncor has not entered into any material agreements which are required to be filed by Suncor under National Instrument 51-102 — Continuous Disclosure Obligations, except for those agreements which have been so filed by Suncor.

(n)
Non-Competition Agreements.    Neither Suncor nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Suncor or its Subsidiaries is or is reasonably expected to be conducted.

(o)
Filings.    Suncor has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p)
Books and Records.    The corporate records and minute books of Suncor and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q)
Reports.    As of their respective dates, (i) Suncor's audited financial statements as at and for the fiscal year ended December 31, 2008 (the "Suncor Financial Statements"), (ii) Suncor's Annual Information Form dated March 2, 2009 (including all documents incorporated by reference therein), (iii) Suncor's Management Proxy Circular dated March 2, 2009 for its Annual Meeting of Shareholders to be held on April 23, 2009, (iv) all Suncor press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2008, and (v) all prospectuses or other offering documents used by Suncor in the offering of its securities or filed with Securities Regulators since December 31, 2008 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2008, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since

  December 31, 2008, Suncor has not filed any material change reports which continue to be confidential. The Suncor Financial Statements and all financial statements of Suncor and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Suncor's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of Suncor and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Suncor and its Subsidiaries on a consolidated basis. There has been no change in Suncor accounting policies, except as described in the notes to the Suncor Financial Statements, since December 31, 2008.

(r)
Absence of Undisclosed Liabilities.    Suncor has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)
those set forth or adequately provided for in the balance sheet included in Suncor's audited financial statements for the year ended December 31, 2008 (the "Suncor Balance Sheet");

(ii)
those incurred in the ordinary course of business and not required to be set forth in the Suncor Balance Sheet under Canadian GAAP;

(iii)
those incurred in the ordinary course of business since the Suncor Balance Sheet Date and consistent with past practice; and

(iv)
those incurred in connection with the execution of this Agreement.

(s)
No Material Adverse Change.    Since December 31, 2008: (i) Suncor has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Suncor has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Suncor.

(t)
Conduct of Business.    Since December 31, 2008 neither Suncor nor any of its Subsidiaries has taken any action that would be in violation of Section 5.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Suncor or would not significantly impede Suncor's ability to consummate the Arrangement contemplated hereby.

(u)
United States Relationships.    Suncor is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act.

(v)
Environmental.

(i)
There have not occurred any material spills, emissions or pollution on any property of Suncor or as a result of its operations, nor has Suncor been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on Suncor. All operations of Suncor and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Suncor. Neither Suncor nor any or its Material Subsidiaries is aware of, or is subject to:

(1)
any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(2)
any demand or notice with respect to the breach of any Environmental Laws applicable to Suncor or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Suncor.

  (ii)
  In the ordinary course of its business, Suncor periodically reviews the effect of Environmental Laws on various business, operations and properties of Suncor and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Suncor has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(w)
Title.    Suncor and its Material Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Suncor and its Material Subsidiaries necessary to permit the operation of its business as presently owned and conducted. Suncor does not have any knowledge nor is aware of any defects, failures or impairments in the title of Suncor to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Suncor.

(x)
No Defaults under Leases and Agreements.

(i)
Suncor has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Suncor's oil and gas assets to which Suncor is a party or by or to which Suncor or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Suncor.

(ii)
To its knowledge:

(1)
Suncor is in good standing under all, and is not in default under any; and

(2)
there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

    leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Suncor.

(y)
No Encumbrances.    Suncor has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business.

(z)
Royalties, Rentals and Taxes Paid.    All royalties and rentals payable under the leases and other title and operating documents pertaining to Suncor's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Suncor.

(aa)
Licences.    Each of Suncor and its Subsidiaries has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Suncor.

(bb)
Long Term and Derivative Transactions.    Suncor has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice and as permitted under the Trading Risk Policy of Suncor.

(cc)
Employee Benefit Plans.    Suncor has made available to Petro-Canada true, complete and correct copies of each material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other material employee or director compensation or benefit plan, agreement or arrangement for the benefit of directors or former directors of Suncor and/or its Subsidiaries, consultants or former consultants of Suncor and/ or its Subsidiaries, employees or former employees of Suncor and/or its Subsidiaries, which are maintained by, contributed to, or binding upon Suncor or any Subsidiary thereof or in respect of which the Suncor or any Subsidiary thereof has any actual or potential liability (the "Suncor Employee Plans"), and:

(i)
each Suncor Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)
all required material employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)
each Suncor Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval;

(iv)
to Suncor's knowledge, there are no pending or anticipated material claims against or otherwise involving any of the Suncor Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Suncor Employee Plan activities) has been brought against or with respect to any Suncor Employee Plan;

(v)
all material contributions, reserves or premium payments required to be made to the Suncor Employee Plans have been made or accrued for in the books and records of Suncor;

(vi)
Suncor has no material obligations for retiree health and life benefits under any Suncor Employee Plan; and

(vii)
the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Suncor Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Suncor or any of its Subsidiaries, or will not limit the right of Suncor of any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Suncor Employee Plan or related trust.

(dd)
Employment Agreements and Collective Agreements.

(i)
Neither Suncor nor any Subsidiary of Suncor is a party to, nor is engaged in any negotiations with respect to any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Suncor employee; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing.

(ii)
Neither Suncor nor any Subsidiary of Suncor is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Suncor employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Suncor or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights of any of Suncor employees.

  (iii)
  To the knowledge of Suncor, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of Suncor, threatened against Suncor or any Subsidiary of Suncor. No trade union has applied to have Suncor or a Subsidiary of Suncor declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Suncor or any Subsidiary of Suncor carries on business.

  (iv)
  Neither Suncor nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Suncor, threatened against Suncor or any of its Subsidiaries.

  (v)
  Suncor and each of its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker's compensation and occupational health and safety, and there are no outstanding any actual or threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Suncor.

  (vi)
  All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee benefits in respect of employees of Suncor or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Suncor.

  (vii)
  There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by Suncor or any of its Subsidiaries pursuant to any workers' compensation legislation and Suncor has not been reassessed in any material respect under such legislation and, to the knowledge of Suncor, no audit of any of Suncor is currently being performed pursuant to any applicable worker's compensation legislation.

  (viii)
  There are no material charges pending with respect to Suncor or its Subsidiaries under applicable Occupational Health and Safety legislation ("OHSL"). Suncor and each of its Subsidiaries have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(ee)
Insurance.    Policies of insurance are in force naming Suncor as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Suncor operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Suncor.

(ff)
Indebtedness To and By Officers, Directors and Others.    Suncor is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Suncor, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Suncor.

(gg)
Compliance with Laws.    Suncor and its Subsidiaries have complied with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Suncor.

(hh)
Possession of Intellectual Property.    Suncor or its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Suncor nor any Subsidiary has received any written notice or claim challenging Suncor or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Suncor, there are no facts upon which such a challenge could be made.

(ii)
Corrupt Practices Legislation.

(i)
To the knowledge of Suncor, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)
During the periods of the Suncor Financial Statements, the operations of Suncor and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"). To the best knowledge of Suncor, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Suncor or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(iii)
Neither Suncor nor any of its Subsidiaries nor, to the knowledge of Suncor, any director, officer, agent, employee or affiliate of Suncor or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and neither Suncor nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions") or is conducting business with any Person subject to any U.S. Economic Sanctions.

(jj)
Confidentiality Agreements.    All agreements entered into by Suncor with persons other than Petro-Canada regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Suncor or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the same form as the Confidentiality Agreement and Suncor has not waived the standstill or other provisions of any of such agreements.

(kk)
Disclosure.    To the knowledge of Suncor, Suncor has not withheld from Petro-Canada any material information or documents concerning Suncor or any of its Subsidiaries or their respective assets or liabilities during the course of Petro-Canada's review of Suncor and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Petro-Canada by Suncor pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA

(a)
Organization and Qualification.    Each of Petro-Canada and Petro-Canada's Material Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Petro-Canada is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Petro-Canada and its Subsidiaries taken as a whole. Copies of the Restated Articles of Incorporation of Petro-Canada dated April 30, 1996 together with all amendments to date and the by-laws of Petro-Canada have been provided to Suncor and are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative this Agreement.    Petro-Canada has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Petro-Canada in the Arrangement contemplated hereby have been duly authorized by Petro-Canada's board of directors and, subject to such approval of Petro-Canada Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of Petro-Canada are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Petro-Canada and constitutes a legal, valid and binding obligation of Petro-Canada enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries.    Petro-Canada has no Material Subsidiaries other than 3908968 Canada Inc., Petro-Canada (International) Holdings BV, Petro-Canada Germany GmbH, Petro-Canada Oil (North Africa) GmbH, Petro-Canada U.K. Holdings Ltd. and Petro-Canada U.K. Ltd. None of Petro-Canada's Material Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Petro-Canada, from making any other distribution on such Material Subsidiary's capital stock, from repaying to Petro-Canada any loans or advances to such Material Subsidiary from Petro-Canada.

(d)
Ownership of Subsidiaries.    Petro-Canada is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of Petro-Canada's Subsidiaries with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of Petro-Canada's Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Petro-Canada's Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)
No Violations; Absence of Defaults and Conflicts.

(i)
Neither Petro-Canada nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Petro-Canada or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Petro-Canada or any of its Subsidiaries is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)
Neither the execution and delivery of this Agreement by Petro-Canada nor the consummation of the Arrangement contemplated hereby nor compliance by Petro-Canada with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration (other than in connection with any demands made by lenders under demand credit facilities of Petro-Canada) under, or result in the creation of any Encumbrance upon any of the properties or assets of Petro-Canada or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Petro-Canada or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Petro-Canada or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Petro-Canada or any of its Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Petro-Canada or significantly impede the ability of Petro-Canada to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Petro-Canada.

  (iii)
  Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the CBCA, the Competition Act, the HSR Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Petro-Canada's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Petro-Canada in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Petro-Canada or significantly impede the ability of Petro-Canada to consummate the Arrangement.

(f)
Litigation.    There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Petro-Canada, threatened, affecting or that would reasonably be expected to affect Petro-Canada or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Petro-Canada or any of its Subsidiaries which, if successful, would have a Material Adverse Effect on Petro-Canada or would significantly impede the ability of Petro-Canada to consummate the Arrangement. Neither Petro-Canada nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Petro-Canada or would significantly impede the ability of Petro-Canada to consummate the Arrangement.

(g)
Tax Returns Filed and Taxes Paid.    All Tax Returns required to be filed by or on behalf of Petro-Canada and each of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by Petro-Canada or any of its Subsidiaries with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on Petro-Canada.

(h)
Tax Reserves.    Petro-Canada has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2008 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i)
Tax Deficiencies; Audits.    No deficiencies exist or have been asserted with respect to Taxes of Petro-Canada or any of its Subsidiaries that would have a Material Adverse Effect on Petro-Canada. Neither Petro-Canada nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Petro-Canada, has such an event been asserted or threatened against Petro-Canada or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Petro-Canada.

(j)
Reporting Issuer Status.    Petro-Canada is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The Petro-Canada Shares are registered pursuant to the U.S. Exchange Act and Petro-Canada is in material compliance with all applicable U.S. Securities Laws. The Petro-Canada Shares are listed and posted for trading on the TSX and the NYSE and Petro-Canada is in material compliance with the rules of the TSX and the NYSE.

(k)
Capitalization.    The authorized share capital of Petro-Canada consists of an unlimited number of Petro-Canada Shares and an unlimited number of preferred shares. There are issued and outstanding no more than 484,852,311 Petro-Canada Shares and there are no other shares of any class or series outstanding. There are no more than 25,000,000 Petro-Canada Shares or other securities issuable upon the exercise of Petro-Canada Options. Except as set forth above, and other than Petro-Canada Shares issuable pursuant to the Petro-Canada Stock Option Plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Petro-Canada of any shares of Petro-Canada or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Petro-Canada. All outstanding Petro-Canada Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Petro-Canada Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(l)
No Orders.    No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Petro-Canada Shares or any other securities of Petro-Canada has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Petro-Canada, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m)
Material Agreements.    Petro-Canada has not entered into any material agreements which are required to be filed by Petro-Canada under National Instrument 51-102 — Continuous Disclosure Obligations, except for those agreements which have been so filed by Petro-Canada.

(n)
Non-Competition Agreements.    Neither Petro-Canada nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Petro-Canada or its Subsidiaries is or is reasonably expected to be conducted.

(o)
Filings.    Petro-Canada has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p)
Books and Records.    The corporate records and minute books of Petro-Canada and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q)
Reports.    As of their respective dates, (i) Petro-Canada's audited financial statements as at and for the fiscal year ended December 31, 2008 (the "Petro-Canada Financial Statements"), (ii) Petro-Canada's Annual Information Form dated March 18, 2009 (including all documents incorporated by reference therein), (iii) Petro-Canada's Management Proxy Circular dated March 5, 2009 for its Annual Meeting of Shareholders to be held on April 28, 2009, (iv) all Petro-Canada press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2008, and (v) all prospectuses or other offering documents used by Petro-Canada in the offering of its securities or filed with Securities Regulators since December 31, 2008 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2008, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since December 31, 2008, Petro-Canada has not filed any material change reports which continue to be confidential. The Petro-Canada Financial Statements and all financial statements of Petro-Canada and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Petro-Canada's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of Petro-Canada and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Petro-Canada and its Subsidiaries on a consolidated basis. There has been no change in Petro-Canada accounting policies, except as described in the notes to the Petro-Canada Financial Statements, since December 31, 2008.

(r)
Absence of Undisclosed Liabilities.    Petro-Canada has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)
those set forth or adequately provided for in the balance sheet included in Petro-Canada's audited financial statements for the year ended December 31, 2008 (the "Petro-Canada Balance Sheet");

(ii)
those incurred in the ordinary course of business and not required to be set forth in the Petro-Canada Balance Sheet under Canadian GAAP;

(iii)
those incurred in the ordinary course of business since the Petro-Canada Balance Sheet Date and consistent with past practice; and

(iv)
those incurred in connection with the execution of this Agreement.

(s)
No Material Adverse Change.    Since December 31, 2008: (i) Petro-Canada has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Petro-Canada has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Petro-Canada.

(t)
Conduct of Business.    Since December 31, 2008 neither Petro-Canada nor any of its Subsidiaries has taken any action that would be in violation of Section 5.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Petro-Canada, or would not significantly impede Petro-Canada's ability to consummate the Arrangement contemplated hereby.

(u)
United States Relationships.    Petro-Canada is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act.

(v)
Environmental.

(i)
There have not occurred any material spills, emissions or pollution on any property of Petro-Canada or as a result of its operations, nor has Petro-Canada been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on Petro-Canada. All operations of Petro-Canada and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Petro-Canada. Neither Petro-Canada nor any or its Material Subsidiaries is aware of, or is subject to:

    (1)
    any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

    (2)
    any demand or notice with respect to the breach of any Environmental Laws applicable to Petro-Canada or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Petro-Canada.

  (ii)
  In the ordinary course of its business, Petro-Canada periodically reviews the effect of Environmental Laws on various business, operations and properties of Petro-Canada and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Petro-Canada has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(w)
Title.    Petro-Canada and its Material Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Petro-Canada and its Material Subsidiaries necessary to permit the operation of its business as presently owned and conducted. Petro-Canada does not have any knowledge nor is aware of any defects, failures or impairments in the title of Petro-Canada to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Petro-Canada.

(x)
No Defaults under Leases and Agreements.

(i)
Petro-Canada has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Petro-Canada's oil and gas assets to which Petro-Canada is a party or by or to which Petro-Canada or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Petro-Canada.

(ii)
To its knowledge:

(1)
Petro-Canada is in good standing under all, and is not in default under any; and

(2)
there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

    leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Petro-Canada.

(y)
No Encumbrances.    Petro-Canada has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business.

(z)
Royalties, Rentals and Taxes Paid.    All royalties and rentals payable under the leases and other title and operating documents pertaining to Petro-Canada's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Petro-Canada.

(aa)
Licenses.    Each of Petro-Canada and its Subsidiaries has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Petro-Canada.

(bb)
Long Term and Derivative Transactions.    Petro-Canada has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice and as permitted under the Mandate, Policy and Guidelines for Derivatives Trading Activity of Petro-Canada.

(cc)
Employee Benefit Plans.    Petro-Canada has made available to Suncor true, complete and correct copies of each material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other material employee or director compensation or benefit plan, agreement or arrangement for the benefit of directors or former directors of Petro-Canada and/or its Subsidiaries, consultants or former consultants of Petro-Canada and/ or its Subsidiaries, employees or former employees of Petro-Canada and/or its Subsidiaries, which are maintained by, contributed to, or binding upon Petro-Canada or any Subsidiary thereof or in respect of which the Petro-Canada or any Subsidiary thereof has any actual or potential liability (the "Petro-Canada Employee Plans"), and:

(i)
each Petro-Canada Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)
all required material employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)
each Petro-Canada Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval;

(iv)
to Petro-Canada's knowledge, there are no pending or anticipated material claims against or otherwise involving any of the Petro-Canada Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Petro-Canada Employee Plan activities) has been brought against or with respect to any Petro-Canada Employee Plan;

(v)
all material contributions, reserves or premium payments required to be made to the Petro-Canada Employee Plans have been made or accrued for in the books and records of Petro-Canada;

(vi)
Petro-Canada has no material obligations for retiree health and life benefits under any Petro-Canada Employee Plan; and

(vii)
the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Petro-Canada Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Petro-Canada or any of its Subsidiaries, or will not limit the right of Petro-Canada of any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Petro-Canada Employee Plan or related trust.

(dd)
Employment Agreements and Collective Agreements.

(i)
Neither Petro-Canada nor any Subsidiary of Petro-Canada is a party to, nor is engaged in any negotiations with respect to any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Petro-Canada employee; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing.

(ii)
Neither Petro-Canada nor any Subsidiary of Petro-Canada is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Petro-Canada employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Petro-Canada or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights of any of Petro-Canada employees.

(iii)
To the knowledge of Petro-Canada, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of Petro-Canada, threatened against Petro-Canada or any Subsidiary of Petro-Canada. No trade union has applied to have Petro-Canada or a Subsidiary of Petro-Canada declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Petro-Canada or any Subsidiary of Petro-Canada carries on business.

(iv)
Neither Petro-Canada nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Petro-Canada, threatened against Petro-Canada or any of its Subsidiaries.

(v)
Petro-Canada and each of its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker's compensation and occupational health and safety, and there are no outstanding any actual or threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Petro-Canada.

(vi)
All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee benefits in respect of employees of Petro-Canada or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Petro-Canada.

(vii)
There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by Petro-Canada or any of its Subsidiaries pursuant to any workers' compensation legislation and Petro-Canada has not been reassessed in any material respect under such legislation and, to the knowledge of Petro-Canada, no audit of any of Petro-Canada is currently being performed pursuant to any applicable worker's compensation legislation.

(viii)
There are no material charges pending with respect to Petro-Canada or its Subsidiaries under applicable Occupational Health and Safety legislation ("OHSL"). Petro-Canada and each of its Subsidiaries have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(ee)
Insurance.    Policies of insurance are in force naming Petro-Canada as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Petro-Canada operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Petro-Canada.

(ff)
Indebtedness To and By Officers, Directors and Others.    Petro-Canada is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Petro-Canada, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Petro-Canada.

(gg)
Compliance with Laws.    Petro-Canada and its Subsidiaries have complied with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Petro-Canada.

(hh)
Possession of Intellectual Property.    Petro-Canada or its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Petro-Canada nor any Subsidiary has received any written notice or claim challenging Petro-Canada or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Petro-Canada, there are no facts upon which such a challenge could be made.

(ii)
Corrupt Practices Legislation.

(i)
To the knowledge of Petro-Canada, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)
During the periods of the Petro-Canada Financial Statements, the operations of Petro-Canada and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"). To the best knowledge of Petro-Canada, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Petro-Canada or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(iii)
Neither Petro-Canada nor any of its Subsidiaries nor, to the knowledge of Petro-Canada, any director, officer, agent, employee or affiliate of Petro-Canada or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and neither Petro-Canada nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions") or is conducting business with any Person subject to any U.S. Economic Sanctions.

(jj)
Confidentiality Agreements.    All agreements entered into by Petro-Canada with persons other than Suncor regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Petro-Canada or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the same form as the Confidentiality Agreement and Petro-Canada has not waived the standstill or other provisions of any of such agreements.

(kk)
Disclosure.    To the knowledge of Petro-Canada, Petro-Canada has not withheld from Suncor any material information or documents concerning Petro-Canada or any of its Subsidiaries or their respective assets or liabilities during the course of Suncor's review of Petro-Canada and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Suncor by Petro-Canada pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

 APPENDIX D-1 — CIBC WORLD MARKETS INC. FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall 855 - 2nd Street S.W. Calgary, Alberta T2P 4J7

March 22, 2009

The Board of Directors
Suncor Energy Inc.
Sun Life Plaza, East Tower
112 - 4th Avenue S.W.
Calgary, Alberta T2P 2V5

To the Board of Directors:

        CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Suncor Energy Inc. ("Suncor" or the "Company") is proposing to enter into an arrangement agreement, to be dated the date hereof (the "Arrangement Agreement"), whereby it will amalgamate with Petro-Canada ("Petro-Canada") to form a new corporation ("Amalco") pursuant to a plan of arrangement (the "Proposed Transaction"). Pursuant to the Proposed Transaction, holders of Suncor common shares will receive one common share of Amalco for each Suncor common share held (the "Suncor Exchange Ratio") and holders of Petro-Canada common shares will receive 1.28 common shares of Amalco for each Petro-Canada common share held.

        We understand that the completion of the Proposed Transaction is subject to a number of terms and conditions as set out in the Arrangement Agreement, including approval by the holders of Suncor common shares and approval by the holders of Petro-Canada common shares at annual and special meetings expected to be held on June 4, 2009. The Proposed Transaction will be described in more detail in a joint information circular and proxy statement (the "Joint Proxy Circular"), which will be prepared by management of Suncor and Petro-Canada and mailed to holders of Suncor common shares and holders of Petro-Canada common shares in connection with those meetings.

Engagement of CIBC World Markets

        By letter agreement dated January 19, 2009 (the "Engagement Agreement"), the Company retained CIBC World Markets to act as its financial advisor in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to its board of directors (the "Board of Directors") our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Suncor Exchange Ratio to holders of Suncor common shares.

        CIBC World Markets will be paid a fee for delivery of this Opinion and additional fees will be payable to us upon public announcement of the Proposed Transaction and upon completion of the Proposed Transaction. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

        CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

        In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

  i)
  a draft dated March 21, 2009 of the Arrangement Agreement;

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  ii)
  the audited financial statements, annual reports and annual information forms of Suncor for the fiscal years ended December 31, 2006, 2007 and 2008;

  iii)
  the audited financial statements, annual reports and annual information forms of Petro-Canada for the fiscal years ended December 31, 2006, 2007 and 2008;

  iv)
  certain internal financial, operational, corporate and other information concerning Suncor that was prepared or provided by the management of Suncor, including internal operating and financial projections;

  v)
  certain internal financial, operational, corporate and other information concerning Petro-Canada that was prepared or provided by the management of Petro-Canada, including internal operating and financial projections;

  vi)
  an on-line due diligence data site made available to us by Petro-Canada in connection with the Proposed Transaction;

  vii)
  trading statistics and selected financial information of Suncor, Petro-Canada and other selected public companies considered by us to be relevant;

  viii)
  various reports published by equity research analysts, industry sources and credit rating agencies regarding Suncor and Petro-Canada, the oil and gas industry and other public companies, to the extent deemed relevant by us;

  ix)
  certificates addressed to us, dated as at the date hereof, from senior officers of Suncor and Petro-Canada as to the completeness and accuracy of the respective information provided to us by them; and

  x)
  such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

        In addition, we have participated in certain discussions with members of the senior management of Suncor and Petro-Canada regarding their past and current business operations, financial conditions and future prospects, including management's estimates of the synergies, cost savings and capital reallocation opportunities after giving effect to completion of the Proposed Transaction. We also participated in certain discussions with Petro-Canada's financial advisors and the respective external counsel to Suncor and Petro-Canada concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

        Our Opinion is subject to the assumptions, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Petro-Canada or any of their respective affiliates (including Amalco, after giving effect to the completion of the Proposed Transaction) and our Opinion should not be construed as such.

        With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Petro-Canada or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Suncor or Petro-Canada and have assumed, and relied upon, the accuracy and fair presentation of the Company's and Petro-Canada's audited financial statements and the reports of the auditors thereon.

        With respect to operating and financial forecasts, budgets and management estimates provided to us concerning Suncor and Petro-Canada and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting reasonable assumptions, estimates and judgements of management of

D-1-2

the Company and Petro-Canada, having regard to the Company's and Petro-Canada's respective management plans, financial condition and prospects.

        We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that the Proposed Transaction will be completed substantially in accordance with the requirements of the Arrangement Agreement and all applicable laws, and that the Joint Proxy Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

        The Company has represented to us, in a certificate of two senior officers of the Company, dated as at the date hereof, among other things, that the information, data and other material provided to us by or on behalf of the Company (collectively, the "Suncor Information"), was complete, true and correct at the date the Suncor Information was provided to us and that, since the date of the Suncor Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Suncor Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

        Petro-Canada has represented to us, in a certificate of two senior officers of Petro-Canada, dated as at the date hereof, among other things, that the information, data and other material provided to us by or on behalf of Petro-Canada (collectively, the "Petro-Canada Information"), was complete, true and correct at the date the Petro-Canada Information was provided to us and that, since the date of the Petro-Canada Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Petro-Canada and its affiliates and no material change has occurred in the Petro-Canada Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

        Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Petro-Canada as they are reflected in the Suncor Information and the Petro-Canada Information and as they were represented to us in our discussions with management of the Company, Petro-Canada and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, commodity prices, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        The Opinion has been provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as (i) a recommendation to any holder of Suncor common shares as to whether to vote in favour of the Proposed Transaction or (ii) as an opinion as to the prices at which Amalco's common shares will trade after completion of the Proposed Transaction.

        The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of such change or withdrawal or to update the Opinion after today.

Opinion

        Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Suncor Exchange Ratio is fair, from a financial point of view, to the holders of Suncor common shares.

Yours very truly,

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 APPENDIX D-2 — MORGAN STANLEY CANADA LIMITED FAIRNESS OPINION

Morgan Stanley Canada Limited 888 3rd Street SW 10th Floor West Hall Calgary, AB T2P 5C5

March 22, 2009

Board of Directors
Suncor Energy Inc.
Sun Life Plaza
112 4th Ave SW
Calgary, AB

Members of the Board:

We understand that Petro-Canada ("Petro-Canada") and Suncor Energy Inc. ("Suncor") propose to enter into an Arrangement Agreement substantially in the form of the draft dated March 21, 2009 (the "Arrangement Agreement"), which provides, among other things, for the amalgamation (the "Amalgamation") of Suncor and Petro-Canada to form a successor corporation ("Amalco") pursuant to a Plan of Arrangement. Pursuant to the Amalgamation, the common shares of Suncor (the "Suncor Common Shares") will be converted into 1.00 common share of Amalco (the "Amalco Common Shares") for each Suncor Common Share (the "Suncor Exchange Ratio"). The terms and conditions of the Amalgamation are more fully set forth in the Arrangement Agreement.

You have asked for our opinion as to whether the Suncor Exchange Ratio pursuant to the Arrangement Agreement is fair from a financial point of view to the holders of the Suncor Common Shares.

For purposes of the opinion set forth herein, we have:

1)
Reviewed certain publicly available financial statements and other business and financial information of Petro-Canada and Suncor, respectively;

2)
Reviewed certain internal financial statements and other financial and operating data concerning Petro-Canada and Suncor, respectively;

3)
Reviewed certain financial projections prepared by the management of Petro-Canada;

4)
Reviewed certain financial projections of Suncor, Petro-Canada and Amalco, each prepared by the management of Suncor;

5)
Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Amalgamation, prepared by the management of Suncor;

6)
Discussed the past and current operations and financial condition and the prospects of Petro-Canada with senior executives of Petro-Canada;

7)
Discussed the past and current operations and financial condition and the prospects of Suncor with senior executives of Suncor;

8)
Discussed the financial condition and the prospects of Amalco, including information relating to certain strategic, financial and operational benefits anticipated from the Amalgamation, with senior executive of Petro-Canada and Suncor;

9)
Reviewed the pro forma impact of the Amalgamation on Suncor's financial statements and financial ratios;

D-2-1

10)
Reviewed the reported prices and trading activity for the common shares of Petro-Canada (the "Petro-Canada Common Shares") and Suncor Common Shares;

11)
Compared the financial performance of Petro-Canada and Suncor and the prices and trading activity of Petro-Canada Common Shares and Suncor Common Shares with that of certain other publicly-traded companies comparable with Petro-Canada and Suncor, respectively, and their securities;

12)
Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

13)
Participated in certain discussions and negotiations among representatives of Petro-Canada and Suncor and their financial and legal advisors;

14)
Reviewed the Arrangement Agreement and certain related documents;

15)
Reviewed the separate certificates addressed to us, dated as of the date hereof, from senior officers of Petro-Canada and Suncor as to the completeness and accuracy of the information upon which this opinion is based; and

16)
Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Petro-Canada and Suncor, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Amalgamation, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Petro-Canada and Suncor of the future financial performance of Petro-Canada and Suncor. In addition, we have assumed that the Amalgamation will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Arrangement will be structured to allow holders of Suncor Common Shares and holders of Petro-Canada Common Shares to receive Amalco Common Shares on a tax-deferred basis for Canadian and United States income tax purposes. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Amalgamation, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Amalgamation. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Suncor and Petro-Canada and their legal, tax and regulatory advisors with respect to legal, tax, and regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of Petro-Canada or Suncor, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Senior management of Petro-Canada and Suncor respectively have each represented to us, in a certificate delivered as at the date hereof, amongst other things, that the information, data and other material (financial and otherwise) (the "Information") provided to us by or on behalf of Petro-Canada and Suncor was complete, true and correct at the date the Information was provided to us and that, since the date of the Information, there had been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Petro-Canada, Suncor or any of their respective affiliates, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on our opinion.

We have acted as financial advisor to the Board of Directors of Suncor in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Amalgamation. In the two years prior to the date hereof, we have provided financing services for Suncor and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to

D-2-2

Suncor, Petro-Canada and Amalco in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Suncor, Petro-Canada, Amalco or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the use of the Board of Directors of Suncor and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Suncor is required to make with any Canadian or US securities regulatory agency in connection with this transaction. In addition, this opinion does not in any manner address the prices at which Amalco Common Shares, Petro-Canada Common Shares or Suncor Common Shares will trade at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Suncor and Petro-Canada should vote at the shareholders' meetings to be held in connection with the Amalgamation or take any other actions in connection with the Amalgamation.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Suncor Exchange Ratio pursuant to the Arrangement Agreement is fair, from a financial point of view, to the holders of Suncor Common Shares.

Very truly yours,
MORGAN STANLEY CANADA LIMITED
By:	Mark Horsfall Managing Director

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 APPENDIX E-1 — RBC DOMINION SECURITIES INC. FAIRNESS OPINION

March 22, 2009

The Board of Directors
Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
T2P 3E3

To the Board:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Petro-Canada (the "Company") and Suncor Energy Inc. ("Suncor") propose to enter into an arrangement agreement (the "Arrangement Agreement") in respect of a plan of arrangement (the "Arrangement") under which the Company and Suncor would amalgamate to form a successor corporation ("Amalco"). As a result of the Arrangement, holders ("Shareholders") of common shares of the Company ("Shares") will receive 1.28 (the "Exchange Ratio") common shares of Amalco ("Amalco Shares") for each Share held and holders ("Suncor Shareholders") of common shares of Suncor ("Suncor Shares") will receive one Amalco Share for each Suncor Share held. The terms of the Arrangement will be more fully described in a joint management information circular, which will be mailed to Shareholders and Suncor Shareholders in connection with the Arrangement.

        The Company has retained RBC to provide advice and assistance to the Company in evaluating the Arrangement, including the preparation and delivery to the board of directors of the Company (the "Board") of RBC's opinion as to the fairness of the Exchange Ratio under the Arrangement from a financial point of view to the Shareholders (the "Fairness Opinion"). RBC has not prepared a valuation of the Company, Suncor or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        The Company initially contacted RBC regarding a potential advisory assignment in December of 2008, and RBC was formally engaged by the Board through an agreement between the Company and RBC (the "Engagement Agreement") dated December 11, 2008. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and in the United States.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Suncor or any of their respective

E-1-1

associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Suncor or the Arrangement.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, RBC has reviewed and relied upon or carried out, among other things, the following:

  1.
  the most recent draft, dated March 22, 2009, of the Arrangement Agreement;

  2.
  audited financial statements of the Company for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008;

  3.
  the unaudited interim reports of the Company for the quarters ended March 31, June 30 and September 30, 2008;

  4.
  annual reports of the Company for each of the two years ended December 31, 2007 and 2008;

  5.
  the Notices of Annual Meeting and Management Proxy Circulars of the Company, dated March 7, 2008 and March 5, 2009;

  6.
  annual information forms of the Company for each of the two years ended December 31, 2007 and 2008;

  7.
  historical segmented financial information of the Company by business segment for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008;

  8.
  unaudited projected financial statements for the Company's Oil Sands, International and Offshore, North American Natural Gas and Shared Services Unit business segments, prepared by management of the Company, for the years ending December 31, 2009 through December 31, 2018;

  9.
  unaudited projected financial statements on a consolidated basis and for the Downstream segment, prepared by management of the Company, for the years ending December 31, 2009 through December 31, 2013;

  10.
  an assessment by the Company of future production and net after-tax cash flows by year for the Company's Fort Hills project for the years ending December 31, 2009 through December 31, 2050;

  11.
  an assessment by the Company of future production and net after-tax cash flows by year for the Company's MacKay River and MacKay River Expansion projects for the years ending December 31, 2009 through December 31, 2061;

  12.
  audited financial statements of Suncor for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008;

  13.
  the unaudited interim reports of Suncor for the quarters ended March 31, June 30 and September 30, 2008;

  14.
  annual reports of Suncor for each of the two years ended December 31, 2007 and 2008;

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  15.
  the Management Proxy Circular and Notice of 2008 Annual and Special Meeting and Management Proxy Circular and Notice of 2009 Annual General Meeting of Suncor, dated March 4, 2008 and March 2, 2009, respectively;

  16.
  annual information forms of Suncor for each of the two years ended December 31, 2007 and 2008;

  17.
  historical segmented financial information of Suncor by business segment for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008;

  18.
  unaudited projected financial information for Suncor on a consolidated basis and segmented by business segment, prepared by management of Suncor, for the years ending December 31, 2009 through December 31, 2013;

  19.
  the Petro-Canada Public Participation Act;

  20.
  discussions with senior management of each of the Company and Suncor;

  21.
  discussions with legal counsel of each of the Company and Suncor;

  22.
  public information relating to the business, operations, financial performance and stock trading history of the Company, Suncor and other selected public entities considered by RBC to be relevant;

  23.
  public information with respect to other transactions of a comparable nature considered by RBC to be relevant;

  24.
  public information regarding the oil and gas industry;

  25.
  representations contained in certificates addressed to RBC, dated as of the date hereof, from senior officers of each of the Company and Suncor as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

  26.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

        With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Suncor, and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries and the Arrangement provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion (the"Company Information") was, at the date the Company Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Company Information or any statement contained therein not misleading in light of the circumstances under which the Company Information was made or provided or any

E-1-3

statement was made; and that (ii) since the dates on which the Company Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        In addition to the certificate noted above, senior officers of Suncor have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other material respecting Suncor and its subsidiaries provided orally by, or in the presence of, an officer or employee of Suncor or in writing by Suncor or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion (the "Suncor Information") was, at the date the Suncor Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Suncor and its subsidiaries, taken as a whole, or the Arrangement and did not and does not omit to state a material fact in respect of Suncor and its subsidiaries, taken as a whole, or the Arrangement necessary to make the Suncor Information or any statement contained therein not misleading in light of the circumstances under which the Suncor Information was made or provided or any statement was made; and that (ii) since the dates on which the Suncor Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Suncor or any of its subsidiaries and no material change has occurred in the Suncor Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Suncor and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and Suncor. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

        The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement.

Fairness Analysis

  Approach to Fairness

        In considering the fairness of the Exchange Ratio from a financial point of view to the Shareholders, RBC, among other analyses, (i) compared the relative contribution of EBITDA, cash flow, earnings, net asset value, production and reserves by the Company and Suncor to the pro forma relative ownership of Amalco Shares by the Shareholders and the Suncor Shareholders assuming the Arrangement is completed; (ii) compared the

E-1-4

implied value of the consideration to be received by the Shareholders based on the Exchange Ratio to results of a net asset value analysis of the Company; (iii) compared selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Exchange Ratio; and (iv) compared the implied value of the consideration to be received by the Shareholders based on the Exchange Ratio to the recent market trading values of the Shares.

  Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

E-1-5

 APPENDIX E-2 — DEUTSCHE BANK SECURITIES INC. FAIRNESS OPINION

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005

March 22, 2009

Board of Directors
Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
T2P 3E3
Canada

Ladies and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") understands that Petro-Canada (the "Company") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with Suncor Energy Inc. ("Suncor") dated March 22, 2009 and pursuant to which, among other things, the Company and Suncor would be amalgamated and continue as one corporation ("Amalco") pursuant to a plan of arrangement (the "Plan of Arrangement") effected under the Canada Business Corporations Act. As a result of the transaction (the "Transaction") contemplated by the Arrangement Agreement, and as set forth more fully in the Plan of Arrangement, (i) each common share in the capital of the Company (the "Company Common Shares"), other than Company Common Shares in respect of which rights of dissent have been validly exercised and that remain valid immediately before the effective time of the Plan of Arrangement and Company Common Shares held by Suncor, would be converted into common shares of Amalco on a 1: 1.2800 basis (the "Exchange Ratio"), and (ii) each common share in the capital of Suncor, other than those in respect of which rights of dissent have been validly exercised and that remain valid immediately before the effective time of the Plan of Arrangement, would be converted into common shares of Amalco on a 1:1 basis.

Deutsche Bank has acted as a financial advisor to the Company in connection with the Transaction and, in connection with that engagement, you have requested our opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the holders (other than Suncor and holders of Company Common Shares in respect of which rights of dissent have been validly exercised and that remain valid immediately before the effective time of the Plan of Arrangement, those other holders being the "Holders") of the outstanding Company Common Shares.

In connection with our role as a financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Suncor, certain internal analyses, financial forecasts and other information relating to the Company, Suncor and Amalco prepared by or under the direction of management of the Company and/or Suncor. We have also held discussions with certain senior officers and other representatives and advisors of the Company and Suncor regarding, among other things, the businesses and prospects of the Company and Suncor, respectively, and of Amalco after giving effect to the Transaction, and have received certificates of senior officers of the Company and Suncor as to certain matters. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company Common Shares and common shares in the capital of Suncor, (ii) to the extent publicly available, compared certain financial and stock market information for the Company and Suncor with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations we considered relevant, (iv) reviewed a draft dated March 21, 2009 of the Arrangement Agreement (including the Plan of Arrangement) proposed to be executed by the parties (the "Form of Arrangement Agreement") and drafts provided to us on March 21, 2009 of the disclosure in writing contemplated by the Form of Arrangement Agreement proposed to be delivered by the parties, and (v) performed such other studies and analyses and considered such other factors as we considered appropriate.

E-2-1

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, financial or otherwise, whether publicly available or furnished to it (including, without limitation, information concerning the Company, Suncor or Amalco) considered in connection with the rendering of its opinion. Deutsche Bank has not met with the auditors of any of the Company, Suncor or their respective subsidiaries. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness (and, in the context of financial statements, fair presentation) of all such information and has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Suncor or any of their respective subsidiaries. Nor have we evaluated the solvency or fair value of the Company, Suncor or Amalco under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. With respect to financial forecasts and projections, including, without limitation analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, capital expenditure efficiencies, revenue effects, financial synergies and other strategic benefits projected by the Company and by Suncor to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank or prepared under the direction of the Company and that have been discussed with the Company and been used in Deutsche Bank's analyses, Deutsche Bank has assumed, with your permission, that they reflect the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts, projections and information, including, without limitation, the Synergies or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed, with your permission, that, in all respects material to its analysis, the representations and warranties of the Company and Suncor in the Form of Arrangement Agreement are true and correct, the Company and Suncor each will perform all of its covenants and agreements as contemplated by the Form of Arrangement Agreement, and the Transaction will be consummated in accordance with its terms and otherwise as provided in the Form of Arrangement Agreement, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed, with your permission, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained without undue delay and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which the Company, Suncor or their subsidiaries are a party, to which they are subject or by which they are bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would materially reduce the contemplated benefits of the Transaction to Amalco or the Holders of the Company Common Shares. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues. In that context, among other things, Deutsche Bank has been advised and has assumed, with your permission, for the purposes of rendering its opinion that the Transaction will be tax-free to each of the Company, Suncor, Amalco and the Holders of the Company Common Shares. Representatives of the Company have informed us, and we have further assumed, with your permission, that the final terms of the Arrangement Agreement and the disclosure in writing contemplated by the Form of Arrangement Agreement will not differ materially from the terms set forth in the Form of Arrangement Agreement and the disclosure in writing contemplated by the Form of Arrangement Agreement we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the holders of Company Common Shares to approve the Transaction. This opinion is limited to the fairness, from a financial point of view of the Exchange Ratio to the Holders of the Company Common Shares, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date of hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the

E-2-2

Transaction. This opinion is not, and should not be construed as, advice as to the price at which the Company Common Shares or the common shares of Amalco may trade following the announcement or consummation of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or as to how any holder of Company Common Shares should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other amounts payable to or to be received by, any of the officers, directors, or employees of any of the parties to the Transaction, or any class of such persons, relative to the consideration to be received by the Holders of Company Common Shares in exchange for those shares.

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies.

Deutsche Bank will be paid a fee for its services as a financial advisor to the Company in connection with the Transaction, a portion of which is payable upon delivery of this opinion and more substantial portions of which are payable upon the announcement and upon the consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Suncor and the Company or their respective affiliates for which it has received compensation. The DB Group has had, and continues to maintain, relationships with both Suncor and the Company independent of the Transaction. The DB Group is a lender in the Company's revolving credit facility and in Suncor's revolving credit facility. In 2008, the DB Group acted as co-manager of a two-tranche offering by Suncor totaling US$2 billion of senior unsecured notes. In 2007, the DB Group acted as joint bookrunner on an offering and co-manager on a subsequent add-on offering by Suncor totaling US$1.15 billion of senior unsecured notes. The DB Group also provides the Company and Suncor with certain services relating to commodities and trade finance. The DB Group may also provide investment and commercial banking services to Suncor, the Company and/or Amalco in the future (and in certain circumstances has a right to provide such services to the Company), for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Suncor and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. Members of the DB Group conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice on investment matters, including with respect to the Company, Suncor or and the Transaction.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Holders of the Company Common Shares.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

E-2-3

 APPENDIX F — AMALCO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AMALCO

PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2009
(Unaudited)

			Pro Forma Adjustments
	Suncor Energy Inc.	Petro- Canada					Amalco Pro Forma Consolidated
($millions)			Note 3		Note 4
Assets
Current assets
Cash and cash equivalents	431	772	—		—		1,203
Accounts receivable	1,563	2,864	—		(65)	(d)	4,362
Inventories	1,136	1,358	—		149	(a)	2,643
Income taxes receivable	168	—	—		—		168
Future income taxes	54	32	—		51	(a)	137

Total current assets	3,352	5,026	—		135		8,513
Property, plant and equipment, net	29,697	23,629	—		4,397	(a)	57,723
Goodwill	—	845	—		(845)	(a)	1,480
					1,480	(a)
Intangible assets	—	—	—		300	(a)	300
Other assets	396	436	—		(128)	(a)	669
					(35)	(d)

Total assets	33,445	29,936	—		5,304		68,685

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	11	3	—		—		14
Accounts payable and accrued liabilities	2,998	3,070	88	(b)	170	(a)	6,261
					(65)	(d)
Taxes other than income taxes	88	—	(88)	(b)	—		—
Income taxes payable	14	707	—		790	(e)	1,511
Future income taxes	64	—	—		44	(a)	108

Total current liabilities	3,175	3,780	—		939		7,894
Long-term debt	9,058	4,887	—		(925)	(a)	13,020
Accrued liabilities and other	2,290	1,225	1,590	(b)	123	(a)	5,193
					(35)	(d)
Asset retirement obligations	—	1,590	(1,590)	(b)	—		—
Future income taxes	4,556	3,163	—		2,328	(a)	9,257
					(790)	(e)

Total liabilities	19,079	14,645	—		1,640		35,364

Shareholders' Equity
Share capital	1,131	1,390	—		(1,390)	(a)	20,086
					18,955	(a)
Contributed surplus	315	21	—		(21)	(a)	315
Accumulated other comprehensive income (loss)	131	(38)	—		38	(a)	131
Retained earnings	12,789	13,918	—		(13,918)	(a)	12,789

Total shareholders' equity	14,366	15,291	—		3,664		33,321

Total liabilities and shareholders' equity	33,445	29,936	—		5,304		68,685

AMALCO

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the three month period ended March 31, 2009
(Unaudited)

			Pro Forma Adjustments
	Suncor Energy Inc.	Petro- Canada					Amalco Pro Forma Consolidated
($millions, except per share amounts)			Note 3		Note 4
Revenues
Operating revenues	2,568	3,971	(31)	(b)	(130)	(d)	6,224
			(154)	(b)
Energy marketing and trading activities	2,246	—	—		(158)	(d)	2,088
Investment and other income (expenses)	—	—	(17)	(b)	—		(17)

	4,814	3,971	(202)		(288)		8,295
Expenses
Purchase of crude oil and products	848	1,956	—		(130)	(d)	2,674
Operating, selling and general	1,155	1,051	68	(b)	—		2,323
			16	(b)	—
			33	(b)	—
Energy marketing and trading activities	2,197	—	—		(158)	(d)	2,039
Transportation and other costs	68	—	(68)	(b)	—		—
Depreciation, depletion and amortization	302	560	29	(b)	101	(b)	992
Accretion of asset retirement obligations	29	—	(29)	(b)	—		—
Exploration	7	108	—		—		115
Royalties	31	—	(31)	(b)	—		—
Taxes other than income taxes	187	—	(187)	(b)	—		—
Unrealized foreign exchange loss on long-term debt	—	103	(103)	(b)	—		—
Interest	—	78	(78)	(b)	—		—
Loss on disposal of assets	17	—	(17)	(b)	—		—
Project start-up costs	16	—	(16)	(b)	—		—
Financing expenses	199	—	103	(b)	15	(c)	377
			78	(b)
			(18)	(a)

	5,056	3,856	(220)		(172)		8,520

Earnings (loss) before income taxes	(242)	115	18		(116)		(225)

Provision for (recovery of) income taxes	(53)	162	5	(a)	(30)	(e)	84

Net earnings (loss)	(189)	(47)	13		(86)		(309)

Net loss per common share (dollars)
Basic	(0.20)						(0.20)
Diluted	(0.20)						(0.20)

AMALCO

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2008
(Unaudited)

			Pro Forma Adjustments
	Suncor Energy Inc.	Petro- Canada					Amalco Pro Forma Consolidated
($millions, except per share amounts)			Note 3		Note 4
Revenues
Operating revenues	18,336	27,585	(890)	(b)	(677)	(d)	43,808
			(570)	(b)
			24	(b)
Energy marketing and trading activities	11,725	—	—		(1,471)	(d)	10,254
Investment and other income (expenses)	—	200	28	(b)	—		63
			(13)	(b)
			(128)	(b)
			(24)	(b)
Interest	28	—	(28)	(b)	—		—

	30,089	27,785	(1,601)		(2,148)		54,125
Expenses
Purchase of crude oil and products	7,184	14,507	—		(677)	(d)	21,014
Operating, selling and general	4,044	3,877	275	(b)	—		8,340
			35	(b)
			109	(b)
Energy marketing and trading activities	11,717	—	—		(1,471)	(d)	10,246
Transportation and other costs	275	—	(275)	(b)	—		—
Depreciation, depletion and amortization	1,049	2,155	64	(b)	580	(b)	3,848
Accretion of asset retirement obligations	64	—	(64)	(b)	—		—
Exploration	90	587	—		—		677
Royalties	890	—	(890)	(b)	—		—
Taxes other than income taxes	679	—	(679)	(b)	—		—
Unrealized foreign exchange loss on long-term debt	—	664	(664)	(b)	—		—
Interest	—	242	(242)	(b)	—		—
Loss on disposal of assets	13	—	(13)	(b)	—		—
Project start-up costs	35	—	(35)	(b)	—		—
Financing expenses	917	—	664	(b)	59	(c)	1,453
			242	(b)
			(128)	(b)
			(301)	(a)

	26,957	22,032	(1,902)		(1,509)		45,578

Earnings before income taxes	3,132	5,753	301		(639)		8,547

Provision for income taxes	995	2,619	78	(a)	(165)	(e)	3,527

Net earnings	2,137	3,134	223		(474)		5,020

Net earnings per common share (dollars)
Basic	2.29						3.23
Diluted	2.26						3.20

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     BASIS OF PRESENTATION

  Suncor Energy Inc. ("Suncor") and Petro-Canada entered into an arrangement agreement dated March 22, 2009. Pursuant to the arrangement agreement and the accompanying plan of arrangement, Suncor and Petro-Canada will amalgamate and continue as Suncor Energy Inc. ("Amalco"). In accordance with the arrangement, each Suncor shareholder will receive one common share of Amalco for each Suncor Common Share and each Petro-Canada shareholder will receive 1.28 common shares of Amalco for each Petro-Canada Common Share. Immediately following completion of the arrangement, former Suncor shareholders are anticipated to own approximately 60% of Amalco and former Petro-Canada shareholders are anticipated to own approximately 40% of Amalco.

  The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Joint Information Circular concerning the arrangement of Suncor and Petro-Canada.

  The unaudited Pro Forma Consolidated Financial Statements have been prepared from:

  a)
  Suncor's interim unaudited Consolidated Financial Statements as at and for the three months ended March 31, 2009;

  b)
  Petro-Canada's interim unaudited Consolidated Financial Statements as at and for the three months ended March 31, 2009;

  c)
  Suncor's audited Consolidated Financial Statements for the year ended December 31, 2008; and

  d)
  Petro-Canada's audited Consolidated Financial Statements for the year ended December 31, 2008.

  In the opinion of management of both Suncor and Petro-Canada, the unaudited Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on March 31, 2009. The unaudited Pro Forma Consolidated Statements of Earnings give effect to the transaction as if it occurred on January 1, 2008.

  The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

  The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Suncor and Petro-Canada incorporated by reference in the Joint Information Circular.

2.     PRINCIPLES OF CONSOLIDATION

  The unaudited Pro Forma Consolidated Financial Statements have been prepared on the basis that Amalco will account for the transaction as a purchase of Petro-Canada using the purchase method of accounting. Accordingly, the assets and liabilities of Petro-Canada will be recorded at their estimated fair value.

  For the purposes of the preparation of these Pro Forma Consolidated Financial Statements the provisions of Section 1581 of the Canadian Institute of Chartered Accountants (CICA) Handbook have been used. At the time this transaction is completed, Amalco will have the option to use the new business combinations standard (CICA Handbook Section 1582) to account for the transaction. Should the new standard be adopted, there may be material differences in the amounts recorded in accounting for the transaction versus what would be recorded under CICA Handbook Section 1581.

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3.     PRO FORMA ACCOUNTING AND PRESENTATION ADJUSTMENTS

  The following adjustments have been made to present the financial statements of Suncor and Petro-Canada on a consistent basis.

  a)
  Capitalized interest

    Suncor and Petro-Canada prepare their consolidated financial statements using similar accounting policies, with one exception. Suncor capitalizes interest on borrowings that are related to major capital projects in progress and to the portion of non-producing oil and gas properties expected to become producing. Petro-Canada follows a similar interest capitalization approach, but uses a different methodology. Petro-Canada's interest capitalization has been restated to reflect Suncor's methodology. In addition, as a result of the combination of the two entities, additional interest incurred by Petro-Canada would qualify for capitalization.

  b)
  Financial Statement Presentation

    Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Suncor and Petro-Canada.

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4.     PRELIMINARY PURCHASE PRICE CALCULATION AND ALLOCATION

  a)
  The transaction described in Note 1 above has resulted in the following estimated purchase price allocation:

		($millions)
The total estimated purchase price has been calculated as follows:
Amalco Common Shares issued to Petro-Canada shareholders (millions)	620.6
Price of Suncor Common Shares ($ per Common Share)	30.39
Value of Amalco Common Shares issued		18,862
Fair value of Petro-Canada Share Options exchanged for Share Options of Amalco		93
Transaction costs		170

Total purchase price		19,125

The above purchase price has been allocated based on management's preliminary estimates of fair values as follows:
Current assets		5,226
Property, plant and equipment		28,026
Goodwill		1,480
Intangible assets		300
Other assets		308

Total assets		35,340

Current liabilities		3,824
Long-term debt		3,962
Accrued liabilities and other		2,938
Future income taxes		5,491

Total liabilities		16,215

Net assets purchased		19,125

    The value of Amalco Common Shares issued of $18,862 million is comprised of 620.6 million Amalco Common Shares based on the exchange ratio of 1.28 Amalco Common Shares for each Petro-Canada Common Share. The number of issued and outstanding Petro-Canada Common Shares on the date of the transaction has been estimated to be 484.9 million. This assumes that none of the outstanding options to purchase Petro-Canada Common Shares are exercised prior to the date of the transaction.

    The number of issued and outstanding options to purchase Petro-Canada Common Shares on the date of the transaction has been estimated to be 5.9 million. The fair value of these options at March 31, 2009 has been included in the preliminary calculation of the purchase price. This fair value was calculated to be $93 million using the Black-Scholes option pricing model.

    The preliminary purchase price includes the value of the Amalco Common Shares to be issued to the Petro-Canada shareholders plus estimated transaction costs of $170 million, which include investment advisor fees, legal and accounting fees, printing and mailing costs and other transaction related costs. These costs have been added to accounts payable and accrued liabilities on the unaudited Pro Forma Consolidated Balance Sheet.

  b)
  Depreciation, depletion and amortization have been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property, plant and equipment.

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4.     PRELIMINARY PURCHASE PRICE CALCULATION AND ALLOCATION (Continued)

  c)
  To adjust financing expenses for the additional interest expense resulting from the fair value adjustment to Petro-Canada's debt.

  d)
  Transactions and balances between Suncor and Petro-Canada have been eliminated in the unaudited Pro Forma Consolidated Financial Statements.

  e)
  Provision for income taxes has been adjusted for the impact of the items noted above that affect net earnings. As a result of the transaction described in Note 1, there has been a reclassification from future income tax liability to current income taxes payable.

  No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

  The calculation and purchase price allocation is preliminary and will change as a result of several factors, including:

    i)
    changes in the fair values of Petro-Canada's assets and liabilities between March 31, 2009 and the closing of the transaction;

    ii)
    actual number of Petro-Canada Common Shares and options at the closing of the transaction; and

    iii)
    actual transaction costs incurred.

  The impact of these factors will not be known until the completion of the transaction.

5.     GOODWILL AND INTANGIBLE ASSETS

  The preliminary purchase price allocation includes $1,480 million of goodwill. In accordance with Canadian generally accepted accounting principles, goodwill is not amortized into income.

  The preliminary purchase price allocation also includes $300 million of intangible assets. The intangible assets largely have been determined to have an indefinite life. As a result, these assets have not been amortized in the unaudited Pro Forma Consolidated Financial Statements.

  Goodwill and intangible assets will be subject to an annual impairment review and should there be an impairment, that amount would be charged to income.

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.     PRO FORMA NET EARNINGS (LOSS) PER SHARE

  The net earnings (loss) per share have been based on the following:

	Three months ended March 31, 2009	Year ended December 31, 2008
	(millions)	(millions)
Actual weighted average number of Suncor Common Shares outstanding	936.3	931.5
Assumed number of Amalco Common Shares issued on the acquisition of Petro-Canada	620.6	620.6

Pro forma weighted average shares outstanding — basic	1,556.9	1,552.1

Effect of dilutive stock options	10.6	18.2

Pro forma weighted average shares outstanding — diluted	1,567.5	1,570.3

	Pro forma Amalco
	Three months ended March 31, 2009	Year ended December 31, 2008
Pro forma net earnings (loss) — ($millions)	(309)	5,020
Pro forma basic net earnings (loss) per share (dollars)	(0.20)	3.23
Pro forma dilutive net earnings (loss) per share (dollars)	(0.20)	3.20

 APPENDIX G — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

 SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

        (1)      Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

        (2)      Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1)    If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3)      Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4)      No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5)      Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6)      Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7)      Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

        (8)      Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9)      Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10)    Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11)    Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12)    Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13)    Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14)    Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15)    Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16)    Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17)    Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

        (18)    No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19)    Parties — On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20)    Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21)    Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22)    Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

        (23)    Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24)    Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25)    Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26)    Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

 APPENDIX H — INFORMATION REGARDING SUNCOR ANNUAL GENERAL MEETING MATTERS AND RELATED DISCLOSURE

GLOSSARY OF TERMS	H-1
ANNUAL GENERAL MEETING BUSINESS	H-2
Financial Statements	H-2
Election of Directors	H-2
Appointment of Auditors	H-7
Audit Fees	H-8
Audit-Related Fees	H-8
Tax Fees	H-8
All Other Fees	H-8
DIRECTOR COMPENSATION	H-9
COMPENSATION DISCUSSION AND ANALYSIS	H-12
Human Resources and Compensation Committee	H-12
Executive Compensation	H-13
Compensation of the President and Chief Executive Officer	H-16
Performance graph	H-19
Summary Compensation Table	H-21
Termination Contracts and Change of Control Arrangements	H-25
SUMMARY OF EQUITY COMPENSATION PLANS	H-27
DIRECTORS' AND OFFICERS' INSURANCE	H-32
CORPORATE GOVERNANCE	H-32
SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	H-33
SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	H-37
SCHEDULE C: CORPORATE GOVERNANCE SUMMARY	H-40
SCHEDULE D: BOARD TERMS OF REFERENCE	H-49
SCHEDULE E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	H-58
SCHEDULE F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	H-60

GLOSSARY OF TERMS

        The following is a glossary of certain terms used in this Appendix H.

"Board of Directors" or "Board" means the board of directors of Suncor as it may be comprised from time to time, and references to any "committee" in this Appendix H shall mean a committee of the Board of Directors;

"common shares" means the common shares in the capital of Suncor;

"meeting" means the annual and special meeting of Suncor shareholders to be held to consider the Suncor business described in this Information Circular (including this Appendix H), and any adjournment(s) thereof;

"shareholder" means a holder of common shares of Suncor; and

"Suncor", "the Corporation", "the Company", "we", "our" and similar terms refer to Suncor Energy Inc., a company amalgamated under the CBCA.

 ANNUAL GENERAL MEETING BUSINESS

Financial Statements

        Suncor's consolidated financial statements for the year ended December 31, 2008 are included in the 2008 Annual Report.

Election of Directors

        Suncor's articles of incorporation stipulate there shall be not more than 15 or fewer than eight directors. There are currently 11 directors. In accordance with our by-laws, the Board of Directors has determined that 11 directors will be elected at the meeting.

        Management will propose at the meeting that the 11 nominees named on pages H-3 to H-5 be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

        Unless authority to do so is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names appear on pages H-3 to H-5.

        Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors

        The Board of Directors has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether to accept it. The Board of Directors will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board of Directors' determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

        Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

The Persons Nominated for Election as Directors Are:

MEL E. BENSON
(independent)
Calgary, Alberta
Current age: 60
Period of service as a director:
April 19, 2000 to present
Common Shares (1): 17,560
Deferred Share Units (2): 28,755
Directors' Options (3): 16,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is a director of Tenax Energy Inc., chair of Winalta Homes Inc., director of Tarpon Energy Services and director of the Fort McKay Group of Companies. He is active with several charitable organizations including Hull Family Services. He is also a member of the board of governors for the Northern Alberta Institute of Technology.

BRIAN A. CANFIELD
(independent)
Point Roberts, Washington
Current age: 70
Period of service as a director:
November 10, 1995 to present
Common Shares (1): 14,020
Deferred Share Units (2): 55,267
Directors' Options (3): 96,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Mr. Canfield is a Member of the Order of Canada, a member of the Order of British Columbia and a fellow of the Institute of Corporate Directors.

BRYAN P. DAVIES
(independent)
Toronto, Ontario
Current age: 60
Periods of service as a director:
January 28, 1991 to April 23, 1996, and April 19, 2000 to present
Common Shares (1): 24,800
Deferred Share Units (2): 46,902
Directors' Options (3): 102,000

Bryan Davies is chairman of the Canada Deposit Insurance Corporation. He is also a director of the General Insurance Statistical Agency and is past superintendent of the Financial Services Commission of Ontario. Previously, he was senior vice president, regulatory affairs with the Royal Bank Financial Group. Mr. Davies is also active with a number of not-for-profit charitable organizations.

BRIAN A. FELESKY
(independent)
Calgary, Alberta
Current age: 65
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 20,000
Deferred Share Units (2): 32,480
Directors' Options (3): 80,000

Brian Felesky is counsel to the law firm of Felesky Flynn LLP in Calgary, Alberta. Mr. Felesky also serves as a director on the board and is chair of the audit committee of Epcor Power LP. He is also a member of the board of Precision Drilling Trust, Resin Systems Inc. and various private corporations. Mr. Felesky is actively involved in not-for-profit and charitable organizations. He is the co-chair of Homefront on Domestic Violence, vice chair of the Canada West Foundation, member of the senate of Athol Murray College of Notre Dame, board member of the Calgary Stampede Foundation and a Council member of the Alberta Order of Excellence. Mr. Felesky is a Queen's Counsel and Member of the Order of Canada.

JOHN T. FERGUSON
(independent)
Edmonton, Alberta
Current age: 67
Period of service as a director: November 10, 1995 to present
Common Shares (1): 45,702
Deferred Share Units (2): 42,963
Directors' Options (3): 116,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a director of the C.D. Howe Institute and the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is also a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

W. DOUGLAS FORD
(independent)
Bonita Springs, Florida
Current age: 65
Period of service as a director:
April 29, 2004 to present
Common Shares (1): Nil
Deferred Share Units (2): 32,768
Directors' Options (3): 40,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals Inc. He is also a member of the board of trustees of the University of Notre Dame.

RICHARD L. GEORGE
(non-independent, management)
Calgary, Alberta
Current age: 58
Period of service as a director: February 1, 1991 to present
Common Shares (1): 412,508
Deferred Share Units (2): 414,066
Directors' Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4) Mr. George is also a director of the Swiss offshore and onshore drilling company Transocean. He currently serves as the Canadian Chair of the North American Competitiveness Council and he chaired the 2008 Governor General's Canadian Leadership Conference. Mr. George was named a Member of the Order of Canada in 2007.

JOHN R. HUFF
(independent)
Houston, Texas
Current age: 62
Period of service as a director: January 30, 1998 to present
Common Shares (1): 42,903
Deferred Share Units (2): 55,831
Directors' Options (3): 112,000

John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as director of BJ Services Company, KBR Inc. and Rowan Companies Inc. Mr. Huff is a member of the National Petroleum Council, a trustee of the Houston Museum of Natural Science and is a director of St. Luke's Episcopal Hospital System in Houston.

M. ANN MCCAIG
(independent)
Calgary, Alberta
Current age: 69
Period of service as a director: October 1, 1995 to present
Common Shares (1): 50,422
Deferred Share Units (2): 49,566
Directors' Options (3): 112,000

Mrs. McCaig is a trustee of the $400 million Killam Estate, a director of the Gairdner Foundation, the Chair of the Calgary Health Trust and the Chair of the Alberta Adolescent Recovery Centre, as well as the Honorary Chair of the Alberta Bone and Joint Institute. She is a director of the Calgary Stampede Foundation. She is Chancellor Emeritus at the University of Calgary having served as Chancellor from 1994 to 1998. Mrs. McCaig has received numerous awards including an Honorary Doctor of Laws Degree from the University of Calgary and the University of Alberta, the University of Saskatchewan Alumni Humanitarian Award, the Queen Elizabeth Award, the 125th Confederation of Canada Award and the Alberta Order of Excellence. She is also a Member of the Order of Canada.

MICHAEL W. O'BRIEN
(independent)
Canmore, Alberta
Current age: 64
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 51,808
Deferred Share Units (2): 26,329
Directors' Options (3): 48,000

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien serves on the board of Shaw Communications Inc. and is an advisor to CRA International. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change.

EIRA M. THOMAS
(independent)
West Vancouver, British Columbia
Current age: 40
Period of service as a director: April 27, 2006 to present
Common Shares (1): 4,000
Deferred Share Units (2): 17,136
Directors' Options (3): 24,000

Eira Thomas assumed the role of executive chairman of Stornoway Diamond Corporation, a mineral exploration company, on January 1, 2009 after serving as chief executive officer since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Ventures Ltd. She is also a director of Strongbow Exploration Inc. and Fortress Minerals Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President's Internal Advisory Council.

(1)
"Common Shares" refers to the number of common shares beneficially owned, or controlled or directed, directly or indirectly, by the director as at April 10, 2009. The information relating to holdings of common shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional common shares have been excluded from the numbers shown. The number of common shares held by Mr. George includes 164,972 common shares over which he exercises control or direction but which are beneficially owned by members of his family.

(2)
Deferred share units ("DSUs") are not voting securities but are included in this table for informational purposes. See "Director Compensation" for a description of DSUs. The number of DSUs for each director is as at April 10, 2009, and fractional DSUs have been excluded from the numbers shown. DSUs held by Mr. George were awarded under executive incentive plans and not under the directors' DSU Plan (as defined below under "Director Compensation — Director Equity Compensation").

(3)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options comprise only options granted as at December 31, 2008 to non-employee directors, as described under the heading "Director Compensation". Directors' options do not include options granted to Mr. George under Suncor's Executive Stock Plan, SunShare Performance Stock Option Plan and SunShare 2012 Performance Share Option Plan, respectively (together, the "Executive Plans"). Options and performance share units held by Mr. George under the Executive Plans are reported in the tables on pages H-21 to H-22 and page H-37.

(4)
Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

Board of Directors Meetings Held and Attendance of Directors

        The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2008.

Number of Meetings
Board of Directors	7
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	7
Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Mel E. Benson	7 of 7	10 of 10
Brian A. Canfield	7 of 7	12 of 12
Bryan P. Davies	7 of 7	10 of 10
Brian A. Felesky	7 of 7	10 of 11
John T. Ferguson	7 of 7	10 of 10
W. Douglas Ford	6 of 7	11 of 12
Richard L. George(1)	7 of 7	—
John R. Huff	7 of 7	11 of 11
M. Ann McCaig	7 of 7	10 of 10
Michael W. O'Brien	7 of 7	12 of 12
Eira M. Thomas	7 of 7	11 of 11

(1)
As a member of management, Mr. George does not serve on any of the standing committees of the Board.

        The following summarizes the current membership of each committee:

Committee	Committee Members Since April 25, 2008
Audit Committee (all members independent)	Brian A. Canfield (Chairman) W. Douglas Ford Eira M. Thomas	Brian A. Felesky Michael W. O'Brien
Governance Committee (all members independent)	Michael W. O'Brien (Chairman) Brian A. Canfield John T. Ferguson	W. Douglas Ford John R. Huff
Environment, Health and Safety Committee (all members independent)	Mel E. Benson (Chairman) Brian A. Felesky Eira M. Thomas	Bryan P. Davies M. Ann McCaig
Human Resources and Compensation Committee (all members independent)	Bryan P. Davies (Chairman) John T. Ferguson M. Ann McCaig	Mel E. Benson John R. Huff

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        To our knowledge, no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Suncor) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Ford, a proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June, 2006, and who was also a director of United Airlines (until February 2006) which was in Chapter 11 bankruptcy protection until February, 2006; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

        The Board of Directors proposes that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

        Fees payable to PricewaterhouseCoopers LLP in 2007 and 2008 are detailed below.

($)	2007(1)	2008
Audit Fees	1,158,000	1,600,000
Audit-Related Fees	431,000	442,000
Tax Fees	2,000	7,000
All Other Fees	—	13,000

Total	1,591,000	2,062,000

(1)
Certain prior period comparative figures have been reclassified to conform to current period presentation.

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation.

Tax Fees

        Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

        Fees disclosed under "All Other Fees" were paid for subscriptions to auditor-provided and supported tools.

        None of the services described under the captions "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

 DIRECTOR COMPENSATION

2008 Director Compensation Summary for Directors

        The following table sets forth information concerning the compensation paid to our directors, other than Richard L. George, Suncor's President and Chief Executive Officer (non-employee directors) for the year ended December 31, 2008.

Name ($)	Total Fees Paid	Annual DSU Grant Value(1)	Annual Stock Option Value(2)	Non-equity incentive plan compensation	Pension Value	All other compensation	Total Compensation
Mel E. Benson	72,500	111,720	75,970	—	—	—	260,190
Brian A. Canfield	89,500	111,720	75,970	—	—	—	277,190
Bryan P. Davies	78,500	111,720	75,970	—	—	—	266,190
Brian A. Felesky	71,500	111,720	75,970	—	—	—	259,190
John T. Ferguson	257,500	167,580	113,954	—	—	—	539,034
W. Douglas Ford	77,500	111,720	75,970	—	—	—	265,190
John R. Huff	78,000	111,720	75,970	—	—	—	265,690
M. Ann McCaig	69,500	111,720	75,970	—	—	—	257,190
Michael W. O'Brien	76,500	111,720	75,970	—	—	—	264,190
Eira M. Thomas	79,000	111,720	75,970	—	—	—	266,690

(1)
This represents the amount of compensation that was paid in the form of an annual grant of DSUs on July 29, 2008. The DSUs cannot be redeemed until the director ceases to hold office.

(2)
This represents the expected value of stock option compensation. Options were granted to non-employee directors on July 29, 2008. The values disclosed have been calculated using a binomial pricing model based on a grant price of $55.86 in 2008. Awards vest one-third per year over a three-year period, starting on the first anniversary of the grant date and expire after 10 years.

        The following table sets forth a detailed breakdown of compensation paid to our non-employee directors for the year ended December 31, 2008.

Name ($)	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid(1)(2)(3)	Fees taken in DSUs	Fees Taken in Cash
Mel E. Benson	36,000	4,000	7,000	10,500	15,000	—	72,500	36,250	36,250
Brian A. Canfield	36,000	4,000	15,000	10,500	18,000	6,000	89,500	89,500	—
Bryan P. Davies	36,000	4,000	7,000	10,500	15,000	6,000	78,500	78,500	—
Brian A. Felesky	36,000	10,000	—	10,500	15,000	—	71,500	71,500	—
John T. Ferguson	250,000	—	—	—	—	7,500	257,500	128,750	128,750
W. Douglas Ford	36,000	10,000	—	9,000	16,500	6,000	77,500	77,500	—
John R. Huff	36,000	6,667	2,333	10,500	16,500	6,000	78,000	78,000	—
M. Ann McCaig	36,000	8,000	—	10,500	15,000	—	69,500	34,750	34,750
Michael W. O'Brien	36,000	7,333	4,667	10,500	18,000	—	76,500	76,500	—
Eira M. Thomas	36,000	10,000	—	10,500	16,500	6,000	79,000	79,000	—

(1)
Amounts reflect aggregate value of fees paid in DSUs or combination of DSUs and cash.

(2)
Eligible Board members also receive an annual grant of DSUs under the Suncor Directors' Deferred Share Unit Plan and stock options under the Executive Stock Plan. See "Director Equity Compensation" below for more information.

(3)
Director fees for services include: $4,000 for committee members, $6,000 for audit committee members; $7,000 for committee chairs, $15,000 for audit committee chair; $1,500 for each Board or committee meeting attended and $1,500 for long distance travel to attend meetings. Director compensation is reviewed annually by the Board. As a result of the review of directors' compensation undertaken in July 2008, the Board is satisfied that the current arrangements remain competitive.

Director Equity Compensation

        Deferred Share Units    Directors who are not Suncor employees ("non-employee directors") participate in a Directors' Deferred Share Unit Plan (the "DSU Plan"). Under the DSU Plan, each non-employee director receives an annual grant of deferred share units ("DSUs") as part of their total compensation. In 2008 the annual grant for each non-employee director, other than the chairman of the Board, was 2,000 DSUs. The chairman received 3,000 DSUs. The compensation plan also provides for an additional initial grant of 2,000 DSUs to each new director upon their election to the Board.

        Until Director Share Ownership Guidelines (see page H-12 for details) are met, non-employee directors receive one-half, or if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for common shares, an additional number of DSUs are credited to the non-employee directors' DSU accounts, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment.

        DSUs will be paid in cash when the director ceases to hold office as a director or on a date elected by that director prior to December of the year following cessation of directorship. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of DSUs starts on the first day of the first calendar year following the year in which the DSU Plan participant ceased to be a director and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share. In 2008, non-employee directors received an aggregate total of 40,902 DSUs. The number of DSUs held individually by the non-employee directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page H-12.

        Stock Options    Suncor's Executive Stock Plan ("ESP"), described in more detail under the heading, "Summary of Equity Compensation Plans" on page H-27, provides for the automatic grant of options to purchase common shares and awards of Limited Appreciation Rights ("LARs") to non-employee directors. Under the ESP, each non-employee director receives an annual grant of options to purchase common shares. In 2008, each non-employee director was granted 4,000 options, while the chairman received a grant of 6,000 options. The compensation plan also provides for an initial grant to each new director of 4,000 options to purchase common shares upon their election to the Board. In 2008, directors received a total of 42,000 options. The number of options held individually by the directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page H-12.

        Options are granted at an exercise price equal to the market price of the common shares at the time of the grant, expire 10 years from the date of grant and vest over a three-year period. All options granted to non-employee directors have an equivalent number of LARs attached to them. The terms of the LARs are described under the heading "Termination Contracts and Change of Control Arrangements" on page H-25.

        The ESP includes provisions that allow for the exercise of a non-employee director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a non-employee director immediately terminate upon leaving the Board.

        The ESP also provides an alternative, on activation by the Board, for the payment of a fixed percentage of directors' annual retainers in common shares. As of the date hereof, these provisions have not been activated.

2008 Director Aggregate Outstanding Option-Based Awards and Share-Based Awards

        The following table sets forth the aggregate option-based awards and share-based awards outstanding for each of our non-employee directors as at December 31, 2008.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (#)	Aggregate value of unexercised in-the-money options(1) ($)	Aggregate number of shares or units of shares (DSUs) that have not vested (#)	Aggregate market or payout value of share-based awards (DSUs) that have not vested(2) ($)
Mel E. Benson	16,000	—	28,334	672,082
Brian A. Canfield	96,000	861,200	54,279	1,287,498
Bryan P. Davies	102,000	955,580	46,031	1,091,855
Brian A. Felesky	80,000	555,120	31,685	751,568
John T. Ferguson	116,000	1,132,880	41,898	993,821
W. Douglas Ford	40,000	121,120	31,883	756,265
John R. Huff	112,000	1,132,880	54,924	1,302,797
M. Ann McCaig	112,000	1,132,880	49,123	1,165,198
Michael W. O'Brien	48,000	246,320	25,476	604,291
Eira M. Thomas	24,000	—	16,365	388,178

(1)
Calculated based on the difference between the closing of one Suncor common share on December 31, 2008 ($23.72) and the exercise price of the options.

(2)
Calculated based on the closing price of one Suncor common share on December 31, 2008 ($23.72).

        For detailed listings of each option-based award and share-based award outstanding for each of our non-employee directors as at December 31, 2008, see Schedule A.

Director Incentive Plan Awards — Value Vested or Earned During the Year

        The following table sets forth the value of option-based awards and share-based awards which vested for each of our non-employee directors during the year ended December 31, 2008.

Name	Option-Based awards — Value vested during the year (as at vesting date)(1) ($)	Option-Based awards — Value vested as at December 31, 2008(2) ($)	Share-Based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Mel E. Benson	135,387	2,133	—	—
Brian A. Canfield	135,387	2,133	—	—
Bryan P. Davies	135,387	2,133	—	—
Brian A. Felesky	135,387	2,133	—	—
John T. Ferguson	142,773	2,133	—	—
W. Douglas Ford	135,387	2,133	—	—
John R. Huff	135,387	2,133	—	—
M. Ann McCaig	135,387	2,133	—	—
Michael W. O'Brien	135,387	2,133	—	—
Eira M. Thomas	65,493	—	—	—

(1)
Calculated based on the difference between the exercise price of the options and the closing price of one Suncor common share on the day prior to the vesting date.

(2)
Calculated based on the difference between the exercise price of the options and the closing price of one Suncor common share on December 31, 2008 ($23.72).

Director Aggregate Equity Holdings

        The following table sets forth the aggregate equity holdings of our non-employee directors for the year ending December 31, 2008.

	December 31, 2007			December 31, 2008
	Shares	DSUs	Options	Shares	DSUs	Options
Mel E. Benson	17,560	25,328	28,000	17,560	28,334	16,000
Brian A. Canfield	14,020	49,848	124,000	14,020	54,279	96,000
Bryan P. Davies	24,800	41,922	106,000	24,800	46,031	102,000
Brian A. Felesky	20,000	27,812	76,000	20,000	31,685	80,000
John T. Ferguson	34,426	35,590	126,000	45,684	41,898	116,000
W. Douglas Ford	—	27,896	36,000	—	31,883	40,000
John R. Huff	42,630	50,798	108,000	42,835	54,924	112,000
M. Ann McCaig	34,422	46,052	124,000	50,422	49,123	112,000
Michael W. O'Brien	51,808	21,490	44,000	51,808	25,476	48,000
Eira M. Thomas	4,000	12,360	20,000	4,000	16,365	24,000

	Net Change During 2008
				Total Value at Risk ($)(1)(2)
	Shares	DSUs	Options
Mel E. Benson	—	3,006	(12,000)	1,088,606
Brian A. Canfield	—	4,431	(28,000)	2,481,252
Bryan P. Davies	—	4,109	(4,000)	2,635,691
Brian A. Felesky	—	3,873	4,000	1,781,088
John T. Ferguson	11,258	6,308	(10,000)	3,210,325
W. Douglas Ford	—	3,987	4,000	877,385
John R. Huff	205	4,126	4,000	3,451,723
M. Ann McCaig	16,000	3,071	(12,000)	3,494,087
Michael W. O'Brien	—	3,986	4,000	2,079,497
Eira M. Thomas	—	4,005	4,000	483,058

(1)
Value of shares and DSUs is calculated based on the closing price of one Suncor common share ($23.72) on December 31, 2008.

(2)
Value of options is calculated based on the in-the-money value of exercisable and non-exercisable options as of December 31, 2008.

Director Share Ownership Guidelines

        The Board of Directors has established share ownership guidelines for non-employee directors which must be attained within five years of their appointment to the Board. Current guidelines are based on a target of three times the market median compensation for directors of large Canadian energy companies. For 2008, the Board established that each director should own Suncor common shares and/or DSUs with a market value of $540,000. As of the date of this Information Circular, all directors were in compliance with the share ownership guidelines.

COMPENSATION DISCUSSION AND ANALYSIS

Human Resources and Compensation Committee

        During 2008, Mel Benson, Bryan Davies, John Ferguson, John Huff and Ann McCaig served as members of the Human Resources and Compensation Committee (the "HR&CC"). Mr. Davies served as chairman. All members of the HR&CC are independent directors. Responsibilities included in the HR&CC's mandate are to:

  •
  review Suncor's overall corporate goals and objectives and ensure they are supported by appropriate executive compensation philosophy and programs;

  •
  annually evaluate the performance of the chief executive officer ("CEO") against predetermined goals and criteria, and recommend to the Board the total compensation for the CEO;

  •
  annually review and provide input to the CEO's recommendations for compensation of the executives that report directly to the CEO;

  •
  review the succession planning process and results of the process as it relates to executive roles;

  •
  review, and approve as appropriate, any significant compensation and benefit programs for all employees; and

  •
  review and recommend to the Board the compensation provided to the Board of Directors and ensure its competitiveness.

        The HR&CC retains an independent executive compensation consultant to help discharge its mandate. During 2008, the HR&CC engaged Towers Perrin to provide:

  •
  expertise and advice in the development of compensation policies and programs for executives and directors;

  •
  periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

  •
  custom survey work benchmarking Suncor compensation in the marketplace.

        The decisions made by the HR&CC are the responsibility of that committee and may reflect factors and considerations other than the information and recommendations made by Towers Perrin. During 2008, Towers Perrin met with the committee chair and attended relevant sections of HR&CC meetings, as necessary. Fees paid by Suncor in 2008 for Towers Perrin's services as executive compensation consultant to the HR&CC were $154,933.

        The HR&CC has ensured that Towers Perrin, as their executive compensation consultant, has a clear reporting relationship to the committee and is able to provide advice to the committee independent of the firm's other relationship with management. The HR&CC has the final authority to hire and terminate the consultant. Towers Perrin also provides actuarial, pension and benefits advice and services to Suncor. Fees paid by Suncor in 2008 for Towers Perrin's services in this regard were $277,546.

Executive Compensation

        Suncor's executive total direct compensation program is comprised of the following components: base salary, annual incentive and mid- and long-term incentives. Together, these components support our long-term growth strategy and the following objectives:

  •
  to align executive compensation with shareholders' interests;

  •
  to attract and retain highly qualified management;

  •
  to focus performance by linking incentive compensation to the achievement of business objectives and financial results; and

  •
  to encourage retention of key executives for leadership succession.

        Compensation programs at Suncor are designed to pay for performance. Employees, including senior executives, are rewarded for the achievement of annual operating and financial goals, progress in executing Suncor's long-term growth strategy and delivering strong total shareholder return performance versus our peers.

        Suncor compares its executive compensation to the compensation provided by a comparator group of Canadian oil and gas companies and trusts for executives in comparable positions. These companies and trusts compete with Suncor for executive talent, operate in a similar business environment and are of similar size, scope and complexity. Suncor's compensation guidelines incorporate market data compiled through industry and general compensation surveys conducted by independent compensation consultants of pay practices and trends.

        The companies and trusts included in Suncor's executive compensation primary market comparator group are:

Canadian Natural Resources Ltd.	Canadian Oil Sands Trust
Devon Canada Corporation	Enbridge Inc.
EnCana Corp.	Husky Energy Inc.
Imperial Oil Ltd.	Nexen Inc.
Petro-Canada	Syncrude Canada Ltd.
Talisman Energy Inc.	TransCanada Corp.

        Suncor also considers data from secondary market reviews conducted by independent compensation consultants which compare our compensation levels to those of large Canadian general industry companies and selected energy companies based in the United States.

        Suncor's total compensation mix places a significant portion of the executive's compensation at risk. The design takes into account individual, business unit and corporate performance. Compensation practices, including the mix of base salary, short-term incentives, mid- and long-term incentives, are regularly assessed to ensure they are competitive, take account of the external market trends, and support Suncor's long-term growth strategies.

        For our executive officers, including the executives listed in the Summary Compensation Table (the "Named Executive Officers"), base salary is targeted at the median of the market, and annual total direct compensation (including the annual incentive program and annual long-term incentive grants) is targeted at the 65th percentile.

        Suncor has, with shareholder approval, provided an additional performance based long-term incentive program to drive achievement of extraordinary results. These programs focus on reinforcing and rewarding performance over a five to six year period and, combined with other elements of compensation, provide the opportunity to earn top quartile pay when superior results are achieved. Our current program, the SunShare 2012 Plan (defined below), is designed to reward employees over the term of the plan if there is an increase of approximately 60% in Suncor's common share price and total shareholder return in the top quartile of a peer group of energy companies.

Executive Compensation Components

        Base salary.    Salary is compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive. Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year.

        Annual incentive plan.    Our Management Incentive Plan ("MIP") provides executive officers and other senior management with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business unit and individual performance objectives. Awards for the business unit executives are based on a combination of the performance of the executive's business unit, corporate performance and the executive's performance against their personal goals. Awards for corporate executives are based on Suncor's overall corporate performance and the executive's performance against their personal goals. Suncor's annual incentive plan is designed such that senior executives have a higher portion of their incentive linked to overall corporate results versus their individual business unit results.

        Mid- and long-term incentives.    Our executive officers and other senior management participate in the following mid- and long-term incentive programs:

  (i)
  Executive Stock Plan ("ESP") — provides for annual option grants;

  (ii)
  Performance Share Unit Plan ("PSU Plan") — provides for annual performance share unit ("PSU") grants;

  (iii)
  Restricted Share Unit Plan ("RSU Plan") — provides for annual restricted share unit ("RSU") grants;

  (iv)
  SunShare 2012 Performance Share Option Plan ("SunShare 2012 Plan") — provides for a one-time grant of options on September 28, 2007 and subsequent grants on promotion. Restricted Share Units were also granted under this plan on January 1, 2008 and may be granted on January 1, 2010.

        See "Summary of Equity Compensation Plans" on pages H-27 to H-32 for a detailed description of these plans. For details of these grants to the Named Executive Officers, see "Aggregate Outstanding Share-Based Awards and Option-Based Awards" on page H-22 and Schedule B.

Other Compensation

        Suncor provides pension, benefits and perquisites as part of a competitive compensation package. Suncor also provides a Supplemental Executive Retirement Plan ("SERP") to our Named Executive Officers which supports retention. The SERP is described under "Retirement Arrangements" on page H-23.

Executive Share Ownership Guidelines

        Suncor's executive share ownership guidelines require common share holdings with an aggregate value of four times base salary for the chief executive officer, three times base salary for the chief operating officer, two times base salary for executive and senior vice presidents, and one times base salary for other vice presidents. The guidelines are designed to ensure the executives build equity in Suncor and are to be achieved within five years after appointment to an executive position. Common shares and DSUs count toward fulfillment of the guidelines. As of the date of this Information Circular, all but two of the Named Executive Officers are in compliance with the guidelines. It is the Board's expectation that all Named Executive Officers will be in compliance with the guidelines in 2009.

2009 Compensation

        Compensation arrangements for executives are reviewed annually by the Board. Current economic and market conditions have prompted changes to Suncor's 2009 compensation programs.

        We have frozen discretionary salary increases for all employees. Plans are in place to review this measure when market conditions improve.

        Suncor has reduced overall equity compensation levels for executives and senior managers from 2008 levels. In 2009, option grants have been held at 2008 target levels. PSU grants continue to reflect one-half of the overall economic value of the long-term incentive package and RSUs have been introduced. For the Named Executive Officers, the total economic value is significantly less than in 2008.

        Effective January 27, 2009, the Board of Directors approved the grant of options, PSUs, RSUs and LARs to the Named Executive Officers and certain other eligible employees under the terms of the ESP, the PSU Plan and the RSU Plan. The exercise price of the options is $24.50 per share, based on the market price of Suncor common shares on the date prior to the grant date. Each option granted to the executive officers, including the

Named Executive Officers, was awarded with an equivalent LAR. The table below outlines the awards made to the Named Executive Officers effective January 27, 2009.

	# of Options/LARs Granted	# of Performance Share Units Granted	# of Restricted Share Units Granted
R.L. GEORGE President & Chief Executive Officer	136,000	97,780	28,970
J.K. ALLEY Senior Vice President & Chief Financial Officer	18,000	12,940	3,830
J.K. BAILEY Executive Vice President, Oil Sands	33,000	23,730	7,030
K.D. NABHOLZ Executive Vice President, Major Projects	40,000	28,760	8,520
J.W.J. THORNTON Executive Vice President, Refining and Marketing	33,000	23,730	7,030
S.W. WILLIAMS Chief Operating Officer	65,000	46,740	13,850

Compensation of the President and Chief Executive Officer

        The annual performance evaluation of the president and chief executive officer is led by the chairman of the Board. His performance assessment includes formal written evaluations by each independent Board member of performance against key strategic and organizational objectives, as well as the president and chief executive officer's self-assessment against a set of agreed-upon personal goals.

        The performance evaluation by the Board of Directors focuses on the following key areas:

  •
  Financial and operating results achieved during 2008;

  •
  Strategic planning to support future shareholder value;

  •
  Leadership on industry, policy, social and environmental issues (within Suncor and the North American business community);

  •
  Management of talent and future leadership development;

  •
  Effective relationship with the Board of Directors.

        Following the Board's evaluation of the president and chief executive officer, the HR&CC develops the compensation recommendation for review and approval by the full Board of Directors.

2008 Chief Executive Officer Performance

        The Board evaluated Mr. George's performance for 2008 as "strong". The following is a summary of Mr. George's achievements in each of the key performance areas listed above for 2008.

        Financial and operating results achieved during 2008.    In 2008, Suncor generated net earnings of $2.137 billion and cash flow from operations of $4.463 billion. An overall return on capital employed ("ROCE") of 21.1% was achieved (excluding major projects in progress)(1). Although these measures rank among Suncor's top three historical annual results, Suncor operational performance fell short of expectations.

        Through a very volatile period, Mr. George provided strong leadership, steering Suncor through operational challenges and unstable markets. Suncor benefited from high commodity prices through the first

(1)
The financial measures — cash flow from operations, ROCE and cash operating costs — referred to in this Appendix H, are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures, on page 47 of our 2008 annual report.

three quarters, offsetting financial impacts of unplanned maintenance activities at oil sands that affected Suncor's ability to meet production targets. A 53% drop in average benchmark crude oil prices from US$126.00 in the second quarter of 2008 to US$58.75 in the fourth quarter of 2008 substantially impacted results for the fourth quarter and full year.

        At year end, net debt was $7.2 billion, remaining within a conservative two-times cash flow ratio. During the first part of the year when commodity prices were higher, Suncor entered into crude oil hedges for a portion of 2009 planned production, providing a degree of protection from volatile markets through this period.

        Oil sands production was initially targeted at 275,000 to 300,000 bpd, with a corresponding cash operating cost of $25 to $27 per barrel. As noted, unscheduled maintenance contributed to lower than targeted annual production of 228,000 bpd, and corresponding cash operating costs of $38.50 per barrel.

        Natural gas production of 220 mmcf equivalent per day marginally exceeded initial targets of 205 to 215 mmcf equivalent per day in 2008.

        The Board's assessment of operating results also included a review of progress during the year on growth and sustaining projects. Despite the challenges created by significant shortages and inflationary impacts on labour, supplies and materials, Suncor's workforce and supply chain strategies helped Suncor complete a $2.3 billion capacity expansion to its upgrading operations on schedule and on budget. In addition, the successful completion of scheduled preventative maintenance work is expected to contribute to higher and more reliable production in 2009.

        To address reliability issues and position Suncor for improved performance, Mr. George worked with the Chief Operating Officer in developing and advancing strategies focused on operational excellence, with specific goals to improve reliability, workforce processes, personal and process safety and environmental performance.

        While Suncor is among the energy industry's top safety performers, Mr. George and Suncor's management oversaw strategies to make continued advances in process safety management, reorganizing the corporate EHS organization and retaining third party experts to assess current practice and process improvements.

        On environmental performance, Mr. George led Suncor through several improvements in 2008, including those related to emissions reductions at oil sands facilities which led to the removal of a production cap at the Firebag in-situ operations in mid-2008.

        Strategic planning to support future shareholder value.    The Board's review of Mr. George's 2008 performance recognized the progress made on significant strategic and operational initiatives, which are expected to support long-term shareholder value. Growth capital of approximately $7.6 billion was invested Suncor-wide during 2008 to advance a number of projects aimed at increasing crude oil production and sales. These milestones supported Suncor's 2008 Voyageur growth strategy of increasing production design capacity to 550,000 bpd.

        Suncor made considerable progress on both Firebag Stage 3 and the Voyageur upgrader in 2008. At year end, construction of these projects was approximately 50% and 15% complete, respectively. However, in light of economic uncertainties, in early 2009 Suncor deferred capital spending on these and other growth projects and began to safely wind down work, with facilities prepared to restart construction when economic conditions are appropriate. While critical to maintaining a sound financial foundation and shareholder confidence, reductions to capital spending will impact growth plans in the near term.

        As part of growth planning, Suncor continued to develop technologies to reduce the environmental impact of energy development. This includes piloting lower emission mining and extraction technologies, accelerated reclamation techniques, and investigating cellulosic ethanol production and carbon capture and sequestration.

        Leadership on policy, social and environmental issues.    Early in 2008, Suncor reached an agreement with the Province of Alberta on royalty rates to be paid by Suncor for its mined bitumen through to 2016. This agreement provides a greater degree of certainty regarding future payments over a variety of commodity price scenarios. The timely and thorough response to negotiations, led by Mr. George, provided strong support to Suncor's reputation as a company whose role in resource development supports the public interest.

        In leadership roles outside Suncor in 2008, Mr. George chaired a committee of the Canadian Council of Chief Executives that recommended steps that business and governments can take to address the issue of climate change. He also served on a Canadian Association of Petroleum Producers CEO task group providing leadership and direction on improving the industry's engagement with policy-makers, non-governmental advocates and the Canadian public on social and environmental issues related to oil sands development. He was co-chair of the Calgary Committee to End Homelessness, is an active participant of the North American Competitiveness Council, and served as chair of the 2008 Governor General's Leadership Conference.

        Talent Management.    Suncor conducts a thorough review of its leadership on an annual basis to ensure a deep succession pool with bench strength for key roles. Suncor's focus on leadership development has resulted in a number of executive rotational assignments. Suncor University continues to develop our executive and manager level leadership with a goal of continuously improving management performance.

        Effective relationship with the Board of Directors.    As stewards of shareholder interests, the independent members of the Board of Directors must have a close working relationship with executive leadership. Mr. George has kept the Board fully and transparently informed on issues of financial, operational and strategic importance and has ensured that senior executives and technical experts are also available to the Board.

2008 Compensation

        Suncor's compensation structure for Mr. George places a significant amount of his pay at risk. Based on actual payments in 2008, base salary comprised 16% of Mr. George's total direct compensation. His annual performance-based incentive payment contributed an additional 12%, and his mid- and long-term incentives, the majority of which are performance-based, contributed the remaining 72% (all percentages are approximate).

        The president and chief executive officer's annual incentive target is 90% of his base salary. Actual payout is determined by Suncor's financial and operational performance, and for 2008 is weighted 15% on Suncor's cash flow from operations and 85% on the weighted average of the business unit scores against performance targets approved by the Board of Directors (safety, production, cost, profitability and operational performance).

        Based on the Board's evaluation of the president and chief executive officer's performance for the year, an overall personal performance factor is established. The incentive payment amount determined for the president and chief executive officer is based on Suncor's overall performance multiplied by the personal performance factor. The president and chief executive officer's annual incentive can range from a minimum of 0% to a maximum of 270% of base salary. For specific details on Mr. George's compensation for 2008, see the "Summary Compensation Table" on page H-21.

Long-Term Shareholder Value and Executive Compensation

        At Suncor's annual and special meeting held in April 2008, Suncor shareholders approved a split of Suncor's common shares on a two-for-one basis, and the shares began trading at the split-adjusted price in May on both the Toronto and New York stock exchanges. Suncor's common shares closed at $23.72 on the Toronto Stock Exchange ("TSX") on December 31, 2008, a decrease of approximately 56% on a split-adjusted basis over the year before, reflecting to a degree the general decline in global equity markets and, more specifically, the decline in benchmark commodity prices of Suncor's key products.

        While Suncor's share price value decreased in 2008, the Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. From 2003 to 2008, Suncor's share price increased by nearly 46%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

Performance graph(1)(2)
($)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2003 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

        Compensation levels for Named Executive Officers over the period 2003 to 2008 are generally consistent with the trend of total return on investment charted for Suncor in the performance graph, reflecting the high proportion of "at risk" compensation for Suncor's Named Executive Officers. Total direct compensation for the Named Executive Officers consisting of base salary, annual incentive payment and the value of the annual equity award is used for the comparison over the period.

        The decline in Named Executive Officer compensation in 2008 is not as significant as the decline in return in 2008 as long-term incentive equity grants are made early in the year and were made before the significant market downturn. For 2009, the compensation value is down similar to the trend in total shareholder return. The actual value of the Named Executive Officers' equity dropped significantly, and at a greater rate than that of shareholders, due to the decline in value from shares held, DSUs held and the "in-the-money" value of vested and unvested options.

        Specifically, in regards to the president and chief executive officer, the HR&CC annually reviews a broader analysis of the total compensation earned and accruing to the president and chief executive officer since his appointment and relates it to total shareholder return during the same period. In 2009, the HR&CC related the total accrued compensation earned by the president and chief executive officer up to December 31, 2008 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index, over the same period and found it to be reasonable.

Aggregate Equity Holdings of Named Executive Officers

        The following table sets forth the aggregate equity holdings of our Named Executive Officers for the year ended December 31, 2008.

	December 31, 2007					December 31, 2008
Name	Shares	DSUs	PSUs	Options	RSUs	Shares	DSUs	PSUs	Options	RSUs
R.L. GEORGE	412,426	412,094	251,280	2,882,000	—	412,508	414,066	240,000	2,764,000	6,500
J.K. ALLEY	18,736	82,419	48,840	462,926	—	19,369	82,813	41,000	455,666	2,300
J.K. BAILEY	8,650	—	26,440	277,534	—	9,969	—	35,500	290,200	3,600
K.D. NABHOLZ	11,428	65,935	81,712	439,554	—	11,485	66,250	64,000	415,554	3,000
J.W.J. THORNTON	—	41,210	44,740	351,444	—	—	41,406	44,500	365,856	2,962
S.W. WILLIAMS	12,668	—	88,760	752,000	—	24,705	—	94,000	749,000	3,800

	Net change during 2008					Total Value at Risk
Name	Shares	DSUs	PSUs	Options	RSUs(4)	Value ($)(1)(2)(3)	Multiple of Salary
R.L. GEORGE	82	1,972	(11,280)	(118,000)	6,500	46,659,795	37
J.K. ALLEY	633	394	(7,840)	(7,260)	2,300	5,931,586	14
J.K. BAILEY	1,319	—	9,060	12,666	3,600	1,789,923	5
K.D. NABHOLZ	57	315	(17,712)	(24,000)	3,000	4,339,790	9
J.W.J. THORNTON	—	196	(240)	14,412	2,962	3,265,289	8
S.W. WILLIAMS	12,037	—	5,240	(3,000)	3,800	6,269,739	9

(1)
Value of shares and DSUs is calculated based on the closing price of Suncor's common shares on December 31, 2008 ($23.72).

(2)
Value of PSUs which have not matured is projected at a 100% payout based on the closing price of Suncor's common shares on December 31, 2008 ($23.72). For the PSUs that matured December 31, 2008, units have been valued at $0.00, as performance did not generate a payout under the terms of the PSU Plan.

(3)
Value of options is calculated based on the in-the-money value of exercisable and non-exercisable options as of December 31, 2008.

(4)
Value of RSUs includes grants under the SunShare 2012 Plan.

Summary Compensation Table

        The following table sets forth information concerning compensation paid to our Named Executive Officers for the year ended December 31, 2008.

					Non-equity incentive plan compensation ($)
		Salary ($)	Share-Based awards ($)(5)(9)	Option-Based awards ($)(7)(9)			Pension value(8) ($)	All Other Compensation ($)(6)(8)	Total compensation ($)
Name and Principal Position	Year				Annual(1)	Long-term
R.L. GEORGE(2)	2008	1,277,308	3,091,904	2,520,461	900,000	—	(527,400)	243,141	7,505,414
President and	2007	1,211,154	2,685,282	4,141,317	1,700,000	—	609,100	222,852	10,569,705
Chief Executive Officer	2006	1,052,769	2,692,083	2,473,806	2,000,000	—	774,400	226,012	9,219,070
J.K. ALLEY	2008	433,915	545,488	387,763	150,000	—	(50,000)	91,941	1,559,107
Senior Vice President	2007	393,404	420,586	1,014,145	340,000	—	82,600	40,559	2,291,294
and Chief Financial Officer	2006	359,462	545,232	501,024	350,000	—	139,300	38,678	1,933,696
J.K. BAILEY(4)	2008	389,231	773,539	533,174	120,000	—	1,047,300	114,225	2,977,470
Executive Vice President,	2007	305,888	404,088	2,020,530	250,000	—	987,600	119,434	4,087,540
Oil Sands	2006	228,231	204,462	437,474	170,000	—	405,800	62,581	1,508,548
K.D. NABHOLZ	2008	480,231	864,396	646,272	255,000	—	97,700	97,468	2,441,067
Executive Vice President,	2007	424,346	711,762	1,490,931	400,000	—	20,800	83,039	3,130,878
Major Projects	2006	388,888	749,694	688,908	420,000	—	458,800	76,920	2,783,210
J.W.J. THORNTON	2008	400,673	922,229	798,196	200,000	—	720,400	86,370	3,127,868
Executive Vice President,	2007	320,289	420,586	1,014,145	330,000	—	327,800	71,256	2,484,076
Refining & Marketing	2006	294,462	511,155	469,710	300,000	—	335,100	65,899	1,976,326
S.W. WILLIAMS(3)	2008	683,711	1,434,828	1,130,976	300,000	—	599,600	107,629	4,256,744
Chief Operating Officer	2007	595,731	1,101,890	2,318,736	540,000	—	1,447,200	130,259	6,133,816
	2006	472,615	817,848	751,536	540,000	—	449,500	48,620	3,080,119

(1)
Bonus awards are paid in cash in the year following the year in which they are earned. Amounts earned under the Management Incentive Plan in 2008 (paid in 2009) are included.

(2)
Amounts reported as All Other Compensation include notional dividend reinvestment in respect of DSUs ("DSU Dividend Reinvestment") granted pursuant to the Special Performance Incentive Plan, perquisites, other taxable benefits and other annual compensation. Mr. George's other annual compensation for 2008 includes $82,535 for DSU Dividend Reinvestment, $20,850 for financial planning and $19,545 for a leased automobile. 2007 includes $78,110 for DSU Dividend Reinvestment, $21,253 for financial planning consultation, and $18,826 for a leased automobile. In 2006 Mr. George's other annual compensation included $61,430 for DSU dividend reinvestment, $18,496 for financial planning consultation, $27,555 for personal use of corporate aircraft and $19,409 for a leased automobile.

(3)
All Other Compensation includes payments for relocation at Suncor's request. Mr. Williams received a payment of $85,650 to relocate from Fort McMurray to Calgary in 2007.

(4)
All Other Compensation for 2008 includes Mr. Bailey's personal use of corporate aircraft in the amount of $37,478 as well as flexible perquisite allowance of $35,000. For 2007, this amount includes personal use of corporate aircraft in the amount of $39,623 and a flexible perquisite allowance of $33,750. In 2006 these amounts were $3,754 for personal use of corporate aircraft and a flexible perquisite allowance of $25,417.

(5)
Share-based awards include Performance Share Units, granted under the terms of the PSU Plan and Restricted Share Units granted under the terms of the SunShare 2012 Plan.

(6)
Includes Suncor contributions to the Suncor Savings and Benefits Plans on behalf of the Named Executive Officer. Suncor contributes up to 7.5% of employee basic earnings to these plans on a matching basis.

(7)
Includes options granted under the ESP, SunShare 2012 Plan and SunShare Plans.

(8)
Amounts shown for 2006 and 2007 have not been restated to reflect new disclosure rules adopted for 2008.

(9)
The grant date fair value is $16.16 for the options granted under the ESP in February 2008 and $9.87 for the SunShare 2012 performance options granted in March 2008 (Mr. Thornton received a supplementary grant of SunShare 2012 Options (defined below) in recognition of his promotion to Executive Vice President in accordance with the terms of the plan), while the accounting fair value is $15.67 for the options granted under the ESP and $12.45 for the SunShare performance options.

The grant date fair value for compensation purposes is calculated using Towers Perrin's binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value. In particular, the regular option value is similar under both approaches due to relatively consistent underlying assumptions (e.g., historical volatility, risk-free rate, expected option life). The difference in the value of a SunShare option reflects a discount under Towers Perrin's binomial methodology to reflect the performance features attached to these options.

The HR&CC uses the binomial option pricing methodology valuations in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses.

Aggregate Outstanding Share-Based Awards and Option-Based Awards

        The following table sets forth all option-based awards and share-based awards outstanding for each of our Named Executive Officers as at December 31, 2008.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (#)	Aggregate value of unexercised in-the-money options(1) ($)	Aggregate number of shares or units of shares that have not vested (#)(2)(3)	Aggregate market or payout value of share-based awards that have not vested(2)(4) ($)
R.L. GEORGE	2,764,000	23,080,360	581,566	13,794,746
J.K. ALLEY	455,666	2,860,273	110,113	2,611,880
J.K. BAILEY	290,200	768,326	33,100	785,132
K.D. NABHOLZ	415,554	1,428,516	111,251	2,638,874
J.W.J. THORNTON	365,856	1,513,140	78,369	1,858,913
S.W. WILLIAMS	749,000	3,933,200	73,800	1,750,536

(1)
Calculated based on the difference between the market price of Suncor common shares as at December 31, 2008 ($23.72) and the exercise price of the options. This value assumes 100% vesting of all performance-based options such as options granted under the SunShare 2012 program.

(2)
Calculated based on the market price of Suncor common shares as at December 31, 2008 ($23.72). This assumes 100% payout of all Performance Share Units and also includes SunShare 2012 RSUs granted under the SunShare 2012 Plan valued at $23.72 per unit.

(3)
Includes units issued to Named Executive Officers in 2006 under Suncor's Performance Share Unit Plan that matured December 31, 2008, but did not generate a payment based on performance over the term of the plan.

(4)
Includes share units granted under the Performance Share Unit Plan, SunShare 2012 Plan and the Special Performance Incentive Plan which were held by the Named Executive Officer as at December 31, 2008.

        For details of each option-based award and share-based award outstanding for each of our Named Executive Officers as at December 31, 2008, see Schedule B.

Incentive Plan Awards — Value Vested or Earned During the Year

        The following table sets forth the value of option-based awards and share-based awards that vested during the year ended December 31, 2008, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008, for each Named Executive Officer.

Name	Option-Based awards — Value vested during the year (as at vesting date) ($)(1)(2)(3)	Option-Based awards — Value vested as at December 31, 2008 ($)(4)	Share-Based awards — Value vested during the year ($)(5)	Non-equity incentive plan compensation — Value earned during the year ($)(6)
R.L. GEORGE	17,027,206	3,467,520	—	900,000
J.K. ALLEY	5,215,147	1,110,461	—	150,000
J.K. BAILEY	2,054,293	327,907	—	120,000
K.D. NABHOLZ	4,019,796	699,154	—	255,000
J.W.J. THORNTON	4,199,162	831,600	—	200,000
S.W. WILLIAMS	5,771,450	1,116,240	—	300,000

(1)
Includes options which vested under both the Executive Stock Option Plan and the SunShare Performance Stock Option Plan.

(2)
The options granted under the ESP that vested on January 1, 2008 were granted in 2005, 2006, and 2007. One-third of each of these grants vested January 1, 2008. The calculated value is based on the closing price of one Suncor common share on December 31, 2007 ($53.96).

(3)
Options under the SunShare Plan vested April 30, 2008 at the conclusion of the program, after all performance targets had been achieved. The calculated value is based on the closing price of one Suncor common share on April 29, 2008 ($56.83).

(4)
The calculated value is based on the closing price of one Suncor common share on December 31, 2008 ($23.72).

(5)
Suncor's Performance Share Unit Plan issued units to Named Executive Officers in 2006 that matured December 31, 2008, but did not generate a payment based on performance over the term of the plan.

(6)
Refers to Annual Incentive payouts under the Management Incentive Program (MIP) paid in February, 2009 for recognition of performance in 2008.

Retirement Arrangements

        The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

        In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). Under the terms of the SERP, any new participant must be approved by the HR&CC, which consists entirely of independent members of the Board of Directors.

        The SERP is a non-registered supplemental retirement arrangement with the following features:

  •
  The executive's pension is based on 5% of the executive's remuneration times the number of years of service plus the Suncor Energy Pension Plan defined benefit pension formula percentage relating to service prior to becoming an executive to a combined maximum of 50%.

  •
  Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

  •
  The pension increases by an additional 1.5% of executive remuneration for each year of SERP service earned generally after the executive completes 25 years of credited service.

  •
  SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

  •
  Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

  •
  SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

  •
  The normal form of payment on retirement, and the basis on which benefits in the following table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

  •
  A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

  •
  Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

Defined Benefit Plans

        The following table summarizes Suncor's accrued pension obligations and annual pension benefits of the Named Executive Officers from the SERP and the defined benefit provision of the Suncor Energy Pension Plan, including employee-paid ancillaries, but excluding any defined contribution benefits as disclosed in the Defined Contribution Plans table (see below).

			Annual benefits payable(2)		Accrued obligation as at January 1, 2008(3)(4) ($)			Accrued obligation as at December 31, 2008 ($)
Name	Number of years credited service(1) (#)		As at December 31, 2008 ($)	At age 65 ($)		Compensatory change(5) ($)	Non- compensatory change(6) ($)
R.L. GEORGE	28	(7)	1,160,971	1,373,021	15,661,933	(528,890)	(909,806)	14,223,237
J.K. ALLEY	24		298,882	372,564	3,915,086	(51,490)	(299,542)	3,564,054
J.K. BAILEY	6	(8)(9)	191,905	316,719	2,593,158	1,045,810	(774,957)	2,864,011
K.D. NABHOLZ	11	(8)(9)	323,142	423,145	4,382,892	96,210	(629,168)	3,849,934
J.W.J. THORNTON	8		215,801	255,252	2,355,857	718,910	(419,963)	2,654,804
S.W. WILLIAMS	7		315,601	472,297	3,766,896	598,110	(482,660)	3,882,346

(1)
Represents Executive Pensionable Service used to determine the pension benefit accrued at a rate of 5% per year of executive pensionable service, to a maximum of 50%.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings at December 31, 2008.

(3)
The accrued obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining Suncor's pension liabilities as disclosed in its consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
The accrued obligation at January 1, 2008 has been restated from the previous year to adjust for the cumulative impact on the accrued obligation resulting from the change in disclosure requirements as follows: (a) benefits under the defined contribution provision of the Suncor Energy Pension Plan have been separately disclosed in the Defined Contribution Plans table below; (b) employee-paid ancillary benefits have been included in the accrued obligation.

(5)
Compensatory changes represents the increase in the pension liability for 2008 related to service cost, compensation changes, higher (lower) than assumptions and the impact of plan changes, if any.

(6)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(7)
Includes 11 years of service while employed with an affiliated Suncor company and is incorporated into the years of service in excess of 25 years in determining the additional 1.5% per year pension accrual.

(8)
The SERP pension accrual rate is increased by the Suncor Energy Pension Plan defined benefit pension formula percentage relating to service prior to becoming an executive and is included in the maximum of 50% as described in note (1) above. The increase for Messieurs Bailey and Nabholz was 15% and 14% respectively.

(9)
Service for purposes of determining the additional pension accrual at 1.5% for service in excess of 25 years includes service prior to becoming an executive. For Messieurs Bailey and Nabholz the additional number of years included for this purpose is 14 and 11 years respectively.

Defined Contribution Plans

        Under the Suncor Energy Pension Plan, Suncor makes contributions to the Defined Contribution Accounts for all employees, including Named Executive Officers of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels. The following table summarizes the defined contribution accounts of the Named Executive Officers.

Name	Accumulated value as at January 1, 2008 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at December 31, 2008 ($)
R.L. GEORGE	47,800	1,490	(16,491)	32,799
J.K. ALLEY	52,081	1,490	(6,749)	46,822
J.K. BAILEY	125,844	1,490	(27,687)	99,647
K.D. NABHOLZ	119,255	1,490	(22,320)	98,425
J.W.J. THORNTON	11,613	1,490	425	13,528
S.W. WILLIAMS	9,010	1,490	348	10,848

Termination Contracts and Change of Control Arrangements

        Termination Contracts.    Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of termination ("Termination Event") by Suncor, other than for just cause, and by the Named Executive Officer within 120 days following a constructive dismissal event, which includes a significant adverse change in their compensation, a significant diminution in their duties or responsibilities, certain relocations, or other material adverse changes to the terms of their employment.

        In 2008 the HR&CC reviewed the termination contracts in light of market trends and reduced, on a go forward basis, the notice period for executive termination contracts. As a result, should a Termination Event occur, the termination contracts provide a 24-month notice period for Mr. Bailey and a 30-month notice period for the remaining Named Executive Officers. Cash payments are provided for annual remuneration during the notice period, for ESP options which, but for the Termination Event, would have become exercisable during the notice period, and for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination, if applicable. Unless the Named Executive Officer is an eligible retiree, unvested options and share units granted under the SunShare 2012 Plan are, respectively, cancelled and forfeited. Named Executive Officers receive credited service under the SERP for the notice period.

        Change in Control.    Stock options under the ESP, Key Contributor Plan and SunShare 2012 Plan (collectively, the "Suncor Plans"), that are granted but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs and RSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date. A change of control generally includes a transaction or series of transactions whereby any person or combination of persons beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

        Certain management and key employees including the Named Executive Officers, have LARs attached to the options issued pursuant to the Suncor Plans. LARs provide the holders an opportunity to realize the value, if any, of their options under the Suncor Plans upon occurrence of a change of control transaction affecting Suncor. In that circumstance, option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

        LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a)
the greater of,

  (i)
  the highest price per common share paid by a person acquiring common shares in the change of control transaction, and

  (ii)
  the highest daily trading price of the common shares on the TSX during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the common shares on any particular day),

(b)
exceeds the exercise price of the option to which the LAR is related.

        LARs are generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

        Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

        Executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

        No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or became payable during 2008. The table below contains the estimated incremental payments, payables and benefits assuming a termination date of December 31, 2008.

Termination and Change of Control Benefits
($)

Name	Triggering Event	Cash Portion	Value of Equity & Share-Based Awards(2)	Other Benefits(3)	Total
R.L. GEORGE(1)	Change in Control	5,842,500	3,973,100	—	9,815,600
	Resignation(1)	—	3,870,313	—	3,870,313
	Termination Event	5,842,500	3,973,100	1,846,675	11,662,275
J.K. ALLEY(1)	Change in Control	1,635,250	647,556	—	2,282,806
	Resignation(1)	—	611,185	—	611,185
	Termination Event	1,635,250	647,556	441,240	2,724,046
J.K. BAILEY	Change in Control	1,317,500	785,132	—	2,102,632
	Resignation	—	—	—	—
	Termination Event	1,317,500	785,132	846,400	2,949,032
K.D. NABHOLZ	Change in Control	1,821,250	1,067,400	—	2,888,650
	Resignation	—	—	—	—
	Termination Event	1,821,250	1,067,400	914,955	3,803,605
J.W.J. THORNTON	Change in Control	1,550,000	769,999	—	2,319,999
	Resignation	—	—	—	—
	Termination Event	1,550,000	769,999	1,144,345	3,464,344
S.W. WILLIAMS	Change in Control	2,576,875	1,750,536	—	4,327,411
	Resignation	—	—	—	—
	Termination Event	2,576,875	1,750,536	2,370,060	6,697,471

(1)
Mr. George and Mr. Alley are eligible to retire, and would be treated as a retiree if they leave Suncor for any reason.

(2)
On a change in control, all unvested options under the ESP and SunShare 2012 Plan vest immediately. Restricted Share Unit and Performance Share Unit payout values are estimated based on 100% vesting. PSUs will be measured against normal vesting criteria on the termination date.

(3)
Other Benefits includes the value of additional pension provided to Named Executive Officers in certain circumstances.

Indebtedness of Directors, Executive Officers and Senior Officers

        None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2008, and their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF EQUITY COMPENSATION PLANS

        The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2008.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($)(b)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))
Option plans approved by security holders	39,703,031	33.17	9,837,067
Option plans not approved by security holders	6,700,507	42.74	2,507,894

Total	46,403,538	34.55	12,344,961

        The numbers shown under "Option plans approved by security holders" refer to the ESP, the SunShare Performance Stock Option Plan and the SunShare 2012 Plan. The numbers shown under "Option plans not approved by security holders" refer to the Key Contributor Stock Option Plan, which was approved by the Board of Directors in 2004.

(i)    Executive Stock Plan

        The ESP was established in 1992 and is designed to reward eligible executives in relation to increases in common share price. The ESP and the common shares reserved thereunder have been approved by Suncor's shareholders. The ESP promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering Suncor's growth and profitability. ESP awards vary according to the position and salary level of the participant. On September 21, 2004, Suncor's Board restricted participation in the ESP to Suncor insiders and effective November 14, 2008, rescinded such restriction.

        The ESP provides for the grant of options to purchase common shares, as well as limited appreciation rights ("LARs") and share appreciation rights ("SARs"), either with options or standing alone. SARs entitle the holder, upon exercise, to receive common shares in value equal to the difference between market value on exercise and the exercise price (where market value has the meaning given under "Additional Terms of Equity Compensation Plans" on page H-31). See "Termination Contracts and Change of Control Arrangements" on page H-25 for further information regarding LARs.

        A maximum of 55,200,000 common shares, 2,800,000 of which are specifically reserved for directors (see "Compensation of Directors"), have been authorized for issuance under the ESP since its inception in 1992. Options to purchase 9,705,557 common shares remain outstanding at April 27, 2009, representing 1.0% of Suncor's then outstanding shares. As of April 27, 2009, 2,178,732 common shares remain available for future option grants and other ESP awards, representing 0.2% of Suncor's then outstanding shares.

        Awards under the ESP are administered by the HR&CC. The HR&CC considers the number of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the ESP. The options granted under the ESP vest one-third per year over three years, starting January 1 of the year following the grant, and expire after 10 years from the date of the grant.

        The ESP also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the ESP. To date, the Board of Directors has only approved ESP awards of options to purchase common shares and LARs.

        Pursuant to terms of the ESP, the Board may amend, modify or terminate the ESP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the Terms of the ESP including: (a) an increase in the number of securities reserved under the ESP; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the ESP to be transferable or assignable other than for normal estate settlement purposes; and (e) in the case of any amendment that increases the maximum number of options available for annual grants to non-employee directors. No amendments have been made to the ESP since the last annual meeting of shareholders.

(ii)   Performance Share Unit Plan

        PSUs pay out at a value between 0% and 150% of target contingent upon Suncor's performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the Board of Directors. Specifically, the peer group includes large oil and gas production companies in Canada and the United States and all Canadian integrated oil and gas companies. The peer group is adjusted as appropriate and approved by the HR&CC for each annual grant.

        Performance and the corresponding payout, if any, is measured by reference to Suncor's Total Shareholder Return ("TSR") relative to its peer group.

        Vesting for grants of PSUs up to and including the 2007 grant occurs as follows:

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group
Nil	Suncor TSR less than the 25th percentile of the peer group.
50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.
100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

        Vesting for grants of PSUs awarded after January 1, 2008, was changed to more explicitly recognize performance between the 25th and 75th percentiles of the peer group occurs as follows (as approved by the Board on July 24, 2008):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group
Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 150%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

        At the end of the three-year performance period, relative TSR is measured, the payout value is determined and, if applicable, subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

        PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market in order to satisfy any unmet share ownership guidelines.

(iii) Key Contributor Stock Option Plan

        The Key Contributor Plan was approved by the Board of Directors in September 2004 and was subsequently approved by the TSX and by the New York Stock Exchange ("NYSE") under its rules applicable to non-U.S. companies.

        The Key Contributor Plan provides for the grant of options to purchase common shares, as well as LARs and SARs, either with options or standing alone. All employees, other than insiders, are eligible to participate under the plan. SARs entitle the holder, upon exercise, to receive common shares in value equal to the difference between the market value on exercise and the exercise price (where market value has the meaning given under "Additional Terms of Equity Compensation Plans" on page H-31). The Key Contributor Plan also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the Key Contributor Plan. See "Termination Contracts and Change of Control Arrangements" on page H-25 for further information regarding LARs. To date, the Board has only approved grants of options for common shares and LARs under the Key Contributor Plan.

        A maximum of 10,400,000 common shares have been authorized for issuance under the Key Contributor Plan since its inception. Options to purchase 7,161,417 common shares remain outstanding at April 27, 2009, representing 0.8% of Suncor's then outstanding shares. As of April 27, 2009, 2,027,656 common shares remain available for future option grants and other Key Contributor Plan awards, representing 0.2% of Suncor's then outstanding shares. Awards under the Key Contributor Plan are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the Key Contributor Plan.

        The options granted under the Key Contributor Plan vest one-third per year over a three-year period, starting one year following the grant and expire after 10 years from the date of the grant under the Key Contributor Plan, the resultant aggregate dilution for all Suncor equity compensation plans involving newly issued securities must be less than 10%.

        Pursuant to terms of the Key Contributor Plan the Board may amend, modify or terminate the Key Contributor Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the Key Contributor Plan including: (a) an increase in the number of securities reserved under the Key Contributor Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the Key Contributor Plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the Key Contributor Plan since the last annual meeting of shareholders.

(iv)  SunShare 2012 Performance Share Option Plan

        On January 25, 2007, Suncor's Board of Directors approved a new performance-based long-term incentive plan, as a successor to the SunShare Plan, to support execution of Suncor's growth strategy through 2012. The plan was approved by shareholders on April 26, 2007.

        The plan has two components: performance stock options ("SunShare 2012 Options") and restricted share units ("SunShare 2012 RSUs").

        Performance Stock Options    All employees of Suncor and its subsidiaries, as designated by the HR&CC, are eligible to receive SunShare 2012 Options that will vest only if set performance criteria are achieved. The performance criteria include aggressive share price and total shareholder return targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 Options include two common share price targets resulting in total share price growth of approximately 60% or more from September 28, 2007 to January 1, 2013 and relative total shareholder return (TSR) performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period. On May 12, 2008 we achieved the first share price target of the SunShare 2012 Plan.

        A maximum of 22,000,000 common shares have been authorized for issuance under the SunShare 2012 Plan. Options to purchase 16,257,636 common shares remain outstanding at April 27, 2009, representing 1.7% of Suncor's then outstanding shares. As of April 27, 2009, 5,742,364 common shares remain available for future option grants under the plan, representing 0.6% of Suncor's then outstanding shares. Under the SunShare 2012 Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted SunShare 2012 Options in accordance with award guidelines approved by the HR&CC. The SunShare 2012 Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP.

        Restricted Share Units    SunShare 2012 RSUs were granted to eligible employees on January 1, 2008 and are expected to be granted January 1, 2010. SunShare 2012 RSUs are time vested and have a three-year term. They are scheduled to vest January 1, 2011 and January 1, 2013 respectively. Upon vesting, cash payouts will be made to eligible employees. All regular full-time and part-time employees are eligible to participate, other than employees represented by the Communication Energy and Paperworkers (CEP) union, who are eligible to participate in an alternative plan, and certain other ineligible employees as specified in the plan.

        The SunShare 2012 RSUs are intended to help attract and retain the talent required to execute our business strategies through Suncor's next growth phase between 2008 and 2012. Together with the SunShare 2012 Options, the SunShare 2012 RSUs are intended to reinforce and reward the performance necessary to achieve Suncor's goals.

        Pursuant to terms of the SunShare 2012 Plan the Board may amend, modify or terminate the SunShare 2012 Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the SunShare 2012 Plan including: (a) an increase in the number of securities reserved under the SunShare 2012 Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the SunShare 2012 Plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the SunShare 2012 Plan since the last annual meeting of shareholders.

(v)   Restricted Share Unit Plan

        The RSU Plan was established in January 2009 by the HR&CC and is designed, in light of existing market conditions, to provide RSUs to key employees, senior managers and executives of Suncor as part of their annual equity-based compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

        Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average share price for the last 20 trading days of the three (calendar) year restricted period.

        Awards under the RSU Plan are administered by the HR&CC. The first grant was on January 27, 2009 (for further details, see "2009 Compensation" on page H-15). RSUs will not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines.

(vi)  SunShare Performance Stock Option Plan (Closed Plan)

        The SunShare Plan was approved by Suncor's Board and shareholders and implemented in 2002. It was designed as the cornerstone of Suncor's long-term incentive strategy and aimed to promote a long-term perspective in decision-making and strategy implementation. The SunShare Plan helped foster corporate integration and teamwork across Suncor and attract and retain key capabilities required to deliver Suncor's 2002 to 2008 business strategies.

        Since its inception in 2002, a maximum of 30,000,000 common shares were authorized for issuance. No grants have been made under the SunShare Plan since December 1, 2007. Options to purchase 13,532,030 common shares remain outstanding at April 27, 2009, representing 1.4% of Suncor's then outstanding shares. The exercise price of each SunShare Option is equal to the fair market value of a common share at the time of grant. No SunShare Option is exercisable later than April 29, 2012, which is 10 years after the effective date of the SunShare Plan.

        The performance criteria for maximum vesting included achievement of Suncor-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and a doubling of share price from the $13.82 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with TSR superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively. In accordance with the SunShare Plan vesting rules, a total of 40% of eligible options vested in recognition of these achievements. The remaining 60% vested on April 30, 2008 for eligible employees, including Named Executive Officers.

        Pursuant to terms of the SunShare Plan the Board may amend, modify or terminate the SunShare Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the SunShare Plan including: (a) an increase in the number of securities reserved under the SunShare Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the SunShare Plan to be transferable or assignable other than for normal estate settlement purposes; (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the SunShare Plan since the last annual meeting of shareholders.

Aggregate Potential Dilution

        The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 6.1% at April 27, 2009. Suncor has no other equity compensation plans involving newly issued securities.

Additional Terms of Equity Compensation Plans

        In addition, the ESP, SunShare Plan, Key Contributor Plan, and SunShare 2012 Plan (the "Plans") contain the following terms:

  •
  No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the Plans.

  •
  All or any portion of an option or LAR granted under any of these plans, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Rather, immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

  •
  The exercise price of each option granted under the Plans cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date ("Market Value").

  •
  Options granted under the Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

  •
  The Plans provide for adjustments to be made for the effect of certain events, including, but not limited to subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

  •
  Finally, the aggregate number of common shares which may be reserved for issuance under the Plans, under any employee stock purchase plans of Suncor and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

  •
  Pursuant to the ESP and the Key Contributor Plan, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

  •
  Pursuant to the SunShare Plan and the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. Pursuant to the SunShare Plan, upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria and expire one year from date of vesting. Pursuant to the SunShare 2012 Plan, upon retirement or disability, options may vest on a pro-rated basis based on active service. Any options that have not vested within one year of retirement shall be cancelled and be of no further force and effect.

DIRECTORS' AND OFFICERS' INSURANCE

        Under policies purchased by Suncor, approximately US$100 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

        The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2008, Suncor paid premiums of approximately US$1.1 million for directors and officers insurance for the 12-month period ending June 15, 2009. No premiums were paid by any individual director or officer.

CORPORATE GOVERNANCE

        Suncor's Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

        Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2008 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C under the heading, "Compliance with NYSE Standards".

        Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). This Statement has been approved by the Board of Directors, on the recommendation of its Governance Committee.

        Suncor's Statement can be found in Schedule C.

 SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

        The following tables provide details of the options and DSUs held by directors of Suncor, other than Richard L. George, Suncor's president and chief executive officer, and the fiscal year-end option values. Notes to the following tables appear on page H-36.

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Mel E. Benson	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Apr. 19, 2000 to Dec. 31, 2008					28,334	672,082

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Brian A. Canfield	Apr. 19, 2000	16,000	7.99	Apr. 19, 2010	251,680	—	—
	Apr. 18, 2001	16,000	10.67	Apr. 18, 2011	208,800	—	—
	Apr. 26, 2002	16,000	14.07	Apr. 26, 2012	154,400	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2008					54,279	1,287,498

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Bryan P. Davies	Apr. 19, 2000	22,000	7.99	Apr. 19, 2010	346,060	—	—
	Apr. 18, 2001	16,000	10.67	Apr. 18, 2011	208,800	—	—
	Apr. 26, 2002	16,000	14.07	Apr. 26, 2012	154,400	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Jan. 28, 1991 to Dec. 31, 2008					46,031	1,091,855

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Brian A. Felesky	Apr. 26, 2002	32,000	14.07	Apr. 26, 2012	308,800	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to Dec. 31, 2008					31,685	751,568

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
John T. Ferguson	Apr. 22, 1999	16,000	6.74	Apr. 22, 2009	271,680	—	—
	Apr. 19, 2000	16,000	7.99	Apr. 19, 2010	251,680	—	—
	Apr. 18, 2001	16,000	10.67	Apr. 18, 2011	208,800	—	—
	Apr. 26, 2002	16,000	14.07	Apr. 26, 2012	154,400	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	6,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	6,000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2008					41,898	993,821

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
W. Douglas Ford	Apr. 29, 2004	16,000	16.55	Apr. 29, 2014	114,720	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Apr. 29, 2004 to Dec. 31, 2008					31,883	756,265

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
John R. Huff	Apr. 22, 1999	16,000	6.74	Apr. 22, 2009	271,680	—	—
	Apr. 19, 2000	16,000	7.99	Apr. 19, 2010	251,680	—	—
	Apr. 18, 2001	16,000	10.67	Apr. 18, 2011	208,800	—	—
	Apr. 26, 2002	16,000	14.07	Apr. 26, 2012	154,400	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Jan. 30, 1998 to Dec. 31, 2008					54,924	1,302,797

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
M. Ann McCaig	Apr. 22, 1999	16,000	6.74	Apr. 22, 2009	271,680	—	—
	Apr. 19, 2000	16,000	7.99	Apr. 19, 2010	251,680	—	—
	Apr. 18, 2001	16,000	10.67	Apr. 18, 2011	208,800	—	—
	Apr. 26, 2002	16,000	14.07	Apr. 26, 2012	154,400	—	—
	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Oct. 1, 1995 to Dec. 31, 2008					49,123	1,165,198

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Michael W. O'Brien	Apr. 24, 2003	16,000	12.31	Apr. 24, 2013	182,560	—	—
	Apr. 29, 2004	8,000	16.55	Apr. 29, 2014	57,360	—	—
	Apr. 28, 2005	8,000	22.92	Apr. 28, 2015	6,400	—	—
	Apr. 26, 2006	8,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to Dec. 31, 2008					25,476	604,291

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(2)	Market payout value of share units that have not vested(1) ($)
Eira M. Thomas	Apr. 26, 2006	16,000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4,000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4,000	55.86	July 29, 2018	—	—	—
	From Apr. 27, 2006 to Dec. 31, 2008					16,365	388,178

(1)
Value is based on the in-the-money value of exercisable and nonexercisable options and DSUs, as of December 31, 2008.

(2)
Includes all DSUs held by the director, including annual DSU grants, directors fees taken as DSUs, and DSUs granted under the dividend re-investment provisions of the directors' DSU plan.

 SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

        The following tables provide details of options and share units held by the Named Executive Officers and the fiscal year-end option values. Details of options granted to Named Executive Officers subsequent to December 31, 2008 are included in the "Compensation Discussion and Analysis". Notes to the following tables appear on page H-39.

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
R.L. George	April 1, 1997	—		—	—	—	414,064	(7)	9,821,598
	Feb. 1, 2000	100,000		7.84	Feb. 1, 2010	1,588,000	—		—
	Jan. 26, 2001	420,000		8.72	Jan. 26, 2011	6,300,000	—		—
	Jan. 25, 2002	360,000		11.96	Jan. 25, 2012	4,233,600	—		—
	Apr. 30, 2002	560,000	(3)	13.82	Apr. 29, 2012	5,544,000	—		—
	Jan. 24, 2003	360,000		13.07	Jan. 24, 2013	3,834,000	—		—
	Jan. 29, 2004	180,000		17.29	Jan. 29, 2014	1,157,400	—		—
	Feb. 3, 2005	144,000		20.78	Feb. 3, 2015	423,360	—		—
	Feb. 2, 2006	158,000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	166,000		43.72	Jan. 30, 2017	—	83,000		1,968,760
	Sept. 28, 2007	160,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	6,500	(6)	154,180
	Feb. 4, 2008	156,000		47.52	Feb. 4, 2018	—	78,000		1,850,160

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
J.K. Alley	April 1, 1997	—		—	—	—	82,813	(7)	1,964,324
	Jan. 25, 2002	34,000		11.96	Jan. 25, 2012	399,840	—		—
	Apr. 30, 2002	80,000	(3)	13.82	Apr. 29, 2012	792,000	—		—
	Jan. 24, 2003	34,000		13.07	Jan. 24, 2013	362,100	—		—
	Aug. 1, 2003	101,666		13.82	Apr. 29, 2012	1,006,493	—		—
	Jan. 29, 2004	32,000		17.29	Jan. 29, 2014	205,760	—		—
	Feb. 3, 2005	32,000		20.78	Feb. 3, 2015	94,080	—		—
	Feb. 2, 2006	32,000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	26,000		43.72	Jan. 30, 2017	—	13,000		308,360
	Sept. 28, 2007	60,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	2,300	(6)	54,556
	Feb. 4, 2008	24,000		47.52	Feb. 4, 2018	—	12,000		284,640

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
J.K. Bailey	Apr. 30, 2002	36,000	(3)	13.82	Apr. 29, 2012	356,400	—		—
	Jan. 24, 2003	28,000		13.07	Jan. 24, 2013	298,200	—		—
	Jan. 29, 2004	12,200		17.29	Jan. 29, 2014	78,446	—		—
	Feb. 3, 2005	12,000		20.78	Feb. 3, 2015	35,280	—		—
	Feb. 2, 2006	12,000		46.05	Feb. 2, 2016	—	—		—
	Dec. 1, 2006	25,000		45.38	Apr. 29, 2012	—	—		—
	Jan. 30, 2007	13,000		43.72	Jan. 30, 2017	—	6,500		154,180
	Mar. 19, 2007	13,000		40.29	Mar. 19, 2017	—	6,500		154,180
	Apr. 1, 2007	10,000		44.17	Apr. 1, 2017	—	—		—
	Sept. 28, 2007	96,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3,600	(6)	85,392
	Feb. 4, 2008	33,000		47.52	Feb. 4, 2018	—	16,500		391,380

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
K. D. Nabholz	November 1, 1997	—		—	—	—	66,251	(7)	1,571,474
	Apr. 30, 2002	76,000	(3)	13.82	Apr. 29, 2012	752,400	—		—
	Apr. 1, 2003	34,444		13.82	Apr. 29, 2012	340,996	—		—
	Jan. 29, 2004	32,000		17.29	Jan. 29, 2014	205,760	—		—
	Feb. 3, 2005	44,000		20.78	Feb. 3, 2015	129,360	—		—
	Apr. 1, 2005	21,110		23.92	Apr. 29, 2012	—	—		—
	Feb. 2, 2006	44,000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	44,000		43.72	Jan. 30, 2017	—	22,000		521,840
	Sept. 28, 2007	80,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3,000	(6)	71,160
	Feb. 4, 2008	40,000		47.52	Feb. 4, 2018	—	20,000		474,400

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
J.W.J. Thornton	July 19, 2000	—		—	—	—	41,407	(7)	982,174
	Apr. 30, 2002	140,000	(3)	13.82	Apr. 29, 2012	1,386,000	—		—
	Jan. 29, 2004	12,000		17.29	Jan. 29, 2014	77,160	—		—
	Feb. 3, 2005	17,000		20.78	Feb. 3, 2015	49,980	—		—
	Jun. 1, 2005	10,000		24.59	Jun. 1, 2015	—	—		—
	Jul. 1, 2005	19,444		29.35	Apr. 29, 2012	—	—		—
	Feb. 2, 2006	30,000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	26,000		43.72	Jan. 30, 2017	—	13,000		308,360
	Sept. 28, 2007	60,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	2,300	(6)	54,556
	Feb. 4, 2008	24,000		47.52	Feb. 4, 2018	—	12,000		284,640
	Mar. 3, 2008	9,000		51.23	Mar. 3, 2018	—	9,000		213,480
	Apr. 1, 2008	18,412	(4)	49.36	Sept. 28, 2014	—	662	(6)	15,703

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of share units that have not vested(5)		Market payout value of share units that have not vested(1) ($)
S.W. Williams	May 1, 2002	57,000		12.78	May 1, 2012	623,580	—		—
	May 1, 2002	180,000	(3)	13.82	Apr. 29, 2012	1,782,000	—		—
	Jan. 24, 2003	100,000		13.07	Jan. 24, 2013	1,065,000	—		—
	Jan. 29, 2004	50,000		17.29	Jan. 29, 2014	321,500	—		—
	Feb. 3, 2005	48,000		20.78	Feb. 3, 2015	141,120	—		—
	Feb. 2, 2006	48,000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	46,000		43.72	Jan. 30, 2017	—	23,000		545,560
	Mar. 19, 2007	24,000		40.29	Mar. 19, 2017	—	12,000		284,640
	Apr. 1, 2007	16,000		44.17	Apr. 29, 2012	—	—		—
	Sept. 28, 2007	110,000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3,800	(6)	90,136
	Feb. 4, 2008	70,000		47.52	Feb. 4, 2018	—	35,000		830,200

(1)
All option and share unit values were determined based on Suncor's commons shares closing price of $23.72 Cdn on December 31, 2008.

(2)
Unless noted, refers to options granted under the Executive Stock Option Plan.

(3)
Options granted under the SunShare Plan.

(4)
Options granted under the SunShare 2012 Plan.

(5)
Unless noted, refers to Performance Share Units granted under the PSU Plan.

(6)
Sunshare 2012 Restricted Share Units granted under the SunShare 2012 Plan.

(7)
Deferred Share Units granted under the Special Performance Incentive Plan, which ran from April 1, 1997 through April 1, 2002. Includes dividend reinvestment of nominal dividends.

 SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

        Throughout this Statement of Corporate Governance Practices, there are references to information available on Suncor's website. All such information is available at www.suncor.com under the "Investor Centre" tab. Information on Suncor's website, though referenced herein, does not form part of this Statement or this Information Circular. In addition, shareholders may request printed copies of these materials by contacting Suncor at 112 – 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com.

Board of Directors and Director Independence(1)

        The cornerstone of Suncor's governance system is its Board of Directors, whose duty is to supervise the management of Suncor's business and affairs.

        The Board is currently comprised of a majority of independent directors (10 of 11 members)(2). The only Suncor director who is not independent is Richard L. George, Suncor's president and chief executive officer.(3) A short biography of each Suncor director can be found starting on page H-3.

        The Board reviews the independence of its members annually. The Board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the Board considers a director to be independent if that director has no material relationship with the Corporation, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page H-32 of this Information Circular). The independence criteria are set out in Schedule F.

        In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

        Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographies on pages H-3 to H-5.(4) Some of these are companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors absent themselves from the boardroom and do not participate.

        All of the Board's four standing committees — Governance, Audit, Human Resource and Compensation ("HR&CC") and Environment Heath and Safety ("EH&S") — are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Mr. O'Brien, a member of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Schedule D.

        Suncor's independent directors meet in camera at the end of each Board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Ferguson, Suncor's independent chair since April 2007.(5) The Board's committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of Board and Board committee meetings held during 2008, and directors' attendance at these meetings, see page H-6.(6,7)

        The roles and responsibilities of Suncor's independent chair are set forth in a position description that has been approved by the Board. The position description is set out in Schedule E.(8)

Board Mandate(9)

        The Board has developed terms of reference ("Terms of Reference") as the charter of the Board. The Terms of Reference include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate ("Board Mandate") that describes its major responsibilities, goals and duties. The Board of Directors has approved and reviews at least annually its Terms of Reference. These range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule D.

        The Board of Directors delegates day-to-day management of Suncor's business to Suncor's chief executive officer ("CEO") and other members of management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

        The following is a description of some key duties of the Board as set out in the Board Mandate, with reference to the Canadian Requirements, including a description of the specific roles of Board committees. The following description is not exhaustive. For more information, please refer to Schedule D and to the mandates of Suncor's Board committees, available on Suncor's website.

        Ethics(10)    The Board Mandate explicitly recognizes that the Board, through the CEO, sets Suncor's standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states the Board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The Board plays an active role in this area through its oversight of Suncor's business conduct code and compliance program (see "Ethical Business Conduct" on page H-45), and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization (see "Position Descriptions" on page H-45).

        Strategic Planning    One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals, and the strategies for achieving them. The Board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor's long-range plan. A Board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes, and by acting as an effective sounding Board for management on key strategic initiatives. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

        Risk Oversight    One of the major responsibilities of the Board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively identify, monitor and manage them. To that end, the Board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a Board committee, or the full Board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the Board's risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the Board and its committees. For example, the EH&S Committee monitors the effectiveness and integrity of Suncor's internal controls as they relate to operational risks of its physical assets. It also reviews environmental, health and safety issues and reports to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Governance Committee assists the Board by reviewing and assessing emerging risk areas that do not fall under the mandate of another Board committee.

        Succession Planning and Monitoring/Evaluating Senior Management    The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the Board on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO's performance against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO (see "Compensation Discussion and Analysis" on page H-12).

        Communication/Disclosure Policy    Suncor has a disclosure policy called "Communications with the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. Suncor's business conduct code (see the information under the heading, "Ethical Business Conduct", on page H-45) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

        Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and our chief financial officer ("CFO"). Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

        The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, external website, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), management proxy circulars, annual information forms/Form 40-F, and press releases containing significant new financial information, among others.

        Internal Controls    The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor's electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

        Corporate Governance System    The Governance Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the Board where appropriate, and reviews and approves this Statement of Corporate Governance Practices (See "Governance Committee", under the heading "Board Committees" on page H-43).

        Stakeholder Feedback    The Board Mandate currently provides that the Board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor's independent chair by addressing correspondence to him at the address set out on page H-40.

        Expectations and Responsibilities of Directors    The Terms of Reference, supplemented by a Board-approved accountability statement for directors, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the Board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2008 are set out on page H-6.

        Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Board Committees(11)

        The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate that is reviewed annually by such committee. Each of these committees is comprised solely of independent directors and, except where otherwise specified in the Terms of Reference or in Suncor's by-laws, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

        The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

        The following is a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandates of each Board committee is on Suncor's website.

        Governance Committee    The Governance Committee assists the Board in two areas: corporate governance and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. It also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct. The Governance Committee also conducts the annual assessment of the overall performance and effectiveness of the Board of Directors, its committees and individual directors.

        In its strategy role, the Governance Committee acts as an effective sounding board for management on key strategic initiatives and reviews and assesses processes relating to long-range and strategic planning and budgeting.

        Audit Committee    The Audit Committee assists the Board in matters relating to Suncor's internal controls and internal auditors, excluding the operations integrity audit department which is specifically within the mandate of the EH&S Committee (references throughout this Schedule C to "Internal Audit" shall not include the operations integrity audit department). The Audit Committee also assists in matters relating to external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

        In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor's financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the chief officer in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of chief financial officer. The Audit Committee also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page H-45).

        The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

        The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, MD&A and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

        The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluator. The Audit Committee annually approves the appointment and terms of engagement of the reserves evaluator, including their qualifications and independence, and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the committee prior to approval by the full Board of Directors.

        The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor's registered pension plan, as well as the terms of engagement of the plan's actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the Board's risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor's business are reflected in the mandates of the Board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

        For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 2, 2009, filed at www.sedar.com.

        Environment, Health and Safety Committee    The EH&S Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety. This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. The EH&S Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EH&S Committee monitors the adequacy of the Suncor system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EH&S progress, plans and performance objectives, is also reviewed by the EH&S Committee.

        The EH&S Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of EH&S. In fulfilling this role, it reviews and approves the appointment or termination of the Director, Operations Integrity Audit, and reviews the qualifications of the internal auditors and organizational structure of the Operations Integrity Audit department. The EH&S Committee also reviews the department's charter and its annual audit plans and activities, and the effectiveness of the operations integrity audit function. The EH&S Committee approves the engagement or termination of external auditors overseeing the operations integrity audit program, and reviews their audit scope, approach and performance, and approves their fees.

        Human Resources and Compensation Committee    For more information regarding the nature, scope, roles and responsibilities of the HR&CC, see "Compensation Discussion and Analysis", on page H-12.

Position Descriptions(12)

        The Board has developed and approved written position descriptions for the Board chair, Board committee chairs and the CEO. The Board has also developed and approved a written position description, called an "Accountability Statement", for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading "Board Mandate" on page H-41. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management's relationship with the Board.

        The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the applicable Board committee and changes are recommended by that committee to the full Board. The position descriptions are all posted on Suncor's website. In addition, the position description for Suncor's Board chair is set out in Schedule E.

Orientation and Continuing Education(13)

        Each new member of the Board will participate in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors, and the nature and operation of Suncor's business.

        A Directors' Handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal.(14)

        Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor's operations and the communities in which they are located.

        The Board's Director Continuing Education Policy encourages directors to enrol in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor's Board, with the approval of the chairman of the Board or Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

        The Governance Committee maintains a strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies.(15) In an annual survey, directors are asked to suggest topics of interest for future information sessions and three topics will be chosen annually for speakers and / or presentations from internal or external sources.

Ethical Business Conduct(16)

        Code of Conduct    Sound, ethical business practices are fundamental to Suncor's business. Suncor has a business conduct code (the "Code") that applies to Suncor's directors, officers, employees and contractors.(17) The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor's Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, that he or she has reviewed the Code, that he or she understands the requirements of the Code, and his or her compliance with the Code during the preceding 12-month period.

        Suncor's Board exercises stewardship over the Code in several respects. Suncor's internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process, and any recommended changes are approved by the Governance Committee. (18) Any waivers of Code requirements for Suncor's executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2008.

        Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the Board has established an "Integrity Hotline" to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

        The Code is available on Suncor's website, under the "Governance" tab in the Investor Centre.(19)

Conflicts of Interest(20)

        The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

        If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the Board chair may request the director's resignation.

        The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the Governance Committee chair. The director's conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

        The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors(21)

        The selection process for new nominees for membership on Suncor's Board of Directors is conducted by the Governance Committee, which is comprised solely of independent directors.(22) More information on the responsibilities, powers and operations of the Governance Committee is found on page H-43.(23)

        The Governance Committee maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole. This is periodically assessed to identify any gaps between the desired set of capabilities, competencies, skills and qualities, and those that are adequately represented on the Board, taking pending retirements into account. The Committee uses this assessment as a basis for identifying the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members. The Governance Committee maintains a list of potential candidates identified from a number of sources, including an executive search firm and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

        Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the Board.(24)

Compensation(25)

        Human Resources and Compensation Committee    The HR&CC, comprised entirely of independent directors, assists the Board in matters pertaining to Board and executive compensation.

        Board Compensation    The HR&CC reviews and reports to the Board on directors' compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The HR&CC annually reviews the competitiveness and form of Board compensation, and makes recommendations to the full Board on the level and form of Board compensation and share ownership guidelines. The Board has set director compensation based upon recommendations from this committee.

        CEO and Senior Executive Compensation    The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

        The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

        For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" on page H-12.

Assessment of Directors(26)

        The Governance Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the Board or a particular Board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Governance Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The Board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

        Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

  •
  Approval of Equity Compensation Plans.  The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Equity Compensation Plans" on page H-27.

  •
  Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 Audit Committees) and SEC Requirements (specifically Rule 10A-3 of the Securities Exchange Act of 1934). Suncor's Board has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

(1)
Reference: Form 58-101F1, Item 1.

(2)
Reference: Form 58-101F1, Item 1(c).

(3)
Reference: Form 58-101F1, Item 1(b).

(4)
Reference: Form 58-101F1, Item 1(d).

(5)
Reference: Form 58-101F1, Item 1(f).

(6)
Reference: Form 58-101F1, Item 1(e).

(7)
Reference: Form 58-101F1, Item 1(g).

(8)
Reference: Form 58-101F1, Item 1(f).

(9)
Reference: Form 58-101F1, Item 2.

(10)
Reference: Form 58-101F1, Item 5.

(11)
Reference: Form 58-101F1, Item 8.

(12)
Reference: Form 58-101F1, Item 3.

(13)
Reference: Form 58-101F1, Item 4.

(14)
Reference: Form 58-101F1, Item 4(a).

(15)
Reference: Form 58-101F1, Item 4(b).

(16)
Reference: Form 58-101F1, Item 5.

(17)
Reference: Form 58-101F1, Item 5(a).

(18)
Reference: Form 58-101F1, Item 5(a)(ii).

(19)
Reference: Form 58-101F1, Item 5(a)(i).

(20)
Reference: Form 58-101F1, Item 5(b).

(21)
Reference: Form 58-101F1, Item 6.

(22)
Reference: Form 58-101F1, Item 6(b).

(23)
Reference: Form 58-101F1, Item 6(c).

(24)
Reference: Form 58-101F1, Item 6(a).

(25)
Reference: Form 58-101F1, Item 7.

(26)
Reference: Form 58-101F1, Item 9.

 SCHEDULE D: BOARD TERMS OF REFERENCE

Part I: Overview

        The Canada Business Corporations Act (the "Act"), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a company such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer ("CEO"), sets standards of conduct, including the Company's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Company.

        In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Company. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

        The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

        The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Company and for providing the Company with leadership. The CEO discharges these responsibilities by formulating Company policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Company's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

  •
  any submission to the shareholders of a question or matter requiring the approval of the shareholders;

  •
  the filling of a vacancy among the directors or in the office of the external auditor;

  •
  the manner of and terms for the issuance of securities;

  •
  the declaration of dividends;

  •
  the purchase, redemption or any other form of acquisition of shares issued by the Company;

  •
  the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

  •
  the approval of management proxy circulars;

  •
  the approval of any take-over bid circular or directors' circular;

  •
  the approval of the audited annual financial statements of the Company; and

  •
  the adoption, amendment or repeal of by-laws of the Company.

        One of the key stewardship responsibilities of the Board is to approve the Company's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Company toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

Part II: Board Guidelines

        The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

  •
  These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

  •
  The CEO is responsible for leading the development of long-range plans for the Company, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Company's annual business plan (including the annual budget), and approves the strategies as reflected in the Company's long range plan.

  •
  The Board believes that the appropriate size for the Board is between 10 and 14 members

  •
  Directors stand for re-election annually.

  •
  The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the Policy periodically to ensure it continues to serve the Company's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Company, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

  •
  In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship, within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Human Resources and Compensation Committee.

  •
  The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on the definition in the Canadian Requirements and the SEC Requirements(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

  •
  The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside(2) directors on the Board of Directors.

  •
  The Board supports the separation of the role of Chairman from the role of CEO.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Company.

  •
  The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Company, and the creation and fostering within the Company of a culture of integrity.

  •
  The Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

  •
  The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

  •
  Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

  •
  Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

  •
  While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

  •
  The Board encourages the CEO to bring other executive officers into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

  •
  The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Company's management proxy circular.

  •
  The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election by secret ballot.

  •
  The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

  •
  Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the Board.

  •
  At the conclusion of each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

  •
  At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Company's operations and the communities in which they are carried out.

Part III: Committee Guidelines

  •
  The Board has four standing committees: the Audit Committee, the Governance Committee, the HR&CC, and the Environment, Health and Safety Committee ("EH&SC"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

  •
  The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Company. In accordance with the Company's by-laws, unless otherwise determine by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

  •
  Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member Secretary who may be a member of management of the Company. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

  •
  The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

  •
  Except where otherwise specified in these terms of reference or in the Company's by-laws, each committee shall have the power to determine its own rules of procedure.

  •
  The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit committee must be, in the judgement of the Board of the Directors, financially literate(2), and at least one member of the Audit Committee must be an audit committee financial expert(3). In general Audit Committee members will not simultaneously be members of the audit committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit committee. Any such determination by the Board of Directors shall be disclosed in the Company's management proxy circular.

  •
  The HR&CC will consist entirely of outside, independent directors.

  •
  The Governance Committee shall consist entirely of outside, independent directors.

  •
  The Chairman, by standing invitation, is considered an ex-officio of those committees of the Board of which he is not a listed member.

  •
  At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

(2)
See Appendix A

(3)
See Appendix A

Part IV: Mandate of the Board of Directors

Goals of the Board

        The major goals and responsibilities of the Board are to:

  •
  Establish policy direction and the fundamental objectives of the Company;

  •
  Supervise the management of the business and affairs of Suncor Energy;

  •
  Ensure the Company has an effective strategic planning process;

  •
  Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

  •
  Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Company's business;

  •
  Protect and enhance the assets of the owners of the Company and look after their interests in general;

  •
  Ensure the continuity of the Company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

  •
  Make certain decisions that are not delegable, such as the declaration of dividends; and

  •
  Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

        The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Company or that the Board is legally required to take.

3.
Review with management the mission of the Company, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Company's progress toward its goals and plans, and assume responsibility to revise and alter the Company's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

  •
  fixed assets;

  •
  marketing capability — customer loyalty, distribution organization, market knowledge and so on;

  •
  work force and employee relations;

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and insurance.

8.
Identify the principal risks of the Company's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Company's internal control and management information systems.

10.
Ensure that the Company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Company has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Company, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; — being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Company is operated; — complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

Calgary, Alberta
Adopted by resolution of the Board of Directors on February 28, 1996.
Revision Dated November 30, 2005

Appendix A to the Terms of Reference — Financial Literacy and Expertise

        For the purpose of making appointments to the Company's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

        Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

  •
  The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

  •
  Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

  •
  Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

  •
  Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

  •
  The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

  •
  The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

  •
  The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

  •
  The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

  •
  The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

  •
  Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Company's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•	The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and
•	The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Company.

Audit Committee Financial Expert

        An "Audit Committee Financial Expert" means a person who in the judgment of the Company's Board of Directors, has following attributes:

  a.
  an understanding of Canadian generally accepted accounting principles and financial statements;

  b.
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

  c.
  experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

  d.
  an understanding of internal controls and procedures for financial reporting; and

  e.
  an understanding of audit committee functions.

        A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

  a.
  education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

  b.
  experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

  c.
  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

  d.
  other relevant experience.

 SCHEDULE E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

        The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.:

  •
  The Board's overarching duty is to supervise the management of Suncor's business and affairs.

  •
  Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

  •
  Active involvement and substantive debate are encouraged.

  •
  The Board supports the separation of the role of chair from the role of CEO.

  •
  The Board is involved in strategic policy issues.

  •
  The Board will strive to be the best.

        With the foregoing in mind, the framework for Board chair will be:

  •
  The chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The chair is not an employee or officer of the corporation and will be independent of management. The chair will foster and promote the integrity of the Board and a culture where the board works harmoniously for the long-term benefit of the corporation and its shareholders.

  •
  The chair will preside at meetings of the Board and at meetings of the shareholders of the corporation, as provided for in the by-laws of the corporation.

  •
  The chair will serve on the Governance Committee of the Board. The committee, by its mandate, assists the Board in matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The chair is also, by standing invitation, an ex-officio of those committees of the Board of which he is not a listed member.

  •
  The chair will be kept well informed on the major affairs and operations of the corporation, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the corporation.

        The accountabilities of the chair include:

Shareholder Meetings

  •
  Subject to the by-laws, chair all shareholder meetings.

  •
  Review and approve minutes of all shareholder meetings.

Manage the Board

  •
  Subject to the by-laws, chair all Board meetings.

  •
  Provide leadership to the Board.

  •
  In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

  •
  Identify guidelines for the conduct and performance of directors.

  •
  Manage director performance.

  •
  With the assistance of the corporate secretary and chief executive officer, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

  •
  Facilitate communication among directors.

  •
  Attend committee meetings as deemed appropriate.

  •
  Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

  •
  Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for their succession.

  •
  Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

  •
  Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

  •
  Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

  •
  Support and influence strategy.

  •
  With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

  •
  Review the CEO's expenses on a quarterly basis.

  •
  Build relationships at the senior management level.

  •
  Provide advice and counsel to the CEO.

  •
  Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

  •
  Share Suncor's views with other boards and organizations when required.

  •
  Although primary responsibility for the corporation's relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

 SCHEDULE F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

        Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

        The purpose of this independence policy and criteria is to state the criteria by which Suncor's Board determines whether each of its directors is or is not independent.

Independence Policy

        Pursuant to the terms of reference for Suncor's Board of Directors, a majority of the Board of Directors must be independent, and in addition, the Audit, Governance and HR&C Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

        A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of Suncor's Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

        Notwithstanding the foregoing, a director will NOT be considered independent if:

  •
  The director is, or has been within the last three years, an employee or executive officer of the corporation, or an immediate family member(1) is or has been within the last three years, an executive officer, of the corporation.

  •
  The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

  •
  The director or an immediate family member is a current partner of a firm that is the corporation's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the corporation's audit within that time. For the purposes of this point ONLY, "immediate family member" means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

  •
  The director or any immediate family member is or has been within the last three years employed as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

  •
  The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, the corporation, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

  •
  Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the corporation to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

  •
  For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

        A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

  •
  Has previously acted as an interim CEO of Suncor; or

  •
  Acts, or has previously acted, as chair or vice chair of the Board of Directors of any Board committees on a part-time basis; or

  •
  Sits on the Board of Directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

 APPENDIX I — INFORMATION REGARDING PETRO-CANADA ANNUAL GENERAL MEETING MATTERS AND RELATED DISCLOSURE

GENERAL	I-1
GLOSSARY OF TERMS	I-1
LEGAL NOTICE	I-1
ANNUAL GENERAL MEETING BUSINESS	I-2
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	I-3
COMPENSATION OF THE BOARD OF DIRECTORS	I-9
COMPENSATION DISCUSSION AND ANALYSIS	I-12
Management Resources and Compensation Committee	I-12
Stock Performance Graph	I-27
Total Compensation	I-28
Summary Compensation Table	I-28
Equity Compensation Plans	I-30
Incentive Plan Awards	I-32
Pension Plans	I-34
Contracts Relating to Termination of Employment	I-38
Indebtedness of Directors and Executive and Senior Officers	I-39
Directors and Officers Insurance Program	I-40
RETURNING CASH TO SHAREHOLDERS	I-40
CORPORATE GOVERNANCE SUMMARY	I-40
Governance Committee Responsibilities	I-40
2008 Governance Initiatives	I-41
Corporate Governance Practices	I-42
Board Composition and Independence	I-42
Board Roles and Responsibilities	I-42
Board Committees	I-43
Position Descriptions	I-44
Board Compensation	I-44
Director Orientation and Continuing Education	I-44
Director Retirement	I-45
Performance Evaluation	I-45
Ethical Business Conduct	I-46
SCHEDULE A: BOARD OF DIRECTORS MANDATE	I-47

GENERAL

        Capitalized terms referred to in this Appendix and not otherwise defined have the same meaning as set forth in the Joint Information Circular and Proxy Statement.

        All information in this Appendix is as of April 29, 2009, unless otherwise indicated.

GLOSSARY OF TERMS

        The following is a glossary of certain terms used in this Appendix I.

"Board" or "Board of Directors" means the board of directors of Petro-Canada as it may be comprised from time to time;

"Common Shares" means common shares in the capital of Petro-Canada; and

"Committees" or "Committee" refers to the standing committees of the Board of Directors of Petro-Canada.

LEGAL NOTICE

        This Appendix contains forward-looking statements and information with respect to Petro-Canada's reserves. See "Joint Information Circular and Proxy Statement — Cautionary Notice Regarding Forward-Looking Information and Statements" and "Joint Information Circular and Proxy Statement — Petro-Canada Oil and Gas Disclosure".

 ANNUAL GENERAL MEETING BUSINESS

1.
Consolidated Financial Statements

  Petro-Canada's Consolidated Financial Statements for the year ended December 31, 2008 are included in its Annual Report, which is available to all shareholders upon request or on Petro-Canada's website at www.petro-canada.ca.

2.
Election of the Board of Directors

  The following persons are the nominees proposed by the Corporate Governance and Nominating Committee and approved by the Board of Directors of Petro-Canada for election as Directors. If elected, the nominees will hold office until the earlier of the completion of the Arrangement and the close of the next annual meeting of Petro-Canada Shareholders, or until their successors are duly elected or appointed:

Ron A. Brenneman Hans Brenninkmeyer Claude Fontaine Paul Haseldonckx Thomas E. Kierans Brian F. MacNeill	Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson Daniel L. Valot

  You will find the nominees' biographies starting on page I-3 of this Appendix under the heading Nominees for Election to the Board of Directors.

3.
Appointment of Auditors

  The Board of Directors of Petro-Canada proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the earlier of the completion of the Arrangement and the close of the next annual meeting of Petro-Canada Shareholders.

  Deloitte & Touche LLP has served continuously as auditors of Petro-Canada since June 7, 2002. The fees paid to the auditors during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Audit fees	4,310,000	5,548,000
Audit-related fees for pension plan and attest services	633,000	705,000

TOTAL	4,943,000	6,253,000

  The Audit, Finance and Risk Committee of Petro-Canada pre-approves all services that the auditors provide. These services comply with professional standards and securities regulations governing auditor independence. The Board of Directors of Petro-Canada limits the auditors from providing services not related to the audit.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

        Petro-Canada Shareholders will be voting to elect 11 directors (each, a "Director") at the Meeting. Petro-Canada's Articles require the Board to have between nine and 13 Directors. Resolutions of the Board of Directors of Petro-Canada set the number of Directors of the company from time to time (including the nominees for election as Directors at the Meeting). The Petro-Canada Board has passed a resolution proposing the nominees for election to the Board. Between annual meetings, the Board of Directors may appoint additional Directors, as the Corporate Governance and Nominating Committee recommends. Nominees for the Board of Directors will be elected for a term expiring at the earlier of the completion of the Arrangement and the next annual meeting of Petro-Canada Shareholders, or until their successors are duly elected or appointed. The Board of Directors has adopted a majority voting policy.

        Below are the names and biographies of the nominees for election as Directors. The Board has exceptionally strong experience in leading growth, participating in the oil and gas industry, both internationally and domestically, and board governance. All Directors, except Mr. Brenneman, are independent. Those named in the enclosed form of proxy ("Proxy Form") intend to vote FOR these nominees unless authority to do so is withheld. Management does not expect that any of these nominees will be unable to serve as a Director; however, if that occurs, those named in the Proxy Form may vote for another nominee, unless the shareholder has directed that the shares be withheld from voting in the election of Directors.

HANS BRENNINKMEYER(8)
Independent(1)
Age: 63
Toronto, Ontario, Canada
Director since July 2008

Hans Brenninkmeyer has been the Chairman of Porticus N.A. (a charitable foundation) since 2005. Prior to that he was Chairman and President of American Retail Group and the former Chief Executive Officer of Comark Canada. Mr. Brenninkmeyer sits on the Board of Governors of The New School University in New York City. He holds a Master of Business Administration from New York University.
Board and Committee Membership					Attendance
Board of Directors				4 of 4	100%
Audit, Finance and Risk Committee				3 of 3	100%
Pension Committee				1 of 1	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	—	2,033	2,033	$61,250	$420,000
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: None

CLAUDE FONTAINE, Q.C.
Independent(1)
Age: 67
Montréal, Quebec, Canada
Director since 1987

Claude Fontaine, Corporate Director, is a former partner of Ogilvy Renault LLP (barristers and solicitors). He serves as a Director or on the advisory board of a number of for-profit and not-for-profit organizations, including AAER inc. and the Montreal Heart Institute Foundation. Mr. Fontaine holds a Bachelor of Arts (BA), a Licence in Law (LL.L), and an Institute of Corporate Directors certification (ICD.D).
Board and Committee Membership					Attendance
Board of Directors				7 of 8	88%
Environment, Health and Safety Committee				3 of 3	100%
Management Resources and Compensation Committee (Chair)				6 of 7	86%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	20,585	30,864	51,449	$1,530,283	$420,000
2007	16,598	30,535	47,133	$2,482,961
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: AAER inc.

PAUL HASELDONCKX
Independent(1)
Age: 60
Essen, Germany
Director since 2002

Paul Haseldonckx, Corporate Director, is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (global upstream) and its predecessor companies. He has also been a Member of the Management Board of Veba Oel AG, Germany's largest downstream company, including Aral. Mr. Haseldonckx represented Veba's interests at the Board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
Audit, Finance and Risk Committee				7 of 7	100%
Environment, Health and Safety Committee (Chair)				3 of 3	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	8,089	6,249	14,338	$548,060	$420,000
2007	8,047	6,186	14,233	$752,464
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: None

THOMAS E. KIERANS, O.C.(6)
Independent(1)
Age: 68
Toronto, Ontario, Canada
Director since 1991

Tom Kierans is Chair of Council and Vice-President of the Social Sciences and Humanities Research Council and a Senior Fellow of Massey College in the University of Toronto. Before that he was Chair of the Canadian Journalism Foundation and Chair of CSI Global Markets. Mr. Kierans holds a Bachelor of Arts (Honours) and a Master of Business Administration (Finance, Dean's Honours List), and is a Fellow of the Canadian Institute of Corporate Directors. He serves as a Director of Manulife Financial Corporation, Mount Sinai Hospital and the Canadian Institute for Advanced Research. Mr. Kierans also sits on a number of advisory boards of for-profit and not-for-profit organizations, including the Schulich School of Business, York University.
Board and Committee Membership					Attendance
Board of Directors				7 of 8	88%
Corporate Governance and Nominating Committee				3 of 4	75%
Management Resources and Compensation Committee				7 of 7	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	50,000	6,855	56,855	$1,554,354	$420,000
2007	50,000	6,780	56,780	$3,017,569
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: Manulife Financial Corporation

BRIAN F. MACNEILL, C.M.
Independent(1)
Age: 69
Calgary, Alberta, Canada
Director since 1995

Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Prior to that he was President and CEO of Enbridge Inc. Mr. MacNeill is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
As Chair of the Board, Mr. MacNeill is an ex-officio member of all Committees.
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	10,200	55,659	65,839	$2,214,487	$1,095,000
2007	10,200	47,798	57,998	$3,046,331
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: Telus Corp. and West-Fraser Timber Co. Ltd.

MAUREEN MCCAW
Independent(1)
Age: 54
Edmonton, Alberta, Canada
Director since 2004

Maureen McCaw is Senior Vice-President (Edmonton) of Leger Marketing (marketing research), formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). She is a past Chair of the Edmonton Chamber of Commerce and also serves on a number of Alberta boards and advisory committees.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
Corporate Governance and Nominating Committee				4 of 4	100%
Pension Committee				2 of 2	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	2,610	9,410	12,020	$495,291	$420,000
2007	2,414	5,824	8,238	$433,548
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: None

PAUL D. MELNUK
Independent(1)
Age: 54
Winter Garden, Florida, U.S.
Director since 2000

Paul Melnuk is Chairman and Chief Executive Officer of Thermadyne Holdings Corporation (industrial products) and Managing Partner of FTL Capital Partners LLC (merchant banking). He is past President and Chief Executive Officer of Bracknell Corporation and Barrick Gold Corporation and Clark USA Inc (an oil refining and marketing company). Mr. Melnuk holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and of the World Presidents' Organization, St. Louis chapter.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
Audit, Finance and Risk Committee (Chair)				7 of 7	100%
Environment, Health and Safety Committee				3 of 3	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	4,400	29,436	33,836	$1,228,580	$420,000
2007	4,400	23,320	27,720	$1,455,568
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: Thermadyne Holdings Corporation

GUYLAINE SAUCIER,
F.C.A., C.M.(7)
Independent(1)
Age: 62
Montréal, Quebec, Canada
Director since 1991

Guylaine Saucier, Corporate Director, is a former Chair of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants, a former Director of the International Federation of Accountants and former Chair of the Joint Committee on Corporate Governance established by the Canadian Institute of Chartered Accountants, the Toronto Stock Exchange and the Canadian Venture Exchange. She was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme. Saucier obtained a Bachelor of Arts from Collège Marguerite-Bourgeois and a Bachelor of Commerce from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of "Ordre des compatables agréés du Québec" and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.
Board and Committee Membership					Attendance
Board of Directors				7 of 8	88%
Corporate Governance and Nominating Committee (Chair)				4 of 4	100%
Management Resources and Compensation Committee(9)				3 of 3	100%
Pension Committee				2 of 2	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	4,520	37,205	41,725	$1,323,937	$420,000
2007	4,520	36,804	43,324	$2,168,115
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorship: AXA Assurance Inc., Bank of Montreal, Groupe Danone and Groupe Areva

JAMES W. SIMPSON
Independent(1)
Age: 64
Danville, California, U.S.
Director since 2004

Jim Simpson is past President of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the Chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
Audit, Finance and Risk Committee				7 of 7	100%
Management Resources and Compensation Committee				7 of 7	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	3,700	8,693	12,393	$469,735	$420,000
2007	3,700	5,814	7,814	$606,244
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: Canadian Utilities Limited

DANIEL L. VALOT
Independent(1)
Age: 64
Boulogne-Billancourt, France
Director since 2007

Daniel Valot, Corporate Director, is the past Chairman and Chief Executive Officer of Technip S.A. (oil and gas, engineering and construction). Prior to that, Mr. Valot held a number of leadership roles in exploration and production, refining, and North American operations with Total. A former student of the National School of Administration, Mr. Valot served as a civil servant in various positions. He holds a degree from the Paris Institute of Political Science and from the National School of Administration (ENA).
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
Audit, Finance and Risk Committee				7 of 7	100%
Environment, Health and Safety Committee				3 of 3	100%
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	1,375	5,695	7,070	$265,836	$420,000
2007	1,375	640	2,015	$106,736
Options Held: None. Non-employee Directors are not eligible to participate in Petro-Canada's stock option plan.
Other Public Board Directorships: CGGVeritas and SCOR

RON A. BRENNEMAN
Non-independent, Management
Age: 62
Calgary, Alberta, Canada
Director since 2000

Ron Brenneman is the President and Chief Executive Officer of Petro-Canada. Prior to joining Petro-Canada in 2000, he held various positions within Exxon Corporation and its affiliated companies. He leads Petro-Canada's Executive Leadership Team. He is responsible for the overall strategic direction of the company and its sound management and performance. Mr. Brenneman holds a Bachelor of Science and a Master of Science. He is a member of the Board of Directors of the Canadian Council of Chief Executives.
Board and Committee Membership					Attendance
Board of Directors				8 of 8	100%
As a member of management, Mr. Brenneman is not a member of any Committee of the Board, but he is invited to attend all Committee meetings other than in camera sessions.
Securities Held
Year	Common Shares(2)	DSUs(3)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)
				(Cdn $)	(Cdn $)

2008	88,547	221,215	309,762	$9,563,988	$5,250,000
2007	84,457	219,823	304,280	$16,009,466
Options Held: 1,319,800
Other Public Board Directorships: Bank of Nova Scotia and BCE Inc.

(1)
Independent: refers to the standards of independence established under Section 303A.02 of the NYSE Listed Company Manual, Section 301 and Rule 10A-3 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators' National Instrument 58-101.

(2)
The number of Common Shares of Petro-Canada beneficially owned, controlled or directed, directly or indirectly, by the Director, as of December 31, 2008. As of April 10, 2009 the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the Director is: Hans Brenninkmeyer — nil; Claude Fontaine — 21,427; Paul Haseldonckx — 8,120; Tom Kierans — 50,000; Brian MacNeill — 10,200; Maureen McCaw — 2,641; Paul Melnuk — 4,400; Guylaine Saucier — 4,520; Jim Simpson — 3,700; Daniel Valot — 1,375 and Ron Brenneman — 90,424.

(3)
The number of Deferred Stock Units ("DSUs") of Petro-Canada held by the Director as of December 31, 2008. As of April 10, 2009 the number of DSUs held by the Director is: Hans Brenninkmeyer — 3,385; Claude Fontaine — 31,521; Paul Haseldonckx — 6,291; Tom Kierans — 6,890; Brian MacNeill — 57,984; Maureen McCaw — 10,203; Paul Melnuk — 31,897; Guylaine Saucier — 37,325; Jim Simpson — 9,315; Daniel Valot — 8,155 and Ron Brenneman — 223,305.

(4)
The Total Market Value of Common Shares and DSUs for 2008 is based on the greater of purchase price, grant price or market value for the shares/units held by that Director. The Total Market Value of Common Shares for 2007 is determined by multiplying the number of Common Shares held by the closing price of the Common Shares on the TSX on December 31, 2007 of $53.25. The Total Market Value of DSUs is based on the previous five-day average market value of Petro-Canada's common shares as of December 31, 2007 of $52.37. Dividend equivalents are used to purchase additional DSUs and are credited on a quarterly basis.

(5)
Each non-employee Director is required to hold a minimum number of Petro-Canada Common Shares or share equivalents equal in value to three times the annual retainer ($420,000 for non-employee Directors and $1,095,000 for the Chair). Non-employee Directors have until December 31, 2011 or five years (if later) from being appointed a Director to achieve the required share ownership guidelines. Mr. Brenneman, as an employee Director, participates in the Petro-Canada's Officer Share Ownership Program and is required to hold four times his annual base salary. Refer to Compensation Discussion and Analysis beginning on page I-12.

(6)
Mr. Kierans was a Director of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.

(7)
Mme. Saucier was a Director of Nortel Networks Corporation until June 2005, and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was cancelled on June 21, 2005.

(8)
Mr. Brenninkmeyer was appointed to the Board of Directors in July 2008.

(9)
Mme. Saucier joined the Management Resources and Compensation Committee in September 2008.

 COMPENSATION OF THE BOARD OF DIRECTORS

2008 Compensation

        The compensation of Petro-Canada's Board of Directors is intended to attract highly qualified Directors who are able to meet the demanding responsibilities of being Board members, and is structured in a way that encourages Directors to act in the long-term interest of Petro-Canada. On a regular basis, the Corporate Governance and Nominating Committee retains an outside consultant, Towers, Perrin, Forster & Crosby Inc. ("Towers Perrin") to assess the competitiveness of Director and chair of the board (the "Chair of the Board") compensation arrangements using a similar process and approach as is used in assessing competitiveness of executive pay (e.g. market comparators and target pay philosophy). The last comprehensive review was undertaken in the fall of 2007, was updated in the summer of 2008 and is reflected in the compensation structure outlined below.

        Only non-employee Directors are compensated for Board services; the President and Chief Executive Officer is not paid for his services as a Director.

Compensation Components for all Non-Employee Directors except the Chair of the Board of Directors

Compensation Structure	January 1, 2008
Annual Retainer For Directors(1)	$140,000
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500
Annual Committee Member Retainer (all Committees excluding Audit, Finance and Risk Committee — AFRC)	$4,000
Annual Committee Member Retainer for AFRC	$10,500
Annual Committee Chair Retainer (all Committees excluding AFRC)	$10,000
Annual Committee Chair Retainer for AFRC	$25,000
Out-of-Province Travel Fee(2) (per round trip)	$1,500
Out-of-Country Travel Fee(3) (per round trip)	$3,000

Compensation Components for the Chair of the Board

Compensation Structure	January 1, 2008
Annual Retainer(4)	$365,000

        No other compensation is payable to the Chair of the Board of Directors.

(1)
A Director may elect to take the annual retainer in cash, Common Shares and/or DSUs once he/she has reached the share ownership guideline level. A description of the share ownership guideline level can be found on page I-12. Except for the Chair of the Board, a Director who has not reached the guideline level receives the annual retainer in the form of $70,000 in DSUs and the remaining $70,000 in cash, Common Shares and/or DSUs for a total of $140,000. As of December 9, 2008, for a Director who has not reached the guideline level and is not a Canadian resident, he/she may choose to receive the annual retainer in the form of $140,000 in cash, with the requirement that they must purchase $70,000 in Common Shares on the market during the year.

(2)
Provided to Directors who travel to a Board or Committee meeting held outside their province of permanent residence.

(3)
Provided to Directors who travel to a Board or Committee meeting held outside their country of permanent residence.

(4)
The Chair of the Board of Directors can choose to take the annual retainer in cash, Common Shares and/or DSUs once he/she has reached the share ownership guideline level. If the Chair has not met the share ownership guideline level, he/she will receive the annual retainer payable in the form of $75,000 in DSUs and the remaining $290,000 in cash, Common Shares and/or DSUs for a total of $365,000. As of December 9, 2008, for a Chair who has not reached the guideline level and is not a Canadian resident, he/she may choose to receive the annual retainer in the form of $365,000 in cash, with the requirement that they must purchase $75,000 in Petro-Canada Common Shares on the market during the year.

Deferred Stock Unit (DSU) Plan of Petro-Canada

•
Once he/she has reached the share ownership guideline level, a Director may annually elect to take his/her compensation in the form of cash, Common Shares and/or DSUs. If the share ownership guidelines are not satisfied, then $70,000 of his/her compensation is delivered in DSUs. A Director who is not a Canadian resident and has not reached the guideline level may choose to receive his/her compensation in cash, with the requirement that they must purchase and retain a minimum of $70,000 in Common Shares on the market during the year.

•
Once he/she has reached the share ownership guideline level, the Chair of the Board of Directors may annually elect to take his/her compensation in the form of cash, Common Shares and/or DSUs. If the share ownership guidelines are not satisfied then $75,000 of his/her compensation is delivered in DSUs. A Chair who is not a Canadian resident and has not reached the guideline level may choose to receive his/her compensation in cash, with the requirement that they must purchase and retain a minimum of $70,000 in Common Shares on the market during the year.

•
Under Petro-Canada's DSU Plan, dividend equivalents are used to purchase additional DSUs and are credited to the Directors' notional DSU accounts on a quarterly basis.

•
A Director is entitled to the benefit of his/her DSUs upon ceasing to be a Director. The Director can then choose to receive the value of the DSUs granted after December 31, 2003 in the form of Common Shares purchased on the open market or in the form of cash at any time, but no later than the end of the first calendar year following retirement. Directors that are tax filers in the U.S. may choose to receive the value of the DSUs granted after December 31, 2003 in the form of Common Shares purchased on the open market or in the form of cash at any time up to 15 days prior to the end of the six months following retirement. The value of DSUs granted before January 1, 2004 can only be paid out in the form of Common Shares purchased on the open market.

•
The DSU value will be based on the five-day average market price of the Common Shares immediately before the conversion of the DSUs to cash or Common Shares. If a Director chooses or is required to receive Common Shares, the value of his/her DSU entitlement is used to purchase Common Shares on the open market for the benefit of the Director. Petro-Canada covers the brokerage costs associated with acquiring these shares.

2008 Election of Payment

        The following table shows the percentages of each form of payment that each non-employee Director received during the year ended December 31, 2008.

	Cash		Petro-Canada Common Shares		DSUs
Director	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees
Hans Brenninkmeyer(1)	12.5%	100%			87.5%
Gail Cook-Bennett(2)	100%	100%
Richard Currie(3)	100%	100%
Claude Fontaine		100%	100%
Paul Haseldonckx	100%	100%
Thomas Kierans	100%	100%
Brian MacNeill	25%				75%
Maureen McCaw	25%	25%			75%	75%
Paul Melnuk					100%	100%
Guylaine Saucier	100%	100%
James Simpson	25%	100%			75%
Daniel Valot					100%	100%

(1)
Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.

(2)
Not standing for re-election to the Board of Directors.

(3)
Richard Currie retired from the Board of Directors on April 29, 2008.

Directors' Remuneration

        The total amount paid to non-employee Directors of Petro-Canada for the year ended December 31, 2008 was $2,311,667 as follows:

Director	Fees Earned	Share-Based Awards(1)	Option-Based Awards(1)	Non-Equity Incentive Plans Compensation(1)	Pension Value(1)	All Other Compensation(1)	Total
	(Cdn $)						(Cdn $)
Hans Brenninkmeyer(2)	$94,333	—	—	—	—	—	$94,333
Gail Cook-Bennett(3)	$195,000	—	—	—	—	—	$195,000
Richard Currie(4)	$65,834	—	—	—	—	—	$65,834
Claude Fontaine	$197,500	—	—	—	—	—	$197,500
Paul Haseldonckx	$211,500	—	—	—	—	—	$211,500
Thomas Kierans	$182,500	—	—	—	—	—	$182,500
Brian MacNeill	$365,000	—	—	—	—	—	$365,000
Maureen McCaw	$175,000	—	—	—	—	—	$175,000
Paul Melnuk	$217,000	—	—	—	—	—	$217,000
Guylaine Saucier	$194,000	—	—	—	—	—	$194,000
James Simpson	$208,500	—	—	—	—	—	$208,500
Daniel Valot	$205,500	—	—	—	—	—	$205,500

Total	$2,311,667	—	—	—	—	—	$2,311,667

(1)
Non-employee Directors are not eligible for these programs.

(2)
Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.

(3)
Not standing for re-election to the Board of Directors.

(4)
Richard Currie retired from the Board of Directors on April 29, 2008.

Director	Board Retainer	Committee Chair Retainer	Committee Member Retainer	Non-Executive Chairman Retainer	Board Attendance Fee(1)	Committee Attendance Fee(1)	Out-of- Country/ Province Travel Fee	Fees Earned/ Total Compensation
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Hans Brenninkmeyer(2)	$70,000		$4,833		$6,000	$7,500	$6,000	$94,333
Gail Cook-Bennett(3)	$140,000	$10,000	$10,500		$12,000	$15,000	$7,500	$195,000
Richard Currie(4)	$46,667		$2,667		$6,000	$6,000	$4,500	$65,834
Claude Fontaine	$140,000	$10,000	$4,000		$10,500	$22,500	$10,500	$197,500
Paul Haseldonckx	$140,000	$10,000	$10,500		$12,000	$18,000	$21,000	$211,500
Thomas Kierans	$140,000		$8,000		$10,500	$16,500	$7,500	$182,500
Brian MacNeill				$365,000				$365,000
Maureen McCaw	$140,000		$8,000		$12,000	$13,500	$1,500	$175,000
Paul Melnuk	$140,000	$25,000	$4,000		$12,000	$15,000	$21,000	$217,000
Guylaine Saucier	$140,000	$10,000	$5,000		$10,500	$19,500	$9,000	$194,000
James Simpson	$140,000		$14,500		$12,000	$24,000	$18,000	$208,500
Daniel Valot	$140,000		$14,500		$10,500	$19,500	$21,000	$205,500

Total	$1,376,667	$65,000	$86,500	$365,000	$114,000	$177,000	$127,500	$2,311,667

(1)
Petro-Canada holds a number of in-house education sessions for Directors. A meeting fee of $1,500 is paid to each Director attending each session that is offered. Extra meeting fees are also paid for multi-day Board meetings, telephone conferences, occasional ad hoc meetings and, from time to time, participation in a committee meeting of which a Director is not a member.

(2)
Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.

(3)
Not standing for re-election to the Board of Directors.

(4)
Richard Currie retired from the Board of Directors on April 29, 2008.

2009 Compensation

        No changes to the non-employee Director or Chair of the Board compensation are anticipated for 2009.

Share Ownership Guidelines

•
As of January 1, 2008, Petro-Canada increased the share ownership guidelines for the Board. The 2007 guidelines required each non-employee Director to hold Common Shares or share equivalents equal in value to $300,000. These guidelines were increased to require each non-employee Director to hold Common Shares or share equivalents equal in value to at least three times the annual retainer ($420,000 for Directors and $1,095,000 for the Chair of the Board).

•
As of December 9, 2008, Directors will have until December 31, 2011 or the fifth anniversary (if later) of having been appointed a Director to establish the required share ownership status. In addition, the test used to determine the Total Market Value of Common Shares and DSUs is based on the greater of purchase price, grant price or market value for the shares/units held by that Director. Common Shares held notionally in the DSU Plan count toward a Director's holdings for this purpose.

•
As of December 31, 2008, all non-employee Directors who joined the Board before 2006 had attained their share ownership guidelines; Mr. Brenninkmeyer has until July 1, 2013 and Mr. Valot has until July 1, 2012 to attain their ownership guidelines.

•
Non-employee Directors cannot participate in Petro-Canada's stock option plan.

COMPENSATION DISCUSSION AND ANALYSIS

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

        The Management Resources and Compensation Committee (the "Compensation Committee") is made up entirely of independent Directors and reports to the Board on human resources matters. The Compensation Committee which consists of Claude Fontaine (Chair), Thomas E. Kierans, Guylaine Saucier, James W. Simpson and Brian F. MacNeill (ex-officio member), reviews and recommends compensation, pension and benefit practices, and management development and succession plans to the Board. Key focus areas are President and Chief Executive Officer and executive officer performance, succession and recruitment. The Charter of the Compensation Committee can be found on Petro-Canada's website at www.petro-canada.ca.

        The Compensation Committee met seven times in 2008 and held in-camera sessions during each meeting. Key Compensation Committee activities in 2008 were:

•
Chief Executive Officer compensation;

•
assessed the Chief Executive Officer goals/objectives;

•
assessed Chief Executive Officer performance; and

•
reviewed and recommended Chief Executive Officer compensation including base salary, annual incentive and mid- and long-term incentives;

•
Executive staffing, development and compensation;

•
reviewed performance assessments of the members of the Executive Leadership Team ("ELT");

•
reviewed and recommended annual compensation for the members of the ELT;

•
reviewed and recommended 2008 annual incentive payouts to the members of the ELT;

•
reviewed and recommended mid- and long-term incentive grants to members of the ELT; and

•
reviewed succession plans for all executive positions;

•
Compensation programs and structure;

•
sponsored an education session for the full Board of Directors related to current trends in executive compensation;

•
reviewed competitive data for all executive positions;

•
approved the performance targets for the 2008 annual incentive program;

•
reviewed the ownership guidelines for executives; and

•
reviewed and recommended the redesign of the mid-term incentive program;

•
Management Proxy Circular;

•
reviewed and approved the Compensation Discussion and Analysis.

Compensation Philosophy

        Petro-Canada's success depends on its ability to attract, retain and motivate high performing employees at all levels of the organization. The company regularly reviews its compensation policies relative to these objectives.

        The Compensation Committee reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation programs for the executive officers of Petro-Canada, including the Named Executive Officers (see Summary Compensation Table on page I-28). Compensation programs are designed to:

•
attract, retain and motivate key personnel;

•
encourage commitment to Petro-Canada and its goals;

•
align executive officer interests with interests of shareholders; and

•
reward executive officers for demonstrated leadership and for performance related to predetermined and quantifiable goals.

        When developing the total compensation structure for executive officers, the Compensation Committee considers information it acquires through third-party compensation surveys, which compares the compensation paid for similar positions in a comparator group of companies that compete with Petro-Canada for executive talent. The comparator group for Canadian executive officers consists of major Canadian oil and gas companies and other large Canadian industrial and resource companies with a reasonable degree of autonomy. The primary reference group is energy sector specific and includes BP Canada, Canadian Natural Resources Ltd., Canadian Oil Sands Limited, Chevron Canada Resources, EnCana Corporation, ExxonMobil Canada, Husky Energy Inc., Imperial Oil Limited, Nexen Inc., Shell Canada Limited, Suncor Energy Inc., Syncrude Canada Limited and Talisman Energy Inc. This group was selected because its members are similar to Petro-Canada in size, scope and complexity. It includes Canadian oil and gas companies with both upstream and downstream operations, as well as larger exploration and production companies.

        If a general industry perspective is required, a larger group, which includes Abitibi Bowater, Agrium Inc., Barrick Gold Corporation, BCE Inc., Bombardier, Canadian National Railway, Canadian Natural Resources Ltd., Canadian Oil Sands Limited, Canadian Pacific Railway Limited, Canadian Tire Corporation Limited, Canfor Corporation, Celestica Inc., CGI Group Inc., Domtar Corporation, Enbridge Inc., EnCana Corporation, Finning International Inc., Husky Energy Inc., Imperial Oil Limited, Irving Oil Limited, Maple Leaf Foods Inc., McCain Foods Limited, Nexen Inc., Nortel, NOVA Chemicals, Potash Corporation of Saskatchewan Inc., Research In Motion Ltd., SNC-LAVALIN, Suncor Energy Inc., Syncrude Canada Limited, Talisman Energy Inc., Teck, Transat A.T. Inc. and TransCanada Corp., is used.

        Compensation programs are designed to deliver competitive base salaries and incentive payments when corporate, business unit and individual performance meet specific, predetermined objectives. These programs also provide an opportunity for top quartile pay relative to Petro-Canada's comparator groups, when an executive officer delivers superior performance. Competitiveness of the compensation structure is assessed regularly, using compensation surveys conducted by the independent consulting firm, Towers Perrin, and supplemented by competitive survey information from other consulting firms, as required.

        Towers Perrin is retained by the Compensation Committee to provide expertise and advice in regard to executive compensation. This includes advising on compensation policies, as well as the design and implementation of executive compensation programs for the Compensation Committee's review and approval. Towers Perrin periodically updates the Compensation Committee on executive compensation "best practices" and trends in executive compensation. Towers Perrin is also retained by Petro-Canada to provide advice on pensions, including actuarial pension advice, and on its health and welfare programs.

        As a result of the broad relationship, the Compensation Committee has agreed with Towers Perrin on a formal mandate that outlines Towers Perrin's role and terms of reference as an independent advisor to the Compensation Committee. An important feature includes a clear reporting relationship between the Towers Perrin executive compensation consultant and the Compensation Committee. Additional work by the consultant for Petro-Canada is documented in the "Letter of Independence" and reviewed by the Compensation Committee Chair. There are also assurances that the executive compensation consultants have an internal reporting relationship and compensation, which are determined separately from those Towers Perrin and Petro-Canada activities that are not connected to executive compensation. The Compensation Committee annually reviews these processes. In 2008, Towers Perrin's fees for executive compensation services to the Compensation Committee were $398,224. In 2008, Towers Perrin also earned $1,387,419 by providing pension and benefit consulting, administration and actuarial services to Petro-Canada. From time to time, the Compensation Committee will access the services of other consultants as occurred in the autumn of 2008 when Hugessen Consulting Incorporated ("Hugessen") was retained by the Compensation Committee to provide it with independent advice regarding proposed upgrades to the mid- and long-term incentive program. Hugessen is not engaged in providing ongoing consulting services and does not provide advice to Petro-Canada on any other matters. Hugessen was paid $98,522 for the services, which were provided from December 1, 2008 to December 31, 2008, inclusive.

        The compensation structure for executive officers consists of a base salary, plus significant pay-at-risk. Pay-at-risk is made up of an annual incentive, as well as mid- and long-term incentives (stock options, Stock Appreciation Rights ("SARs"), Performance Stock Units ("PSUs") and Deferred Stock Units ("DSUs")).

Key Elements of Compensation

Element	Fixed/Variable	Type	Performance Period
Base Salary	Fixed	Cash	1 year
Annual Incentive	Variable	Cash	1 year
Mid-Term Incentive	Variable	PSUs	3 years
Long-Term Incentive	Variable	Stock Options/SARs	7 years

        Significant portions of Petro-Canada's senior executives' compensation depend on both Petro-Canada's and their individual performance and are at risk as illustrated below.

		Variable/At Risk Pay
Title	Base Pay	Annual Incentive	Mid-Term Incentive	Long-Term Incentive	Total Compensation at Risk	Total
President & Chief Executive Officer	17%	22%	30%	31%	83%	100%
Executive Vice-President/Executive Vice-President & Chief Financial Officer	23%	24%	24%	29%	77%	100%
Senior Vice-President	24%	20%	25%	31%	76%	100%

Base Salary

        Each year, the Compensation Committee reviews each Named Executive Officer's base salary and makes adjustments based on the position's duties and responsibilities, the degree of special skill and knowledge required, and the performance and contribution of the officer. For reference, the Compensation Committee uses the median base salaries for positions with similar responsibilities in its comparator groups, which consist of major Canadian oil and gas companies and other large Canadian industrial and resource companies with a reasonable degree of autonomy, and are described under the Compensation Philosophy section on page I-13.

Annual Incentive Program

        Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. In 2008, target awards ranged from 55% to 80% of base salary, depending on the level of the executive officer. The highest target was for the President and Chief Executive Officer.

2008 Annual Incentive Targets (% of Base Salary)

			Maximum Payout
Position	Minimum Payout	Target Payout	% of Base Salary	% of Target
President & Chief Executive Officer	0	80%	176%	220%
Executive Vice-President/Executive Vice-President & Chief Financial Officer	0	60%	132%	220%
Senior Vice-President	0	55%	121%	220%

        The 2008 annual incentive award depended on performance at the corporate, business unit and individual levels as follows:

•
30% corporate performance;

•
50% business operating measures; and

•
20% personal performance.

        Corporate performance has a profit-sharing focus and is based on earnings from operations, which is a key measure of corporate performance.

        Business operating measures are connected to controllable objectives and drive excellence in operations. Each business unit has operating measures tied to the business objectives. Examples of these measures include such items as safety, reliability, production volumes and operating costs. Scores for each measure were aggregated to a total business unit score for the senior executive responsible for that unit. The score for the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer was the average of the results of all business units.

        The remaining 20% of each target award is based on the assessment of the executive officer's individual performance against personal objectives. The Compensation Committee assesses the performance of the President and Chief Executive Officer. The Compensation Committee also considers and reviews the assessment of the performance of the other executives as proposed by the President and Chief Executive Officer.

        Executive officers may elect to convert a portion of their annual incentive into DSUs under the DSU Plan established for key employees. This plan links short-term cash incentive awards to the future value of the Common Shares.

        Executive officers who elect to convert a portion of their annual incentive into DSUs must do so by December 31 of the year preceding payment. For U.S. tax payers, the election is required in writing by June 30 of the year preceding payment.

Mid- and Long-Term Incentive Plan

        The mid- and long-term incentives are designed to:

•
link executive compensation with the creation of shareholder value;

•
align the interests of executive officers with those of Petro-Canada's shareholders; and

•
reward executive officers for achievement relative to peer companies.

        The Compensation Committee uses its discretion to grant these awards and considers data for similar positions and companies as a reference point. Starting in 2006, the Compensation Committee used a binomial valuation model to estimate the value of mid- and long-term incentive awards. In setting yearly awards, the Compensation Committee considers the number and value of awards granted in the previous year, the competitiveness of the overall compensation structure and individual performance. The Board of Directors reviews the expected values of the proposed mid- and long-term incentive awards against competitive data. The expected value of these awards is determined with the assistance of the external consultant.

        Petro-Canada employs a variety of mid- and long-term incentive vehicles, including PSUs, stock options, SARs and DSUs depending on the prevailing market practice and objective in providing the incentive.

        The Compensation Committee sets the date for granting of mid- and long-term incentives in advance. The grant date complies with applicable securities agencies regulatory standards and Petro-Canada's Code of Business Conduct. The date also aligns with the timing of performance assessments and other compensation decisions. This timing is important because performance assessments significantly impact not only mid- and long-term incentive grants but, also, other aspects of executive officer compensation, including base salary changes and annual incentive awards.

        The Board of Directors believes mid- and long-term awards enable Petro-Canada to promote employee commitment and to retain the key employees necessary for its long-term success.

        Non-employee Directors are not eligible to participate in the employee incentive plans.

PSUs

        PSUs are a form of mid-term incentive that rewards participants for Petro-Canada's performance against specific performance standards. The Compensation Committee uses its discretion to select and attach performance standards to PSUs. Relative Total Shareholder Return ("TSR") is the measure that has been employed since 2004. In 2009, specific operating measures were incorporated into the performance standards to complement the relative TSR and ensure focus on effective, efficient and safe operations, with 50% of the PSUs awarded based on relative TSR and the remaining 50% based on operating measures. These operating measures are production volume, reliability, and environment and safety.

Stock Options

        Stock options are awarded to employees at the senior management level and above as a form of long-term incentive compensation. The employee stock options awarded by Petro-Canada in 2008 convey the right to purchase Common Shares at a predetermined exercise price, have a maximum exercise period of seven years and vest at the rate of 25% per year over a four-year period from the date of grant. The exercise price per option cannot be less than the closing price of the Common Shares on the TSX on the day preceding the day the stock options were granted. The Stock Option Plan provides for either 1) a cash payment to participants equal to the appreciation in Petro-Canada's share price between the date the options are granted and the date they are exercised; or 2) the purchase of the share.

SARs

        In January 2007, the Board of Directors approved Petro-Canada's SAR Plan, which provides for the granting of SARs to employees (including executive officers) of Petro-Canada and its subsidiaries. Petro-Canada can choose to grant SARs to such employees instead of stock options for any long-term incentive grants made.

        The SAR Plan provides a cash payment to participants equal to the appreciation in Petro-Canada's share price between the date the SARs are granted and the date the SARs are exercised. The SARs granted in 2008 have a maximum exercise period of seven years and vest at a rate of 25% per year over four years from the date of the grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the SARs are granted. The exercise price per SAR cannot be less than the closing price of the Common Shares on the TSX on the day preceding the day the SARs are granted.

DSUs

        The DSU Plan provides a cash payment to participants equal to the value of the average TSX closing price of the Common Shares for the five days immediately before the award is payable.

        All DSUs are non-transferable and non-assignable, and exercisable upon leaving Petro-Canada's employ. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Common Shares. The value of the DSUs, when converted to cash, will equal the five-day average TSX closing price of the Common Shares immediately before the conversion. All payments are made in cash unless, at Petro-Canada's discretion, an exception is made and payment takes the form of Common Shares issued from treasury net of applicable withholdings.

        From time to time, the Compensation Committee may make special awards of DSUs to recognize an executive officer's achievement. When determining the value of any of these special awards, the Compensation Committee considers the value of the total mid- and long-term incentive compensation received by the executive officer as compared with competitive compensation levels. In 2006, the President and Chief Executive Officer, Executive Vice-President Downstream and Executive Vice-President and Chief Financial Officer received special DSU awards, which have been included in the calculation of total compensation presented in the Summary Compensation Table on page I-28.

Share Ownership Guidelines

        To encourage share ownership by executive officers, Petro-Canada has guidelines requiring shareholdings, including DSUs, worth at least the following amounts:

•
for the President and Chief Executive Officer, four times base salary;

•
for executive and senior vice-presidents, two times base salary; and

•
for other officers, one times base salary.

        The President and Chief Executive Officer must maintain the required ownership level for 12 months after leaving Petro-Canada. The Compensation Committee regularly reviews officers' actual shareholdings for compliance with the guidelines. The Compensation Committee also reviews guidelines for consistency with competitive standards.

        In October 2008, additional time was provided to achieve the required share ownership for those officers who had attained their respective Common Share ownership requirement or who, in the assessment of the President and Chief Executive Officer, were on track to attain their respective Common Share ownership requirement, but, due to the downturn of the equity market, had lost that status. It was determined that these officers shall have until the later of January 1, 2011 or the fifth anniversary of having been appointed an officer of Petro-Canada to re-establish the required Common Share ownership status. In addition, the test used to determine whether any officer has attained the required Common Share ownership status has been clarified to be based on the greater of purchase price, grant price or market value for the Common Shares or share equivalents held by that officer.

2008 Executive Officer Compensation

        The Compensation Committee reviews the compensation paid to the President and Chief Executive Officer as well as other executive officers at the comparator companies to determine the competitiveness of compensation provided to Messrs. Brenneman, Jackman, Roberts, Kallos and Camarta. The Compensation Committee also carefully assesses both the financial and non-financial components of each officer's performance. Petro-Canada's compensation structure for its executive officers contains significant pay-at-risk components, with a major portion of this total compensation delivered through performance-driven variable pay and equity-based compensation programs (see page I-30).

        In 2008, Messrs. Brenneman, Jackman, Kallos, Roberts and Camarta received the following salary increases, annual incentive awards as well as mid- and long-term grants.

	In Year 2008
	Salary Increase	Salary Increase	Annual Incentive	# of Stock Options/ SARs Awarded	Value of Stock Options/ SARs Awarded(1)	# of PSUs Awarded	Value of PSUs Awarded(2)
		(Cdn $)	(Cdn $)		(Cdn $)		(Cdn $)
Ron Brenneman President and Chief Executive Officer	5.0%	$62,500	$1,791,000	202,000	$2,475,268	65,000	$2,381,080
Boris Jackman Executive Vice-President, Downstream	7.0%	$50,000	$815,000	75,000	$919,035	20,000	$732,640
Peter Kallos(3) Executive Vice-President, International & Offshore	12.0%	$71,584	$672,890	75,000	$921,921	20,000	$732,640
E.F.H. Roberts Executive Vice-President and Chief Financial Officer	9.0%	$60,000	$759,000	75,000	$919,035	20,000	$732,640
Neil Camarta Senior Vice-President, Oil Sands	12.0%	$55,000	$442,000	55,000	$673,959	15,000	$549,480

(1)
The values disclosed in the Value of Stock Options/SARs Awarded column are stated using a binomial valuation model. Values at award dates of July 28, 2008 and February 22, 2008, were $47.50 and $47.13 respectively.

(2)
The values disclosed in the PSU column are stated using a binomial valuation model based on the previous 20-day average market value of the Common Shares. The value on the award date of February 22, 2008 was $45.79.

(3)
For Mr. Kallos, the December 31, 2008 exchange rate was used to convert British pounds to Canadian dollars at a rate of 1.7896.

        The 2008 annual incentive award depended on performance at the corporate, business unit and individual levels as follows:

•
30% corporate performance;

•
50% business operating measures; and

•
20% personal performance.

        This annual incentive award reflects the following achievements:

•
The year 2008 was an excellent one for Petro-Canada in terms of overall financial results, with robust operating earnings and cash flow and a very strong balance sheet;

•
Petro-Canada's programs for leadership development, succession planning and performance management continued to build a strong effective organization for the future. In 2008, Petro-Canada hired 951 new employees, addressing the need to attract people to achieve business goals. In addition, safety remained a top priority, resulting in a Total Recordable Injury Frequency ("TRIF") of 0.73 in 2008, under the 1.0 level considered first quartile in the industry. Unfortunately, Petro-Canada did not fare as well in the area of environmental exceedances, which increased in 2008 to 43 compared with 21 in 2007;

•
Petro-Canada strives towards:

•
Driving for first quartile operations (see table on page I-21);

•
Delivering profitable growth with a focus on long-life assets (see table on page I-22);

•
Maintaining financial discipline and flexibility (see table on page I-24); and

•
Following Petro-Canada's Principles for Responsible Investment and Operations (see table on page I-25).

•
Within these broad objectives, Petro-Canada set two priorities in 2008:

•
to meet base business targets. By year end, Petro-Canada delivered upstream production in line with updated guidance of 400,000 to 420,000 boe/d, and facilities operated safely and reliably, and

•
to advance seven major growth projects. By year end, Petro-Canada advanced its major growth projects. Highlights include completing construction of the Edmonton Refinery Conversion Project ("RCP"), making a final investment decision for the Syria Ebla gas development and signing six new Exploration and Production Sharing Agreements ("EPSAs") in Libya.

•
Although there were significant challenges due to the volatile business environment, refinery reliability and union activity, Petro-Canada's business units had many successes, as illustrated in the following tables.

2008 Annual Incentive Performance Scores

        The table below highlights the 2008 performance scores under the annual incentive plan for corporate and business unit performance. If the target level of performance is achieved, participants receive a payout of 100% of their target award opportunity for the related performance measure. Actual payouts can vary from 0 to two times target depending on performance. The scores outlined below reflect the 2008 actual performance results, expressed as a percentage of the target payout level (i.e., 100%).

Annual Incentive Score
Corporate Performance	200
Business Unit Performance
Downstream	132
North American Natural Gas	128
International & Offshore	118
Oil Sands	106
Average Business Unit Score	121

Specific 2008 Goals and Results

Driving For First Quartile Operations

	2008 GOALS	2008 RESULTS

North American Natural Gas	• continue to focus on safety and reliability performance • continue to leverage costs through strategic alliances and preferred suppliers	• maintained reliability of 99% at Western Canada natural gas processing facilities
• delivered value to the organization through preferred supplier relationships, while continuing to ensure competitive supply costs through selective bidding

Oil Sands	• ramp up MacKay River production to hit 30,000 barrels per day ("b/d") and increase reliability to greater than 90%
•    commence shipping MacKay River bitumen to the Edmonton refinery after it has been upgraded into synthetic crude oil at Suncor
• decrease Syncrude non-fuel unit operating costs by 10%, compared with 2007	• achieved 97% reliability at MacKay River
•    achieved daily throughput average of 30,000 b/d for 30 days at MacKay River
•    achieved record average production of 25,200 b/d at MacKay River
•    commenced shipping of MacKay River bitumen to Suncor for processing and subsequent shipping to the Edmonton refinery effective January 1, 2009
• experienced higher Syncrude non-fuel unit operating costs due to lower production and higher maintenance costs

East Coast Canada	• achieve and maintain greater than 90% reliability at Terra Nova • finalize Terra Nova swivel repair plans • complete 16-day turnarounds at Terra Nova and partner-operated White Rose	• achieved 90% reliability at Terra Nova • put in place all swivel contingency plans and materials, if repair/replacement is required • completed Terra Nova and White Rose turnarounds on time

International	• maintain excellent production efficiency at the Petro-Canada operated De Ruyter and Hanze platforms • deliver plateau level production at Buzzard while the enhancement program is implemented	• delivered 97% reliability at both De Ruyter and Hanze facilities • Buzzard achieved average production of 205,000 boe/d gross (61,300 boe/d net), in line with plateau production expectations

Downstream	• continue to focus on safety and refinery reliability, with increased focus on process safety
•    reduce feedstock costs
•    increase retail non-petroleum revenue
• grow high value lubricants sales volumes	• achieved a combined reliability index of 84 at Petro-Canada's two refineries
•    began processing lower cost oil sands-based feedstock at completed Edmonton RCP
•    grew convenience store sales by 1%, while same-store sales declined by 1% compared with 2007
• increased high value lubricants sales volumes by 13%

Delivering profitable growth with a focus on long-life assets

2008 GOALS	2008 RESULTS

North American Natural Gas	• continue to selectively optimize Western Canada core assets
•    continue U.S. Rockies coal bed methane ("CBM") and tight natural gas development
•    target 50% to 60% reserves replacement from these core assets
•    focus exploration activity in Western Canada, with increasing emphasis on the U.S.
•    advance exploration prospects in the Northwest Territories ("NWT") and Alaska
• initiate an Arctic liquefied natural gas ("LNG") feasibility study	• implemented drilling and optimization initiatives, resulting in lower decline rates
•    drilled 287 gross wells in the U.S. Rockies
•    continued to increase exploration focus in the U.S. Rockies and B.C. shale gas
•    participated in three wells in Alaska and NWT, resulting in one gas discovery, one dry and abandoned and one suspended as planned
• progressed Arctic LNG feasibility study, encountering uncertainty with regard to regulatory approval timing

Oil Sands	• complete Fort Hills front end engineering and design ("FEED") and make final investment decision ("FID") in the third quarter of 2008
•    order long-lead items for Fort Hills project
•    continue to ramp up Syncrude Stage III expansion
•    receive regulatory decision on MacKay River expansion ("MRX") project
•    continue to advance MRX project in preparation for the FID in the first quarter of 2009
• receive regulatory decision on the Fort Hills upgrader	• completed Fort Hills Phase 1 FEED
•    deferred making the FID for Fort Hills mine due to more than a 50% increase from initial project cost estimates and market conditions
•    delayed the investment decision on the Fort Hills upgrader
•    revisiting Fort Hills FEED and ordering of long-lead items for the Fort Hills upgrader
•    received regulatory approval of the Fort Hills amended mine processes and tailings locations
•    Syncrude production decreased due to two planned turnarounds at two cokers, and operational upsets
•    received regulatory approval on MRX project in the first quarter of 2008
•    received fixed bids from three international engineering firms for the MRX project
•    deferred making the FID for MRX due to market conditions
•    received regulatory approval of Fort Hills upgrader in January 2009
• reached a Syncrude royalty agreement along with its partners, with the Province of Alberta

East Coast Canada	• advance White Rose Extensions development toward regulatory approval and FID in 2008, with first oil targeted for late 2009
•    commence development drilling for the White Rose Extensions project
•    achieve binding formal agreements and re-establish the Hebron project team, with the goal of submitting the project for regulatory approval in the 2010 time frame
• advance the Hibernia Southern Extension growth project	• achieved internal and regulatory approval for North Amethyst portion of the White Rose Extensions in 2008; on track for first oil in late 2009
•    drilled a pilot well in North Amethyst for the White Rose Extensions project
•    signed binding formal agreements for Hebron
• filed a development plan amendment application for the Hibernia Southern Extension project

Delivering profitable growth with a focus on long-life assets (continued)

2008 GOALS	2008 RESULTS

International	• evaluate 2007 exploration results and deliver 2008 exploration program
•    develop a transition plan for the Libya Concession Development project
•    develop a detailed exploration program in Libya
•    award engineering, procurement and construction ("EPC") contract for Syria Ebla gas project and finalize commercial agreements
•    spud first well for the Syria Ebla gas project
• evaluate opportunities to commercialize Trinidad and Tobago gas discoveries, subject to exploration results	• drilled 13 exploration wells, with nine wells completed as discoveries, four wells abandoned as dry holes and one well still drilling at year end
•    signed six new EPSAs with the Libya National Oil Company ("NOC"), adding reserves and extending terms by an expected 30 years with improved commercial terms
•    commenced 3D seismic program in Libya
•    completed 50% of Syria Ebla gas project
•    commenced seismic and development drilling on the Syria Ebla gas project
• participated in four gas discoveries in Trinidad and Tobago and began study of commercialization options

Downstream	• advance Montreal coker, with FID expected in the second quarter of 2008
•    complete Edmonton RCP for startup in the fourth quarter of 2008
•    continue to invest in smaller scale refinery yield and reliability improvement projects
• selectively invest in retail and wholesale assets	• completed FEED for proposed 25,000 b/d Montreal coker; FID for project delayed due to market conditions
•    completed construction of the Edmonton RCP and started up in the fourth quarter
•    invested $41 million in smaller scale refinery yield and reliability improvement projects
• made selective investments in retail and wholesale assets

Maintaining Financial Discipline and Flexibility

2008 GOALS	2008 RESULTS

Fund Capital Expenditures with Cash Flow and Debt as Required	• fund $5.3 billion capital expenditure program through a combination of cash flow and access to capital markets, as needed
•    prioritize execution of projects
• maintain investment grade credit ratings	• funded capital expenditure program of $6.4 billion from liquidity sources
•    exercised flexibility within major projects in response to business environment
•    maintained investment grade credit ratings of Baa2 from Moody's Investors Service ("Moody's"), BBB from Standard & Poor's ("S&P") and A (low) from DBRS Limited ("DBRS")
•    ended 2008 strong, with debt levels at 23.5% of total capital and a ratio of 0.7 times debt-to-cash flow from operating activities
• maintained adequate liquidity, with a year-end cash balance of $1.4 billion and unutilized credit facility capacity of $4.7 billion

Fund Profitable Growth	• identify and invest in long-life assets	• made FID on Syria Ebla gas project, signed Libya EPSAs, funded Edmonton RCP and received approval for North Amethyst portion of White Rose Extensions
• postponed making FID on Fort Hills Phase 1, MRX and Montreal coker

Return Cash to Shareholders	• regularly review the dividend strategy to align with financial and growth objective, and shareholder expectations • buy back shares when appropriate, with priority to first fund profitable growth	• increased quarterly dividend by 54% to $0.20/share
•    renewed normal course issuer bid program in June 2008, entitling Petro-Canada to purchase up to 5% of the outstanding Common Shares, subject to certain conditions
• purchased zero shares during 2008

Following our principles for responsible investment and operations

PRIORITY	PRINCIPLES	2008 GOALS	2008 RESULTS

Business Conduct	• comply with applicable laws and regulations • apply our Code of Business Conduct wherever we operate • seek contractors, suppliers and agents whose practices are consistent with our principles	• update Code of Business Conduct and introduce interactive web-based training on the new Code of Business Conduct
•    continue to strengthen communication of Code of Business Conduct expectations with an increasing contractor workforce
•    improve new employee orientation process across Petro-Canada to emphasize Zero-Harm and Total Loss Management ("TLM") culture and principles
• implement online TLM training to strengthen employee understanding	• updated Code of Business Conduct
•    interactive web-based training completed by 4,419 employees and 408 contractors
•    delivered workshop-style anti-corruption training at nine Petro-Canada locations, training both employees and contractors
•    implemented new employee orientation process integrating TLM and Zero-Harm to reduce the risk of loss or injury
•    conducted online TLM training modules in four priority elements for 4,869 employees
• developed online training to strengthen risk assessment capability

Community	• strive within our sphere of influence to ensure a fair share of benefits to stakeholders impacted by our activities
•    conduct meaningful and transparent consultation with all stakeholders
• endeavour to integrate our activities with, and participate in, local communities as good corporate citizens	• improve the consistency and capability relative to engaging with stakeholders
•    solicit feedback from external stakeholders regarding the effectiveness of Petro-Canada's interactions
•    initiate and implement a social investment program that is integral to the Libya EPSAs
•    introduce a number of new key community partnerships in our education, environment and local community support areas
• advance Olympic initiatives in anticipation of the 2010 Winter Olympics	• delivered training based on Stakeholder and Community Engagement principles to 134 stakeholder practitioners across all business units
•    integrated stakeholder issue management system into key projects and emergency response plans
•    solicited focused stakeholder feedback on specific projects
•    piloted a World Business Council for Sustainable Development framework to guide investment proposals for Libya sustainable development program
•    extended long-term sponsorships, introduced new partnerships and deepened existing partnerships
•    supported the Canadian Olympic and Paralympic Teams in Beijing, and announced Petro-Canada Athlete Family Program for 2010 Games in Vancouver
• launched Employee Olympic Centre website

Following our principles for responsible investment and operations (continued)

PRIORITY	PRINCIPLES	2008 GOALS	2008 RESULTS

Environment	• conduct our activities with sound environmental management and conservation practices
•    strive to minimize the environmental impact of our operations
•    work diligently to prevent any risk to community health and safety from our operations or our products
• seek opportunities to transfer expertise in environmental protection to host communities	• integrate Water Principles into the environmental stewardship process
•    pilot carbon intensity performance measures
•    continue to review internal and external greenhouse gas mitigation opportunities
•    meet 2008 auditable emissions reporting requirements
•    commence development of second phase of environmental information management system for water and waste management
• advance major water-related community partnership projects	• experienced 43 environmental regulatory exceedances in 2008, compared with 21 in 2007
•    advanced water management plans through facility level water risk assessments based on Water Principles
•    made limited progress on carbon performance measures
•    strengthened resources and capability in managing carbon mitigation opportunities
•    participated in Alberta carbon market
•    complied with Alberta regulations for verified emissions reporting
•    improved emission functionality of first phase of environmental information management system
• created program content and materials for major water partnerships

Working Conditions and Human Rights	• provide a healthy, safe and secure work environment
•    honour internationally accepted labour standards prohibiting child labour, forced labour and discrimination in employment
•    respect freedom of association and expression in the workplace
•    not be complicit in human rights abuses
• support and respect the protection of human rights within our sphere of influence	• establish enterprise-wide contractor engagement process for selection, performance monitoring and management
•    attract 925 new employees
•    develop capability in managing the social issues of a temporary foreign workforce
•    pilot a social risk assessment that will apply to new operations
•    enhance management, systems and work processes related to process safety
• strengthen process for communicating and learning from internal high potential and serious events	• achieved TRIF of 0.73 in 2008, compared with 0.87 in 2007
•    experienced a contractor work-related fatality at the Edmonton RCP in September 2008
•    assessed current state, and best practices for contractor engagement and identified quick wins
•    attracted 951 new employees
•    assessed and developed mitigation plans for social risks related to bringing temporary foreign workers into Oil Sands project camps
•    developing standards, incorporating process safety criteria into TLM audits and capturing event data
•    established a formal process for reviewing internal and external events and ensuring that learnings reach the front line
• conducted emergency response exercises in four out of five business groups

2009 Executive Officer Compensation Highlights

        In response to the economic environment, the base salaries of Petro-Canada's executive officers are not being increased in 2009. The mid- and long-term incentive program has been revised to better align with Petro-Canada's strategy. The program continues to consist of equal portions of stock options/SARs and PSUs. Performance measures have been improved so that 50% of the PSUs are measured against relative TSR and the remaining 50% are measured against the following operating targets, production volumes, operating reliability and safety and environment.

        As of February 24, 2009, Messrs. Brenneman, Jackman, Kallos, Roberts and Camarta received the following mid- and long-term grants:

	# of Stock Options / SARs Awarded(1)	# of PSUs Awarded(1)
Ron Brenneman President and Chief Executive Officer	246,000	82,000
Boris Jackman Executive Vice-President Downstream	105,000	35,000
Peter Kallos Executive Vice-President International & Offshore	84,000	28,000
E.F.H. Roberts Executive Vice-President and Chief Financial Officer	90,000	30,000
Neil Camarta Senior Vice-President Oil Sands	84,000	28,000

(1)
The exercise price of the stock options / SARs is $24.88 per share, based on the market price of Common Shares on the date prior to the grant date.

Stock Performance Graph

        The following graph charts performance of an investment in Common Shares against each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 2003, and accumulation and reinvestment of all dividends paid from that date through December 31, 2008. As a significant portion of remuneration is equity based, pay provided to the Named Executive Officers has been consistent with the Common Share price performance and the current economic environment. In particular, the last five years of option awards have no intrinsic value as at December 31, 2008 and all previous and outstanding PSU awards have either not paid out, or are currently tracking at zero. In addition, executive salaries have not been increased for 2009.

Total Compensation

        In the following table, Total Compensation is the sum of base salary, cash bonus, equity incentives (SARs, PSUs, DSUs and stock options), pension, perquisites and all other compensation. The pension value reported is the annual pension service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. The values for the various elements of long-term compensation are theoretical expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer. For example, the President and Chief Executive Officer's PSU grants made in 2006 showed a value of $1,943,280 as at grant date, but vested on March 1, 2009 with a realized value of $0.00. The grant made to the President and Chief Executive Officer in 2007 which vests on February 23, 2010, showed a value of $2,663,505 as at grant date, but on April 10, 2009 the estimated value was $393,495.

Summary Compensation Table

        The following table summarizes, for the periods indicated, the compensation of Petro-Canada's President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2008. These executive officers are collectively referred to in this Appendix as the Named Executive Officers.

Non-Equity Incentive Plan Compensation
Share-Based Awards
								Options-Based Awards(4)		Annual Incentive Plans(5)				All Other Compensation(7)		Total Compensation
Name and Principal Position	Year	Salary(1)		DSU(2)		PSU(3)						Pension Value(6)
		(Cdn $)		(Cdn $)		(Cdn $)		(Cdn $)		(Cdn $)		(Cdn $)		(Cdn $)		(Cdn $)
Ron Brenneman President and Chief Executive Officer	2008 2007 2006	$ $ $	1,345,913 1,240,577 1,198,862	$ $ $	— — 1,314,750	$ $ $	2,381,080 2,663,505 1,943,280	$ $ $	2,475,268 2,274,930 1,967,868	$ $ $	1,791,000 1,596,000 1,390,000	$ $ $	1,052,000 1,174,000 1,046,000	$ $ $	154,067 162,548 145,075	$ $ $	9,199,328 9,111,560 9,005,835
Boris Jackman Executive Vice-President, Downstream	2008 2007 2006	$ $ $	765,192 686,539 637,895	$ $ $	— — 525,900	$ $ $	732,640 710,268 539,800	$ $ $	919,035 458,310 546,630	$ $ $	815,000 785,000 616,000	$ $ $	279,000 458,000 310,000	$ $ $	40,821 36,593 35,484	$ $ $	3,551,688 3,134,710 3,211,709
Peter Kallos(8) Executive Vice-President, International & Offshore	2008 2007 2006	$ $ $	644,256 632,100 661,919	$ $ $	— — —	$ $ $	732,640 426,161 431,840	$ $ $	921,921 454,986 437,304	$ $ $	672,890 529,200 513,540	$ $ $	209,383 69,000 59,342	$ $ $	41,191 40,230 45,338	$ $ $	3,222,281 2,151,677 2,149,283
E.F.H. Roberts Executive Vice-President and Chief Financial Officer	2008 2007 2006	$ $ $	731,308 643,846 585,203	$ $ $	— — 262,950	$ $ $	732,640 710,268 539,800	$ $ $	919,035 758,310 546,630	$ $ $	759,000 680,000 554,000	$ $ $	487,000 468,000 390,000	$ $ $	38,833 33,942 30,949	$ $ $	3,667,816 3,294,366 2,909,532
Neil Camarta Senior Vice-President, Oil Sands	2008 2007 2006	$ $ $	530,173 464,808 425,000	$ $ $	— — —	$ $ $	549,480 461,674 377,860	$ $ $	673,959 505,540 382,641	$ $ $	442,000 365,000 296,000	$ $ $	219,000 190,000 146,000	$ $ $	28,153 24,500 22,474	$ $ $	2,442,765 2,011,522 1,649,975

(1)
There were 27 pay periods in 2008 compared with 26 pay periods in 2007 and 2006.

(2)
DSUs awarded:

•
In 2006, an aggregate amount of 40,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (25,000, 10,000 and 5,000, respectively).

•
The values disclosed in the DSU column are based on the previous five-day average market value of Common Shares from March 1, 2006 of $52.59.

•
Dividend equivalents are used to purchase additional DSUs and are credited on a quarterly basis.

•
This table excludes DSUs acquired by converting annual incentive awards into DSUs. The values for the DSUs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.

(3)
PSUs awarded:

•
In 2008, an aggregate amount of 140,000 PSUs was awarded to Named Executive Officers as follows: Mr. Brenneman — 65,000; Mr. Jackman — 20,000; Mr. Roberts — 20,000; Mr. Kallos — 20,000; and Mr. Camarta — 15,000.

•
In 2007, an aggregate amount of 140,000 PSUs was awarded to Named Executive Officers as follows: Mr. Brenneman — 75,000; Mr. Jackman — 20,000; Mr. Roberts — 20,000; Mr. Kallos — 12,000; and Mr. Camarta — 13,000.

•
In 2006, an aggregate amount of 88,750 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman — 45,000; Mr. Jackman — 12,500; Mr. Roberts — 12,500; Mr. Kallos — 10,000; and Mr. Camarta — 8,750.

•
The values disclosed in the PSU column are stated by using a binomial valuation model based on the previous 20-day average market value of Common Shares. Values at award are:

•
February 22, 2008 = $45.79;

•
February 23, 2007 = $45.53; and

•
March 1, 2006 = $53.98.

•
Value as at December 31, 2008 is zero.

•
Dividend equivalents are used to purchase additional PSUs and are credited on a quarterly basis.

(4)
Option-based awards awarded:

•
In 2008, an aggregate amount of 482,000 option/SARs based awards was awarded to Named Executive Officers as follows: Mr. Brenneman — 202,000; Mr. Jackman — 75,000; Mr. Roberts — 75,000; Mr. Kallos — 75,000; and Mr. Camarta — 55,000.

•
In 2007, an aggregate amount of 470,000 option/SARs based awards was awarded to Named Executive Officers as follows: Mr. Brenneman — 225,000; Mr. Jackman — 75,000; Mr. Roberts — 75,000; Mr. Kallos — 45,000; and Mr. Camarta — 50,000.

•
In 2006, an aggregate amount of 355,000 option-based awards was awarded to the Named Executive Officers as follows: Mr. Brenneman — 180,000; Mr. Jackman — 50,000; Mr. Roberts — 50,000; Mr. Kallos — 40,000; and Mr. Camarta — 35,000.

The values for the stock options/SARs are theoretical-expected values calculated at the date of grant using the binomial methodology. The Compensation Committee uses the binomial methodology in making its decisions regarding mid- and long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses. Realized values are determined when the incentives are payable to the executive officer. In response to competitive data, on July 28, 2008, Mr. Kallos was awarded 30,000 SARs in addition to his February 22, 2008 award of 45,000 SARs. Values at award are:

•
July 28, 2008 = $47.50;

•
February 22, 2008 = $47.13;

•
February 23, 2007 = $43.96; and

•
March 1, 2006 = $52.06.

•
Value as at December 31, 2008 is $26.72; this is less than the grant price and therefore at December 31, 2008 the options have no value.

•
For accounting purposes, the value of each option granted is determined based on the intrinsic value method on the date of grants. This would result in no expense being recorded as the exercise price per option cannot be less than the closing price of the Common Shares on the TSX on the day before the options are granted.

(5)
For 2008, Mr. Kallos elected to take $89,480 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. For 2007, Mr. Kallos elected to take $98,000 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. For 2006, Mr. Kallos elected to take $114,120, and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. (See Compensation Discussion and Analysis — Mid- and Long-Term Incentive Plan — DSUs on page I-16).

(6)
The pension value for 2008 and restated for 2007 and 2006 reflects the amount of employer contributions made to defined contribution pension accounts for Messrs. Brenneman and Camarta. For Messrs. Jackman, Kallos and Roberts the pension value reflects the defined benefit pension annual service cost plus the impact on the value of already-earned benefits of any higher than expected (or lower than expected) increases in pensionable earnings. Annual service cost is the value of the projected pension earned for the year of service credited for the specific financial year. For comparability and consistency, the service cost and the impact of higher than expected (or lower than expected) changes in pensionable earnings are determined using the same actuarial methods and assumptions as for Petro-Canada's financial statements.

(7)
Other compensation:

For Messrs. Brenneman, Jackman, Roberts and Camarta, these amounts represented Petro-Canada's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Kallos, they represented the contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans. Also included for:

Mr. Brenneman:

•
the amount included $27,990 for a leased vehicle and $42,031 for financial counselling in 2008;

•
the amount included $30,277 for a leased vehicle and $40,499 for financial counselling in 2007; and

•
the amount included $30,982 for a leased vehicle and $33,562 for financial counselling in 2006.

Mr. Jackman:

•
imputed interest on company loans in 2007 and 2006; the loan was paid out in full in 2007.

Mr. Kallos:

•
amounts were restated in 2008, 2007, and 2006 to represent increased life insurance premiums and in 2007 to reflect a repayment in 2006 of his supplemental retirement allowance of $146,026 (£63,979) as a result of changes in the United Kingdom ("U.K.") maximum pension allowance.

Except for Mr. Brenneman in 2008, 2007, and 2006, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.

(8)
For Mr. Kallos, the December 31 exchange rate was used to calculate British pounds to Canadian dollars. The British pounds sterling exchange rate from Canadian dollars at calendar year end was:

•
1.7896 on December 31, 2008;

•
1.9600 on December 31, 2007; and

•
2.2824 on December 31, 2006.

Equity Compensation Plans

        Petro-Canada has an option plan (the "Option Plan"), which provides for the granting of options to purchase Common Shares to employees (including executive officers) and its subsidiaries. In 2007, Petro-Canada introduced the SAR Plan which provides for the granting of SARs to employees (including executive officers) and its subsidiaries. Stock options and SARs are integral components of the compensation and incentive program for employees. Non-employee Directors are not eligible to participate in the Option Plan or SAR Plan. In 2004, Petro-Canada introduced the PSU Plan.

        In 2008, approximately 50% of Petro-Canada's competitive mid- and long-term incentive pay for Named Executive Officers was awarded through stock options or SARs and approximately 50% was awarded through the PSU Plan (described under the heading Compensation Discussion and Analysis — Mid- and Long-Term Incentive Plan on page I-16). DSU special awards may also be made from time to time to recognize the achievement of an executive officer. Select employees not in senior management were also granted SARs to recognize exceptional performance and encourage long-term commitment to Petro-Canada and its objectives.

Terms of the Option Plan

        Since 2004, options granted under the Option Plan have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. Each option granted before 2004 under the Option Plan has a maximum term of ten years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the option is granted. The exercise price per Common Share cannot be less than the closing price of the Common Shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes to be made to the Option Plan or to outstanding options, which would materially adversely affect the rights of option holders. The Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of Petro-Canada was altered.

        The Option Plan provides that the maximum number of Common Shares reserved for issuance to any one option holder cannot exceed 5% of the total number of Common Shares outstanding at the time of grant. The maximum number of Common Shares that can be issued to insiders when combined with any other share compensation arrangement is 10% of the Common Shares issued and outstanding. Unless otherwise determined at the time of grant, settlement of the options awarded are as follows (1) in the event of the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of voluntary retirement of an option holder, options shall continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (3) in the event of the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately and (4) in the event of the termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately.

        In 2004, shareholders approved an amendment to the Option Plan to include a Cash Payment Alternative ("CPA"). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for cancellation in return for a direct cash payment from Petro-Canada. This change reduces the dilutive effects of such grants and provides option holders with essentially the same value as they would realize in exercising their options and immediately selling the Common Shares issued upon exercise. Common Shares subject to any option surrendered using the CPA feature are available for future options granted under the Option Plan, as is the case for expired or cancelled options that have not been exercised.

Equity Compensation Plan Information (as of April 10, 2009)

	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights
Equity Compensation Plans Approved By Security Holders	4,143,236	24,347,239	$35.69

        Petro-Canada does not have any equity compensation plans not previously approved by shareholders.

Terms of the SARs Plan

        SARs are based on the price of Common Shares as at the date of the grant. SARs have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the SARs are granted. Unless otherwise determined at the time of grant, settlement of the SARs awarded to employees residing outside the European Economic Area ("EEA") are as follows (1) in the event of death of a SARs holder all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of voluntary retirement all rights continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (3) in the event of the termination without cause of the SARs holder's employment, rights that are vested on the effective date of termination may be exercised during the following 90 days or until the normal expiry date, if earlier, and all other SARs expire immediately and (4) in the event of the termination with cause of the SARs holder's employment or voluntary resignation (other than at retirement) all rights expire immediately.

        Unless otherwise determined at the time of grant, settlement of the SARs awarded to employees residing within the EEA are as follows (1) in the event of death of a SARs holder, all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of termination without cause of the SARs holder's employment or voluntary retirement or voluntary resignation treatment of the SARs is based on management discretion up to the terms described above under SARs outside the EEA and (3) in the event of the termination with cause of the SARs holder's employment all rights expire immediately.

Terms of the PSU Plan

        In 2004, Petro-Canada introduced the PSU Plan. The PSU Plan has a three year performance period. Payment of the award is in cash and is dependent on achieving specific performance targets. Payments range from 0% of award to 150% of award as determined by performance achieved. Unless otherwise determined at the time of grant, settlement of the PSUs awarded to employees residing outside the EEA are as follows (1) in the event of the death of a PSU holder, a portion of the award pro-rated based on the portion of the performance period that the individual was employed will be paid (2) in the event of termination without cause of the PSU holder's employment or voluntary retirement a portion of the award pro-rated based on the portion of the performance period that the individual was employed may be granted by management and (3) in the event of the termination with cause of the PSU holder's employment or voluntary resignation (other than at retirement), all PSUs expire immediately.

        Unless otherwise determined at the time of grant, settlement of the PSUs awarded to employees residing within the EEA are as follows (1) in the event of death of a PSU holder, a portion of the award pro-rated based on the portion of the performance period that the individual was employed will be paid, (2) in the event of termination without cause of a PSU holder's employment or voluntary retirement or voluntary resignation a portion of the award pro-rated based on the portion of the performance period that the individual was employed may be granted by management and (3) in the event of the termination with cause of the PSU holder's employment, all PSUs expire immediately.

Incentive Plan Awards

        In 2006, 2007, and 2008 the Compensation Committee approved mid- and long-term incentive awards to Named Executive Officers. When approving these awards, the Compensation Committee used a binomial valuation model to determine the desired level of compensation to be awarded to each executive officer relative to their performance and the compensation of other executive officers in the comparator group. The expected value ("EV") of these mid- and long-term incentives is disclosed in the Summary Compensation Table on page I-28. The chart below compares this expected value to the value of the incentives as at December 31, 2008 for the President and Chief Executive Officer. Stock Option awards granted in 2006, 2007 and 2008 have no intrinsic value at December 31, 2008 and PSU awards have either not paid out (2006) or are currently tracking at zero (2007 and 2008). The chart clearly shows the direct relationship between company share price performance and the President and Chief Executive Officer's compensation. This same relationship between expected value and current value exists for all of the Named Executive Officers' mid- and long-term compensation.

President and Chief Executive Officer Mid- and Long-Term Incentives

Outstanding Share-Based Awards and Options-Based Awards (as of December 31, 2008)

        The following table shows outstanding share and option based awards for each Named Executive Officer.

	Option-Based Awards							Share-Based Awards
Name	Number of Securities Underlying Unexercised Options		Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)		Number of Shares or Units that have not Vested	Market Payout Value of Share Awards that have not Vested
			(Cdn $)			(Cdn $)			(Cdn $)
Ron Brenneman	7,800 175,000 200,000 150,000 180,000 180,000 225,000 202,000		$ $ $ $ $ $ $ $	10.525 17.11 25.695 28.70 34.28 52.06 43.96 47.13	Feb 16, 2010 Feb 10, 2012 Feb 13, 2013 Mar 10, 2011 Feb 23, 2012 Feb 28, 2013 Feb 22, 2014 Feb 21, 2015	$ $ $ $ $ $ $ $	126,321 1,681,750 205,000 0 0 0 0 0	— — — — — 45,000 75,000 65,000	$ $ $	— — — — — 0 0 0
Boris Jackman	71,000 104,000 100,000 100,000 60,000 60,000 50,000 75,000 75,000		$ $ $ $ $ $ $ $ $	10.525 18.40 17.11 25.695 28.70 34.28 52.06 43.96 47.13	Feb 16, 2010 Feb 13, 2011 Feb 10, 2012 Feb 13, 2013 Mar 10, 2011 Feb 23, 2012 Feb 28, 2013 Feb 22, 2014 Feb 21, 2015	$ $ $ $ $ $ $ $ $	1,149,845 865,280 961,000 102,500 0 0 0 0 0	— — — — — — 12,500 20,000 20,000	$ $ $	— — — — — — 0 0 0
Peter Kallos	30,000 30,000 40,000 45,000 45,000 30,000	(2) (2) (2)	$ $ $ $ $ $	28.70 34.28 52.06 43.96 47.13 47.50	Mar 10, 2011 Feb 23, 2012 Feb 28, 2013 Feb 22, 2014 Feb 21, 2015 Jul 28, 2015	$ $ $ $ $ $	0 0 0 0 0 0	— — 10,000 12,000 20,000 —	$ $ $	— — 0 0 0 —
E.F.H. Roberts	68,000 22,500 90,000 50,000 60,000 50,000 75,000 75,000		$ $ $ $ $ $ $ $	18.40 17.11 25.695 28.70 34.28 52.06 43.96 47.13	Feb 13, 2011 Feb 10, 2012 Feb 13, 2013 Mar 10, 2011 Feb 23, 2012 Feb 28, 2013 Feb 22, 2014 Feb 21, 2015	$ $ $ $ $ $ $ $	565,760 216,225 92,250 0 0 0 0 0	— — — — — 12,500 20,000 20,000	$ $ $	— — — — — 0 0 0
Neil Camarta	35,000 50,000 55,000		$ $ $	52.06 43.96 47.13	Feb 28, 2013 Feb 22, 2014 Feb 21, 2015	$ $ $	0 0 0	8,750 13,000 15,000	$ $ $	0 0 0

(1)
Value of unexercised in-the-money options based on share price on close of business on December 31, 2008 ($26.72).

(2)
Stock Appreciation Rights (SARs) awards.

Incentive Plan Awards — Value Vested or Earned During the Year

        The following table reports the value of the Incentive Plan awards that vested during the financial year ending December 31, 2008.

Name	Option-Based Awards — Value Vested During the Year	Stock-Based Awards — Value During the Year on Vesting(1)	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	(Cdn $)	(Cdn $)	(Cdn $)
Ron Brenneman	$1,594,538	$0	$1,791,000
Boris Jackman	$577,388	$0	$815,000
Peter Kallos(2)	$297,413	$0	$672,890
E.F.H. Roberts	$531,513	$0	$759,000
Neil Camarta	$58,125	$0	$442,000

(1)
Based on total shareholder return relative to a group of its peers, Petro-Canada is at the bottom quartile, resulting in PSUs vested having $0 value.

(2)
For Mr. Kallos, Non-Equity Incentive Plan Compensation used the December 31, 2008 exchange rate from British pounds to Canadian dollars of 1.7896.

Pension Plans

        The following table summarizes the aggregate retirement benefit entitlements of Messrs. Jackman and Roberts under both the Petro-Canada Retirement Plan (defined benefit option) and the retiring allowance agreements.

			Annual Benefit Payable
Name	Years of Service December 31, 2008		End of Year(1)	Age 65(2)	Accrued Obligation At Start of Year(3)	Compensatory Change(4)	Non- Compensatory Change	Accrued Obligations at End of Year
			(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Boris Jackman	26.0	(5)	$351,000	$412,000	$5,262,000	$279,000	$(421,000)	$5,120,000
E.F.H. Roberts	24.3	(6)	$308,000	$400,000	$4,399,000	$487,000	$(344,000)	$4,542,000

(1)
Reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. If Petro-Canada's consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $5,212,000 for Mr. Jackman and $4,282,000 for Mr. Roberts. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns.

(2)
Reflects the projected pension at Age 65 based on credited service projected to Age 65 coupled with actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits.

(3)
The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as Petro-Canada's financial statements. Mr. Jackman's was restated to reflect a correction in his calculation due to his 10 years of industry service valued at 2.0%.

(4)
Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary plus bonus. There were no plan changes during the year.

(5)
Includes ten years of industry service granted to Mr. Jackman at date of hire.

(6)
Includes five years of industry service granted to Mr. Roberts at January 20, 2000.

        Messrs. Jackman and Roberts are covered by individual retiring allowance agreements and by the Petro-Canada Retirement Plan (defined benefit option), a closed registered pension plan that covered all permanent Canadian employees of Petro-Canada prior to July 1, 1996. The description below and the table which follows reflect the aggregate benefits provided by these arrangements.

        Mr. Jackman's normal retirement benefit is equal to 2% per year of service, including 10 years of industry service granted at the date of hire to a maximum of 35 years, multiplied by the average of the highest 36 consecutive months of base salary in the final 120 months of service. At Age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service less than 35. Mr. Robert's retirement benefit formula is the same except that he was granted five years of industry service on January 20, 2000 and the accrual rate for such service is 2.0% per year.

        Early retirement is permitted after age 55 under the Petro-Canada Retirement Plan, but the individual retirement allowance agreements require Petro-Canada consent for commencement before Age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually to 50% of the Consumer Price Index, commencing after age 60 subject to a maximum indexing adjustment of 5% for any year.

        In the event of death after retirement, 50% of the retirement benefit is continued for the life of the executive officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. Under the retiring allowance agreements, no benefit is payable, either on voluntary resignation before the age of 55 or on early retirement prior to Age 65 without Petro-Canada's approval. Also, in the event of involuntary termination of employment by Petro-Canada with cause, Messrs. Jackman and Roberts would forfeit the value of the entitlements arising under their individual retirement allowance agreements (although their entitlements under the Petro-Canada Retirement Plan would remain payable as they are both vested under pension legislation).

        The following table summarizes the retirement benefit entitlement of Mr. Kallos under the Petro-Canada UK Pension Assurance Plan (defined benefit option).

			Annual Benefit Payable
Name	Years of Service December 31, 2008		End of Year(1)	Age 65(2)	Accrued Obligation At Start of Year(3)	Compensatory Change(4)	Non- Compensatory Change	Accrued Obligations at End of Year
			(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Peter Kallos(5)(6)	5.8	(5)	$—	$135,102	$765,949	$209,383	$46,530	$1,021,862

(1)
Reflects credited service and actual salary history to December 31, 2008, assuming immediate retirement at that date with Petro-Canada consent.

(2)
Reflects credited service projected to Age 65 coupled with actual salary history to December 31, 2008, assuming retirement at age 65.

(3)
The accrued obligation is the value of the projected pension earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as Petro-Canada's financial statements.

(4)
Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. There were no plan changes during the year.

(5)
Mr. Kallos is not entitled to retire at December 31, 2008 since he is under age 55.

(6)
All benefit, obligation and service cost data for Mr. Kallos are converted from British pounds to Canadian dollars using the exchange rate as at December 31, 2008 (1.7896). The value of the employee contributions paid by Mr. Kallos to the pension plan was included in the service cost and accrued obligations reported in the table. The annual benefit payable at Age 65 for Mr. Kallos assumes he will continue coverage when the lifetime tax preferred limit is reached.

        Mr. Kallos is covered under the Petro-Canada UK Pension Assurance Plan, a closed registered pension plan (defined benefit) that was available prior to January 2007 to Petro-Canada's permanent UK employees. Upon reaching the lifetime limit on pension value that is tax preferred, Mr. Kallos had the option of electing to receive a cash allowance equal to 25% of his basic salary in lieu of continued pension plan coverage. Mr. Kallos has elected to continue his participation in the registered pension plan. The description below and the table which follows reflect the benefits provided by this arrangement.

        Mr. Kallos' normal retirement benefit at Age 65 is equal to 1/54 per year of service, to a maximum of 36 years, multiplied by his highest basic salary at any time during his final 10 years of service less an amount equal to the basic state pension for a single person at the time of retirement. Mr. Kallos contributes 4% of basic salary in excess of the basic state pension for a single person to the pension plan. Mr. Kallos' credited service is equal to his service with Petro-Canada UK Limited.

        Early retirement is permitted after age 55 with Petro-Canada consent. No consent is required on retirement after age 60. In the event of early retirement before age 60, the normal retirement benefit is reduced on a basis certified as reasonable by the Scheme Actuary; no reduction is applied for early retirement after age 60.

        In the event of the death of Mr. Kallos after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse and dependent children for as long as the children meet the eligibility requirements. Should Mr. Kallos' employment with Petro-Canada UK Limited be terminated either on a voluntary or involuntary basis, his entitlements under the Petro-Canada UK Pension Assurance Plan would remain payable as they are vested under pension legislation.

        The following table summarizes the aggregate retirement benefit entitlements of Messrs. Brenneman and Camarta under the Petro-Canada Retirement Plan (defined contribution option).

			Annual Benefit Payable
Name	Years of Service December 31, 2008		End of Year(1)	Age 65(2)	Accrued Obligation At Start of Year(3)	Compensatory Change(4)	Non- Compensatory Change	Accrued Obligations at End of Year
			(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Ron Brenneman	14.0	(5)	$572,000	$675,000	$8,169,000	$1,052,000	$(1,201,000)	$8,020,000
Neil Camarta	3.1		$33,000	$133,000	$357,000	$219,000	$(66,000)	$510,000

(1)
Reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary and bonus history to December 31, 2008. If Petro-Canada consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $8,683,000 for Mr. Brenneman and $493,000 for Mr. Camarta. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns.

(2)
Reflects the projected pension at Age 65 based on credited service projected to Age 65 coupled with actual salary and bonus history to December 31, 2008.

(3)
The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as Petro-Canada's financial statements.

(4)
Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary plus bonus. There were no plan changes during the year.

(5)
Includes five years of industry service granted to Mr. Brenneman over the first five years of service with Petro-Canada.

        Messrs. Brenneman and Camarta are covered by a Supplemental Executive Retirement Plan ("SERP") and by the Petro-Canada Retirement Plan (defined contribution option), a registered pension plan covering all of Petro-Canada's permanent Canadian-based employees. The SERP provides benefits equal to the greater of a defined benefit formula and the defined contribution account accumulated under the Petro-Canada Retirement Plan. Since the SERP defined benefit formula is expected to predominate, the description below and the table which follows reflect the SERP formula and thus represents the aggregate benefits provided by these arrangements (i.e. including benefits provided by the defined contribution account).

        Messrs. Brenneman's and Camarta's normal retirement benefit is equal to 1.5% per year of service multiplied by the average of the highest 36 consecutive months of the sum of base salary plus annual incentive in the final 120 months of service. For the first five years of Mr. Brenneman's employment, his credited service accrued at the rate of two years for every year of actual service. Mr. Camarta's credited service is equal to his service with Petro-Canada.

        Early retirement is permitted after age 55 under the Petro-Canada Retirement Plan, but the SERP benefits require Petro-Canada consent for commencement before Age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually to 100% of the Consumer Price Index, subject to a maximum indexing adjustment of 2% for any year.

        In the event of death after retirement, 60% of the retirement benefit is continued for the life of the executive officer's spouse. Under the SERP, no benefit is payable either on voluntary resignation before age 55 or on early retirement before Age 65 without Petro-Canada's approval. Also, in the event of involuntary termination of employment by Petro-Canada with cause, Messrs. Brenneman and Camarta would forfeit the value of the entitlements arising under the SERP (although their entitlements under the Petro-Canada Retirement Plan would remain payable as they are both vested under pension legislation).

        The following table is the consolidation of the previous three tables and reflects the retirement benefits of Messrs. Brenneman, Jackman, Kallos, Roberts and Camarta.

			Annual Benefit Payable
Name	Years of Service December 31, 2008		End of Year(1)	Age 65(2)	Accrued Obligation At Start of Year(3)	Compensatory Change(4)	Non- Compensatory Change	Accrued Obligations at End of Year
			(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Ron Brenneman	14.0	(5)	$572,000	$675,000	$8,169,000	$1,052,000	$(1,201,000)	$8,020,000
Boris Jackman	26.0	(6)	$351,000	$412,000	$5,262,000	$279,000	$(421,000)	$5,120,000
Peter Kallos	5.8		$—	$135,102	$765,949	$209,383	$46,530	$1,021,862
E.F.H. Roberts	24.3	(7)	$308,000	$400,000	$4,399,000	$487,000	$(344,000)	$4,542,000
Neil Camarta	3.1		$33,000	$133,000	$357,000	$219,000	$(66,000)	$510,000

(1)
For Messrs. Brenneman and Camarta, this column reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary and bonus history to December 31, 2008. If Petro-Canada consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $8,683,000 for Mr. Brenneman and $493,000 for Mr. Camarta. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns. For Messrs. Jackman and Roberts, this column reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. If Petro-Canada consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $5,212,000 for Mr. Jackman and $4,282,000 for Mr. Roberts. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns. For Mr. Kallos, this column reflects credited service and actual salary history to December 31, 2008 assuming immediate retirement at that date with Petro-Canada consent.

(2)
For Messrs. Brenneman and Camarta, this column reflects the projected pension at Age 65 based on credited service projected to Age 65 coupled with actual salary and bonus history to December 31, 2008. For Messrs. Jackman and Roberts, this column reflects the projected pension at Age 65 based on credited service projected to Age 65 coupled with actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. For Mr. Kallos this column reflects credited service projected to Age 65 coupled with actual salary history to December 31, 2008, assuming retirement at age 65.

(3)
The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as Petro-Canada's financial statements. Mr. Jackman was restated to reflect a correction in his calculation using a 2.0% factor.

(4)
Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. There were no plan changes during the year.

(5)
Includes five years of industry service granted to Brenneman over the first five years of service with Petro-Canada.

(6)
Includes ten years of industry service granted to Mr. Jackman at date of hire.

(7)
Includes five years of industry service granted to Mr. Roberts at January 20, 2000.

Contracts Relating to Termination of Employment

        Petro-Canada has contracts relating to termination of employment with all of the Named Executive Officers. In the event of termination of employment by Petro-Canada without just cause, each of the Executive Officers named in this paragraph is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the short-term incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. The notice period for Mr. Brenneman is the lesser of three years or 65 minus his age; given Mr. Brenneman's age, his notice period as at December 31, 2008 was approximately 2.5 years. The notice period for Messrs. Jackman and Roberts is the lesser of 2.5 years or 65 minus his age. For Messrs. Kallos and Camarta the notice period is 2.0 years. For the purposes of calculating the Named Executive Officer's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Ron Brenneman — President and Chief Executive Officer

Compensation Component	Retirement Estimated Value(1)	Termination with Cause Estimated Value	Termination without Cause Estimated Value
	(Cdn $)	(Cdn $)	(Cdn $)
Bonus for Year of Separation	$1,050,000	$0	$1,050,000
Cash Severance (Retiring Allowance)	$0	$0	$6,990,417
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$0
Value of Other Benefits and Perquisites	$0	$0	$40,431

Total	$1,050,000	$0	$8,080,848

(1)
Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Boris Jackman — Executive Vice-President, Downstream

Compensation Component	Retirement Estimated Value(1)	Termination with Cause Estimated Value	Termination without Cause Estimated Value
	(Cdn $)	(Cdn $)	(Cdn $)
Bonus for Year of Separation	$450,000	$0	$450,000
Cash Severance (Retiring Allowance)	$0	$0	$4,527,562
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$18,000
Value of Other Benefits and Perquisites	$0	$0	$33,695

Total	$450,000	$0	$5,029,257

(1)
Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Peter Kallos — Executive Vice-President, International & Offshore

Compensation Component	Retirement Estimated Value(1)	Termination with Cause Estimated Value	Termination without Cause Estimated Value
	(Cdn $)	(Cdn $)(2)	(Cdn $)(2)
Bonus for Year of Separation	$397,240	$0	$397,240
Cash Severance (Retiring Allowance)	$0	$0	$2,239,690
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$0
Value of Other Benefits and Perquisites	$0	$0	$32,208

Total	$397,240	$0	$2,669,138

(1)
Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

(2)
Mr. Kallos values are converted from British pounds to Canadian dollars using the exchange rate as at December 31, 2008 (1.7896).

Estimated Incremental Value of Exit Package (as of December 31, 2008)
E.F.H. Roberts — Executive Vice-President and Chief Financial Officer

Compensation Component	Retirement Estimated Value(1)	Termination with Cause Estimated Value	Termination without Cause Estimated Value
	(Cdn $)	(Cdn $)	(Cdn $)
Bonus for Year of Separation	$432,000	$0	$432,000
Cash Severance (Retiring Allowance)	$0	$0	$3,873,854
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$614,000
Value of Other Benefits and Perquisites	$0	$0	$33,453

Total	$432,000	$0	$4,953,307

(1)
Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Neil Camarta — Senior Vice-President, Oil Sands

Compensation Component	Retirement Estimated Value(1)	Termination with Cause Estimated Value	Termination without Cause Estimated Value
	(Cdn $)	(Cdn $)	(Cdn $)
Bonus for Year of Separation	$288,750	$0	$288,750
Cash Severance (Retiring Allowance)	$0	$0	$1,683,733
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$362,000
Value of Other Benefits and Perquisites	$0	$0	$34,399

Total	$288,750	$0	$2,368,882

(1)
Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Indebtedness of Directors and Executive and Senior Officers

        As of the date of this Appendix there is no indebtedness to Petro-Canada or any of its subsidiaries by any present or former Directors or officers of Petro-Canada. Petro-Canada has a policy that prohibits any loans to its Directors or officers.

Directors and Officers Insurance Program

        Petro-Canada maintains Directors and officers liability insurance to an aggregate annual limit of $160 million. The policy provides coverage in two parts:

  (i)
  Corporate Reimbursement Coverage — This coverage reimburses Petro-Canada for amounts lawfully paid to its Directors or officers under the corporate indemnity; and

  (ii)
  Directors and Officers Coverage — This coverage pays for losses incurred by each insured Director or officer in situations where Petro-Canada either chooses not to indemnify or is unable (either legally or financially) to indemnify the Director or officer.

        The deductible is $11 million for the Corporate Reimbursement Coverage and there is no deductible for the Directors and Officers Coverage. The premium in respect of the individual reimbursement provision was approximately $650,000 for the 2008 financial year. The Corporate Reimbursement Coverage does not distinguish between the Directors and officers as separate groups.

RETURNING CASH TO SHAREHOLDERS

        Petro-Canada's priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

        Petro-Canada regularly reviews its dividend strategy to ensure the alignment of dividend policy with shareholder expectations, and financial and growth objectives. Consistent with this strategy, on July 24, 2008, Petro-Canada declared a 54% increase in its quarterly dividend to $0.20/share, commencing with the dividend payable on October 1, 2008.

        Total dividends paid in 2008 were $320 million, compared with $255 million in 2007.

        In 2004, Petro-Canada initiated a Normal Course Issuer Bid program, which was renewed in 2005, 2006, 2007 and 2008. The current program, which extends to June 21, 2009, entitles Petro-Canada to purchase up to 5% of its outstanding Common Shares, subject to certain conditions. In 2007, cash generated by high commodity prices in excess of capital expenditures was used to buy back shares. In 2008, Petro-Canada did not repurchase any of its shares.

	Shares Repurchased		Average Price		Total Cost

Period	2008	2007	2008	2007	2008	2007

Full year	—	15,998,000	$—	$52.41	$—	$839 million

CORPORATE GOVERNANCE SUMMARY

        Petro-Canada's Board of Directors believes that superior corporate governance practices are essential to Petro-Canada's success and, therefore, the Board is committed to continuous improvement. The Board and management, working together, maintain a best-practices standard in all Petro-Canada's corporate governance initiatives. This standard earned a first place in the energy sector, (and 9th overall) in the Globe and Mail's Report on Business, 2008 Board Games — an annual review of corporate governance practices and standards in Canada. The Corporate Governance and Nominating Committee (the "Governance Committee") reviews corporate governance trends and issues every time it meets.

        Throughout this summary, there are references to information available on Petro-Canada's website. Everything mentioned can be found at www.petro-canada.ca. Petro-Canada's website, although referenced, does not form part of this Appendix.

Governance Committee Responsibilities

        The Governance Committee is responsible for overseeing Petro-Canada's corporate governance matters and making appropriate recommendations to the Board. The Governance Committee is committed to meeting or exceeding governance standards set out by various regulatory authorities and governance policy-makers including Canadian Securities Administrators' instruments relating to continuous disclosure and the

U.S. Securities and Exchange Commission ("SEC") rules under the Sarbanes-Oxley Act of 2002. The Governance Committee also helps the Board to:

•
monitor changes in best practices for governance and reporting;

•
address developments in applicable regulatory and legislative frameworks;

•
assess the size, competencies and skills of the Board;

•
propose nominees for election to the Board;

•
oversee the conduct of the Board, Board Committee and Director evaluation processes; and

•
oversee the orientation and education of Board members.

2008 Governance Initiatives

        In 2008, the Governance Committee and management continued to focus on evaluating the adequacy and effectiveness of the compliance and ethics programs in place. The activities in 2008 included:

•
reviewing and recommending for approval a revised Code of Business Conduct (the "Code"). The Code is a statement of conduct and values intended to provide guidance to all employees and to assist them in their obligations to comply with applicable laws and Petro-Canada policies and standards of ethical conduct. It underwent a rigorous review and redrafting and was also translated into French and Arabic. Orientation for new leaders in Petro-Canada now includes material informing them of their accountability in connection with the Code.

•
the ethics hotline was renamed "Business Conduct Hotline" to better align with the Code. A company article was published to remind employees of the purpose of the hotline and how it could be accessed.

•
in-person business integrity training and online compliance training continued through 2008. By the end of the first quarter 2008 all offices in the international and offshore business unit were visited and face-to-face sessions were delivered to 284 employees and contractors. A third-party supplier was retained to create interactive online business integrity/improper payments training.

•
training that had been completed by 4,419 employees and 408 contractors.

        In accordance with its charter, the Governance Committee also supported or initiated the following governance initiatives:

•
performing its annual review of the Board membership in connection with succession planning. The Governance Committee conducts annual board evaluations of the Board, Board Committees, the Chair of the Board, and individual Directors. The process includes:

•
each Board Committee chair distributing to its members an individual evaluation form plus a Board Committee chair evaluation form assessing individual performance and against committee charters;

•
the results of the assessments are discussed with the Governance Committee and the Chair of the Board and presented to the Board.

•
the Governance Committee actively engaged in a board renewal process to fill vacancies expected over the next few years. It has developed criteria to assist in the selection of Director nominees. Nominees must have the experience, skills, time and commitment necessary to fulfil the Directors' responsibilities. It is this process that resulted in the recommendation of Hans Brenninkmeyer to the Board.

•
received a report from the Chief Compliance Officer outlining compliance activities and key initiatives for 2008.

•
received reports at each Governance Committee meeting from management on corporate governance trends and issues.

Corporate Governance Practices

        Petro-Canada is a Canadian integrated oil and gas company with Common Shares listed on the TSX as PCA and the NYSE as PCZ. Petro-Canada's corporate governance practices substantially follow the rules and guidelines from both Canadian and U.S. securities regulators, including the following:

Canadian	National Instrument 58-101 (Disclosure of Corporate Governance Practices)
National Policy 58-201 (Corporate Governance Guidelines)
National Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings)
National Instrument 52-110 (Audit Committees) (NI 52-110)
U.S.	Sarbanes-Oxley Act of 2002 (SOX)
NYSE Corporate Governance Standards for U.S. domestic issuers (NYSE Standards)(1)

Board Composition and Independence

        Petro-Canada's Articles require the Board of Directors to have a minimum of nine and a maximum of 13 Directors. Petro-Canada's Board consists of qualified members with backgrounds that help to meet its performance targets. Ten nominees are independent under NI 52-110, the NYSE Standards and SOX; Ron A. Brenneman, Petro-Canada's President and Chief Executive Officer, is the one nominee who is not independent. The Governance Committee annually reviews the size and effectiveness of the Board as a whole, and the skills and contributions of its members. Petro-Canada has an annual process to confirm details on Directors' current employers, other directorships, shareholdings and business relationships. This helps in deciding each Director's independence. A brief description of each Director can be found under Nominees for Election to the Board of Directors starting on page I-3.

Board Roles and Responsibilities

        The Board supervises the management of Petro-Canada and is responsible for its overall stewardship. A complete mandate is attached as Schedule A to this Appendix. In summary, the Board is responsible for:

•
management selection, retention, succession and remuneration;

•
overseeing the development of Petro-Canada's business strategy and monitoring its progress;

•
approving significant policies and procedures;

•
timely and accurate reporting to shareholders and public filing of documents; and

•
approving major decisions and documents, including such things as audited financial statements, declarations of dividends, offering circulars and initiation of bylaw amendments.

        The Board meets a minimum of six times per year and schedules in camera sessions at each meeting. In 2008, there were eight Board and in camera meetings. Prior to each meeting, the Chair of the Board solicits recommendations from Board members on matters that should be brought before the Board. All Directors receive a meeting agenda and background material on agenda items prior to each meeting so that they have the opportunity to review and consider the items that will be discussed. In addition to attending all meetings of the Board and its committees on which they sit, Directors are encouraged to attend and, in practice, do attend other Committee meetings. Directors are not always paid additional fees for such attendance. Individual Directors also notify the Board of a material interest in any matter that the Board is considering. The interested Board member is not entitled to participate in Board discussions or vote on the particular matter at the meeting.

        The Board Mandate and Terms of Reference for an individual Director contain more detail on the membership, procedures and responsibilities of the Board. These documents can be found in the Corporate Governance Handbook on Petro-Canada's website.

(1)
Although the NYSE Standards do not apply to Petro-Canada, the company's corporate governance practices substantially comply with these standards.

Board Committees

        The Board has five standing Committees:

•
Audit, Finance and Risk (Audit Committee)

•
Corporate Governance and Nominating (Governance Committee)

•
Environment, Health and Safety (EH&S Committee)

•
Management Resources and Compensation (Compensation Committee)

•
Pension (Pension Committee)

        All members of the Committees are independent and in camera sessions are scheduled at each Committee meeting. The Governance Committee makes recommendations to the Board regarding the individuals to be appointed as Committee members and Chairs. The Chair on each Committee is responsible for the management, development and effective performance of their Committee. The Chair provides leadership to the Committee, with an aim to fulfilling the Committee's mandate and other matters delegated to it by the Board. The Committee Chairs' Mandates are available in the Corporate Governance Handbook on Petro-Canada's website.

        The following summarizes the Committees' responsibilities. Each Committee Mandate contains details of its membership, procedures and responsibilities. The details can be found in the Corporate Governance Handbook on Petro-Canada's website.

Audit Committee

        All members of the Audit Committee are independent and financially literate. One member is recognized as a "financial expert" in accordance with SOX requirements. In camera sessions are held at each Audit Committee meeting, of which there were seven in 2008.

        The Audit Committee helps the Board with (i) all matters relating to the external and contract internal auditors, (ii) reviewing and approving the audited financial statements, (iii) reviewing litigation claims, reserves data and related disclosures and (iv) overseeing accounting and risk management policies, reporting practices and internal controls.

Governance Committee

        All members of the Governance Committee are independent. The Governance Committee helps the Board with (i) developing and complying with corporate governance policies and procedures, (ii) recommending candidates for election to the Board and its Committees, (iii) assessing the management, development and effective performance of the Board, its Committees, and their respective Mandates and Charters and (iv) orientation, education and development of Board members. In 2008, there were four Governance Committee and in camera meetings.

EH&S Committee

        All members of the EH&S Committee are independent and in camera sessions are held at each meeting. In 2008, there were three EH&S Committee and in camera meetings. The EH&S Committee helps the Board with (i) setting strategies, goals, policies and procedures in connection with environment, health and safety matters, (ii) monitoring Petro-Canada's performance in relation to these matters and (iii) complying with environment, health and safety legislation, other related regulatory provisions and public policy.

Compensation Committee

        All members of the Compensation Committee are independent and in camera sessions are held at each meeting. In 2008, there were seven Compensation Committee and in camera meetings. The Compensation Committee recommends the compensation for the President and Chief Executive Officer to the independent members of the Board and recommends the compensation for the other senior officers to the full Board, as well as overseeing the plans for (i) compensation, development and retention of employees, (ii) succession planning for senior officers and (iii) general compensation and human resources policies and issues.

Pension Committee

        All members of the Pension Committee are independent and in camera sessions are held at each meeting. In 2008, there were two Pension Committee and in camera meetings. The Pension Committee helps the Board with (i) setting strategies, goals, policies and procedures for Petro-Canada's pension plan, (ii) effectively governing the pension plan and (iii) monitoring the pension plan's financial position and its compliance with legislative, regulatory and internal policy requirements.

Position Descriptions

Chair of the Board

        The Chair of the Board is an independent Director whose position is separate from the President and Chief Executive Officer. The Chair leads the Board and is responsible for enhancing its effectiveness. The Chair of the Board also acts as an advisor to the President and Chief Executive Officer and to other officers in all matters concerning the management of Petro-Canada. The Governance Committee annually reviews the performance of the Chair of the Board.

President and Chief Executive Officer

        The President and Chief Executive Officer leads Petro-Canada's Executive Leadership Team. He is responsible for the strategic direction of Petro-Canada and its sound management and performance. Annually, the Chair of the Board and the Chair of the Compensation Committee canvas the Board members for their input on the President and Chief Executive Officer's performance, request input and comments from other officers as they may see fit and have a detailed discussion with the President and Chief Executive Officer. The Compensation Committee then recommends to the independent members of the Board the compensation of the President and Chief Executive Officer for the upcoming year.

        Detailed position descriptions for the Chair of the Board, the President and Chief Executive Officer, and the Corporate Secretary are published in the Corporate Governance Handbook, which is on Petro-Canada's website.

Board Compensation

        The Governance Committee annually reviews Directors' compensation and makes recommendations to the Board as to the appropriate fees and expenses to be paid in regard to being a Director, Chair of the Board, Committee Chair and Committee member. The compensation of Petro-Canada's Board of Directors is intended to attract highly qualified Directors who are able to meet the demanding responsibilities of being Board members, and is structured in a way that encourages Directors to act in the long-term interest of Petro-Canada. On a regular basis, the Governance Committee retains an outside consultant, Towers Perrin, to assess the competitiveness of Director and Chair of the Board compensation arrangements using a similar process and approach as used in assessing competitiveness of executive pay (e.g. market comparators and target pay philosophy). The last comprehensive review was undertaken in the fall of 2007 and updated in the summer of 2008.

Director Orientation and Continuing Education

        The Board ensures that candidates under consideration for Board membership understand the roles and expectations of members and the contribution that they would be expected to make. Following appointment, the Governance Committee will ensure that, as part of the Board of Director's orientation program, each new Director reviews copies of:

•
business plan and implementation strategy;

•
annual disclosure documents;

•
minutes of the Board and Committee meetings for the past year;

•
Corporate Governance Handbook; and

•
Code of Business Conduct.

        All new Directors are encouraged to attend Committee meetings of which they are not a member to assist in their orientation. They also have one-on-one sessions with each of the business unit and shared services leaders and their teams. As required, Petro-Canada will arrange a mentor for a new Director to help them learn about Petro-Canada's operations.

        Petro-Canada encourages all Directors to take advantage of continuing education programs. Petro-Canada supports Directors through a cost-sharing arrangement or by paying all reasonable expenses. Petro-Canada also provides a number of in-house education sessions, such as tours of facilities and technical paper presentations. In addition to ongoing development, procedures are in place to ensure that the Board is kept up to date and to facilitate timely and efficient access to all information necessary to carry out its duties. At each meeting, the Board is provided with an update from a selected business unit. At least one week prior to scheduled meetings, all Directors are provided with agendas for all meetings and may attend any Committee meeting, whether or not they are a Committee member. They also receive a comprehensive package of material in preparation of the upcoming meetings. In 2008, Directors participated in the following additional education sessions sponsored by management:

•
Executive Compensation trends and issues education session sponsored by Andrew Stephens, Senior Vice-President, Corporate Relations;

•
Social Media, Issues and Opportunities presentation sponsored by Greta Raymond, Vice-President Environment, Safety & Social Responsibility;

•
Quarterly IFRS education modules presented by Michael Barkwell, Vice-President and Controller and Jolienne Guillemaud, Assistant Controller;

•
Pension Fiduciary education session presented by Julianna Spiropolous, Manager Pension and Frank Russell (independent pension advisors);

•
Environment Health and Safety site tour of the lubricants facilities and the Oakville terminal, hosted by Boris Jackman and the Downstream leadership team;

•
Strategic Offsite presented by the Executive Leadership Team;

•
Investor Relations and Community Partnership Program updates (on a quarterly basis the Board is provided with a written investor relations report), presented by Andrew Stephens, Senior Vice-President, Corporate Relations, and Ken Hall, Director, Investor Relations; and

•
site tour of refurbished floors at the head office hosted by facilities management. The test of the new interior design includes a new multi-shade wall system, use of transparent glass to enhance natural lighting, new lighting system for energy efficiency, and areas to promote networking and improved wellness.

        In addition, Hans Brenninkmeyer completed his new Director orientation and he and Maureen McCaw are enrolled at the Institute of Corporate Directors ("ICD"). Ms. McCaw was certified in 2008.

Director Retirement

        The Board of Directors has adopted a retirement policy under which the retirement age for Directors has been set at 72 years. Directors 72 years of age will not be eligible to stand for re-election at the next annual meeting of shareholders of Petro-Canada. Directors who turn 72 during their term are eligible to finish out that term. The Governance Committee has authority to recommend a Director for re-election after reaching 72 if it considers such a recommendation to be in the best interests of Petro-Canada.

Performance Evaluation

        The Governance Committee annually reviews the size, composition, Charters and membership of the Board and each Board Committee and, together with the Chair of the Board, leads a process for evaluating the effectiveness of the Board, its Committees and the contribution of Board members. Every Director participates in the annual performance evaluation review. The review process consists of questionnaires to elicit discussion and then broad ranging interviews. The Chair of the Governance Committee and the Chair of the Board each have separate interviews with the Directors. The results of the evaluation process are reviewed at the Governance Committee and at the Board.

Ethical Business Conduct

        Code of Business Conduct — All Board members, employees, contract staff and contractors must follow Petro-Canada's Code of Business Conduct, which is available on Petro-Canada's website (www.petro-canada.ca). The Code provides guidance on such things as ethical business conduct generally, conflicts of interest, dealing with confidential information, insider information and the Policy for the Prevention of Improper Payments. The Code is reviewed annually by the Governance Committee. The Board has not granted any waiver of the Code; therefore, no material change report has been filed in this regard.

        Annual certifications are provided to the Governance Committee by Petro-Canada's executive officers, verifying that (i) they adhere to the Code, (ii) the Code is regularly communicated and (iii) their employees adhere to the Code. Employees take electronic training on the Code's content and certify their compliance every two years. All new employees must certify that they will comply with the Code during their employment.

        Senior Financial Officers — Petro-Canada's senior financial officers provide annual certifications under Petro-Canada's Code of Ethics for Financial Officers. The President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer certify Petro-Canada's quarterly and annual financial statements for filing with the Canadian and U.S. securities regulators.

        Business Conduct Hotline — With Petro-Canada's whistleblower hotline, employees can report questionable accounting or auditing matters on an anonymous and confidential basis. The Chief Compliance Officer oversees the whistleblower hotline, and reports complaints received through the hotline to the Chair of the Audit Committee.

        Disclosure Policy — Petro-Canada has adopted a Public Disclosure Policy to govern the dissemination of information to the public and further Petro-Canada's aim of providing clear and complete disclosure in a timely manner, while complying with all securities regulations. The procedure operating under this Policy establishes a Committee that is led by the Executive Vice-President and Chief Financial Officer, with representatives from certain business and shared services units of Petro-Canada. Different types of disclosure are approved by all or part of the Committee, as the circumstances warrant. The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer must approve all material financial disclosures.

 SCHEDULE A

BOARD OF DIRECTORS MANDATE

        The Board of Directors of Petro-Canada (the "Board") will carry out the procedures, responsibilities and duties set out below. In doing so, the Board shall oversee the management of Petro-Canada's business and affairs in the interests of the shareholders, while continually monitoring the integrity of the corporation, its officers and employees.

Board Composition

1.
The Board of Directors should consist of a cross-section of highly professional and competent members with the necessary disciplines to facilitate Petro-Canada meeting its legal, financial, operational and societal objectives.

2.
The election of Directors occurs at the Annual General Meeting and is for a term of one year.

3.
The Company's Articles provide that the Board shall consist of a minimum of nine and a maximum of 13 Directors.

4.
A majority of the members of the Board of Directors shall be independent pursuant to applicable legislation and regulations.

Meetings

5.
The Chair shall solicit from the members of the Board recommendations as to matters to be brought before the Board, which matters shall receive a fair hearing at the Board meeting. The Board will meet at least six times per year. A quorum for meetings is a majority of Directors.

6.
A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of relevant materials. Senior management will be made accessible to Board members at Board and Committee meetings and at such other times as the Board members may request.

7.
A Director may participate in a meeting of the Board or of a Committee by means of telephone or other communications facilities which permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. If a regular meeting has been convened, telephone participation in the meeting by individual Board members is discouraged, except in special circumstances.

Remuneration

8.
Remuneration of the Board will be established upon the recommendation of the Corporate Governance and Nominating Committee and shall be generally in line with that paid by other Canadian controlled public companies of a similar size and type.

Duties and Responsibilities of the Board of Directors

9.
The Board of Directors is responsible for the supervision of the management of Petro-Canada's business and affairs. It has the statutory authority and obligation to oversee the maintenance and protection of the assets of the Company in the interest of all shareholders.

10.
Although Directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of Petro-Canada must be paramount at all times.

11.
The involvement and commitment of Directors is evidenced by regular Board and Committee attendance, preparation and active participation in setting goals, and requiring performance for the benefit of shareholders.

12.
While the Board is called upon to "manage" the business, this is done through delegation to the President and Chief Executive Officer, who is charged with the day-to-day management of Petro-Canada. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, management keeps the Board fully informed of the progress of Petro-Canada toward the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

13.
The Board operates by delegating certain of its responsibilities and authority, including spending authorization, to management and reserving certain powers to itself. Its principal duties fall into the following categories.

14.
Management Selection, Retention, Succession and Remuneration

(i)
Subject to the Articles and Bylaws of Petro-Canada, the Board manages its own affairs, including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing Committees, establishing the Charters and duties of the Board and its Committees, and determining Board compensation.

(ii)
The Board has responsibility for the appointment and replacement of the President and Chief Executive Officer, for monitoring President and Chief Executive Officer performance, and for determining President and Chief Executive Officer compensation.

(iii)
The Board has responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer, and for overseeing the implementation of adequate management succession mechanisms.

(iv)
The Board must satisfy itself as to the integrity of the President and Chief Executive Officer and other executive officers, and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout Petro-Canada.

15.
Strategy Determination

(i)
The Board has the responsibility to participate directly, or through its Committees, in developing and approving the mission of the business, its objectives and goals, and the strategy for the achievement of such objectives and goals.

(ii)
The Board has responsibility to promote congruence between shareholders' expectations, Petro-Canada goals and objectives, and management performance.

16.
Monitoring and Acting

(i)
The Board has responsibility to monitor Petro-Canada's progress toward its goals, and to revise and alter its direction in light of changing circumstances.

(ii)
The Board has responsibility to provide advice and counsel to the President and Chief Executive Officer, and to take action when performance falls short of its goals or other special circumstances warrant.

17.
Policies and Procedures

(i)
The Board has responsibility to approve and monitor compliance with all significant policies and procedures by which Petro-Canada operates.

(ii)
The Board has a responsibility to monitor Petro-Canada's operations, particularly whether its operators comply with applicable laws and regulations, and ethical and moral standards.

18.
Reporting to Shareholders

(i)
The Board has responsibility for monitoring the performance of Petro-Canada and the adequate and timely reporting of such performance to shareholders, other security holders and regulators on a timely and regular basis.

(ii)
The Board has responsibility for overseeing the report of audited annual financial statements in accordance with generally accepted accounting standards, and for reviewing Petro-Canada's quarterly financial statements before publication.

  (iii)
  The Board has responsibility for the timely reporting of any developments that have a significant and material impact on the value of Petro-Canada or its publicly traded securities.

19.
General Legal Obligations

(i)
To manage the business and affairs of Petro-Canada.

(ii)
To act honestly and in good faith with a view to the best interests of Petro-Canada.

(iii)
To exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(iv)
To act in accordance with the Petro-Canada Public Participation Act, the Canada Business Corporations Act, securities, environmental, and other relevant legislation, and Petro-Canada's Articles and Bylaws.

(v)
To consider as the full Board and not delegate to a Committee:

(A)
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(B)
the filling of a vacancy among the Directors or Petro-Canada's auditor;

(C)
the manner and the terms of the issuance of securities;

(D)
the declaration of dividends;

(E)
the purchase, redemption or any other form of acquisition of shares issued by Petro-Canada;

(F)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of Petro-Canada from Petro-Canada or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(G)
the approval of a Management Proxy Circular;

(H)
the approval of annual financial statements;

(I)
the approval of any takeover bid circular or Directors' circular; or

(J)
the adoption, amendment or repeal of Bylaws of Petro-Canada.

Board Committees

Purpose

20.
The Board may establish, seek the advice of, and delegate responsibilities to Committees of the Board.

21.
Committees undertake detailed examination of specific aspects of Petro-Canada as outlined in their charters. They provide a smaller, more intimate forum than full Board meetings and are designed to be more conducive to exhaustive and forthright discussion.

22.
Committees analyse in-depth policies and strategies that are developed by management. They examine alternatives and, where appropriate, make recommendations to the full Board.

23.
Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. The Board reserves the right to oversee, review and approve Committee activity.

Membership

24.
Subject to the Bylaws of Petro-Canada, the Chairs and members of Committees are recommended by the Chair of the Board, in consultation with the Chair of the Corporate Governance and Nominating Committee, and appointed by the Board.

25.
Committees should be made up of not less than three and not more than five Directors.

26.
The Chair of the Board shall be an ex-officio member of each Committee.

Procedures

27.
The Chair of each Committee shall preside at Committee meetings; in that person's absence, an alternate may be elected by the Committee.

28.
A majority of the members of a Committee constitutes a quorum.

29.
Each Committee shall meet at the call of its Chair at least once in the fiscal year, or as directed by resolution of the Board.

30.
Upon advising the Board Chair, a Committee may from time to time request the assistance of external advisors to research, investigate and report on matters within that Committee's Charter.

31.
The Corporate Secretary, or a person delegated by the Corporate Secretary, will be the secretary to a Committee. All minutes of the Committees will be forwarded by the Secretary to each member of the Board in a timely manner.

32.
The proceedings of Committees shall be conducted in accordance with the Bylaws of Petro-Canada and with the applicable Committee Charter.

33.
Each Committee Chair shall report or cause a report to be made to the Board at each Board meeting following a Committee meeting.

Standing Committees

34.
The Board has established the following standing Committees:

•
Audit, Finance and Risk Committee

•
Corporate Governance and Nominating Committee

•
Environment, Health and Safety Committee

•
Management Resources and Compensation Committee

•
Pension Committee

 APPENDIX J — CONSENTS

 CONSENTS

Consent of PricewaterhouseCoopers LLP

        We have read the joint information circular and proxy statement of Suncor Energy Inc. ("Suncor") and Petro-Canada dated April 29, 2009 concerning the merger of Suncor and Petro-Canada. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of Suncor on the consolidated balance sheets of Suncor as at December 31, 2008 and 2007 and the consolidated statements of earnings and comprehensive income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2008. Our report is dated February 25, 2009.

Calgary, Alberta April 29, 2009	(Signed) "PricewaterhouseCoopers LLP" Chartered Accountants

Consent of Deloitte & Touche LLP

        We have read the joint information circular and proxy statement of Suncor Energy Inc. ("Suncor") and Petro-Canada dated April 29, 2009 concerning the merger of Suncor and Petro-Canada. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned information circular of our report to the board of directors and the shareholders of Petro-Canada on the consolidated balance sheet of Petro-Canada and Subsidiaries as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 2008. Our report is dated February 23, 2009.

Calgary, Canada April 29, 2009	(Signed) "Deloitte & Touche LLP" Independent Registered Chartered Accountants

Consent of CIBC World Markets Inc.

        We refer to the fairness opinion dated March 22, 2009, which we prepared for the Board of Directors of Suncor Energy Inc. ("Suncor") in connection with the plan of arrangement involving Suncor and Petro-Canada. We consent to the inclusion of the fairness opinion and a summary of the fairness opinion in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009.

Calgary, Alberta	(Signed) "CIBC World Markets Inc." April 29, 2009

J-1

Consent of Morgan Stanley Canada Limited

        We hereby consent to the reference to and summary of our opinion, dated March 22, 2009, in: (i) the letter to shareholders of Suncor Energy Inc., dated April 29, 2009, accompanying the Joint Information Circular and Proxy Statement concerning the merger of Suncor Energy Inc. and Petro-Canada, dated April 29, 2009 (the "Circular"); (ii) the summary section of the Circular; and (iii) under the captions "Part I — The Arrangement — Background to and Reasons for the Arrangement", "Part I — The Arrangement — Recommendations of the Suncor Board", "Part I — The Arrangement — Suncor Fairness Opinions — Morgan Stanley Fairness Opinion" and "Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement — Other Interests" in the Circular, and we hereby consent to the inclusion of the foregoing opinion in the Circular.

Calgary, Alberta April 29, 2009	MORGAN STANLEY CANADA LIMITED
(signed) "Mark Horsfall" Managing Director

Consent of RBC Dominion Securities Inc.

        We refer to the fairness opinion dated March 22, 2009, which we prepared for the Board of Directors of Petro-Canada in connection with the plan of arrangement involving Suncor Energy Inc. ("Suncor") and Petro-Canada. We consent to the inclusion of the fairness opinion and the summary of the fairness opinion under the heading "Petro-Canada Fairness Opinions" in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009.

Calgary, Alberta	(Signed) "RBC Dominion Securities Inc." April 29, 2009

Consent of Deutsche Bank Securities Inc.

        We refer to the fairness opinion dated March 22, 2009, which we prepared for the Board of Directors of Petro-Canada in connection with the plan of arrangement involving Suncor Energy Inc. ("Suncor") and Petro-Canada. We consent to the inclusion of the fairness opinion and the summary of the fairness opinion under the heading "Petro-Canada Fairness Opinions" in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009.

New York, New York	(Signed) "Deutsche Bank Securities Inc." April 29, 2009

J-2

 APPENDIX K — FORM OF AMALCO STOCK OPTION PLAN

 SUNCOR ENERGY INC.

STOCK OPTION PLAN

Effective    •    , 2009

 ARTICLE 1

DEFINITIONS

        When used herein, the following terms shall have the following meanings:

(a)
"Annual Grant" has the meaning attributed thereto in paragraph 2(a) of Appendix "B";

(b)
"Annual Share Payment" has the meaning attributed thereto in paragraph 1 of Appendix "C";

(c)
"Associated Company" means any subsidiary or partnership of the Company;

(d)
"Award" means an award granted or permitted to be granted under this Plan as contemplated by paragraph 2.5 of this Plan;

(e)
"Award Agreement" means a signed written agreement evidencing the terms and conditions upon which an Award may be granted under this Plan, or a certificate issued by the Company, in such form as may be approved by the Board or Committee from time to time, which evidences the grant of an Award;

(f)
"Blackout" means a temporary trading ban announced by the Company pursuant to its trading policies, whether a regularly scheduled trading ban in connection with the release of quarterly financial information, or an ad hoc trading ban, but excludes any period during which a regulator has halted trading in the Company's securities;

(g)
"Blackout Exercise Term" means, with respect to holders of Options, ten (10) days after the expiry of a Blackout if the Exercise Term of the Options expired: (i) during the Blackout; or (ii) within three (3) days of the Blackout expiring, if the holder of such Options was subject to the Blackout;

(h)
"Board" means the Board of Directors of the Company;

(i)
"CEO" means the Chief Executive Officer of the Company;

(j)
"Change of Control" means a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, thirty-five percent (35%) or more of the outstanding voting securities of the Company or any person formed by the merger, amalgamation, consolidation or statutory arrangement of the Company with or into any other person; provided that for the purposes of the LARs only held by persons who are U.S. Taxpayers, in the event the foregoing definition is inconsistent with the definition of "change of control" for the purposes of application of section 409A (or any amended or successor provision thereof) of the U.S. Tax Code, the definition of "change of control" in section 409A (or any amended or successor provision thereof) of the U.S. Tax Code shall apply. For the purposes of this definition, "person" includes an individual, partnership, association, organization, government or governmental body, body corporate or other entity;

(k)
"Change of Control Transaction" means, for the purposes of determining a Participant's entitlement in respect of any outstanding LARs, a transaction in which there is a Change of Control which generally effects all common shareholders of the Company and provides such shareholders with an opportunity to realize an equal amount per share in respect of their proportionate holdings of Shares. In the event that there is any question as to whether a change of control transaction has occurred in any circumstances, the Board shall determine the matter and any such determination of the Board shall be final and conclusive for the purposes of this Plan;

(l)
"Committee" means a committee of the members of the Board;

(m)
"Company" means Suncor Energy Inc., a corporation amalgamated under the Canada Business Corporations Act and any successor company;

(n)
"Designated Person" has the meaning attributed thereto in paragraph 2.2(c);

(o)
"Director" means an individual member of the Board;

(p)
"Director's Annual Retainer" means the basic annual retainer fee payable to each Director who has not waived payment thereof in respect of his or her services as a member of the Board, as determined by the Company from time to time;

(q)
"Disability Benefits" means benefits other than normal sick leave payments from payroll to which a Participant becomes entitled under a disability program of the Company or an Associated Company;

(r)
"Effective Date" means the effective date of the arrangement as defined in the arrangement agreement dated March 22, 2009 between Suncor Energy Inc. and Petro-Canada;

(s)
"Employee" means a person who provides services to the Company or an Associated Company and from whose remuneration the Company deducts and withholds Canada Pension Plan and Employment Insurance remittances, or similar withholdings under applicable law of any jurisdiction other than Canada relating to source withholding from pay by an employer;

(t)
"Executives" means executives and senior managers of the Company or its Associated Companies and includes, where applicable, the relevant Directors;

(u)
"Exercise Notice" means a notice in writing signed by the Participant stating the Participant's intention to exercise a particular Option, SAR, LAR or other Award;

(v)
"Exercise Price" means the price at which a Share may be purchased pursuant to the exercise of an Option or SAR;

(w)
"Exercise Term" means the period of time during which Options, SARs, LARs or other Awards may be exercised;

(x)
"Initial Grant" has the meaning attributed thereto in paragraph 2(a) of Appendix "B";

(y)
"LAR" has the meaning attributed thereto by paragraph 4.1 and Appendix "A" to this Plan;

(z)
"Market Value" means the value represented by the simple average of the high and low prices at which Shares were traded in one or more board lots on the TSX on the day prior to the relevant date or, if the Shares were not so traded on that day, the value represented by the simple average of the high and low prices at which the Shares were traded in one or more board lots on the TSX on the first day prior to the relevant date on which Shares were so traded;

(aa)
"Non-Employee Director" means at any particular time, any Director at such time who is not an officer of the Company or one of its Associated Companies or an Employee;

(bb)
"Option" means an Award that may be granted to a Participant which allows the Participant to purchase Shares at a set price for a future period which does not exceed seven (7) years;

(cc)
"Other Share-Based Awards" has the meaning attributed thereto in paragraph 5.1;

(dd)
"Participants" means those Employees whose selection to participate in this Plan is approved by the Board, regardless of whether he or she serves as such in an executive capacity or on a full- or part-time basis, and also includes, for purposes of Articles 6 and 7 and the related appendices only, the relevant Directors;

(ee)
"Pension Plans" means all foreign and domestic pension plans of the Company, including but not limited to, the Suncor Energy Pension Plan, the Suncor Energy U.S. Pension Plan and the Petro-Canada pension plans, and any pension plan(s) of the Company that may be in effect from time to time, as applicable;

(ff)
"Permitted Leave" means any period of absence from normal work due to a leave of absence of greater than sixty (60) days in duration, during which the Participant continues to maintain his or her status as an Employee as conclusively determined by the Company in its discretion. For certainty, any maternity or paternity leave, education leave, or Employee receiving Disability Benefits, in each case of greater than sixty (60) days in duration, shall be deemed to be a "Permitted Leave" within the meaning of this Plan;

(gg)
"Petro-Canada Options" means the 24,276,389 options to purchase shares of Petro-Canada which were granted under the Petro-Canada Plan and which were outstanding as at April 27, 2009, which, following the

  Effective Date, would, if all such options remained outstanding at the Effective Date, represent options to purchase 31,073,778 Shares;

(hh)
"Petro-Canada Plan" means the Petro-Canada Employee Stock Option Plan, as amended and restated to April 26, 2005;

(ii)
"Plan" means this Stock Option Plan, including all appendices thereto, as same may be amended or restated from time to time;

(jj)
"Plan Maximum" has the meaning attributed thereto in paragraph 2.6(a);

(kk)
"Related Option" has the meaning attributed thereto in paragraph 2(b) of Appendix "A";

(ll)
"Retirement" means, in the case of a Participant who is not a Director, a Participant's termination of employment on a date on which such Employee would be eligible for an immediately payable benefit pursuant to the terms of the Pension Plans, or such other date the Employee is deemed to be eligible for retirement as defined in the applicable Pension Plan, or, termination of employment of any Employee at or over the age of fifty-five (55) whom the Company deems shall be treated as a retiree under the provisions of this Plan and, in the case of a Director, shall mean the date on which such person shall cease to be a Director;

(mm)
"SAR" has the meaning attributed thereto in paragraph 3.5 and includes Tandem SARs as the context requires;

(nn)
"Settlement Day" means the third Trading Day following the date of exercise in respect of any particular exercise of an Option;

(oo)
"Shares" means the common shares of the Company;

(pp)
"Specified Percentage" has the meaning attributed thereto in paragraph 1 of Appendix "C";

(qq)
"Tandem SARs" has the meaning attributed thereto in paragraph 3.5;

(rr)
"Termination Date" has the meaning attributed thereto in paragraph 2.3(c);

(ss)
"Trading Day" means a day on which the TSX is open for trading in securities;

(tt)
"TSX" means The Toronto Stock Exchange; and

(uu)
"U.S. Taxpayer" means a person who is required by the laws of the United States of America to file a U.S. federal income tax return.

ARTICLE 2

GENERAL

2.1   Purpose

        The principal purpose of this Plan is to provide Employees with an opportunity to receive a variety of different forms of compensation awards. The Plan is designed to be flexible in order to provide recipients of Awards hereunder with incentives for continued improved performance thereby promoting the long term financial success of the Company and materially increasing shareholder value by: (i) attracting and retaining individuals of exceptional ability; (ii) strengthening the Company's capability to develop, maintain and direct a competent management team; (iii) motivating Executives and other Employees, by means of performance related incentives, to achieve long-range performance goals; (iv) providing incentive compensation opportunities competitive with those of other major oil and gas companies; and (v) enabling individuals who receive Awards hereunder to participate in the long-term growth and financial success of the Company.

2.2   Administration

(a)
The Plan shall be administered by the Board.

(b)
Except for matters governed by Articles 6 and 7 of this Plan, and Appendices "B" and "C" relating thereto, in respect of which the Board shall have limited authority as provided therein, the Board shall have the sole and complete authority: (i) to approve the selection of Participants; (ii) to make Awards in such forms and amounts as it shall determine; (iii) to impose such limitations, restrictions, and conditions upon such Awards as it shall deem appropriate; (iv) to interpret this Plan and to adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and (v) to make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan. The Board's determinations and actions within its authority under this Plan shall be conclusive and binding upon the Company and all other persons.

(c)
To the extent permitted by law, the Board may from time to time delegate to a Committee or, where appropriate, to the CEO all or any of the powers conferred on the Board under this Plan, with the authority of the Committee or CEO, as applicable, to further delegate such powers from time to time to the senior officer responsible for human resources of the Company (the "Designated Person"). In such event, the Committee, CEO or Designated Person shall exercise the delegated powers in the manner and on the terms authorized by the Board, and all references herein to the Board or to the Committee shall include the Board, the Committee, the CEO or Designated Person, as applicable. Any decision made or action taken by the Board, the Committee, the CEO or Designated Person arising out of or in connection with the administration or interpretation of this Plan in this context shall be final and conclusive.

2.3   Interpretation

(a)
Whenever the Board or, where permitted, the Committee, CEO or Designated Person is to exercise discretion in the administration of terms and conditions of this Plan, the term "discretion" shall mean the "sole and absolute discretion" of the Board, Committee, CEO or Designated Person, as the case may be.

(b)
Whenever an Award may be granted pursuant to the terms and conditions of this Plan, or Appendix "A" hereto, the Committee, CEO or Designated Person may make recommendations for the Board's consideration with respect to the granting of such Awards.

(c)
For the purposes of this Plan, a Participant shall be deemed to have ceased to be an Employee, and the Participant's employment with the Company shall be deemed to be terminated: (i) in the case of resignation, Retirement or termination of a Participant's employment by the Company, whether or not for cause and with or without reasonable or statutory notice or any period of salary continuance or deemed employment, on the date the Participant or the Company, as applicable, delivers notice of such resignation, Retirement or termination to the other party, which shall not include any period of reasonable or statutory notice or any period of salary continuance or deemed employment, or such date thereafter, if any, as the Participant and Company agree in writing shall be the effective date of resignation, Retirement or termination, as applicable, for incentive plan purposes; and (ii) in the case of a Participant's death, on the date of the Participant's death (the "Termination Date").

2.4   Selection for Participation

        Participants shall be selected from those Employees who have the capacity to contribute to the success of the Company and its Associated Companies. In approving this selection, the Board or the Committee, CEO or Designated Person shall consider such factors as it deems relevant subject to the provisions of this Plan, as may be determined from time to time.

2.5   Types of Awards under this Plan

        Awards granted under this Plan may be in the form of any one or more of the following: (i) Options; (ii) SARs; (iii) Tandem SARs; (iv) LARs (in conjunction with Options), as described in Appendix "A"; and (v) Other Share-Based Awards.

2.6   Shares Subject to this Plan

(a)
The Shares which are the subject of Awards shall be those Shares which the Board from time to time shall at its discretion have reserved and approved for issuance under this Plan. The aggregate number of Shares which may be issued under the Plan or reserved for issuance upon the exercise of Awards made under, or otherwise governed by, the Plan, shall be limited to 46,490,680 Shares (the "Plan Maximum") which consists of the aggregate of (i) 31,073,778 Shares reserved for issuance pursuant to the exercise of Petro-Canada Options (whether such exercise were to occur on or prior to the Effective Date), and (ii) 15,416,902 additional Shares which are unallocated as at April 27, 2009 and the Effective Date, provided that, following the Effective Date, any such outstanding Petro-Canada Options shall continue to be subject to the terms and conditions of the Petro-Canada Plan until such time as they are exercised or terminated or they expire or are cancelled pursuant to the applicable terms and conditions of the Petro-Canada Plan; if for any reason, any Shares subject to purchase by exercising Options or Petro-Canada Options are not delivered or are reacquired by the Company, for reasons including but not limited to, termination, expiration or cancellation of an Option or Petro-Canada Option (pursuant to the terms and conditions of the Plan or the Petro-Canada Plan, respectively), such Shares shall again become available for the granting of Options under this Plan (and for greater certainty, the Shares reserved for issuance upon the exercise of Petro-Canada Options shall only become available for issuance in respect of Options granted under this Plan following the time, if any, at which a Petro-Canada Option is terminated, expires or is cancelled without the resulting issuance of a Share or a share of Petro-Canada, as applicable, including in respect of any such termination, cancellation or expiry which occurred between April 27, 2009 and the Effective Date). Of such Plan Maximum, the aggregate number of Shares which may be issued or reserved for issuance pursuant to the provisions of Appendices "B" and "C" of this Plan shall be 500,000 Shares. Notwithstanding the foregoing, the aggregate number of Shares which may be reserved for issuance under this Plan and under all other security based compensation arrangements of the Company: (i) must not exceed ten percent (10%) of the issued and outstanding Shares of the Company (on a non-diluted basis); (ii) to any one (1) person must not exceed five percent (5%) of the issued and outstanding Shares (on a non-diluted basis); and (iii) must not, within any one (1) year period be issued, or at any time under such security based compensation arrangements be issuable, to insiders of the Company in an amount exceeding ten percent (10%) of the Company's total issued and outstanding securities (for the purposes of this paragraph, security based compensation arrangement and insider have the meanings attributed thereto in the TSX Company Manual).

(b)
Subject to stock exchange approval where required, the Board may, in its discretion, decide to award shares of another authorized class or series of shares of the Company that are convertible into Shares or make such other shares subject to purchase under an Option, in which event the maximum number of Shares into which such other shares may be converted shall be used in applying the aggregate share limit under paragraph 2.6(a) and all provisions of this Plan relating to Shares shall apply with full force and effect with respect to such convertible shares.

2.7   Award Agreements

        All grants of Awards shall be evidenced by an Award Agreement. Such Award Agreement shall be subject to the applicable provisions of this Plan and shall contain such provisions as are required by this Plan and any other provisions which are necessary or desirable to give effect to the Award and the provisions of this Plan. Any proper officer of the Company is authorized and empowered to execute on behalf of the Company and deliver any Award Agreement to the Participants from time to time designated by the Board or, where permitted, the Committee, the CEO or the Designated Person. Award Agreements may be executed by original, facsimile or electronic signature.

2.8   Non-transferability

        Subject to paragraph 3.6 relating to Options and SARs, the provisions of Appendix "A" to this Plan relating to LARs, and the provisions of Appendix "B" to this Plan relating to Options and LARs, any Awards granted under this Plan may only be exercised during the lifetime of the Participant by such Participant personally and no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such Awards whatsoever in any assignee or transferee, but immediately upon any assignment or transfer, or any attempt to make the same, such Awards shall terminate and be of no further force or effect.

ARTICLE 3

SHARE OPTIONS AND SHARE APPRECIATION RIGHTS

3.1   Award of Options and SARs

        The Board or, where permitted, the Committee, CEO or Designated Person may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, award Options and/or SARs (either in conjunction with Options as Tandem SARs or standing alone) to any Participant.

3.2   Exercise Term

(a)
The maximum term during which Options and SARs may be exercised shall be determined by the Board, but in no event shall the Exercise Term of an Option or SAR exceed seven (7) years from the date of its grant, unless the Exercise Term has been extended by a Blackout Exercise Term.

(b)
Subject to paragraph 3.2(a), the provisions of this Plan and any Award Agreement, Options and SARs may be exercised by means of giving an Exercise Notice addressed to the Company. Where Options or SARs are exercised, they shall be deemed to have been exercised on the date that the Exercise Notice in respect of such Options or SARs is received by the Treasurer or Secretary of the Company at the Company's head office.

3.3   Exercise Price

        The Exercise Price of any Option must not be less than the Market Value of a Share as determined on the date of the granting of the Option.

3.4   Payment of Exercise Price

        The Exercise Price shall be fully paid on or before the Settlement Day. No Shares shall be issued or transferred until full payment has been received therefor. As soon as practicable after receipt of any Exercise Notice and full payment, the Company shall deliver to the eligible Participant, a certificate or certificates representing the acquired Shares.

3.5   Share Appreciation Rights

        The Board may grant share appreciation rights ("SARs") either alone or in conjunction with the granting of an Option ("Tandem SARs"). Where SARs are granted on a stand alone basis, the SARs shall entitle the Participant to receive, upon the exercise of the SARs, a payment in the aggregate amount of the number of SARs exercised, multiplied by the excess of the Market Value of a Share determined on the date of exercise of the SARs over the Market Value of a Share determined on the date of grant of the SARs. Tandem SARs shall entitle the Participant to receive, upon the exercise of the Tandem SARs, a payment in the aggregate amount of the number of Tandem SARs exercised, multiplied by the excess of the Market Value of a Share determined on the date of exercise of the Tandem SARs over the Exercise Price of the related Options.

3.6   Death of a Participant

        Notwithstanding the provisions of paragraph 2.8, if a Participant's employment with the Company or any Associated Company or appointment as a Director is terminated by reason of death, all Options and/or SARs held by the Participant shall become exercisable by the lawful representative of such Participant's estate on the date of death. The right to exercise any such Options or SARs held by the Participant shall terminate upon the earlier of: (i) a period of twelve (12) months from the date of death; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR.

3.7   Permitted Leave

        If a Participant is absent from work as a result of Permitted Leave, the Participant shall have the right to exercise the Option and/or SAR to the extent that the Option and/or SAR was exercisable at the date of commencement of such Permitted Leave and furthermore Options and/or SARs held by the Participant at the date the Participant is absent from work as a result of Permitted Leave shall continue to vest and become exercisable for a period of twenty-four (24) months from the date of commencement of such Permitted Leave and the right to exercise the Option and/or SAR shall terminate upon the earlier of: (a) the expiration of twelve (12) months from the date that is twenty-four (24) months from the date of commencement of the Participant's Permitted Leave; or (b) the expiration of the Exercise Term of the particular Option and/or SAR. If the Participant has not returned to active service as an Employee prior to the expiration of twenty-four (24) months from the date of commencement of such Permitted Leave then the Options and/or SARs held by the Participant which were not exercisable twenty-four (24) months from the date of commencement of such Permitted Leave shall immediately terminate.

3.8   Retirement of Participant

        If a Participant's employment with the Company or any Associated Company or appointment as a Director is terminated by reason of Retirement, all Options and/or SARs held by the Participant shall become exercisable on the effective date of Retirement. The right to exercise any such Options and/or SARs held by the Participant shall terminate upon the earlier of: (i) a period of thirty-six (36) months from the effective date of Retirement; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR.

3.9   Termination for Cause

        Where a Participant's employment with the Company or any Associated Company is terminated for cause, any Options and/or SARs held by the Participant shall be cancelled immediately upon the date of such termination.

3.10 Other Involuntary Termination of Employment

        Where a Participant's employment with the Company or any Associated Company is terminated by the Company or any Associated Company for any reason other than as set out in paragraphs 3.6, 3.7, 3.8 and 3.9, any Options and/or SARs held by the Participant which are exercisable at the Termination Date shall continue to be exercisable by the Participant until the earlier of: (i) three (3) months from the Termination Date; and (ii) the expiration of the Exercise Term of the particular Option and/or SAR. Any Options and/or SARs held by the Participant which are not exercisable at the Termination Date shall immediately terminate.

3.11 Voluntary Termination of Employment

        Where a Participant voluntarily resigns his or her employment with the Company or any Associated Company, other than by means of Retirement, any Options and/or SARs held by the Participant which are exercisable at the date of such voluntary termination of employment shall continue to be exercisable by the Participant until the earlier of: (i) three (3) months from the date of such voluntary termination; and (ii) the expiration of the Exercise Term of the particular Option or SAR. Any Options and/or SARs held by the Participant which are not exercisable at the date of such termination of employment shall immediately terminate.

3.12 Discretion to Permit Exercise

        Notwithstanding the provisions in paragraphs 3.6 to 3.11 inclusive, the Board may, in its discretion, at any time prior to or following the events contemplated in such paragraphs, permit the exercise of any or all Options and/or SARs held by a Participant in the manner and on the terms authorized by the Board. However, in no case shall the Board authorize the exercise of an Option and/or SAR pursuant to this paragraph beyond the expiration of the Exercise Term of the particular Option and/or SAR.

ARTICLE 4

LIMITED APPRECIATION RIGHTS

4.1   Award of LARs

        Subject to the provisions of this Plan, including, without limitation, Appendix "A" hereto and such other terms and conditions as the Board may prescribe, the Board may award limited appreciation rights ("LARs") to any Participant. The specific terms and conditions governing awards of LARs are set forth in Appendix "A" to this Plan.

ARTICLE 5

OTHER SHARE-BASED AWARDS

5.1   Other Share-Based Awards under this Plan

        Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may award to any Participant other share-based awards, including, without limitation, bonus Shares, and such other awards involving the issuance or possible issuance of Shares as the Board may consider appropriate from time to time (collectively, the "Other Share-Based Awards").

5.2   Consideration for Other Share-Based Awards

        Subject to the provisions of this Plan, the Board may determine the consideration which shall be paid or provided for Shares acquired pursuant to the Other Share-Based Awards. Such consideration may consist entirely of previous services given to the Company or its Associated Companies by the Participant.

5.3   Payment of Consideration

        Subject to the provisions of this Plan, the consideration for any other Share-Based Awards granted pursuant to this Plan shall be fully paid in cash or past services by the Participant at the time of the grant. No Shares shall be issued or transferred until full cash or past service payment has been received therefor. As soon as practicable, after the receipt of any full payment, the Company shall deliver to the Participant, a certificate or certificates representing the acquired Shares.

5.4   Maximum Number of Shares Issuable for Non-Cash Consideration

        The aggregate number of Shares which may be issued solely for non-cash consideration (such as past services) under this Article 5 shall not exceed 1,500,000 Shares.

ARTICLE 6

NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS

6.1   General

        Subject to the provisions of this Plan, all Non-Employee Directors may receive Options and LARs on the basis set forth in Appendix "B" to this Plan.

ARTICLE 7

ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS' FEES

7.1   General

        Subject to the provisions of this Plan, including without limitation, Appendix "C" hereto, Directors may be issued Shares in lieu of cash on account of a specified percentage of the Director's Annual Retainer on the basis set forth in Appendix "C" to this Plan.

ARTICLE 8

REORGANIZATION OF THE COMPANY

8.1   General

        The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or any other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of similar character or otherwise.

8.2   Reorganization of Company's Capital

        Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend which is in lieu of an ordinary cash dividend), or should any other change be made in the capitalization of the Company which, in the opinion of the Board, would warrant the replacement or modification of any existing Awards in order to adjust: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; or (iii) the number of SARs and/or LARs held by Participants, in order to preserve proportionately the rights and obligations of Participants, the Board shall authorize such steps to be taken as may be equitable and appropriate to that end, subject to any required regulatory approvals. A decision of the Board in respect of any and all matters falling within the scope of this paragraph or paragraphs 8.3 and 8.4 shall be final and without recourse on the part of any Participant and his or her heirs or legal representatives.

8.3   Other Events Affecting the Company

        In the event of an amalgamation, combination, merger or other reorganization involving the Company, by exchange of Shares, by sale or lease of assets, or otherwise, which in the opinion of the Board warrants the replacement or modification of any existing Awards in order to adjust: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; (iii) the number of SARs and/or LARs held by Participants; or (iv) any other attribute of an Award, in order to preserve proportionately the rights and obligations of Participants, the Board, in its sole discretion, shall authorize such steps to be taken as may be equitable and appropriate to that end, subject to any required regulatory approvals.

8.4   Immediate Exercise of Awards

        Where the Board determines that the steps provided for in paragraphs 8.2 and 8.3 would not preserve proportionately the rights and obligations of Participants in the circumstances or otherwise determines that it is appropriate, the Board may on thirty (30) days notice to each Participant, permit the immediate exercise of any outstanding Awards which are not otherwise exercisable and provide that any Awards that are not exercised within such thirty (30) day period are terminated. In addition, if a Change of Control should occur at any time the Board may provide that, any Award that is not by its terms then exercisable shall be deemed to have become exercisable immediately prior to such Change of Control and that any Award that is not exercised in connection with such Change of Control will expire on the closing of the Change of Control.

8.5   Issue by Company of Additional Shares

        Except as expressly provided in this Article 8, the issue by the Company of shares of any class, or securities convertible into shares of any class, for money, services or property either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of Shares or obligations of the Company convertible into such shares or securities, shall not affect, and no adjustment by reason thereof shall be made with respect to: (i) the number of Shares which may be acquired on the exercise of any outstanding Awards; (ii) the Exercise Price of any outstanding Awards; or (iii) the number of SARs and/or LARs held by Participants.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1   Legal Requirement

        The Company shall not be obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board exercising its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable valid statutory or regulatory enactment of any government or government agency.

9.2   Rights of Participant

        No Participant shall have any claim or right to be granted an Award (including, without limitation, an Award in substitution for any Option, SAR, LAR or other Award that has expired pursuant to the terms of this Plan), and the granting of any Award shall not be construed as giving a Participant a right to remain in the employ of the Company. No Participant shall have any rights as a shareholder of the Company in respect of Shares issuable on the exercise of rights to acquire Shares under any Award until the allotment and issuance to the Participant of such Shares has occurred.

9.3   Amendment or Discontinuance

        Subject to receipt of any necessary regulatory or other approval, the Board may, without shareholder approval, at any time or from time to time, amend, suspend or terminate this Plan or the securities issued hereunder or any provisions hereof in such respects as it, in its discretion, may determine appropriate provided, however, that no amendment, suspension or termination of this Plan shall, without the consent of any Participant or the representatives of his or her estate, as applicable, materially alter or impair any rights or obligations arising from any Award previously granted to a Participant under this Plan and provided, however, that any of the following amendments will also be subject to receipt of shareholder approval:

  (i)
  an increase in the number of securities reserved under this Plan beyond the Plan Maximum;

  (ii)
  a reduction in an exercise price of Options, or cancellation and reissue of Options (other than as permitted by the TSX) which benefits any Participant;

  (iii)
  an amendment that extends the term of an Award beyond its original Exercise Term;

  (iv)
  allowing Awards to be transferable or assignable other than for normal estate settlement purposes; and

  (v)
  any amendment that increases the maximum number of Options available for annual grants to Non-Employee Directors.

9.4   Indemnification

        Every Director shall at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, which such Director may sustain or incur by reason of any action, suit or proceeding, proceeded or threatened against the Director, otherwise than by the Company, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.

9.5   Effective Date

        This Plan shall become effective on the Effective Date.

9.6   Governing Law

        This Plan is created under and shall be governed, construed and administered in accordance with the laws of the Province of Alberta and the federal laws of Canada as applicable therein.

 APPENDIX "A"

LIMITED APPRECIATION RIGHTS AWARDS

1.
Purpose:    The purpose of the award of a LAR is to provide Participants with incentive to maximize the value of the Shares during a period when the Company is subject to a Change of Control Transaction. In particular, the award of a LAR will provide designated Participants with the opportunity to realize the value inherent in their holdings of Options as a result of a Change in Control Transaction without having to exercise their Options.

2.     Granting of LARs:

  (a)
  A LAR may be granted to Participants at any time and from time to time in the discretion of the Board.

  (b)
  A LAR granted to a Participant shall confer upon such Participant a collateral right and entitlement in respect of each and every outstanding Option and non-Tandem SAR (a "Related Option") held by the Participant during the period from the date of grant of the LAR to the date upon which the LAR expires or is otherwise cancelled or terminated, regardless of whether the Related Option is granted before, concurrently with, or after the date of grant of the LAR.

3.
Entitlement Upon Exercise of a LAR:    For persons who are not U.S. Taxpayers a LAR represents the right of the holder thereof, exercisable upon completion of a Change of Control Transaction, to receive a cash payment from the Company upon surrender of the Related Option equal to the amount, if any, by which:

(a)
the greater of:

(i)
the highest price per Share paid by a person acquiring Shares in the Change of Control Transaction, and

(ii)
the highest "Daily Trading Price" of the Shares on TSX during the sixty (60) day period preceding the date of the Change of Control Transaction where "Daily Trading Price" means the average of the high and low board lot trading prices of the Shares on any particular day;

  exceeds

  (b)
  the Exercise Price of the Related Option.

4.
Entitlement Upon Exercise of a LAR:    For persons who are U.S. Taxpayers, a LAR represents the right of the holder thereof who is a U.S. Taxpayer, to receive a cash payment from the Company upon surrender of the Related Option equal to the amount, if any, by which:

(a)
the average of the "Daily Trading Price" of the Shares on TSX during the thirty (30) day period preceding the date of exercise of the LAR, where "Daily Trading Price" means the average of the high and low board lot trading prices of the Shares on any particular day;

  exceeds

  (b)
  the Exercise Price of the Related Option.

  The foregoing right is exercisable

  (c)
  if the Shares continue to trade on TSX or the New York Stock Exchange after the Change of Control Transaction, at any time from and including the date of completion of the Change of Control Transaction up to and including the 30th day following the date of completion of the Change of Control Transaction.

  (d)
  If subparagraph (c) is not applicable, on the day immediately following the date of the Change of Control Transaction.

5.
Manner of Exercise of LARs:    Subject to the provisions hereof and any Award Agreement, a LAR attached to and forming part of any Related Option may be exercised by the Participant giving an Exercise Notice addressed to the Company specifying the Related Options in respect of which the LAR is exercised.

  The exercise of any LAR must be accompanied by the surrender of the Related Option which will thereupon be cancelled.

6.
Exercise Term; Expiry and Cancellation of LARs:    Subject to paragraph 7 below, a LAR granted to a Participant pursuant to the terms of this Plan will be exercisable upon completion of a Change of Control Transaction, provided that the Related Option is, by its terms, then exercisable, and the LAR will expire and be cancelled upon the earliest of: (i) the exercise of the Related Option by a Participant; (ii) the expiry of the Exercise Term of the Related Option; (iii) the expiration of the Related Option pursuant to paragraph 8.4 of this Plan; (iv) with respect to LARs held by Participants who are U.S. Taxpayers, the expiry of the exercise period for LARs following completion of a Change of Control Transaction as set out in paragraph 3.1(c) or (d) above; (v) the expiry date of the LAR as designated by the Board at the date of grant thereof; and (vi) the grant to the Participant of a new LAR on substantially the same terms as any existing LAR but with a later stated expiry date.

7.
Other Events Affecting Exercise of LARs:    All LARs granted to Participants pursuant to the terms of this Plan shall terminate and be of no further effect immediately upon the occurrence of any of the following events:

(a)
the death of the Participant;

(b)
the entitlement to Disability Benefits of the Participant;

(c)
the Retirement of the Participant;

(d)
the Termination Date in respect of the Participant's employment with the Company, whether with or without cause and whether with or without any or reasonable notice; or

(e)
the voluntary termination of his/her employment with the Company by a Participant.

  Notwithstanding the foregoing provisions of this paragraph, upon the occurrence of any of the foregoing events at a time when a LAR is exercisable due to the completion of a Change of Control Transaction, the LAR shall continue to be exercisable for:

  (f)
  for Participants who are U.S. Taxpayers, thirty (30) days; or

  (g)
  for Participants who are not U.S. Taxpayers, six (6) months;

  following the effective date of the Change of Control Transaction or until such earlier date as they are cancelled pursuant to paragraph 6; and provided further that the Board, in its discretion, may permit the exercise of any or all LARs held by a Participant other than a Participant who is a U.S. Taxpayer, in the manner and on the terms authorized by the Board.

 APPENDIX "B"

NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS

1.
Types of Awards:    All Non-Employee Directors shall receive Awards of Options and LARs as provided for in this Appendix "B", commencing from the Effective Date.

2.
Awards of Options:    All Non-Employee Directors shall receive the following Awards of Options:

(a)
Initial Grants of Options:    Each Non-Employee Director who is appointed or elected to the Board for the first time shall be granted Options in the same amount (the "Initial Grant") as the most recent Annual Grant upon the effective date of such appointment or election. If the Non-Employee Director is appointed to the Board on the same day as the Board approves the amount of the Annual Grant, then the Initial Grant shall be effective on the same day as the Annual Grants; and

(b)
Annual Grant of Options:    Following the Effective Date, on an annual basis, each Non-Employee Director who is a Director on July 1 of each year shall be granted Options to purchase up to 8,000 Shares (the "Annual Grant") at the July meeting of the Board, provided that if at the date of the July meeting of the Board, a Blackout is in effect, the effective date of the grant of options shall be the first Trading Day following the end of the Blackout. The amount of the Annual Grant shall be determined by the Board based on review of the competitiveness of total compensation for the Directors compared to the market.

3.
Exercise Price of Options:    The Exercise Price of an Option granted to Non-Employee Directors pursuant to the Initial Grant and the Annual Grants shall not be less than the Market Value of the Shares determined on the date of granting of the Option.

4.
Exercise Term of Options:    One-third of the Options granted to Non-Employee Directors pursuant to the Initial Grant and the Annual Grants shall be exercisable on each of the first, second and third anniversaries of the Initial Grant and the Annual Grants, respectively, and in no event shall the Exercise Term of the Options exceed seven (7) years from the date of grant.

5.
Manner of Exercise of Options:    Subject to the provisions hereof and any Award Agreement, Options may be exercised by means of giving an Exercise Notice addressed to the Company.

6.
Awards of LARs:    All Non-Employee Directors shall receive the following Awards of LARs:

(a)
Initial Grant of LARs — At the time of the Initial Grant specified in paragraph 2(a) above, each Non-Employee Director shall receive one LAR in respect of each Option granted pursuant to the Initial Grant; and

(b)
Annual LARs Grants — At the time of each of the Annual Grants specified in paragraph 2(b) above, each Non-Employee Director shall receive one LAR for each Option received pursuant to such Annual Grants.

7.
Amendments:    Subject to any applicable regulatory or other approval requirements, the Board may at any time amend any of the provisions of this Appendix "B" without shareholder approval, including, without limitation, the number of Options and/or LARs awarded to Non-Employee Directors pursuant to paragraphs 2(b) and/or 6(b) above, or may terminate the operation of such provisions, provided that, in no event shall the Board amend the provisions of this Appendix "B" that relate to Awards of Options and/or LARs to Non-Employee Directors more than once every six (6) months.

8.
Cessation of Directorship:    In the event that a Non-Employee Director ceases to be a Director for any reason whatsoever, then all Options held by the Non-Employee Director shall continue to be exercisable until the earlier of: (i) thirty-six (36) months from the date on which the Non-Employee Director ceased to be a Director; and (ii) the expiration of the Exercise Term of the particular Option, but all LARs held by the Non-Employee Director shall terminate and be of no further effect immediately upon the occurrence of such Non-Employee Director ceasing to be a Director.

9.
Application of Plan:    Except as otherwise specifically provided for, or where inconsistent with, the provisions of this Appendix "B", the applicable provisions of this Plan shall also apply to the Options and LARs granted to Non-Employee Directors hereunder.

 APPENDIX "C"

ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS' FEES

1.
Issuance of Shares on Account of Directors' Fees:    Commencing on the Effective Date and in each year thereafter, each Director may receive Shares on account of a specified percentage (the "Specified Percentage") of the amount of the Director's Annual Retainer, if any, payable to such Director (the "Annual Share Payment"), such Specified Percentage to be determined by the Board, from time to time.

2.
Aggregate Number of Shares Issued in Respect of Annual Share Payment:    The aggregate number of Shares issuable to Directors in respect of any Annual Share Payment shall be equal to the Specified Percentage times, the Director's Annual Retainer, divided by the Market Value of a Share determined on the date of the initial issuance of Shares in respect of such Annual Share Payment.

3.
Fractional Shares:    In no event shall fractional Shares be issued to Directors in respect of the Annual Share Payment. If it is determined in paragraph 2 above that the Annual Share Payment would result in the issuance of a fractional Share, the aggregate number of Shares issuable in respect of the Annual Share Payment shall be rounded down to the nearest whole number of Shares and a corresponding increase shall be made to the balance of the Director's Annual Retainer owing to such Director.

4.
Timing of Annual Share Payment:    Directors shall receive Shares in respect of the Annual Share Payment, on a pro rata basis with the payment of the balance of the Director's Annual Retainer, at such time or times as such balance of the Director's Annual Retainer is payable.

5.
Amendments:    Subject to any applicable regulatory or other approval requirements, the Board may at any time amend any of the provisions of this Appendix "C" without shareholder approval, including, without limitation, the Specified Percentage, or may terminate the operation of such provisions, provided that, in no event shall the Board amend the provisions of this Appendix "C" that relate to the Annual Share Payment more than once every six (6) months.

 Any questions and requests for assistance may be directed to the Joint Proxy Solicitation Agent of Suncor Energy Inc. and Petro-Canada:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

 1-866-851-2638

 Email: contactus@kingsdaleshareholder.com

 Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers call collect: 416-867-2272

QuickLinks

  Exhibit 99.1
NOTICE TO NON-REGISTERED HOLDERS OF SUNCOR SHARES AND PETRO-CANADA SHARES

SUNCOR ENERGY INC. NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SUNCOR SHAREHOLDERS
PETRO-CANADA NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF PETRO-CANADA SHAREHOLDERS
IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY
NOTICE OF JOINT PETITION
SUNCOR SHAREHOLDERS — QUESTIONS AND ANSWERS
PETRO-CANADA SHAREHOLDERS — QUESTIONS AND ANSWERS
JOINT INFORMATION CIRCULAR AND PROXY STATEMENT
GLOSSARY OF TERMS
CONVENTIONS
ABBREVIATIONS
CONVERSIONS
SUMMARY INFORMATION
PART I — THE ARRANGEMENT
PART II — PRO FORMA INFORMATION OF AMALCO AFTER GIVING EFFECT TO THE ARRANGEMENT
PART III — ADDITIONAL MATTERS TO BE ACTED UPON AT SUNCOR SHAREHOLDERS' MEETING
PART IV — ADDITIONAL MATTERS TO BE ACTED UPON AT PETRO-CANADA SHAREHOLDERS' MEETING
PART V — INFORMATION CONCERNING SUNCOR
PART VI — INFORMATION CONCERNING PETRO-CANADA
PART VII — GENERAL PROXY MATTERS — SUNCOR
PART VIII — GENERAL PROXY MATTERS — PETRO-CANADA
APPENDIX A — ARRANGEMENT RESOLUTIONS
ARRANGEMENT RESOLUTION — SUNCOR ENERGY INC.
ARRANGEMENT RESOLUTION — PETRO-CANADA
APPENDIX B — INTERIM ORDER
IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY
INTERIM ORDER
APPENDIX C — ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT
ARTICLE I INTERPRETATION
ARTICLE II THE ARRANGEMENT
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SUNCOR
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA
ARTICLE V COVENANTS
ARTICLE VI CONDITIONS
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER
ARTICLE IX GENERAL PROVISIONS
SCHEDULE 1.1(a) PLAN OF ARRANGEMENT INVOLVING SUNCOR ENERGY INC., PETRO-CANADA, CERTAIN SUBSIDIARIES OF SUNCOR ENERGY INC. AND PETRO-CANADA, THE SHAREHOLDERS OF SUNCOR ENERGY INC. AND THE SHAREHOLDERS OF PETRO-CANADA
ARTICLE I INTERPRETATION
ARTICLE II ARRANGEMENT
ARTICLE III RIGHTS OF DISSENT
ARTICLE IV CERTIFICATES AND FRACTIONAL SHARES
ARTICLE V AMENDMENTS
ARTICLE VI FURTHER ASSURANCES
SCHEDULE A TO PLAN OF ARRANGEMENT SHARE TERMS
SCHEDULE B TO PLAN OF ARRANGEMENT OWNERSHIP AND VOTING RESTRICTIONS
SCHEDULE C TO PLAN OF ARRANGEMENT OTHER RESTRICTIONS
SCHEDULE 1.1(b) FORM OF ARRANGEMENT RESOLUTION
SCHEDULE 2.9 GOVERNANCE AND TRANSITIONAL ARRANGEMENTS
SCHEDULE 3.1 REPRESENTATIONS AND WARRANTIES OF SUNCOR
SCHEDULE 4.1 REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA
APPENDIX D-1 — CIBC WORLD MARKETS INC. FAIRNESS OPINION
APPENDIX D-2 — MORGAN STANLEY CANADA LIMITED FAIRNESS OPINION
APPENDIX E-1 — RBC DOMINION SECURITIES INC. FAIRNESS OPINION
APPENDIX E-2 — DEUTSCHE BANK SECURITIES INC. FAIRNESS OPINION
APPENDIX F — AMALCO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AMALCO PRO FORMA CONSOLIDATED BALANCE SHEET As at March 31, 2009 (Unaudited)
AMALCO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the three month period ended March 31, 2009 (Unaudited)
AMALCO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the year ended December 31, 2008 (Unaudited)
AMALCO NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
APPENDIX G — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
APPENDIX H — INFORMATION REGARDING SUNCOR ANNUAL GENERAL MEETING MATTERS AND RELATED DISCLOSURE

GLOSSARY OF TERMS
ANNUAL GENERAL MEETING BUSINESS
DIRECTOR COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
SUMMARY OF EQUITY COMPENSATION PLANS
DIRECTORS' AND OFFICERS' INSURANCE
CORPORATE GOVERNANCE
SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS
SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS
SCHEDULE C: CORPORATE GOVERNANCE SUMMARY
SCHEDULE D: BOARD TERMS OF REFERENCE
SCHEDULE E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR
SCHEDULE F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA
APPENDIX I — INFORMATION REGARDING PETRO-CANADA ANNUAL GENERAL MEETING MATTERS AND RELATED DISCLOSURE

GENERAL
GLOSSARY OF TERMS
LEGAL NOTICE
ANNUAL GENERAL MEETING BUSINESS
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
COMPENSATION OF THE BOARD OF DIRECTORS
COMPENSATION DISCUSSION AND ANALYSIS
RETURNING CASH TO SHAREHOLDERS
CORPORATE GOVERNANCE SUMMARY
SCHEDULE A BOARD OF DIRECTORS MANDATE
APPENDIX J — CONSENTS
CONSENTS
APPENDIX K — FORM OF AMALCO STOCK OPTION PLAN
SUNCOR ENERGY INC. STOCK OPTION PLAN

ARTICLE 1 DEFINITIONS
APPENDIX "A" LIMITED APPRECIATION RIGHTS AWARDS
APPENDIX "B" NON-DISCRETIONARY AWARDS TO NON-EMPLOYEE DIRECTORS
APPENDIX "C" ISSUANCE OF SHARES ON ACCOUNT OF DIRECTORS' FEES